Form 10-K, Exhibit 13
period 1993-10-30
NOVELL INC
filed 1994-01-27
CIK 758004

                                                                      EXHIBIT 13

                      SELECTED CONSOLIDATED FINANCIAL DATA

                           OCTOBER 30,    OCTOBER 31,    OCTOBER 26,    OCTOBER 27,    OCTOBER 28,
                              1993           1992           1991           1990           1989
                           -----------    -----------    -----------    -----------    -----------
                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Statement of Operations
Net sales..................  $1,122,896    $ 933,370      $ 640,079      $ 497,512      $ 421,877
Gross profit...............    898,365       749,194        516,785        365,185        269,539
Income from operations.....     74,225       356,862        226,138        134,220         71,541
Income before taxes........    104,048       377,318        248,074        145,106         77,058
Income taxes...............    139,208       128,288         85,586         50,787         28,511
Net income (loss)..........    (35,160)      249,030        162,488         94,319         48,547
Net income (loss) per
  share....................       (.11)          .81            .55            .34            .18
Pro forma net income*......    282,325       249,030        162,488         94,319         48,547
Pro forma net income
  per share*...............        .90           .81            .55            .34            .18
Balance Sheet
Cash and short-term
  investments..............  $ 664,070     $ 545,260      $ 346,765      $ 254,776      $ 129,803
Working capital............    821,771       716,033        434,854        308,342        216,400
Total assets...............  1,343,855     1,096,696        726,250        494,438        346,620
Shareholders' equity.......    996,499       937,806        598,585        398,283        235,808
Key Ratios
Current ratio..............        4.6           5.8            4.7            4.3            5.0
Pro forma return on
  sales*...................       25.1%         26.7%          25.4%          19.0%          11.5%
Pro forma return on average
  total assets*............       23.1%         27.3%          26.6%          22.4%          15.5%
Pro forma return on average
  equity*..................       29.2%         32.4%          32.6%          29.7%          23.7%
Growth
  Percentages--increases
Net sales..................       20.3%         45.8%          28.7%          17.9%          21.6%
Pro forma net income*......       13.4%         53.3%          72.3%          94.3%          35.3%
Pro forma net income per
  share*...................       11.1%         47.3%          61.8%          88.9%          28.6%
Book value per share.......        3.5%         50.0%          47.5%          58.4%          30.9%

- ------------

* Excluding the impact of one-time charges of $320,500 ($317,485 net of tax) in fiscal 1993.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

INTRODUCTION

     Novell's business strategy is to be a leading supplier of software products for the network computing industry. Over the past several years the Company has issued common stock or paid cash to acquire technology companies, invested cash in other technology companies, and formed strategic alliances with still other technology companies. Novell undertook all of these transactions to promote the growth of the network computing industry, and in many cases to also broaden the Company's business as a system software supplier.

     In December 1990, the Company announced that Canon, Fujitsu, NEC, Sony and Toshiba, five major Japanese computer companies, joined SOFTBANK Corporation and Novell as investment partners in Novell Japan, Ltd., a Tokyo-based joint venture formed in April 1990. Novell has a 54% ownership interest, and accordingly, the financial statements of Novell Japan, Ltd. are consolidated in the financial statements of the Company, with the minority interest in profit or loss offset within other income and expense.

     In April 1991, the Company invested $15.0 million in UNIX System Laboratories, Inc. (USL), a subsidiary of AT&T that develops and licenses the UNIX operating system and other standards-based software to customers worldwide. In December 1991, the Company announced the formation of Univel, a joint venture with USL, formed to accelerate the expanded use of the UNIX operating system in the personal computer and network computing marketplace. Novell and USL contributed cash and technology rights to Univel. Then in June 1993, the Company acquired the remaining portion of USL by issuing approximately 11.1 million shares of Novell common stock valued at $321.8 million in exchange for all of the outstanding stock of USL not previously owned by Novell and assumed additional liabilities of $9.4 million. The transaction was accounted for as a purchase and, on this basis, resulted in a one-time write-off of $268.7 million for purchased research and development in the third quarter of fiscal 1993.

     On October 28,1991, the Company completed a merger with Digital Research Inc. (DRI), a producer of personal computer operating software, whereby DRI became a wholly owned subsidiary of Novell. There were 6.0 million shares of Novell common stock exchanged for all of the outstanding stock of DRI. This transaction was accounted for as a pooling of interests; however, prior year financial statements have not been restated due to immateriality.

     In April 1992, the Company purchased all of the outstanding stock of International Business Software, Ltd. (IBS), a developer of distributed computing technology for Apple Macintosh computers, for $5.2 million cash whereby IBS became a wholly owned subsidiary of Novell.

     In June 1992, the Company purchased all of the outstanding stock of Annatek Systems, Inc. (Annatek), a developer of software distribution products, for $10.0 million cash, whereby Annatek became a wholly owned subsidiary of Novell.

     In June 1993, the Company purchased all of the outstanding stock not previously owned by Novell of Serius Corporation (Serius), a developer of object-based application tools, for $17.0 million cash and assumed liabilities of $5.0 million, whereby Serius became a wholly owned subsidiary of Novell. Novell previously had invested cash of $1.1 million in Serius. This transaction was accounted for as a purchase and, on this basis, resulted in a one-time write-off of $22.1 million for purchased research and development.

     In June 1993, the Company acquired all of the outstanding stock of Software Transformation, Inc. (STI), a developer of software development tools, by issuing approximately 800,000 shares of Novell common stock in exchange for all of the outstanding stock of STI. The transaction was accounted for as a pooling of interests; however, prior periods were not restated due to immateriality.

     In July 1993, the Company acquired all of the outstanding stock of Fluent, Inc. (Fluent), a developer of multimedia software for personal computers, for $18.5 million cash and assumed liabilities of $3.0 million, whereby Fluent became a wholly owned subsidiary of Novell. The transaction was accounted for as a purchase and, on this basis, resulted in a one-time write-off of $20.7 million for purchased research and development in the third quarter of fiscal 1993.

     The Company will continue to look for similar acquisitions, investments or strategic alliances which it believes complement its overall business strategy.

RESULTS OF OPERATIONS

NET SALES

                                                   1993     CHANGE     1992     CHANGE     1991
                                                 --------   ------    -------   ------    -------
Net sales (millions)...........................  $1,122.9     20%     $ 933.4     46%     $ 640.1

     Throughout fiscal 1993, 1992 and 1991, sales of network computing software products have continued to increase as a percentage of net sales. Software revenue represented approximately 92%, 91% and 89% of net sales in fiscal 1993, 1992 and 1991, respectively. The growth in software revenue in fiscal 1993 was 21% over fiscal 1992, and in fiscal 1992 software revenue grew 49% over fiscal 1991.

     Fiscal 1993 revenues include approximately 4 1/2 months of USL revenues subsequent to the merger date. These revenues represented 3% of total revenue in fiscal 1993 and this new revenue contributed 4% to the Company's overall revenue growth year over year. The additional revenue growth in fiscal 1993 compared to fiscal 1992 is the result of volume increases in the Company's recently released NetWare 4 products, NetWare 3 products, software royalties, communication products, connectivity products, training and UnixWare, offset by volume decreases in the NetWare 2 products and DR DOS.

     Fiscal 1991 revenues do not include any DRI revenue as the merger with DRI was completed on the first day of fiscal 1992 and the prior year has not been restated due to immateriality. DRI accounted for 6% of total revenue in fiscal 1992 and this new revenue contributed 9% to the Company's overall revenue growth year over year. The additional growth in fiscal 1992 compared to fiscal 1991 is the result of volume increases in the Company's NetWare 3 products, software royalties, communication products, connectivity products, and training offset by volume decreases in the NetWare 2 products.

     In addition, net sales were favorably affected by an increase in export sales, which accounted for approximately 48% of net sales in fiscal 1993, 47% in fiscal 1992, and 44% in fiscal 1991. However, the rate of export sales growth began to slow down in late fiscal 1992 and throughout fiscal 1993 primarily due to weakened European economies. Despite this slowdown in Europe, the Company expects that export sales will continue to grow at approximately the same rate as domestic sales in fiscal 1994.

GROSS PROFIT

                                                   1993     CHANGE    1992     CHANGE    1991
                                                  ------    ------   ------    ------   ------
Gross profit (millions).......................... $898.4      20%    $749.2      45%    $516.8
Percentage of net sales..........................   80.0%              80.3%              80.7%

     The gross margin percentage remained fairly flat in fiscal 1993 compared to both fiscal 1992 and 1991. The slight decrease between years is attributable to higher costs related to product transitions and to the amortization of purchased software acquired in the USL acquisition, partially offset by the shift to high-end products which have better gross margins. Future fluctuations in gross profit margins will be primarily attributable to price changes, changes in sales mix by product or distribution channel, and special product promotions. The Company expects the gross profit margin in fiscal 1994 to be down slightly compared to the gross profit margin in fiscal 1993 due to the continued amortization of the purchased software described above.

OPERATING EXPENSES

                                                 1993     CHANGE     1992     CHANGE     1991
                                                ------    ------    ------    ------    ------
Sales and marketing (millions)................. $258.6       18%    $219.4      24%     $177.6
Percentage of net sales........................   23.0%               23.5%               27.7%
Product development (millions)................. $164.9       36%    $120.8      55%     $ 77.9
Percentage of net sales........................   14.7%               12.9%               12.2%
General and administrative (millions).......... $ 80.1       54%    $ 52.1      48%     $ 35.1
Percentage of net sales........................    7.1%                5.6%                5.5%
Nonrecurring charges (millions)................ $320.5      n/a         --     n/a          --
Percentage of net sales........................   28.5%                 --                  --
Total operating expenses (millions)............ $824.1      110%    $392.3      35%     $290.6
Percentage of net sales........................   73.4%               42.0%               45.4%

     Sales and marketing expenses have been reduced as a percentage of net sales in each of the past two fiscal years. This has been accomplished in spite of acquisitions and expansion into additional international markets in the same period. The decrease is attributable to efficiencies gained through economies of scale, new third-party distribution and support relationships, and control of discretionary expenses. Sales and marketing expenses are not expected to decline further as a percentage of net sales, but may increase due to product promotions.

     Product development expenses have increased as a percentage of net sales in each of the past two fiscal years, particularly from the acquisitions in fiscal 1993 and from planned headcount increases in an effort to increase the Company's investment in new products in both years. The Company expects to slightly decrease spending levels on a percentage basis during fiscal 1994 as the new acquisitions become more efficient in the Company's product strategies.

     General and administrative expenses have increased as a percentage of net sales in fiscal 1993, compared to fiscal 1992 and 1991. The increase is primarily attributable to a higher bad debt provision in fiscal 1993 of approximately $8.0 million related to the write-off of the Company's receivable from one of its distributors and higher legal expenses in fiscal 1993 related to the protection of intellectual property rights.

     During the third quarter of fiscal 1993, the Company wrote off $311.5 million of non-tax deductible purchased research and development in connection with the acquisitions of USL, Serius and Fluent. An additional $9.0 million tax deductible charge was incurred related to restructuring of operations.

     Overall, headcount and operating expenses excluding nonrecurring charges have grown more rapidly than revenues in fiscal 1993 compared to 1992 due to the acquisitions of USL, Serius, STI and Fluent. Operating expenses in fiscal 1992 grew less rapidly than revenues compared to fiscal 1991 due to control of headcount growth and discretionary spending.

                                                 1993     CHANGE     1992     CHANGE     1991
                                                ------    ------    ------    ------    ------
Employees......................................  4,429      22%      3,637      28%      2,843
Revenue per employee (thousands)............... $  278       1%     $  275      13%     $  243

OTHER INCOME (EXPENSE)

                                                 1993     CHANGE     1992     CHANGE     1991
                                                ------    ------    ------    ------    ------
Other income (expense), net (millions)......... $ 29.8      46%     $ 20.5      (6%)    $ 21.9
Percentage of net sales........................    2.7%                2.2%                3.4%

     The primary component of other income (expense) is investment income, which was $28.1 million, $21.3 million and $23.0 million in fiscal 1993, 1992 and 1991, respectively. The increase in fiscal 1993 compared to fiscal 1992 is attributable to a much larger investment portfolio, offset slightly by declining interest rates. The decrease in fiscal 1992 compared to fiscal 1991 is the result of a larger investment portfolio, more than offset by declining interest rates. In order to achieve potentially higher returns, a limited portion of the Company's investment portfolio is invested in mutual funds which incur some market risk. The Company believes that the market risk has been limited by diversification and by use of a funds management timing service which switches funds out of mutual funds and into money market funds when preset signals occur.

     In fiscal 1993, net non-operating income related primarily to the add back of the minority interest portion of joint venture losses and foreign currency translation gains. Net non-operating expenses were minimal in fiscal 1992 and 1991.

INCOME TAXES

                                                  1993     CHANGE     1992     CHANGE    1991
                                                 ------    ------    ------    ------    -----
Income taxes (millions)......................... $139.2       8%     $128.3      50%     $85.6
Percentage of net sales.........................   12.4%               13.7%              13.4%
Effective tax rate..............................  133.8%               34.0%              34.5%

     The effective tax rate substantially differs from prior years due to the $311.5 million one-time write-off of purchased research and development which is not tax deductible. Excluding the one-time write-off, the Company's effective tax rate for fiscal 1993 was reduced to 33.5% primarily due to the recent reinstatement of the research and development tax credit, offset by the increase in the federal statutory rate.

     The Company will be required to adopt Statement of Financial Accounting Standards No. 109 -- Accounting for Income Taxes in the first quarter of fiscal 1994. It is not expected to have a material effect on the financial statements of the Company.

NET INCOME (LOSS) AND NET INCOME (LOSS) PER SHARE

                                                 1993     CHANGE     1992     CHANGE     1991
                                                ------    ------    ------    ------    ------
Net income (loss) (millions)................... $(35.2)    (114)%   $249.0      53%     $162.5
Percentage of net sales........................   (3.1)%              26.7%               25.4%
Net income (loss) per share.................... $ (.11)    (114)%   $  .81      47%     $  .55

     Excluding the impact of the one-time charges in fiscal 1993, pro forma net income was $282.3 million or 25.1% of sales and $.90 per share. The decrease as a percentage of sales is attributable to the acquisitions in fiscal 1993 which are less profitable than the Company was in fiscal 1992.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and short-term investments increased to $664.1 million at October 30, 1993 from $545.3 million at October 31, 1992. The major reasons for this increase were the $357.5 million of cash provided by operating activities, the $37.2 million provided by the acquisition of USL, the $41.0 million provided from the issuance of common stock, and the $10.2 million provided from the sale of put warrants, offset by the $230.8 million used to reacquire 11.1 million shares of common stock under the Company's repurchase program, the $70.2 million used for capital asset purchases, and the $35.5 million used to acquire Serius and Fluent. The investment portfolio is diversified among security types, industry groups and individual issuers. The Company's principal sources of liquidity have been derived from product sales, sales of the Company's securities and available lines of credit. At October 30, 1993, the Company's principal unused sources of liquidity consisted of cash and short-term investments and available borrowing capacity of approximately $19.7 million under its credit facilities. The Company's liquidity needs are principally for the Company's financing of accounts receivable, capital assets, acquisitions and strategic investments and to have flexibility in a dynamic and competitive operating environment.

     During fiscal 1993 the Company has continued to generate cash from operations. The Company anticipates being able to fund its current operations, put warrant commitments and capital expenditures planned for the foreseeable future with existing cash and short-term investments together with internally generated funds. Borrowings under the Company's credit facilities or public offerings of equity or debt securities are available if the need arises. As the Company grows, investments will continue in product development in new and existing areas of technology. Cash may also be used to acquire technology through purchases and strategic acquisitions. Capital expenditures in fiscal 1994 are anticipated to be approximately $80 million, but could be reduced if the growth of the Company is less than presently anticipated.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 FISCAL YEAR ENDED
                                                    -------------------------------------------
                                                    OCTOBER 30,     OCTOBER 31,     OCTOBER 26,
                                                       1993            1992            1991
                                                    -----------     -----------     -----------
                                                      (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE
                                                                       DATA)
Net sales..........................................  $1,122,896      $ 933,370       $ 640,079
Cost of sales......................................    224,531         184,176         123,294
                                                    -----------     -----------     -----------
Gross profit.......................................    898,365         749,194         516,785
Operating expenses
  Sales and marketing..............................    258,658         219,399         177,657
  Product development..............................    164,860         120,849          77,924
  General and administrative.......................     80,122          52,084          35,066
  Nonrecurring charges.............................    320,500              --              --
                                                    -----------     -----------     -----------
                                                       824,140         392,332         290,647
Income from operations.............................     74,225         356,862         226,138
Other income (expense)
  Investment income................................     28,131          21,340          22,990
  Interest expense.................................       (442)           (625)           (921)
  Other, net.......................................      2,134            (259)           (133)
                                                    -----------     -----------     -----------
                                                        29,823          20,456          21,936
Income before taxes................................    104,048         377,318         248,074
Income taxes.......................................    139,208         128,288          85,586
                                                    -----------     -----------     -----------
Net income (loss)..................................  $ (35,160)      $ 249,030       $ 162,488
                                                    -----------     -----------     -----------
                                                    -----------     -----------     -----------
Net income (loss) per share........................  $    (.11)      $     .81       $     .55
                                                    -----------     -----------     -----------
                                                    -----------     -----------     -----------
Weighted average shares outstanding................    314,409         308,104         295,968
                                                    -----------     -----------     -----------
                                                    -----------     -----------     -----------

                See notes to consolidated financial statements.

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                   OCTOBER 30,     OCTOBER 31,
                                                                      1993            1992
                                                                   -----------     -----------
                                                                     (DOLLARS IN THOUSANDS,
                                                                     EXCEPT PER SHARE DATA)
Current assets
  Cash and cash equivalents.......................................  $ 328,469       $ 259,933
  Short-term investments..........................................    335,601         285,327
  Receivables, less allowances ($44,266 -- 1993,
     $34,742 -- 1992).............................................    331,662         264,920
  Other...........................................................     56,474          55,805
                                                                   -----------     -----------
          Total current assets....................................  1,052,206         865,985
Property, plant and equipment, net................................    216,849         181,765
Other assets......................................................     74,800          48,946
                                                                   -----------     -----------
          Total assets............................................  $1,343,855      $1,096,696
                                                                   -----------     -----------
                                                                   -----------     -----------
                             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable                                                  $  38,794       $  35,177
  Accrued salaries and wages......................................     53,756          33,827
  Accrued marketing liabilities...................................     29,892          25,252
  Other accrued liabilities.......................................     41,566          17,896
  Income taxes payable............................................     50,588          28,277
  Deferred revenue................................................     15,839           9,523
                                                                   -----------     -----------
          Total current liabilities...............................    230,435         149,952
Commitments and contingencies.....................................         --              --
Minority interests................................................     10,205           8,938
Put warrants......................................................    106,716              --
Shareholders' equity
Common stock, par value $.10 per share
  Authorized -- 400,000,000 shares
  Issued -- 308,050,977 shares, 1993
     300,635,181 shares, 1992.....................................     30,805          30,064
Additional paid-in capital........................................    411,064         306,420
Retained earnings.................................................    562,238         601,078
Unearned stock compensation.......................................     (9,814)             --
Cumulative translation adjustment.................................      2,206             244
                                                                   -----------     -----------
          Total shareholders' equity..............................    996,499         937,806
                                                                   -----------     -----------
          Total liabilities and shareholders' equity..............  $1,343,855      $1,096,696
                                                                   -----------     -----------
                                                                   -----------     -----------

                See notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                               COMMON STOCK     ADDITIONAL                UNEARNED    CUMULATIVE
                                            ------------------   PAID-IN      RETAINED     STOCK      TRANSLATION
                                            SHARES     AMOUNT    CAPITAL      EARNINGS  COMPENSATION  ADJUSTMENT      TOTAL
                                            -------    -------  ----------    --------  ------------  -----------    --------
                                                                         (AMOUNTS IN THOUSANDS)
Balance -- Oct. 27, 1990..................  281,645    $28,164   $155,653     $214,466    $     --      $    --      $398,283
Stock issued from stock plans.............    6,368        637     19,768           --          --           --        20,405
Stock repurchased and retired.............      (40)        (4)      (332)          --          --           --          (336)
Stock plans income tax benefits...........       --         --     17,525           --          --           --        17,525
Cumulative translation adjustment.........       --         --         --           --          --          220           220
Net income................................       --         --         --      162,488          --           --       162,488
                                            -------    -------  ----------    --------  ------------  -----------    --------
Balance -- Oct. 26, 1991..................  287,973     28,797    192,614      376,954          --          220       598,585
DRI acquisition...........................    6,000        600     27,016      (24,906)         --           --         2,710
Stock issued from stock plans.............    6,662        667     35,223           --          --           --        35,890
Stock plans income tax benefits...........       --         --     51,567           --          --           --        51,567
Cumulative translation adjustment.........       --         --         --           --          --           24            24
Net income................................       --         --         --      249,030          --           --       249,030
                                            -------    -------  ----------    --------  ------------  -----------    --------
Balance -- Oct. 31, 1992..................  300,635     30,064    306,420      601,078          --          244       937,806
USL acquisition...........................   11,132      1,113    320,645           --          --           --       321,758
STI acquisition...........................      800         80      2,370       (3,680)         --           --        (1,230)
Stock issued from stock plans.............    6,654        665     63,290           --     (14,944)          --        49,011
Shares repurchased and retired............  (11,130)    (1,113)  (229,645)          --          --           --      (230,758)
Shares cancelled..........................      (40)        (4)    (1,156)          --       1,160           --            --
Stock plans income tax benefits...........       --         --     45,660           --          --           --        45,660
Sale of put warrants......................       --         --    (96,520)          --          --           --       (96,520)
Amortization of unearned stock
  compensation............................       --         --         --           --       3,970           --         3,970
Cumulative translation adjustment.........       --         --         --           --          --        1,962         1,962
Net loss..................................       --         --         --      (35,160)         --           --       (35,160)
                                            -------    -------  ----------    --------  ------------  -----------    --------
Balance -- Oct. 30, 1993..................  308,051    $30,805   $411,064     $562,238    $ (9,814)     $ 2,206      $996,499
                                            -------    -------  ----------    --------  ------------  -----------    --------
                                            -------    -------  ----------    --------  ------------  -----------    --------

                See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   FISCAL YEAR ENDED
                                                        ---------------------------------------
                                                        OCTOBER 30,   OCTOBER 31,   OCTOBER 26,
                                                           1993          1992          1991
                                                        -----------   -----------   -----------
                                                                (DOLLARS IN THOUSANDS)
Cash flows from operating activities
Net income (loss)......................................  $ (35,160)    $ 249,030     $ 162,488
Adjustments to reconcile net income (loss) to net cash
  provided (used) by operating activities
  Write-off of purchased research and development......    311,500            --            --
  Depreciation and amortization........................     41,733        33,122        24,316
  Stock plans income tax benefits......................     45,660        51,567        17,525
  Minority interest in earnings (loss).................     (1,887)       (3,270)           14
  (Increase) in receivables............................    (46,439)      (88,049)      (52,656)
  Decrease (increase) in other current assets..........        404       (10,439)       (6,327)
  (Decrease) increase in accounts payable..............       (519)       (5,569)        3,781
  Increase in accrued salaries and wages...............      8,992         6,649         5,878
  Increase in accrued marketing liabilities............      4,640         9,837         6,089
  Increase in other accrued liabilities................      8,684         3,548         4,151
  Increase in income taxes payable.....................     19,297           426         4,106
  Increase (decrease) in deferred revenue..............        624        (3,847)         (703)
                                                        -----------   -----------   -----------
                                                           357,529       243,005       168,662
                                                        -----------   -----------   -----------
Cash flows from financing activities
Issuance of common stock, net..........................     40,990        36,000        20,069
Repurchase of common stock.............................   (230,758)           --            --
Sale of put warrants...................................     10,196            --            --
Proceeds from minority interests investment............      3,154         4,000         8,194
                                                        -----------   -----------   -----------
                                                          (176,418)       40,000        28,263
                                                        -----------   -----------   -----------
Cash flows from investing activities
Expenditures for property, plant and equipment.........    (70,230)      (69,940)      (86,902)
(Increase) in short-term investments, net..............    (39,915)     (106,009)      (97,952)
Cash received from acquisitions........................     37,242         2,569            --
Cash paid for acquisitions.............................    (35,500)      (15,200)           --
Other..................................................     (4,172)       (1,939)      (18,034)
                                                        -----------   -----------   -----------
                                                          (112,575)     (190,519)     (202,888)
                                                        -----------   -----------   -----------
                                                        -----------   -----------   -----------
Summary
Increase (decrease) in cash and cash equivalents.......     68,536        92,486        (5,963)
Cash and cash equivalents -- beginning of period.......    259,933       167,447       173,410
                                                        -----------   -----------   -----------
Cash and cash equivalents -- end of period.............  $ 328,469     $ 259,933     $ 167,447
                                                        -----------   -----------   -----------
                                                        -----------   -----------   -----------

                See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

     The following summarizes the significant accounting policies of the Company.

- - The Company considers all highly liquid debt instruments purchased with an effective term to maturity of three months or less to be cash equivalents.

- - Short-term investments are stated at the lower of cost or market. The investment portfolio is widely diversified consisting primarily of short-term investment grade securities, substantially all of which either mature within the next twelve months or have characteristics of short-term investments.

- - Accounts receivable include geographically dispersed distributors, resellers and OEM customers. No collateral is required. Reserves are provided for product exchanges and bad debts.

- - Plant and equipment are carried at cost less accumulated depreciation and amortization.

- - Provision for depreciation and amortization is computed on the straight-line method over the estimated useful lives of the assets, or lease term if shorter, and are as follows:

                                                                            USEFUL
                          ASSET CLASSIFICATION                              LIVES
- ------------------------------------------------------------------------  ----------
Buildings...............................................................    30 years
Office and development equipment and furniture..........................   3-7 years
Leasehold improvements and other........................................   3-5 years

- - Assets and liabilities of the Company's wholly owned subsidiaries, denominated in the local currency of the subsidiary, are remeasured into U.S. dollars (the functional currency) at year-end exchange rates except for equipment and leasehold improvements which are remeasured at average rates of exchange prevailing when acquired. Income and expense items are remeasured at average rates of exchange prevailing during the year, except that depreciation is translated at historical rates. These transaction gains and losses are included in net income in the period incurred.

- - For the Company's Japanese subsidiary, the functional currency has been determined to be the yen, and therefore, assets and liabilities are translated at year-end exchange rates, and income statement items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of shareholders' equity.

- - Revenue on product sales is recognized upon shipment. Certain sales require continuing service, support and performance by the Company, and accordingly, a portion of the revenue is deferred until the future service, support and performance is provided. Reserves for sales returns and allowances are recorded in the same period as the related revenues.

- - Product development costs are expensed as incurred. Application of Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, has not had any material effect in the consolidated financial statements.

- - Income taxes are reduced by allowable tax credits using the flow-through method. In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of the liability method of accounting for deferred income taxes and must be implemented by the Company no later than fiscal 1994. The Company follows APB 11 and has not yet implemented SFAS No. 109; however, it is not expected to have a material effect on the Company.

- - Net income (loss) per share is computed using the weighted average number of common shares outstanding during each year, including common stock equivalents (unless antidilutive). Common stock equivalents consist of outstanding stock options.

- - The consolidated financial statements give retroactive effect to the August 26, 1992 and August 12, 1991 stock splits.

     Certain reclassifications, none of which affected net income, have been made to the prior years' amounts in order to conform to the current year presentation.

B.  MERGERS, ACQUISITIONS AND STRATEGIC INVESTMENTS

     In December 1990, the Company announced that Canon, Fujitsu, NEC, Sony and Toshiba, five major Japanese computer companies, have joined SOFTBANK Corporation and Novell as investment partners in Novell Japan, Ltd., a Tokyo-based joint venture inaugurated in April 1990. The Company has a 54% ownership interest, and accordingly, the financial statements of Novell Japan, Ltd. are included in the consolidated financial statements of the Company.

     In April 1991, the Company purchased a minority equity position in UNIX System Laboratories, Inc. (USL), a subsidiary of AT&T that develops and licenses the UNIX operating system and other standards-based software to vendors worldwide. This cash investment of $15.0 million was accounted for using the cost method. Later, in December 1991, the Company announced the formation of Univel, a 55% owned joint venture with USL, formed to accelerate the expanded use of the UNIX operating system in the personal computer and network computing marketplace. Novell and USL contributed cash and technology rights to Univel. In June 1993, the Company acquired the remaining unowned portion of USL by issuing approximately 11.1 million shares of Novell common stock valued at $321.8 million in exchange for all of the outstanding stock of USL not previously owned by Novell and assumed additional liabilities of $9.4 million. The transaction was accounted for as a purchase and, on this basis, a one-time write-off of $268.7 million for purchased research and development was incurred.

     Univel has been included in the consolidated financial statements of Novell since December 1991 by virtue of Novell's 55% ownership interest. That ownership interest is now 100% since the June 14, 1993 acquisition of USL, whereby both USL and Univel are now included in the consolidated financial statements of Novell.

     On October 28, 1991, the first business day of fiscal 1992, the Company completed a merger with Digital Research Inc. (DRI), a producer of personal computer operating software, whereby DRI became a wholly owned subsidiary of Novell. There were 6.0 million shares of Novell common stock exchanged for all of the outstanding common stock of DRI. This transaction was accounted for as a pooling of interests; however, prior year financial statements have not been restated due to immateriality.

     In April 1992, the Company purchased all of the outstanding stock of International Business Software, Ltd. (IBS), a developer of distributed computing technology for Apple Macintosh computers, for $5.2 million cash, whereby IBS became a wholly owned subsidiary of Novell.

     In June 1992, the Company purchased all of the outstanding stock of Annatek Systems, Inc. (Annatek), a developer of software distribution products, for $10.0 million cash, whereby Annatek became a wholly owned subsidiary of Novell.

     In June 1993, the Company purchased all of the outstanding stock not previously owned by Novell of Serius Corporation (Serius), a developer of object-based application tools, for $17.0 million cash and assumed liabilities of $5.0 million, whereby Serius became a wholly owned subsidiary of Novell. Novell's previous ownership was a $1.1 million cash investment. The transaction was accounted for as a purchase and, on this basis, resulted in a one-time write-off of $22.1 million in the third quarter of fiscal 1993.

     In June 1993, the Company acquired all of the outstanding stock of Software Transformation, Inc. (STI), a developer of software development tools, by issuing approximately 800,000 shares of Novell common stock in exchange for all of the outstanding stock of STI. The transaction was accounted for as a pooling of interests; however, prior periods were not restated due to immateriality.

     In July 1993, the Company acquired all of the outstanding stock of Fluent, Inc. (Fluent), a developer of multimedia software for personal computers, for $18.5 million cash and assumed liabilities of $3.0 million, whereby Fluent became a wholly owned subsidiary of Novell. The transaction was accounted for as a purchase and, on this basis, resulted in a one-time write-off of $20.7 million in the third quarter of fiscal 1993.

     Pro forma information related to the purchase acquisitions has not been presented due to immateriality.

C.  CASH AND SHORT-TERM INVESTMENTS

                                                   OCTOBER 30, 1993   OCTOBER 31, 1992
                                                   ----------------   ----------------
                                                         (DOLLARS IN THOUSANDS)
Cash and cash equivalents
  Cash...........................................      $ 67,678           $ 51,259
  Repurchase agreements..........................        16,550             16,502
  Tax exempt money market fund...................        51,041             37,218
  Money market preferreds........................        39,000             43,000
  Municipal securities...........................       154,200            111,954
                                                   ----------------   ----------------
Cash and cash equivalents........................      $328,469           $259,933
                                                   ----------------   ----------------
Short-term investments
  Municipal securities...........................      $200,025           $180,595
  Money market mutual funds......................        51,170             68,768
  Mutual funds...................................        62,267              7,613
  Other..........................................        22,139             28,351
                                                   ----------------   ----------------
Short-term investments...........................      $335,601           $285,327
                                                   ----------------   ----------------
Cash and short-term investments..................      $664,070           $545,260
                                                   ----------------   ----------------
                                                   ----------------   ----------------

     The carrying amount of all cash and short-term investments approximate their fair value except for other short-term investments for which the fair value is $35.6 million at October 30, 1993.

D.  PROPERTY, PLANT AND EQUIPMENT

                                                        OCTOBER 30,      OCTOBER 31,
                                                           1993             1992
                                                        -----------      -----------
                                                           (DOLLARS IN THOUSANDS)
Buildings and land....................................   $ 117,335        $ 100,150
Office and development equipment and furniture........     227,225          166,443
Leasehold improvements and other......................  30,753....           26,670
                                                        -----------      -----------
Property, plant and equipment at cost.................     375,313          293,263
Accumulated depreciation and amortization.............    (158,464)        (111,498)
                                                        -----------      -----------
Property, plant and equipment, net....................   $ 216,849        $ 181,765
                                                        -----------      -----------
                                                        -----------      -----------

E.  INCOME TAXES

                                                                 FISCAL YEAR ENDED
                                                    -------------------------------------------
                                                    OCTOBER 30,     OCTOBER 31,     OCTOBER 26,
                                                       1993            1992            1991
                                                    -----------     -----------     -----------
                                                              (DOLLARS IN THOUSANDS)
Taxes on income consist of the following
Current
  Federal.......................................     $ 109,052       $ 102,607       $  74,798
  State.........................................        18,984          21,044          14,470
  Foreign.......................................        15,071           8,424           5,133
                                                    -----------     -----------     -----------
          Total current.........................       143,107         132,075          94,401
                                                    -----------     -----------     -----------
Deferred
  Federal.......................................        (1,678)         (3,593)         (7,723)
  State.........................................            74            (134)           (459)
  Foreign.......................................        (2,295)            (60)           (633)
                                                    -----------     -----------     -----------
          Total deferred........................        (3,899)         (3,787)         (8,815)
                                                    -----------     -----------     -----------
                                                     $ 139,208       $ 128,288       $  85,586
                                                    -----------     -----------     -----------
                                                    -----------     -----------     -----------
Differences between the U.S. statutory and
  effective tax rates are as follows
  U.S. statutory rate...........................          35.0%           34.0%           34.0%
  State income taxes, net of federal tax
     effect.....................................           3.5             3.7             3.7
  Research and development tax credits..........          (2.3)           (1.0)           (1.1)
  Tax-exempt FSC income.........................          (1.6)           (1.6)           (1.6)
  Other, net....................................          (1.1)           (1.1)            (.5)
                                                    -----------     -----------     -----------
          Subtotal..............................          33.5            34.0            34.5
  Non-deductible charge for purchased research
     and
     development................................         100.3              --              --
                                                    -----------     -----------     -----------
  Effective tax rate............................         133.8%           34.0%           34.5%
                                                    -----------     -----------     -----------
                                                    -----------     -----------     -----------
The sources of deferred income taxes and their
  tax effects are as follows
  Receivable allowance deducted for tax returns
     in
     periods different than for books...........     $  (3,637)      $  (3,840)      $  (2,598)
  Deferred revenue..............................            --          (1,207)             --
  Other individually immaterial items...........          (262)          1,260          (6,217)
                                                    -----------     -----------     -----------
                                                     $  (3,899)      $  (3,787)      $  (8,815)
                                                    -----------     -----------     -----------
                                                    -----------     -----------     -----------
The domestic and foreign components of income
  before taxes are as follows
  Domestic......................................     $  88,632       $ 363,285       $ 241,529
  Foreign.......................................        15,416          14,033           6,545
                                                    -----------     -----------     -----------
                                                     $ 104,048       $ 377,318       $ 248,074
                                                    -----------     -----------     -----------
                                                    -----------     -----------     -----------
Cash paid for income taxes......................     $  75,908       $  78,650       $  72,966
                                                    -----------     -----------     -----------
                                                    -----------     -----------     -----------

     As of October 30, 1993, the Company has net operating loss carryforwards of approximately $49.0 million related to the operations of acquired businesses. Subject to certain annual limitations, these losses can be used to offset the future taxable income of these businesses. These carryforwards expire in the years 1999 through 2008.

F.  COMMITMENTS AND CONTINGENCIES

     Rent expense for operating and month-to-month leases was $26.0 million, $16.8 million, and $14.1 million in fiscal 1993, 1992, and 1991, respectively.

     As of October 30, 1993, the Company has various operating leases with remaining terms of more than one year. These leases have minimum annual lease commitments of $22.9 million in fiscal 1994, $17.8 million in fiscal 1995, $12.9 million in fiscal 1996, $8.0 million in fiscal 1997, $5.6 million in fiscal 1998, and $15.3 million thereafter.

     The Company currently has a $10.0 million unsecured revolving bank line of credit, with interest at the prime rate. The line can be used for either letter of credit or working capital purposes. The line is subject to the terms of a loan agreement containing financial covenants and restrictions, none of which are expected to significantly affect the Company's operations. At October 30, 1993, there were no borrowings, letter of credit acceptances or commitments under such line.

     The Company has an additional $10.0 million credit facility with another bank which is not subject to a loan agreement. At October 30, 1993, standby letters of credit of $275,000 were outstanding under this agreement.

     On November 10, 1993, a suit was filed against Novell and certain of its officers and directors alleging violation of federal securities laws. The lawsuit was brought as a purported class action on behalf of purchasers of Novell common stock from June 23, 1993 through July 26, 1993. Although the case is in its earliest stages, Novell does not believe that the resolution of this legal matter will have a material adverse effect on its financial position or results of operations.

     In December of 1991, Roger Billings and his International Academy of Science, (the "Academy") filed suit against Novell alleging that the Company infringes on a patent allegedly owned by the Academy. The case is still in its pretrial phase. The Company believes that the ultimate resolution of this legal proceeding will not have a material adverse effect on its financial position or results of operations.

     The Company is a party to a number of additional legal proceedings arising in the ordinary course of its business. The Company believes the ultimate resolution of these claims will not have a material adverse effect on its financial position or results of operations.

G.  PUT WARRANTS

     During fiscal 1993, the Company sold put warrants on 5.0 million shares of its stock, callable on specific dates in the first quarter of fiscal 1994, giving third parties the right to sell shares of Novell common stock to the Company at contractually specified prices. The put warrant liability is the amount the Company would be obligated to pay if all the put warrants were exercised at the strike price without a cash-out settlement. The proceeds from the issuance of the put options were accounted for as additional paid-in capital. The Company expects to settle the put warrant obligations with cash and thereby eliminate the liability.

H.  SHAREHOLDERS' EQUITY

     In December 1988, the Board of Directors adopted a Shareholder Rights Plan and amended it in March 1992. The plan provides for a dividend of rights, which cannot be exercised until certain events occur, to purchase shares of preferred stock of the Company or, after certain events, shares of common stock of the Company. Each shareholder of record receives one right for each share of common stock that he or she owns. This plan was adopted to insure that all shareholders of the Company receive fair value for their common stock in the event of any proposed takeover of the Company and to guard against coercive tactics to gain control of the Company without offering fair value to the Company's shareholders.

     The Company has 500,000 authorized shares of preferred stock with a par value of $.10 per share, none of which was outstanding at October 30, 1993 or October 31, 1992.

     In March 1992, shareholders approved the Novell 1991 Stock Plan. During fiscal 1993, the Company completed several acquisitions and thereby assumed 790,000 stock options related to the respective stock option plans. Under all Company employee stock option plans 70.7 million shares of common stock have been reserved for issuance of stock options. Generally, grants to date have been nonqualified stock options at fair market value on the date of grant for a term of seven years and are exercisable 25% per year beginning one year from the date of the grant. The Company also has a stock option plan for non-employee directors, under which 800,000 shares have been reserved for issuance of nonqualified stock options. The following table is a summary of activity for the Company's stock options plans.

                                                                           PRICE PER SHARE
                                                                      -------------------------
                                                          NUMBER           RANGE        AVERAGE
                                                        ----------    ---------------   -------
Balance Oct. 27, 1990.................................  25,280,192     $ .07 - $ 5.94   $ 3.34
Granted...............................................   4,042,880      7.69 -  14.91    10.82
Exercised.............................................  (5,477,548)       07 -   5.94     2.91
Cancelled.............................................  (1,023,276)      .41 -  12.25     4.70
                                                        ----------    ---------------   -------
Balance Oct. 26, 1991.................................  22,822,248       .14 -  14.91     4.70
Granted...............................................   7,371,144     22.63 -  29.38    25.43
Exercised.............................................  (5,868,253)      .17 -  23.25     3.77
Cancelled.............................................  (1,245,499)      .87 -  28.75    13.07
                                                        ----------    ---------------   -------
Balance Oct. 31, 1992.................................  23,079,640       .14 -  29.38    11.10
Granted...............................................  13,467,214       .61 -  31.25    24.50
Exercised.............................................  (5,183,180)      .17 -  28.75     4.76
Cancelled.............................................  (1,574,080)     1.87 -  29.00    20.69
                                                        ----------    ---------------   -------
Balance Oct. 30, 1993.................................  29,789,594     $ .14 - $31.25   $17.65
                                                        ----------    ---------------   -------
                                                        ----------    ---------------   -------

     As of October 30, 1993, 3.6 million shares were available for future grants and a total of 116,000 incentive stock options and 29.7 million nonqualified stock options were outstanding under plans, of which 8.9 million were exercisable.

     The Novell, Inc. 1989 Employee Stock Purchase Plan (Purchase Plan) permits eligible employees to purchase shares of common stock through payroll deductions at the lower of 85% of fair market value at the beginning or end of each six month offering period. As of October 30, 1993, 2.9 million shares have been issued under the Purchase Plan and 1.1 million shares are reserved for future issuance.

I.  NONRECURRING CHARGES

     In connection with the acquisitions of USL, Serius and Fluent (see footnote
B), the Company incurred a write-off of $311.5 million of non-tax deductible purchased research and development. During the third quarter, the Company incurred $9.0 million ($6.0 million net of tax) of restructuring charges related to severance and other charges.

J.  EMPLOYEE SAVINGS AND RETIREMENT PLAN

     The Company maintains a 401(k) savings and retirement plan that covers all employees who are 21 years of age or older who are scheduled to complete 1,000 hours of service during any consecutive twelve-month period. The Company's savings and retirement plan contribution has been 50% of employee contributions up to 6% of each employee's compensation. The contribution totalled $6.8 million, $3.7 million, and $1.9 million in 1993, 1992, and 1991, respectively. The fiscal 1993 amount includes $1.4 million related to USL 401(k) plan from June 14, 1993 forward.

K.  RELATED PARTY TRANSACTIONS

     In May 1992, Novell purchased an aircraft from Dialogic Systems Corporation
(DSC), a company which is owned 100% by an officer and director of Novell for $1.5 million. During fiscal 1993, 1992, and 1991, pursuant to rental agreements with DSC, Novell used certain business aircraft of DSC and paid approximately $115,000, $88,000, and $534,000 for such services, respectively.

     In October 1992, the Company purchased certain computer software and related technology from Phaser Systems, Inc., a company which is owned 99% by an officer and director of Novell for $3.5 million.

     The Company has sold products to Micro Technology, Inc., a company in which an officer and director of Novell has a 36% interest. There were no sales to this company in fiscal 1993; however, sales totalled $1.4 million and $1.0 million in fiscal 1992 and 1991, respectively.

     The Company purchases services from Alpnet, Inc., a company in which an officer and director of Novell has an 8% interest. Novell paid approximately $546,000, $109,000, and $461,000 in fiscal 1993, 1992, and 1991, respectively.

     In fiscal 1993, 1992, and 1991, legal fees of approximately $2.0 million, $716,000, and $510,000, respectively, were paid to Wilson, Sonsini, Goodrich & Rosati, a law firm in which a director of Company is a senior partner.

L.  EXPORT SALES AND MAJOR CUSTOMER

     The Company markets internationally through distributors who sell to dealers and end users. In fiscal 1993, 1992, and 1991 export sales to foreign customers were approximately $539.8 million, $440.9 million and $280.3 million respectively. In fiscal 1993, 1992, and 1991, 57%, 68%, and 74% respectively, of export sales were to European countries. Except for Germany, which accounted for 11% of revenue in fiscal 1993, 13% of revenue in fiscal 1992 and 10% of revenue in fiscal 1991, no one foreign country accounted for more than 10% of revenue in any period. Except for one multi-national distributor, which accounted for 12% of revenue in fiscal 1993, no customer accounted for more than 10% of revenue in any period.

                 REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Novell, Inc.

     We have audited the accompanying consolidated balance sheets of Novell, Inc. as of October 30, 1993 and October 31, 1992, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended October 30, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Novell, Inc. at October 30, 1993 and October 31, 1992, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended October 30, 1993, in conformity with generally accepted accounting principles.

                                                              /s/  ERNST & YOUNG

San Jose, California
December 7, 1993

           SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                           FIRST      SECOND      THIRD       FOURTH      FISCAL
                                          QUARTER     QUARTER    QUARTER     QUARTER       YEAR
                                         ---------   ---------   --------    --------    ---------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Fiscal 1993
  Net sales............................  $ 260,174   $ 280,720   $272,806    $309,196    $1,122,896
  Gross profit.........................    209,723     231,282    216,090     241,270      898,365
  Income (loss) before taxes...........    107,397     121,903   (229,059)    103,807      104,048
  Net income (loss)....................     70,882      80,456   (255,406)     68,908      (35,160)
  Net income (loss) per share..........        .23         .26       (.80)        .22         (.11)
Fiscal 1992
  Net sales............................  $ 204,985   $ 224,996   $243,261    $260,128    $ 933,370
  Gross profit.........................    162,775     183,054    196,393     206,972      749,194
  Income before taxes..................     79,036      92,899     99,979     105,404      377,318
  Net income...........................     52,164      61,313     65,986      69,567      249,030
  Net income per share.................        .17         .20        .21         .23          .81
Fiscal 1991
  Net sales............................  $ 134,646   $ 150,198   $167,991    $187,244    $ 640,079
  Gross profit.........................    105,672     123,060    134,764     153,289      516,785
  Income before taxes..................     46,826      59,129     66,181      75,938      248,074
  Net income...........................     30,437      38,434     43,018      50,599      162,488
  Net income per share.................        .10         .13        .15         .17          .55

                               OTHER INFORMATION

NOVELL, INC. COMMON STOCK

     Novell's common stock trades in the over-the-counter market under the NASDAQ symbol "NOVL". The following table shows the range of high and low prices as reported by the NASDAQ National Market System.

                                                         HIGH       LOW
                                                        ------     ------
Fiscal 1993
Quarter ended January 30, 1993........................ $33 1/2    $25 3/4
Quarter ended May 1, 1993.............................  35 1/4     25 3/4
Quarter ended July 31, 1993...........................  33 1/2     17 5/8
Quarter ended October 30. 1993........................  23 1/4     17

                                                         HIGH       LOW
                                                        ------     ------
Fiscal 1992
Quarter ended February 1, 1992........................  $32 1/2    $21 3/8
Quarter ended May 2, 1992.............................  32          23 7/8
Quarter ended August 1, 1992..........................  28 1/2      24 5/16
Quarter ended October 31, 1992........................  32 1/8      22 1/2

     No dividends have been declared on the Company's common stock. There were 9,800 shareholders of record at December 31, 1993.

ANNUAL MEETING

     The Company's Annual Meeting will be held on Wednesday, March 9, 1994 at 2:00 p.m. MST at the Novell Corporate Headquarters, 122 East 1700 South, Provo, Utah 84606.

SEC FORM 10-K

     A copy of the Company's Form 10-K is available without charge. To obtain a copy, please write:

     Investor Relations, Novell, Inc., 2180 Fortune Drive, San Jose, California 95131.

INDEPENDENT AUDITORS

     Ernst & Young, San Jose, California

TRANSFER AGENT AND REGISTRAR

     Mellon Bank N.A., Pittsburgh, Pennsylvania