Form 10-K, Exhibit 13
period 1994-10-29
NOVELL INC
filed 1995-01-25
CIK 758004

                                                                      EXHIBIT 13


                      SELECTED CONSOLIDATED FINANCIAL DATA
                  DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                    OCT. 29      Oct. 30       Oct. 31       Oct. 26        Oct. 27
                                       1994         1993          1992          1991           1990
- ---------------------------------------------------------------------------------------------------
STATEMENT OF INCOME
Net sales                        $1,998,077   $1,830,411    $1,512,488    $1,262,073     $1,003,444
Gross profit                      1,531,011    1,427,809     1,185,781       994,831        783,965
Income from operations              269,943      108,098       428,146       428,673        331,209
Income before taxes                 297,383      138,157       461,807       461,212        351,840
Income taxes                         90,652       97,437       139,829        97,896         58,872
Net income                          206,731       40,720       321,978       363,316        292,968
Net income per share                    .56          .11           .90          1.05            .90

- ---------------------------------------------------------------------------------------------------
BALANCE SHEET
Cash and short-term investments  $  861,809   $  719,197    $  631,829    $  513,113     $  362,109
Working capital                     990,411      859,308       727,068       561,653        397,166
Total assets                      1,963,481    1,745,337     1,430,475     1,133,500        789,068
Long-term debt                           --       84,289        12,256         2,471         10,816
Shareholders' equity              1,486,987    1,146,026     1,115,047       884,282        603,438

- ---------------------------------------------------------------------------------------------------
KEY RATIOS
Current ratio                           3.1          3.2           3.5           3.4            3.3
Return on sales                          10%           2%           21%           29%            29%
Return on average total assets           11%           3%           25%           38%            45%
Return on average equity                 16%           4%           32%           49%            63%

- ---------------------------------------------------------------------------------------------------
GROWTH PERCENTAGES
Net sales                                 9%          21%           20%           26%            36%
Net income                              408%         -87%          -11%           24%            95%
Net income per share                    409%         -88%          -14%           17%            91%

===================================================================================================

                                     22.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

Novell's business is connecting people with other people and the information they need, enabling them to act on it anytime, anyplace. Novell is a leading provider of networking and application software. The Company's software products provide the distributed infrastructure, network services, advanced network access and network applications required to make networked information and computing an integral part of everyone's daily life.

    Over the past several years, the Company has issued common stock or paid cash to acquire technology companies, invested cash in other technology companies, and formed strategic alliances with still other technology companies. Novell undertook all of these transactions to promote a pervasive computing environment, and in many cases to also broaden the Company's business as a system and application software supplier.

    In June 1994, the Company completed a merger with WordPerfect Corporation (WordPerfect) whereby WordPerfect was merged directly into Novell.
Approximately 51 million shares of Novell common stock were exchanged for all of the outstanding common stock of WordPerfect. In addition, the outstanding employee stock options to purchase WordPerfect common stock were converted into options to purchase approximately 8 million shares of Novell common stock. The transaction was accounted for as a pooling of interests and therefore, all prior period financial statements presented herein have been restated as if the merger took place at the beginning of such periods.

    Additionally, in June 1994, the Company acquired from Borland International, Inc. its Quattro Pro spreadsheet product line for $110 million of cash and assumed liabilities of $10 million, and purchased a three year license to reproduce and distribute up to one million copies of current and future versions of Borland's Paradox relational database product for $35 million of cash. The transaction was accounted for as a purchase and, on this basis, resulted in a one-time write-off of $114 million for purchased research and development.

    In June 1993, the Company acquired UNIX System Laboratories, Inc. (USL) by issuing approximately 11 million shares of Novell common stock valued at $322 million in exchange for all of the outstanding stock of USL not previously owned by Novell and assumed liabilities of $9 million. The transaction was accounted for as a purchase and, on this basis, resulted in a one-time write-off of $269 million for purchased research and development in the third quarter of fiscal 1993.

    The Company will continue to look for similar acquisitions, investments or strategic alliances which it believes complement its overall business strategy.

RESULTS OF OPERATIONS
NET SALES                    1994      Change        1993      Change       1992
- --------------------------------------------------------------------------------
Net sales (millions)       $1,998           9%     $1,830          21%    $1,512
================================================================================

With the acquisition of WordPerfect in fiscal 1994 and USL in fiscal 1993, Novell has redefined itself into four product groups, all within the software industry. They are the NetWare Systems Group, the Novell Applications Group, the UNIX Systems Group, and the Information Access and Management Group. While revenue has increased in both fiscal 1994 and fiscal 1993, analysis of the individual product groups characterizes the changes that have occurred.

    The NetWare Systems Group (NSG) represented 46% of total revenues in fiscal 1994, 45% in fiscal 1993 and 50% in fiscal 1992. NSG revenues grew by 11% in fiscal 1994 compared to fiscal 1993, and by 8% in fiscal 1993 compared to fiscal 1992. Most of the growth in both years has been in the NetWare 3 and 4 product families while NetWare 2 has decreased each year.

    The Novell Applications Group (NAG) represented 30% of total revenues in fiscal 1994, 39% in fiscal 1993, and 38% in fiscal 1992. NAG revenues decreased by 17% in fiscal 1994 compared to fiscal 1993, and increased by 22% in fiscal 1993 compared to fiscal 1992. The decrease in fiscal 1994 is primarily the result of a decrease in WordPerfect for DOS revenues. The increase in fiscal 1993 compared to fiscal 1992 was the result of a strong increase in WordPerfect for Windows, offset by a smaller decline in WordPerfect for DOS.



                                     23.

The UNIX Systems Group (USG) represented 9% of total revenues in fiscal 1994, 3% in fiscal 1993 and 0% in fiscal 1992. The change between years is attributable to the fact that USL was acquired in June 1993, and therefore fiscal 1993 included only 4 1/2 months of USL revenues subsequent to the merger date, while there were no USG revenues in fiscal 1992. Additionally, in the second quarter of fiscal 1994, the Company sold a one-time fully paid license for UNIX technology to Sun Microsystems for $81 million, representing 4% of total revenue for the Company for the year.

    The Information Access and Management Group (IAMG) represented 11% of total revenues in fiscal 1994, 9% in fiscal 1993 and 8% in fiscal 1992. IAMG revenues grew by 28% in fiscal 1994 compared to fiscal 1993, and by 48% in fiscal 1993 compared to fiscal 1992. Most of the growth in fiscal 1994 was attributable to connectivity products, while the growth in fiscal 1993 also included strong increases in communications products.

    International sales represented 43% of total sales in both fiscal 1994 and 1993, and 44% of total sales in fiscal 1992. The Company expects that international sales will continue to grow at least at the same rate as domestic sales in fiscal 1995.


GROSS PROFIT
                                       1994    Change      1993     Change       1992
- -------------------------------------------------------------------------------------
Gross profit (millions)              $1,531         7%   $1,428         20%    $1,186
Percentage of net sales                  77%                 78%                   78%
=====================================================================================

In connection with the Sun Microsystems transaction described above, the Company expensed certain software and other intangibles remaining on the balance sheet related to the USL acquisition in fiscal 1993. Accordingly, $35 million of costs associated with the sale of the license to Sun Microsystems were charged to cost of sales during the second quarter of fiscal 1994, resulting in a lower gross profit percentage in fiscal 1994. Future fluctuations in gross profit margins will be primarily attributable to price changes, changes in sales mix by product or distribution channel, and special product promotions.

OPERATING EXPENSES
                                       1994    Change      1993     Change       1992
- -------------------------------------------------------------------------------------
Sales and marketing (millions)         $562        10%     $510         34%      $380
Percentage of net sales                  28%                 28%                   25%
Product development (millions)         $347        19%     $290         28%      $227
Percentage of net sales                  17%                 16%                   15%
General and administrative (millions)  $162        -1%     $163         25%      $130
Percentage of net sales                   8%                  9%                    9%
=====================================================================================

Sales and marketing expenses have remained flat as a percentage of net sales in fiscal 1994 compared to fiscal 1993, however, increased as a percentage of net sales from fiscal 1992 to fiscal 1993. Sales and marketing expenses fluctuate as a percentage of net sales in any given period due to product promotions, advertising or other discretionary expenses.

    Product development expenses have increased as a percentage of net sales in each of the past two fiscal years, particularly from the acquisitions in fiscal 1993 and from planned headcount increases in an effort to increase the Company's investment in new products in both years.

    General and administrative expenses have decreased as a percentage of net sales in fiscal 1994, compared to fiscal 1993 and 1992. The decrease is primarily attributable to lower bad debt expenses in fiscal 1994 compared to fiscal 1993 and 1992.




                                     24.

OPERATING EXPENSES (CONTINUED)
                                           1994      Change        1993     Change     1992
- -------------------------------------------------------------------------------------------
Restructuring charges (millions)         $   51          --      $   42         --       --
Percentage of net sales                       3%                      2%                 --
Other nonrecurring charges (millions)    $  139          --      $  315         --     $ 20
Percentage of net sales                       7%                     17%                  1%
Total operating expenses (millions)      $1,261          -4%     $1,320         74%    $758
Percentage of net sales                      63%                     72%                 50%
===========================================================================================

During the fourth quarter of fiscal 1994, the Company incurred a restructuring charge of $51 million. In September, the Company formulated a plan, whereby duplicate facilities, excess personnel, and products to be discontinued were identified. The restructuring charge includes $26 million related to redundant or excess facilities and equipment costs which are being closed or abandoned. Operating expenses related to such facilities and equipment up to the time of closure or abandonment were not included in the restructuring charge. Additionally, $16 million of the restructuring charge related to employee severance costs for approximately 1,100 employees who have been or will be terminated. The charge does not include salaries and wages paid to such employees up to their termination date, nor does it include any expenses related to an additional 650 employees who are being transferred to third parties to perform outsourced functions such as manufacturing. The remaining $9 million of the restructuring charge relates to products which have been eliminated from the Company's product lines. Anticipated savings from this restructuring plan is estimated to be approximately $50 million per year.

    In the third quarter of fiscal 1993 a restructuring charge of $42 million was incurred, most of which related to a reduction in force and facilities at WordPerfect. A portion of this restructuring had been completed before the end of fiscal 1994; however, approximately $15 million of the original liability remains to be expended in fiscal 1995.

    In fiscal 1994, 1993 and 1992, the Company incurred other nonrecurring charges, primarily related to the write-off of purchased research and development in connection with acquisitions. In fiscal 1994 the charges related primarily to the write-off of $114 million of tax deductible purchased research and development in connection with the acquisition of the Quattro Pro spreadsheet product line from Borland International, Inc. During the first quarter of fiscal 1994, the Company also wrote off $15 million of non-tax deductible purchased research and development in connection with the acquisition of SoftSolutions. The remaining $10 million of nonrecurring charges in fiscal 1994 related primarily to one-time expenses incurred to align the Novell and WordPerfect employee benefit plans.

    In fiscal 1993 the Company wrote off $315 million of non-tax deductible purchased research and development in connection with the acquisitions of USL, Serius Corporation and Fluent, Inc., and a personal information manager software product.

    In fiscal 1992 the Company wrote off $20 million of non-tax deductible purchased research and development in connection with the acquisitions of Reference Software International, Beagle Bros., Inc. and MagicSoft, Inc.

    Overall, operating expenses excluding nonrecurring charges have grown more rapidly than revenues in fiscal 1994 compared to 1993 due to higher product development expenses. Operating expenses excluding nonrecurring charges in fiscal 1993 grew more rapidly than revenues due to higher discretionary sales and marketing expenses.




                                     25.

                                     1994   Change      1993   Change     1992
- ------------------------------------------------------------------------------
Employees                           8,457      -19%   10,451       21%   8,621
Revenue per employee (thousands)     $211               $192              $198
==============================================================================

Early in fiscal 1994 WordPerfect reduced its workforce by approximately 1,000 employees. Subsequent to the merger between Novell and WordPerfect, there was an additional reduction in force of approximately 1,100. During the first half of fiscal 1995 an additional 650 employees' functions will be outsourced as part of the restructuring.

OTHER INCOME (EXPENSE)
                                     1994    Change     1993   Change    1992
- -----------------------------------------------------------------------------
Other income (expense), net
 (millions)                           $27        -9%     $30      -11%    $34
Percentage of net sales                 1%                 2%               2%
=============================================================================

The primary component of other income (expense) is investment income, which was $36 million, $28 million and $31 million in fiscal 1994, 1993 and 1992, respectively. The increase in fiscal 1994 compared to fiscal 1993 is attributable to a larger investment portfolio from cash generated from operations in excess of cash used in acquisitions. The decrease in fiscal 1993 compared to fiscal 1992 is attributable to a smaller investment portfolio due to a cash distribution to WordPerfect shareholders at the end of fiscal 1992. In order to achieve potentially higher returns, a limited portion of the Company's investment portfolio is invested in mutual funds which incur some market risk. The Company believes that the market risk has been limited by diversification and by use of a funds management timing service which switches funds out of mutual funds and into money market funds when preset signals occur.

     In fiscal 1994, offsetting investment income were merger expenses and interest expense related to notes payable to the WordPerfect shareholders.

     Required adoption of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, and Statement of Financial Accounting Standards No. 119, Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments, both in the first quarter of fiscal 1995, is not expected to have a material impact on the consolidated financial statements of the Company.

INCOME TAXES
                                     1994    Change    1993    Change     1992
- ------------------------------------------------------------------------------
Income taxes (millions)               $91        -7%    $97       -30%    $140
Percentage of net sales                 5%                5%                 9%
Effective tax rate                     31%               71%                30%
==============================================================================

The effective tax rate for fiscal 1994 is lower than the fiscal 1993 effective tax rate primarily as a result of WordPerfect's prior S corporation status change to C corporation status and the impact of non-tax deductible charges for purchased research and development.

     Excluding non-tax deductible one-time charges related to the write-off of purchased research and development of $15 million in fiscal 1994, $315 million in fiscal 1993, and $20 million in fiscal 1992, and adjusting all periods to reflect a provision for income taxes as if WordPerfect and its S corporation subsidiaries had never been S corporations, the Company's effective tax rate would have been 34% for fiscal 1994, and 33% for fiscal 1993 and 1992.
The increase in fiscal 1994 is attributable to non-tax deductible merger expenses.

     The Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, in the first quarter of fiscal 1994. The adoption did not have a material effect on the financial statements of the Company.



                                     26.

NET INCOME AND NET INCOME PER SHARE

                            1994     Change       1993       Change        1992
- -------------------------------------------------------------------------------
Net income (millions)       $207        408%      $ 41          -87%       $322
Percentage of net sales       10%                    2%                      21%
Net income per share        $.56        409%      $.11          -88%       $.90
===============================================================================

The restructuring and nonrecurring charges and normalization of income taxes for WordPerfect represented net decreases in net income of $121 million or $.33 per share in fiscal 1994, and $288 million or $.78 per share in fiscal 1993 and represented no material change in fiscal 1992.

LIQUIDITY AND CAPITAL RESOURCES

                            1994     Change       1993       Change        1992
- -------------------------------------------------------------------------------
Cash and short-term
 investments (millions)     $862         20%      $719           14%       $632
Percentage of total
 assets                       44%                   41%                      44%
===============================================================================

Cash and short-term investments increased to $862 million at October 29, 1994 from $719 million at October 30, 1993. The major reasons for this increase were the $380 million of cash provided by operating activities, the $36 million provided from the issuance of common stock for stock option exercises, and the $25 million provided from other financing activities, offset by the $119 million used for repayment of debt, the $110 million used to acquire the Quattro Pro product line, and the $73 million used for capital asset purchases. The investment portfolio is diversified among security types, industry groups and individual issuers. The Company's principal sourcer of liquidity has been from operations. At October 29, 1994, the Company's principal unused sources of liquidity consisted of cash and short-term investments and available borrowing capacity of approximately $20 million under its credit facilities. The Company's liquidity needs are principally for the Company's financing of accounts receivable, capital assets, acquisitions and strategic investments and to have flexibility in a dynamic and competitive operating environment.

     During fiscal 1994 the Company has continued to generate cash from operations. The Company anticipates being able to fund its current operations and capital expenditures planned for the forseeable future with existing cash and short-term investments together with internally generated funds.
Borrowings under the Company's credit facilities, or public offerings of equity or deby securities are available if the need arises. As the Company grows, investments will continue in product development in new and existing areas of technology. Cash may also be used to acquire technology through purchases and strategic acquisitions. Capital expenditures in fiscal 1995 are anticipated to be approximately $80 million, but could be reduced if the growth of the Company is less that presently anticipated. In addition, substantially all of the restructuring charges accrued in fiscal 1994 are expected to be paid during fiscal 1995.


                                     27.

                      CONSOLIDATED STATEMENTS OF INCOME
                 DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                         OCT. 29        Oct. 30          Oct. 31
                                            1994           1993             1992
- --------------------------------------------------------------------------------
Net sales                             $1,998,077     $1,830,411       $1,512,488
Cost of sales                            467,066        402,602          326,707
- --------------------------------------------------------------------------------

Gross profit                           1,531,011      1,427,809        1,185,781

Operating expenses
         Sales and marketing             562,034        509,722          380,079
         Product development             346,706        290,239          226,809
         General and administrative      161,855        163,249          130,380
         Restructuring charges            51,463         42,000               --
         Other nonrecurring charges      139,010        314,501           20,367
- --------------------------------------------------------------------------------

Total operating expenses               1,261,068      1,319,711          757,635

Income from operations                   269,943        108,098          428,146

Other income (expense)
         Investment income                36,360         28,131           30,715
         Merger expenses                  (5,778)            --               --
         Other, net                       (3,142)         1,928            2,946
- --------------------------------------------------------------------------------

Other income, net                         27,440         30,059           33,661
- --------------------------------------------------------------------------------

Income before taxes                      297,383        138,157          461,807
Income taxes                              90,652         97,437          139,829
- --------------------------------------------------------------------------------

Net income                            $  206,731     $   40,720       $  321,978
================================================================================

Weighted average shares outstanding      368,332        367,900          359,484
================================================================================

Net income per share                  $      .56     $      .11       $      .90
================================================================================

See notes to consolidated financial statements.



                                     28.

                         CONSOLIDATED BALANCE SHEETS
                 DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                                        OCT. 29         Oct. 30
                                                           1994            1993
- -------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
         Cash and short-term investments             $  861,809      $  719,197
         Receivables, less allowances
          ($82,934 - 1994, $50,202 - 1993)              391,342         395,334
         Inventories                                     32,221          29,833
         Prepaid expenses                                69,324          40,076
         Deferred income taxes                           98,435          72,969
- -------------------------------------------------------------------------------

Total current assets                                  1,453,131       1,257,409

Property, plant and equipment, net                      394,682         403,752
Other assets                                            115,668          84,176
- -------------------------------------------------------------------------------

Total assets                                         $1,963,481      $1,745,337
===============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
         Accounts payable                            $   67,176      $   84,906
         Accrued compensation                            81,639          69,061
         Accrued marketing liabilities                   66,800          51,553
         Other accrued liabilities                      121,165         103,204
         Income taxes payable                            78,139          55,589
         Deferred revenue                                47,801          33,788
- -------------------------------------------------------------------------------

Total current liabilities                               462,720         398,101

Long-term debt                                               --          84,289
Minority interests                                       13,774          10,205
Put warrants                                                 --         106,716

SHAREHOLDERS' EQUITY
Common stock, par value $.10 per share
         Authorized -- 400,000,000 shares
         Issued -- 364,354,887 shares, 1994
                   359,431,077 shares, 1993              36,436          35,943
Additional paid-in capital                              645,419         485,253
Retained earnings                                       802,361         635,551
Unearned stock compensation                              (4,766)         (9,814)
Cumulative translation adjustment                         7,537            (907)
- -------------------------------------------------------------------------------

Total shareholders' equity                            1,486,987       1,146,026
- -------------------------------------------------------------------------------

Total liabilities and shareholders' equity           $1,963,481      $1,745,337
===============================================================================

See notes to consolidated financial statements.




                                     29.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                              AMOUNTS IN THOUSANDS


                                        Common Stock        Additional                     Unearned      Cumulative
                                     ------------------        Paid-in      Retained          Stock     Translation
                                     Shares      Amount        Capital      Earnings   Compensation     Adjustments         Total
- ---------------------------------------------------------------------------------------------------------------------------------
BALANCE - OCT. 26, 1991             337,973     $33,797      $ 266,941     $ 579,267       $     --         $ 4,277    $  884,282

DRI acquisition                       6,000         600         27,016       (24,906)            --              --         2,710
SoftCopy acquisition                  1,380         138           (138)           --             --              --            --
Stock issued from stock plans         6,662         667         35,223            --             --              --        35,890
Stock plans' income tax benefits         --          --         51,567            --             --              --        51,567
Cumulative translation adjustment        --          --             --            --             --          (3,175)       (3,175)
Distributions to shareholders            --          --             --      (178,205)            --              --      (178,205)
Net income                               --          --             --       321,978             --              --       321,978
- ---------------------------------------------------------------------------------------------------------------------------------
BALANCE - OCT. 31, 1992             352,015     $35,202      $ 380,609     $ 698,134       $     --         $ 1,102    $1,115,047

USL acquisition                      11,132       1,113        320,645            --             --              --       321,758
STI acquisition                         800          80          2,370        (3,680)            --              --        (1,230)
Stock issued from stock plans         6,654         665         63,290            --        (14,944)             --        49,011
Stock plans' income tax benefits         --          --         45,660            --             --              --        45,660
Shares repurchased and retired      (11,130)     (1,113)      (229,645)           --             --              --      (230,758)
Shares cancelled                        (40)         (4)        (1,156)           --          1,160              --            --
Sale of put warrants                     --          --        (96,520)           --             --              --       (96,520)
Unearned stock compensation              --          --             --            --          3,970              --         3,970
Cumulative translation adjustment        --          --             --            --             --          (2,009)       (2,009)
Distributions to shareholders            --          --             --       (99,623)            --              --       (99,623)
Net income                               --          --             --        40,720             --              --        40,720
- ---------------------------------------------------------------------------------------------------------------------------------
BALANCE - OCT. 30, 1993             359,431     $35,943      $ 485,253     $ 635,551       $ (9,814)        $  (907)   $1,146,026

Stock issued from stock plans         4,988         499         35,814            --           (612)             --        35,701
Stock plans' income tax benefits         --          --         21,747            --             --              --        21,747
Shares cancelled                        (64)         (6)        (1,833)           --          1,839              --            --
Settlement of put warrants               --          --        104,438            --             --              --       104,438
Unearned stock compensation              --          --             --            --          3,821              --         3,821
Cumulative translation adjustment        --          --             --            --             --           8,444         8,444
Distributions to shareholders            --          --             --           (65)            --              --           (65)
WordPerfect fiscal year conversion       --          --             --       (39,856)            --              --       (39,856)
Net income                               --          --             --       206,731             --              --       206,731
- ---------------------------------------------------------------------------------------------------------------------------------
BALANCE - OCT. 29, 1994             364,355     $36,436      $ 645,419     $ 802,361       $ (4,766)        $ 7,537    $1,486,987
=================================================================================================================================

See notes to consolidated financial statements.


                                      30.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                              DOLLARS IN THOUSANDS

                                                            OCT. 29            Oct. 30             Oct. 31
                                                               1994               1993                1992
- ----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                $ 206,731          $  40,720           $ 321,978
ADJUSTMENTS TO RECONCILE NET INCOME TO NET
CASH PROVIDED (USED) BY OPERATING ACTIVITIES
         Write-off of purchased research and development    129,389            314,501              20,367
         Depreciation and amortization                       86,379             75,425              59,971
         WordPerfect fiscal year conversion                 (39,856)                --                  --
         Stock plans' income tax benefits                    21,747             45,660              51,567
         Decrease (increase) in receivables                   3,992            (76,018)            (83,987)
         (Increase) decrease in inventories                  (2,388)            (3,237)              3,182
         (Increase) in prepaid expenses                     (29,248)           (13,298)               (211)
         (Increase) in deferred income taxes                (70,294)           (53,796)             (3,787)
         Increase in current liabilities                     73,487             67,519              29,087
- ----------------------------------------------------------------------------------------------------------

Net cash provided from operating activities                 379,939            397,476             398,167
- ----------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
         Issuance of common stock, net                       35,701             40,990              36,000
         Repurchases of common stock                             --           (230,758)                 --
         Distributions to shareholders                          (65)           (23,889)            (80,871)
         Repayment of debt                                 (118,901)            (5,896)             (1,746)
         Other                                               24,531             13,350               4,000
- ----------------------------------------------------------------------------------------------------------

Net cash used by financing activities                       (58,734)          (206,203)            (42,617)
- ----------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
         Expenditures for property, plant and equipment     (73,488)          (110,256)           (117,347)
         (Increase) in short-term investments              (297,782)           (39,915)           (114,274)
         Cash received from acquisitions                         --             37,242               2,569
         Cash paid for acquisitions                        (110,000)           (35,500)            (22,960)
         Other                                                4,895             (5,750)             (1,762)
- ----------------------------------------------------------------------------------------------------------

Net cash used by investing activities                      (476,375)          (154,179)           (253,774)
- ----------------------------------------------------------------------------------------------------------

Total (decrease) increase in cash and cash equivalents    $(155,170)         $  37,094           $ 101,776
Cash and cash equivalents -- beginning of period            383,596            346,502             244,726
- ----------------------------------------------------------------------------------------------------------

Cash and cash equivalents -- end of period                  228,426            383,596             346,502
Short-term investments -- end of period                     633,383            335,601             285,327
- ----------------------------------------------------------------------------------------------------------

Cash and short-term investments -- end of period          $ 861,809          $ 719,197           $ 631,829
==========================================================================================================

See notes to consolidated financial statements.


                                     31.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

     The following summarizes the significant accounting policies of the Company

- -   The Company considers all highly liquid instruments purchased with a term to maturity of three months or less to be cash equivalents.

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

- -   Inventories are stated at the lower of cost (first-in, first-out method) or market.

- -   Plant and equipment are carried at cost less accumulated depreciation and amortization.

- -   Provision for depreciation and amortization is computed on the straight-line method over the estimated useful lives of the assets, or lease term if shorter, and are as follows:

Asset Classification                                          Useful Lives
- --------------------------------------------------------------------------
Buildings                                                         30 years
Furniture and equipment                                          3-5 years
Leasehold improvements and other                                 3-7 years
Intangible assets                                               3-15 years

- -   Assets and liabilities of the Company's wholly owned subsidiaries, denominated in the local currency of the subsidiary, are remeasured into U.S. dollars (the functional currency) at year-end exchange rates except for equipment and leasehold improvements which are remeasured at average rates of exchange prevailing when acquired. Income and expense items are remeasured at average rates of exchange prevailing during the year, except that depreciation is remeasured at historical rates. These remeasurement gains and losses are included in net income in the period incurred.

- -   For the Company's Japanese subsidiary and certain WordPerfect entities, the functional currency has been determined to be the local currency, and therefore, assets and liabilities are translated at year-end exchange rates, and income statement items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of shareholders' equity.

- -   Revenue on product sales is recognized upon shipment. Certain sales require continuing service, support and performance by the Company, and accordingly, a portion of the revenue is deferred until the future service, support and performance is provided. Reserves for sales returns and allowances are recorded in the same period as the related revenues.

- -   Product development costs are expensed as incurred. Application of
Statements of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, has not had any material effect in the consolidated financial statements of the Company.

- -   Required adoption of Statement of Financial Accounting Standards No. 115,
Accounting for Certain Investments in Debt and Equity Securities, and Statement of Financial Accounting Standards No. 119, Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments, both in the first quarter of fiscal 1995, is not expected to have a material impact on the consolidated financial statements of the Company.

- -   Net income per share is computed using the weighted average number of common shares outstanding during each year, including common stock equivalents (unless antidilutive). Common stock equivalents consist of outstanding stock options.

- -   The consolidated financial statements give retroactive effect to the acquisition of WordPerfect Corporation (WordPerfect), which was accounted for as a pooling of interests and to the August 26, 1992 stock split.

     Certain reclassifications, none of which affected net income, have been made to the prior years' amounts in order to conform to the current year's presentation.



                                     32.

B. MERGERS, ACQUISITIONS AND STRATEGIC INVESTMENTS

In June 1994, the Company completed a merger with WordPerfect whereby WordPerfect was merged directly into Novell. Approximately 51 million shares of Novell common stock were exchanged for all of the outstanding common stock of WordPerfect. In addition, outstanding employee stock options to purchase WordPerfect common stock were converted into options to purchase approximately 8 million shares of Novell common stock. The transaction was accounted for as a pooling of interests and therefore, all prior period financial statements presented have been restated as if the merger took place at the beginning of such periods.

     WordPerfect had a calendar year end and, accordingly, the WordPerfect statements of income for the years ended December 31, 1993 and 1992 have been combined with the Novell statements of income for the fiscal years ended October 30, 1993 and October 31, 1992, respectively. In order to conform WordPerfect's year end to Novell's fiscal year end, the consolidated statement of income for fiscal 1994 includes two months (November and December 1993) for WordPerfect which are also included in the consolidated statement of income for the fiscal year ended October 30, 1993. Accordingly, an adjustment has been made in fiscal 1994 to retained earnings for the duplication of net income of $40 million for such two month period. Other results of operations for such two month period of WordPerfect include net sales of $137 million, income before taxes of $35 million, and income tax benefits of $5 million.

Separate results of operations for the periods prior to the merger with WordPerfect are as follows:

                                                  UNAUDITED
                                                 SIX MONTHS           Fiscal Year           Fiscal Year
                                                      ENDED                 Ended                 Ended
                                                    APR. 30               Oct. 30               Oct. 31
(Dollars in thousands)                                 1994                  1993                  1992
- -------------------------------------------------------------------------------------------------------
NET SALES
         Novell                                  $  717,975            $1,122,896            $  933,370
         WordPerfect                                305,233               707,515               579,118
- -------------------------------------------------------------------------------------------------------
Combined                                         $1,023,208            $1,830,411            $1,512,488
NET INCOME
         Novell                                  $  177,726            $  (35,160)           $  249,030
         WordPerfect                                 13,098                75,880                72,948
- -------------------------------------------------------------------------------------------------------
Combined                                         $  190,824            $   40,720            $  321,978
OTHER CHANGES
IN SHAREHOLDERS'
EQUITY
         Novell                                  $  139,862            $   93,853            $   90,191
         WordPerfect                                (37,937)             (103,594)             (181,404)
- -------------------------------------------------------------------------------------------------------
Combined                                         $  101,925            $   (9,741)           $  (91,213)
=======================================================================================================

Additionally, in June 1994, the Company acquired from Borland International, Inc. its Quattro Pro spreadsheet product line for $110 million of cash and assumed liabilities of $10 million, and purchased a three year license to reproduce and distribute up to one million copies of current and future versions of Borland's Paradox relational database product for $35 million of cash. The transaction was accounted for as a purchase and, on this basis, resulted in a one-time write-off of $114 million for purchased research and development.

     In June 1993, the Company acquired UNIX System Laboratories, Inc. (USL) by issuing approximately 11 million shares of Novell common stock valued at $322 million in exchange for all of the outstanding stock of USL not previously owned by Novell and assumed liabilities of $9 million. The transaction was accounted for as a purchase and, on this basis a one-time write-off of $269 million for purchased research and development was incurred. Pro forma information related to the USL acquisition has not been presented due to materiality.



                                     33.

C. CASH AND SHORT-TERM INVESTMENTS

                                                            OCT. 29      Oct. 30
(Dollars in thousands)                                         1994         1993
- --------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
         Cash                                              $101,331     $ 96,542
         Repurchase agreements                               19,309       16,550
         Tax exempt money market fund                        29,394       51,041
         Taxable money market investments                    13,357       39,000
         Municipal securities                                65,035      180,463
- --------------------------------------------------------------------------------
Cash and cash equivalents                                  $228,426     $383,596
- --------------------------------------------------------------------------------

SHORT-TERM INVESTMENTS
         Municipal securities                              $201,491     $200,025
         Money market mutual funds                          104,388       51,170
         Money market preferreds                            306,700           --
         Mutual funds                                        13,017       62,267
         Other                                                7,787       22,139
- --------------------------------------------------------------------------------
Short-term investments                                     $633,383     $335,601
- --------------------------------------------------------------------------------
Cash and short-term investments                            $861,809     $719,197
================================================================================

During fiscal 1992, the Company distributed cash of $81 million and short-term investments of $97 million to the shareholders of WordPerfect. During fiscal 1993, the Company distributed cash of $24 million and issued notes payable of $75 million to the shareholders of WordPerfect. In fiscal 1994, after the merger with Novell was completed, the notes payable to the shareholders of WordPerfect were paid off.


D. PROPERTY, PLANT AND EQUIPMENT

                                                          OCT. 29       Oct. 30
(Dollars in thousands)                                       1994          1993
- -------------------------------------------------------------------------------
Buildings and land                                      $ 232,225     $ 230,094
Furniture and equipment                                   425,118       392,488
Leasehold improvements and other                           44,159        40,614
- -------------------------------------------------------------------------------
Property, plant, and equipment at cost                    701,502       663,196
Accumulated depreciation                                 (306,820)     (259,444)
- -------------------------------------------------------------------------------
Property, plant, and equipment, net                     $ 394,682     $ 403,752
===============================================================================


E. INCOME TAXES

Novell, Inc. adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109 effective October 31, 1993 for fiscal year 1994. WordPerfect adopted the provisions of SFAS No. 109 effective January 1, 1993 for calendar year 1993. Because the two companies adopted the change in accounting methods in different years, the October 30, 1993 year reflects SFAS No. 109 for WordPerfect and APB 11 for Novell, Inc. Adoption of SFAS No. 109 had no material impact on the financial statements of the Company. As permitted under the new rules, prior years' financial statements have not been restated.

     Prior to the adoption of SFAS No. 109, income tax expense for both companies was determined using the deferred method (APB 11). Deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the difference originated.

     SFAS No. 109 requires the use of the liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     Prior to September 30, 1993, WordPerfect and related entities elected to be taxed as S corporations whereby the income tax effects accrued directly to the shareholders. Adoption of SFAS No. 109 required no establishment of deferred income taxes since no material differences between the financial reporting and the tax bases of assets and liabilities existed. On September 30, 1993, WordPerfect and related domestic entities terminated their S corporation elections. On December 31, 1993, the WordPerfect related foreign entities terminated their S corporation elections. As a result, deferred income taxes under the provisions of SFAS No. 109 were established on the dates the S corporation elections were terminated.

     As of October 29, 1994, the Company has net operating loss carryforwards from acquired companies of approximately $38 million that expire in years 1999 through 2008. Subject to certain annual limitations, these losses can be used to offset the future taxable income of these businesses. A valuation allowance of approximately $9 million has been recognized to offset the deferred tax assets related to those carryforwards.



                                     34.

Fiscal Year Ended                                                                    OCT. 29           Oct. 30           Oct. 31
(Dollars in thousands)                                                                  1994              1993              1992
- --------------------------------------------------------------------------------------------------------------------------------
TAXES ON INCOME
Current
         Federal                                                                    $132,543          $109,954          $102,607
         State                                                                        21,344            19,158            21,044
         Foreign                                                                      22,362            22,121            19,965
- --------------------------------------------------------------------------------------------------------------------------------
                  Total current                                                      176,249           151,233           143,616
- --------------------------------------------------------------------------------------------------------------------------------

Deferred
         Federal                                                                     (55,788)            5,461            (3,593)
         State                                                                       (10,510)            1,631              (134)
         Foreign                                                                      (3,751)           (2,295)              (60)
         Change in tax status                                                        (15,548)          (58,593)               --
- --------------------------------------------------------------------------------------------------------------------------------
                  Total deferred                                                     (85,597)          (53,796)           (3,787)
- --------------------------------------------------------------------------------------------------------------------------------
                  Total taxes on income                                             $ 90,652          $ 97,437          $139,829
================================================================================================================================

DIFFERENCES BETWEEN THE U.S. STATUTORY AND EFFECTIVE TAX RATES
         U.S. statutory rate                                                            35.0%             35.0%             34.0%
         State income taxes, net of federal tax effect                                   3.5               3.5               3.7
         Research and development tax credits                                           (2.6)             (2.4)             (1.0)
         Tax-exempt FSC income                                                          (2.1)             (1.5)             (1.6)
         S Corporation earnings prior to change in tax status                           (1.6)              (.5)             (6.2)
         Foreign taxes                                                                    .4               1.6               2.5
         Other, net                                                                      1.4              (1.0)             (1.2)
- --------------------------------------------------------------------------------------------------------------------------------
                  Subtotal                                                              34.0              34.7              30.2
         Change in tax status                                                           (5.2)            (42.4)               --
         Non-deductible charge for purchased research and development                    1.7              78.2                --
- --------------------------------------------------------------------------------------------------------------------------------
         Effective tax rate                                                             30.5%             70.5%             30.2%
================================================================================================================================

DOMESTIC AND FOREIGN COMPONENTS OF INCOME BEFORE TAXES
         Domestic                                                                   $312,563          $122,664          $423,663
         Foreign                                                                     (15,180)           15,493            38,144
- --------------------------------------------------------------------------------------------------------------------------------
         Total income before taxes                                                  $297,383          $138,157          $461,807
================================================================================================================================

         Cash paid for income taxes                                                 $115,016          $ 86,306          $ 93,850
================================================================================================================================


DEFERRED INCOME TAXES AS OF OCTOBER 29, 1994



Receivable valuation accounts                                                       $ 33,076
Restructuring provision                                                               17,031
Acquired intangibles                                                                  31,435
Reserves and accruals                                                                 26,421
Fixed assets                                                                          10,463
Inventory valuation accounts                                                           9,456
Other individually immaterial items                                                   24,399
- --------------------------------------------------------------------------------------------
Total deferred tax assets                                                            152,281
Valuation allowance for deferred tax assets                                           (9,018)
- --------------------------------------------------------------------------------------------
Net deferred tax assets                                                             $143,263
============================================================================================



                                     35.

F. COMMITMENTS AND CONTINGENCIES

Rent expense for operating and month-to-month leases was $34 million, $31 million and $21 million in fiscal 1994, 1993 and 1992, respectively.

     As of October 29, 1994, the Company has various operating leases with remaining terms of more than one year. These leases have minimum annual lease commitments of $26 million in fiscal 1995, $22 million in fiscal 1996, $15 million in fiscal 1997, $9 million in fiscal 1998, $7 million in fiscal 1999, and $29 million thereafter.

     The Company has entered into a commitment to sponsor certain sporting teams. The Company has commitments in fiscal 1995 totaling $6 million.

     The Company currently has a $10 million unsecured revolving bank line of credit, with interest at the prime rate. The line can be used for either letter of credit or working capital purposes. The line is subject to the terms of a loan agreement containing financial covenants and restrictions, none of which are expected to significantly affect the Company's operations. At October 29, 1994, there were no borrowings, letter of credit acceptances or commitments under such line.

     The Company has an additional $10 million credit facility with another bank which is not subject to a loan agreement. At October 29, 1994 standby letters of credit of $200,000 were outstanding under this agreement.

     On November 10, 1993, a suit was filed against Novell and certain of its officers and directors alleging violation of federal securities laws. Another lawsuit alleging similar claims was filed August 26, 1994. Both lawsuits were brought as purported class actions on behalf of purchasers of Novell common stock. Novell does not believe that the resolution of these legal matters will have a material adverse effect on its financial position or results of operations.

     In December of 1991, Roger Billings and his International Academy of Science, (the Academy) filed suit against Novell alleging that the Company infringes on a patent allegedly owned by the Academy. On June 6, 1994, Novell filed a petition with the U.S. Patent and Trademark Office requesting it invalidate the patent. In August 1994, the Patent Office granted Novell's request for re-examination of the patent, finding a "substantial new question of patentability." Also, in August of 1994, the trial court issued a ruling, which among other things, vacated the trial date which had been previously set in the action. The Company believes that the ultimate resolution of this legal proceeding will not have a material adverse effect on its financial position or results of operation.

     The Company is a party to a number of additional legal proceedings arising in the ordinary course of business. The Company believes the ultimate resolution of the claims will not have a material adverse effect on its financial position or results of operations.


G. PUT WARRANTS

During fiscal 1993, the Company sold put warrants on 5 million shares of its stock, callable on specific dates in the first quarter of fiscal 1994, giving third parties the right to sell shares of Novell common stock to the Company at contractually specified prices. The put warrant balance on the balance sheet at October 30, 1993 is the amount the Company would have been obligated to pay if all the put warrants were exercised at the strike price without a cash-out settlement. During the first quarter of fiscal 1994, the Company settled all of its put warrant obligations for cash of $2 million and therefore reversed the put warrant obligation back to additional paid-in capital.


H. SHAREHOLDERS' EQUITY

In December 1988, the Board of Directors adopted a Shareholder Rights Plan and amended it in March 1992. The plan provides for a dividend of rights, which cannot be exercised until certain events occur, to purchase shares of preferred stock of the Company or, after certain events, shares of common stock of the Company. Each shareholder of record receives one right for each share of common stock that he or she owns. This plan was adopted to ensure that all shareholders of the Company receive fair value for their common stock in the event of any proposed takeover of the Company and to guard against coercive tactics to gain control of the Company without offering fair value to the Company's shareholders.

     The Company has 500,000 authorized shares of preferred stock with a par value of $.10 per share, none of which was outstanding at October 29, 1994 or October 30, 1993.



                                     36.

In March 1993, shareholders approved the Novell 1991 Stock Plan as amended with an affirmative vote of 69% of the shares voted. During fiscal 1994, the Company completed the acquisition of WordPerfect Corporation and thereby assumed 8 million stock options related to its respective stock option plan. Under all Company stock option plans, 87 million shares of common stock have been reserved for issuance of stock options, 41 million shares have been exercised, 39 million shares are outstanding, 5 million shares are available for future grants and 2 million shares have expired. The shares reserved for issuance are increased each November 1st through November 1, 1998, based on a calculation of 2.9% of total common stock outstanding at previous fiscal year end. Generally, grants to date have been nonqualified stock options at fair market value on the date of grant for a term of seven or ten years and are exercisable 25% per year beginning one year from the date of grant. The Company also has a stock option plan for non-employee directors, under which 800,000 shares have been reserved for issuance of nonqualified stock options. The following table is a summary of activity for the Company's stock option plans and has been restated to include the WordPerfect stock options for all periods presented.

                                                                  OCT. 29               Oct. 30               Oct. 31
                                                                     1994                  1993                  1992
- ---------------------------------------------------------------------------------------------------------------------
OPTIONS OUTSTANDING
Beginning balance                                              37,282,781            29,443,827            22,772,435
Options granted                                                20,602,634            14,730,714            13,735,144
Options exercised                                              (4,036,142)           (5,183,180)           (5,868,283)
Options cancelled                                             (14,739,567)           (1,708,580)           (1,245,499)
- ---------------------------------------------------------------------------------------------------------------------
Ending balance                                                 39,109,706            37,282,781            29,443,827
=====================================================================================================================

EXCHANGE PROGRAM (INCLUDED ABOVE)
Options cancelled                                              11,149,199                    --                    --
Options regranted                                               7,430,961                    --                    --

RESTRICTED STOCK GRANT (INCLUDED ABOVE)
Options granted                                                   306,500                    --                    --

OPTION PRICE DATA
Grant price range                                              $.10-21.13            $.61-31.25          $22.63-29.38
Weighted average grant price                                       $15.79                $24.50                $25.43
Exercise price range                                           $.10-25.00            $.17-28.75            $.17-23.25
Weighted average exercise price                                     $5.18                 $4.76                 $3.77
Cancelled price range                                          $.61-29.00           $1.87-29.00            $.87-28.75
Weighted average cancelled price                                   $25.70                $20.69                $13.07
Weighted average outstanding price                                 $13.25                $15.85                $11.10

OPTION TERMS
Percentage vesting per year                                            25%                   25%                   25%
Maximum term                                                7 OR 10 YEARS         7 or 10 years               7 years
Percentage granted at fair market value on date
  of grant                                                             99%                  100%                  100%

AS OF YEAR END
Options exercisable                                            15,863,911             8,965,246             7,323,329
Options available for future grants                             5,476,318             4,014,599            14,824,282

OTHER INFORMATION
Shares of common stock outstanding at year end                364,354,887           359,431,077           352,015,281
Annual option reserve increase based on evergreen
  provision                                                     8,933,478                    --                    --
Options granted as a percentage of outstanding
  common stock, net of cancellations                                  1.6%                  3.6%                  3.6%
Option holders as a percentage of total employees                     100%                   37%                   37%



                                      37.

In 1994 the Company implemented a stock option exchange program whereby option holders could exchange higher priced options for new options on a two new shares for three old shares ratio. All option holders except for directors and officers were permitted to participate in the program. The Novell, Inc. 1989 Employee Stock Purchase Plan (Purchase Plan) permits eligible employees to purchase shares of common stock through payroll deductions at lower of 85% of fair market value at the beginning or end of each six month offering period. As of October 29, 1994, 4 million shares have been issued under the Purchase Plan.


I. RESTRUCTURING CHARGES

During the fourth quarter of fiscal 1994, the Company incurred a restructuring charge of $51 million. In September, the Company formulated a plan, whereby duplicate facilities, excess personnel, and products to be discontinued were identified. The restructuring charge includes $26 million related to redundant or excess facilities and equipment costs which are being closed or abandoned. Operating expenses related to such facilities and equipment up to the time of closure or abandonment were not included in the restructuring charge. Additionally, $16 million of the restructuring charge related to employee severance costs for approximately 1,100 employees who have been or will be terminated. The charge does not include salaries and wages paid to such employees up to their termination date, nor does it include any expenses related to an additional 650 employees who are being transferred to third parties to perform outsourced functions such as manufacturing. The remaining $9 million of the restructuring charge relates to products which have been eliminated from the Company's product lines. Anticipated savings from this restructuring plan is estimated to be approximately $50 million per year.

     In the third quarter of fiscal 1993 a restructuring charge of $42 million was incurred, most of which related to a reduction in force and facilities at WordPerfect. A portion of this restructuring had been completed before the end of fiscal 1994, however approximately $15 million of the original liability remains to be expended in fiscal 1995.


J. OTHER NONRECURRING CHARGES

In fiscal 1994, 1993, and 1992, the Company incurred other nonrecurring charges, primarily related to the write-off of purchased research and development in connection with acquisitions. In fiscal 1994 the charges related primarily to the write-off of $114 million of tax deductible purchased research and development in connection with the acquisition of the Quattro Pro spreadsheet product line from Borland International, Inc. During the first quarter of fiscal 1994, the Company also wrote off $15 million of non-tax deductible purchased research and development in connection with the acquisition of SoftSolutions. The remaining $10 million of nonrecurring charges in fiscal 1994 related primarily to one-time expenses incurred to align the Novell and WordPerfect employee benefit plans.

     In fiscal 1993, the Company wrote off $315 million of non-tax deductible purchased research and development in connection with the acquisitions of USL, Serius Corporation and Fluent, Inc., and a personal information manager software product.

     In fiscal 1992, the Company wrote off $20 million on non-tax deductible purchased research and development in connection with the acquisitions of Reference Software International, Beagle Bros., Inc. and MagicSoft, Inc.


K. EMPLOYEE SAVINGS AND RETIREMENT PLAN

The Company adopted a 401(k) savings and retirement plan in December 1986. The plan covers all employees who are 21 years of age or older who are scheduled to complete 1,000 hours of service during any consecutive twelve-month period. The Company's retirement and savings plan contribution has been a 50% matching contribution for employee contributions up to 6% of each employee's compensation and was $15 million, $12 million and $8 million in fiscal 1994, 1993 and 1992, respectively.




                                     38.

L. RELATED PARTY TRANSACTIONS

WordPerfect was co-founded in 1979 by Alan C. Ashton, Ph.D. (Dr. Ashton) and Bruce W. Bastian (Mr. Bastian). Dr. Ashton and Mr. Bastian joined the Novell Board of Directors in October 1994.

     Prior to September 30, 1993, WordPerfect had been organized as numerous legal entities under the common control of Dr. Ashton and Mr. Bastian. These entities, including WordPerfect, WP Leasing, Inc., ABP Development, WordPerfect Publishing Corporation, ComputerShow, WP Properties, WordPerfect International, Reference Software International (RSI), and SoftCopy, Inc., owned the assets and conducted the operations of WordPerfect. On September 30, 1993, the common stock of RSI owned by the shareholders was contributed to WordPerfect. Also the owner's interest in WP Properties was transferred to WordPerfect in exchange for $5 million cash and notes of $75 million, payable to the existing shareholders of WordPerfect, which represented WP Properties' net book value at the date of the transfer. Subsequent to the merger with Novell, the shareholder notes together with accrued interest were paid in full. Also on September 30, 1993, the common stock of ComputerShow was distributed to the shareholders of WordPerfect at ComputerShow's net book value of $1 million. The common stock of the remaining entities were contributed to WordPerfect on December 31, 1993.

     WordPerfect entered into agreements with Mr. Lewis Bastian, a brother of Mr. Bastian, in connection with the development and sale of DataPerfect, a general purpose database software program, and TOOL, an object- oriented language used for software development. Pursuant to these agreements, WordPerfect paid Mr. Lewis Bastian consulting fees and royalty payments of $718,000 and $474,000 in fiscal 1993 and 1992, respectively. In February 1994, WordPerfect agreed to pay Mr. Lewis Bastian $3 million over four years in exchange for a termination of these agreements.

     WordPerfect entered into management agreements with a distribution company controlled by an individual who has now become an officer of the Company. Payments of approximately $7 million were made pursuant to these management agreements in fiscal 1992. This payment included a negotiated termination of these management agreements.

     The consolidated financial statements include the operating results of each of the entities involved in the related party transactions outlined above for all periods presented either as a result of the transactions being between companies under common control or the transactions being at amounts which approximate book value. Further, the results of operations attributable to the ownership interests acquired were not significant in any period in relation to the consolidated operating results of the Company.

     In fiscal 1994, 1993 and 1992, legal fees of approximately $2 million, $2 million and $716,000, respectively, were paid to Wilson, Sonsini, Goodrich & Rosati, a professional corporation in which a director of the Company is a senior partner.


M. INTERNATIONAL SALES

The Company markets internationally through distributors who sell to dealers and end users. In fiscal 1994, 1993 and 1992 export sales to international customers were approximately $861 million, $783 million and $700 million, respectively. In fiscal 1994, 1993 and 1992, respectively, 58%, 60% and 69% of export sales were to European countries. No one foreign country accounted for more than 10% of total sales in any period. In fiscal 1994, the Company had one multinational distributor, which accounted for 12% of revenue. The Company had two multinational distributors, which accounted for 15% and 11% of revenue in fiscal 1993 and 12% and 13% of revenue in fiscal 1992, respectively. Otherwise, no customer accounted for more than 10% of revenue in any period.


N. PRO FORMA DATA

If WordPerfect had been a C corporation for all periods presented, fiscal 1994 would have had income tax expense of $106 million, net income of $191 million, and net income per share of $.52. Fiscal 1993 would have had income tax expense of $151 million, a net loss of $13 million, and a net loss per share of $.04. Fiscal 1992 would have had income tax expense of $161 million, net income of $301 million and net income per share of $.84.




                                     39.

                          REPORT OF ERNST & YOUNG LLP
                              INDEPENDENT AUDITORS



THE BOARD OF DIRECTORS AND SHAREHOLDERS
NOVELL, INC.

We have audited the accompanying consolidated balance sheets of Novell, Inc. as of October 29, 1994 and October 30, 1993, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended October 29, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of WordPerfect Corporation, which statements reflect total assets constituting 23% in 1993, and total revenues constituting 39% in 1993, and 38% in 1992 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for WordPerfect Corporation, is based solely on the report of other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Novell, Inc. at October 29, 1994 and October 30, 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 29, 1994, in conformity with generally accepted accounting principles.


                                       /s/ Ernst & Young LLP


San Jose, California
December 13, 1994



                                     40.

           SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)
                  DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                     FIRST        SECOND         THIRD       FOURTH       FISCAL
                                   QUARTER       QUARTER       QUARTER      QUARTER         YEAR
- ------------------------------------------------------------------------------------------------
FISCAL 1994
Net sales                         $488,278      $534,930      $488,924     $485,945   $1,998,077
Gross profit                       384,501       389,533       383,420      373,557    1,531,011
Income (loss) before taxes         126,444       144,811        (4,740)      30,868      297,383
Net income (loss)                   94,460        96,364        (4,465)      20,372      206,731
Net income (loss) per share            .26           .26          (.01)         .06          .56

COMMON STOCK PRICE PER SHARE
High                                25 3/8        26 1/4        19 1/2     17 23/32       26 1/4
Low                                 19 1/4        15            14         14   3/4       13 3/4

FISCAL 1993
Net sales                         $432,324      $454,998      $433,872     $509,217   $1,830,411
Gross profit                       340,995       362,946       332,410      391,458    1,427,809
Income (loss) before taxes         137,766       140,384      (272,532)     132,539      138,157
Net income (loss)                   97,420        97,938      (257,421)     102,783       40,720
Net income (loss) per share            .27           .27          (.69)         .28          .11

COMMON STOCK PRICE PER SHARE
High                                33 1/2        35 1/4        33 1/2       23 1/4       35 1/4
Low                                 23 3/4        25 3/4        17 5/8       17           17

FISCAL 1992
Net sales                         $348,257      $355,985      $391,722     $416,524   $1,512,488
Gross profit                       271,842       280,931       308,278      324,730    1,185,781
Income before taxes                107,330       121,369       117,708      115,400      461,807
Net income                          74,391        88,846        80,868       77,873      321,978
Net income per share                   .21           .25           .22          .22          .90

COMMON STOCK PRICE PER SHARE
High                                32 1/2        32           28  1/2       32 1/8       32 1/2
Low                                 21 3/8        23 7/8       24 5/16       22 1/2       21 3/8

Novell's common stock trades in the over-the-counter market under the NASDAQ symbol "NOVL."

No dividends have been declared on the Company's common stock. There were 11,932 shareholders of record at December 31, 1994.



                                      41.

                             DIRECTORS AND OFFICERS


                       B O A R D  O F  D I R E C T O R S


Robert J. Frankenberg                    Kanwal S. Rekhi
Chairman of the Board                    Executive Vice President
President and Chief Executive Officer    Corporate Technology

Alan C. Ashton, Ph. D.                   Larry W. Sonsini
Founder of WordPerfect Corporation       Partner,
                                         Wilson, Sonsini, Goodrich, Rosati
Bruce W. Bastian
Founder of WordPerfect Corporation       Ian R. Wilson *+
                                         Chairman of the Board
Elaine R. Bond *+                        President and Chief Executive Officer
Chase Fellow/Sr. Consultant              Windmill Holdings Corporation
The Chase Manhattan Bank, N.A.

Jack L. Messman *+
President and Chief Executive Officer    * Member of Audit Committee
Union Pacific Resources Co.              + Member of Compensation Committee



              C O R P O R A T E  E X E C U T I V E  O F F I C E R S


Robert J. Frankenberg                    David R. Bradford
President and Chief Executive Officer    Senior Vice President
                                         General Counsel and Corporate Secretary
Mary M. Burnside
Executive Vice President                 Ernest J. Harris
Chief Operating Officer                  Senior Vice President
                                         Human Resources
Michael J. DeFazio
Executive Vice President                 Christine G. Hughes
UNIX Systems Group                       Senior Vice President
                                         Corporate Marketing
Richard W. King
Executive Vice President                 John C. Lewis
NetWare Systems Group                    Senior Vice President
                                         Services and Support
Joseph A. Marengi
Executive Vice President                 David C. Moon
Worldwide Sales                          Senior Vice President
                                         Development, Application Group
Steven Markman
Executive Vice President                 R. Duff Thompson
Information Access & Management Group    Senior Vice President
                                         Corporate Development
Kanwal S. Rekhi
Executive Vice President                 Stephen C. Wise
Corporate Technology                     Senior Vice President
                                         Finance
Adrian Rietveld
Executive Vice President                 Darcy G. Mott
Novell Application Group                 Treasurer

James R. Tolonen
Executive Vice President
Chief Financial Officer



                                     42.