Form 10-K, Exhibit 13
period 1995-10-28
NOVELL INC
filed 1996-01-26
CIK 758004

                                                                   EXHIBIT 13

                      SELECTED CONSOLIDATED FINANCIAL DATA
                  DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

-----------------------------------------------------------------------------------------------------------
                                       Oct. 28       Oct. 29        Oct. 30         Oct. 31        Oct. 26
                                        1995          1994           1993            1992           1991
-----------------------------------------------------------------------------------------------------------
STATEMENT OF INCOME
Net sales                            $2,041,174     $1,998,077     $1,830,411     $1,512,488     $1,262,073
Gross profit                          1,551,841      1,531,011      1,427,809      1,185,781        994,831
Income from operations                  452,109        269,943        108,098        428,146        428,673
Income before taxes                     508,729        297,383        138,157        461,807        461,212
Income taxes                            170,424         90,652         97,437        139,829         97,896
Net income                              338,305        206,731         40,720        321,978        363,316
Net income per share                        .90            .56            .11            .90           1.05
-----------------------------------------------------------------------------------------------------------
BALANCE SHEET
Cash and short-term investments      $1,321,281     $  861,809     $  719,197     $  631,829     $  513,113
Working capital                       1,464,237        990,411        859,308        727,068        561,653
Total assets                          2,415,830      1,963,481      1,745,337      1,430,475      1,133,600
Long-term debt                               --             --         84,289         12,250          2,471
Shareholders' equity                  1,938,262      1,486,987      1,146,026      1,115,047        884,282
-----------------------------------------------------------------------------------------------------------
KEY RATIOS
Current ratio                               4.2            3.1            3.2            3.5            3.4
Return on net sales                          17%            10%             2%            21%            29%
Return on average total assets               15%            11%             3%            25%            38%
Return on average equity                     20%            16%             4%            32%            49%
-----------------------------------------------------------------------------------------------------------
GROWTH PERCENTAGES
Net sales                                     2%             9%            21%            20%            26%
Net income                                   64%           408%           -87%           -11%            24%
Net income per share                         61%           409%           -88%           -14%            17%
-----------------------------------------------------------------------------------------------------------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

Novell is a leading provider of networking software. The Company's software products provide the distributed infrastructure, network services, advanced network access, and network applications to connect people with other people and the information they need, enabling them to act on it anytime, anyplace.

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

     In June 1994, the Company completed a merger with WordPerfect Corporation (WordPerfect), whereby WordPerfect was merged into Novell. Approximately 51 million shares of Novell common stock were exchanged for all of the outstanding common stock of WordPerfect. In addition, the outstanding employee stock options to purchase WordPerfect common stock were converted into options to purchase approximately 8 million shares of Novell common stock. The transaction was accounted for as a pooling of interests and therefore all prior financial statements presented herein have been restated as if the merger took place at the beginning of such periods.

     Additionally, in June 1994, the Company acquired from Borland International, Inc. (Borland) its Quattro Pro spreadsheet product line for $110 million of cash and assumed liabilities of $10 million, and purchased a three-year license to reproduce and distribute up to one million copies of current and future versions of Borland's Paradox relational database product for $35 million of cash. The transaction was accounted for as a purchase and, on this basis, resulted in a one-time write-off of $114 million for purchased research and development.

     On October 30, 1995, the Company announced its intention to sell its personal productivity applications product line. Novell's personal productivity applications product line was acquired in the WordPerfect and Quattro Pro transactions. Certain other acquired product lines such as GroupWise are not being sold. The Company is actively negotiating with several parties regarding the sale of the personal productivity applications product line and anticipates that it will announce a sale in early 1996.

     On December 6, 1995, Novell completed the sale of its UnixWare product line to the Santa Cruz Operation, Inc. (SCO). The Company expects to report a gain on this transaction in the first quarter of fiscal 1996. Under the agreement, Novell received approximately 6.1 million shares of SCO common stock, resulting in an ownership position of approximately 17% of the outstanding SCO common stock. The agreement also calls for Novell to receive a revenue stream from SCO based on revenue performance of the purchased UnixWare product line. This revenue stream is not to exceed $84 million net present value, and will end by the year 2002. In addition, Novell will continue to receive revenue from existing licenses for older versions of UNIX System source code.

RESULTS OF OPERATIONS

NET SALES
                                       1995      Change       1994           Change         1993
-------------------------------------------------------------------------------------------------
Net sales (millions)                 $2,041        2%        $1,998          9%            $1,830
=================================================================================================

Through fiscal 1995, Novell has had four product groups, all within the software industry. They are the NetWare Systems Group, the Novell Applications Group, the UNIX Systems Group, and the Information Access and Management Group. While revenue has increased in both fiscal 1995 and fiscal 1994, analysis of the individual product groups characterizes the changes that have occurred.

     The NetWare Systems Group (NSG) represented 52% of total revenues in fiscal 1995, 46% in fiscal 1994, and 45% in fiscal 1993. NSG revenues grew by 16% in fiscal 1995 compared to fiscal 1994, and by 11% in fiscal 1994 compared to fiscal 1993. The growth in fiscal 1995 has been in NetWare 4, while NetWare 3 and other NSG products declined. In fiscal 1994, both NetWare 4 and NetWare 3 grew over the fiscal 1993 levels.

     The Novell Applications Group (NAG) represented 24% of total revenues in fiscal 1995, 29% in fiscal 1994, and 38% in fiscal 1993. NAG revenues decreased by 17% in fiscal 1995 compared to fiscal 1994, and by 18% in fiscal 1994 compared to fiscal 1993. The decrease in fiscal 1995 compared to fiscal 1994 was primarily the result of a decrease in WordPerfect revenues offset by increases in the PerfectOffice suite and GroupWise. The decrease in fiscal 1994 compared to fiscal 1993 was primarily the result of a decrease in WordPerfect for DOS revenues. The personal productivity applications product line, which the Company intends to sell in early 1996, accounted for $407 million of revenue in fiscal 1995.

     The UNIX Systems Group (USG) represented 5% of total revenues in fiscal 1995, 9% in fiscal 1994, and 3% in fiscal 1993. The decrease in fiscal 1995 compared to fiscal 1994 was due to the fact that fiscal 1994 included a one-time fully paid license for UNIX technology sold to Sun Microsystems for $81 million, representing 4% of total revenue in fiscal 1994. The increase in fiscal 1994 compared to fiscal 1993 was attributable to the fact that USL was acquired in June 1993, and therefore fiscal 1993 included only 4 1/2 months of USL revenues subsequent to the merger date.

     The Information Access and Management Group (IAMG) represented 12% of total revenues in fiscal 1995, 11% in fiscal 1994, and 10% in fiscal 1993. IAMG revenues grew by 9% in fiscal 1995 compared to fiscal 1994, and by 31% in fiscal 1994 compared to fiscal 1993. Most of the growth in fiscal 1995 was attributable to network management products, while the growth in fiscal 1994 was attributable to host connectivity products.

     Service, training, and other revenues represented 7% of revenue in fiscal 1995, 5% of revenue in fiscal 1994, and 4% of revenue in fiscal 1993.

     International sales represented 47% of total sales in fiscal 1995 and 43% of total sales in both fiscal 1994 and 1993. The Company expects that international sales will continue to grow at least at the same rate as domestic sales in fiscal 1996.

GROSS PROFIT
                                       1995         Change        1994         Change          1993
---------------------------------------------------------------------------------------------------
Gross profit (millions)              $1,552           1%         $1,531          7%        $1,428
Percentage of net sales                  76%                         77%                       78%
===================================================================================================

The lower gross profit percentage in fiscal 1995 compared to fiscal 1994 is attributable to increased royalty costs and product training and education costs in fiscal 1995. The lower gross profit percentage in fiscal 1994 compared to fiscal 1993 was due to $35 million of costs associated with the sale of the license to Sun Microsystems which were charged to cost of sales, resulting in a lower gross profit percentage in fiscal 1994. Future fluctuations in gross profit margins will be primarily attributable to price changes, changes in sales mix by product or distribution channel, and special product promotions.

OPERATING EXPENSES
                                             1995      Change     1994         Change          1993
-----------------------------------------------------------------------------------------------------
Sales and marketing (millions)             $  579        3%     $  562           10%         $  510
Percentage of net sales                        28%                  28%                          28%
Product development (millions)             $  368        6%     $  347           19%         $  290
Percentage of net sales                        18%                  17%                          16%
General and administrative (millions)      $  153       -6%     $  162            1%         $  163
Percentage of net sales                         7%                   8%                           9%
Restructuring charges (millions)               --       --      $   51           --          $   42
Percentage of net sales                        --                    3%                           2%
Other nonrecurring charges (millions)          --       --      $  139           --          $  315
Percentage of net sales                        --                    7%                          17%
Total operating expenses (millions)        $1,100      -13%     $1,261           -4%         $1,320
Percentage of net sales                        54%                  63%                          72%
=====================================================================================================


Sales and marketing expenses have remained flat as a percentage of net sales in fiscal 1995, 1994, and 1993. Sales and marketing expenses can fluctuate as a percentage of net sales in any given quarterly period due to product promotions, advertising, or other discretionary expenses.

     Product development expenses have increased as a percentage of net sales in each of the past two fiscal years in an effort to increase the Company's investment in new products.

     General and administrative expenses decreased slightly as a percentage of net sales in fiscal 1995 compared to fiscal 1994 and also decreased in fiscal 1994 compared to fiscal 1993. The decrease in fiscal 1995 was attributable to workforce reductions after the merger with WordPerfect. The decrease in fiscal 1994 was primarily attributable to lower bad debt expenses in fiscal 1994 compared to fiscal 1993.

     During the fourth quarter of fiscal 1994, the Company incurred a restructuring charge of $51 million. In September 1994, the Company formulated a plan whereby duplicate facilities, excess personnel, and products to be discontinued were identified. The restructuring charge included $26 million related to redundant or excess facilities and equipment costs which are being closed or abandoned. Operating expenses related to such facilities and equipment up to the time of closure or abandonment were not included in the restructuring charge. Additionally, $16 million of the restructuring charge related to employee severance costs for approximately 1,100 employees who have been terminated. The charge did not include salaries and wages paid to such employees up to their termination date, nor did it include any expenses related to an additional 650 employees who were transferred to third parties to perform outsourced functions. The remaining $9 million of the restructuring charge related to products which have been eliminated from the Company's product lines. Savings from this restructuring plan were approximately $50 million in fiscal 1995. Of the original reserve, approximately $10 million remained at the end of fiscal 1995 related to a lease obligation.

     In the third quarter of fiscal 1993, a restructuring charge of $42 million was incurred, most of which related to a reduction in force and facilities at WordPerfect. None of the original liability remained at the end of fiscal 1995.

     In fiscal 1994 and 1993, the Company incurred other nonrecurring charges, primarily related to the write-off of purchased research and development in connection with acquisitions. In fiscal 1994, the charges related primarily to the write-off of $114 million of tax deductible purchased research and development in connection with the acquisition of the Quattro Pro spreadsheet product line from Borland. During the first quarter of fiscal 1994, the Company also wrote off $15 million of non-tax deductible purchased research and development in connection with the acquisition of SoftSolutions Technology Corporation. The remaining $10 million of nonrecurring charges in fiscal 1994 related primarily to one-time expenses incurred to align the Novell and WordPerfect employee benefit plans.

     In fiscal 1993, the Company wrote off $315 million of non-tax deductible purchased research and development in connection with the acquisitions of USL, Serius Corporation, and Fluent, Inc.

     Operating expenses excluding nonrecurring charges have grown slightly more rapidly than revenues both in fiscal 1995 compared to fiscal 1994 and in fiscal 1994 compared to fiscal 1993 due to higher product development expenses.

                                             1995       Change       1994      Change          1993
----------------------------------------------------------------------------------------------------
Employees                                     7,762      -8%       8,457        -19%          10,451
Revenue per employee (thousands)             $  252               $  211                     $   192
====================================================================================================

Early in fiscal 1994, WordPerfect reduced its workforce by approximately 1,000 employees. Subsequent to the merger between Novell and WordPerfect, there was an additional reduction in force of approximately 1,100. During the first half of fiscal 1995, an additional 650 employees' functions were outsourced as part of the fiscal 1994 restructuring.

     Subsequent to fiscal 1995, the Company reduced its workforce by approximately 400 employees in anticipation of selling the personal productivity applications product line. In addition, approximately 300 employees have left or will leave the Company in connection with the sale of the UnixWare business, a majority of whom have been hired by SCO or Hewlett-Packard. The Company expects that its workforce will be reduced by approximately 1,500 additional employees in connection with the sale of the personal productivity applications product line in early 1996.

OTHER INCOME (EXPENSE)

                                         1995       Change        1994         Change          1993
---------------------------------------------------------------------------------------------------
Other income (expense), net (millions)    $57         111%          $27          -9%           $30
Percentage of net sales                     3%                        1%                         2%
===================================================================================================

The primary component of other income (expense) is investment income, which was $54 million, $36 million, and $28 million in fiscal 1995, 1994, and 1993, respectively. The increases in fiscal 1995 compared to fiscal 1994 and in fiscal 1994 compared to fiscal 1993 were attributable to a larger investment portfolio due to cash being generated from operations in excess of other cash uses. To achieve potentially higher returns, a limited portion of the Company's investment portfolio is invested in mutual funds which incur market risk. The Company believes that the market risk has been limited by diversification and by use of a funds management timing service which switches funds out of mutual funds and into money market funds when preset signals occur.

     In fiscal 1995, in addition to the investment income, the Company had a gain on the disposal of its Austin, Texas facility, offset by foreign currency exchange losses. In fiscal 1994, investment income was offset by merger expenses and interest expense related to notes payable to WordPerfect shareholders.

     Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," was adopted in the first quarter of fiscal 1995, resulting in unrealized gains of $23 million, net of deferred taxes, as of the end of fiscal 1995.

INCOME TAXES
                                        1995       Change         1994         Change          1993
---------------------------------------------------------------------------------------------------
Income taxes (millions)               $170           87%         $91             -7%            $97
Percentage of net sales                  8%                        5%                             5%
Effective tax rate                      34%                       31%                            71%
===================================================================================================

The effective tax rate for fiscal 1995 was higher than the effective tax rate for fiscal 1994 as a result of WordPerfect's S corporation status change to C corporation status in the first quarter of fiscal 1994. The effective tax rate for fiscal 1994 was lower than the fiscal 1993 effective tax rate primarily as a result of WordPerfect's prior S corporation status change to C corporation status and the impact of non-tax deductible charges for purchased research and development in fiscal 1993.

NET INCOME AND NET INCOME PER SHARE

                                         1995       Change        1994         Change          1993
---------------------------------------------------------------------------------------------------
Net income (millions)                  $338          63%        $207           408%            $ 41
Percentage of net sales                  17%                      10%                             2%
Net income per share                   $.90          61%        $.56           409%            $.11
===================================================================================================

The nonrecurring UNIX license revenues, acquisition related expense items, and normalization of income taxes for WordPerfect represented a decrease in net income of $91 million or $.25 per share in fiscal 1994 and $288 million or $.78 per share in fiscal 1993.

LIQUIDITY AND CAPITAL RESOURCES
                                            1995      Change        1994         Change          1993
-----------------------------------------------------------------------------------------------------
Cash and short-term investments (millions)  $1,321       53%        $862            20%          $719
Percentage of total assets                      55%                   44%                          41%
=====================================================================================================

Cash and short-term investments increased to $1.321 billion at October 28, 1995 from $862 million at October 29, 1994. The major reasons for this increase were the $450 million of cash provided by operating activities and the $64 million provided from the issuance of common stock from employee stock plans, offset by the $84 million used for capital expenditures. The investment portfolio is diversified among security types, industry groups, and individual issuers. The Company's principal source of liquidity has been from operations. At October 28, 1995, the Company's principal unused sources of liquidity consisted of cash and short-term investments and available borrowing capacity of approximately $20 million under its credit facilities. The Company's liquidity needs are principally for the Company's financing of accounts receivable, capital assets, strategic investments, and flexibility in a dynamic and competitive operating environment.

     During fiscal 1995, the Company has continued to generate cash from operations. The Company anticipates being able to fund its current operations and capital expenditures planned for the foreseeable future with existing cash and short-term investments together with internally generated funds. Borrowings under the Company's credit facilities, or public offerings of equity or debt securities, are available if the need arises. As the Company grows, investments will continue in product development and in new and existing areas of technology. Cash may also be used to acquire technology through purchases and strategic acquisitions. Capital expenditures in fiscal 1996 are anticipated to be approximately $60 million, but could be reduced if the growth of the Company is less than presently anticipated. In addition, the Company has announced a share repurchase program whereby the Company is authorized to repurchase up to 37 million shares of its common stock in the open market during fiscal 1996.

                       CONSOLIDATED STATEMENTS OF INCOME
                  AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA

FISCAL YEAR ENDED                         Oct. 28        Oct. 29        Oct. 30
                                            1995           1994           1993
--------------------------------------------------------------------------------
Net sales                               $2,041,174    $1,998,077      $1,830,411
Cost of sales                              489,333       467,066         402,602
--------------------------------------------------------------------------------

Gross profit                             1,551,841     1,531,011       1,427,809

Operating expenses
   Sales and marketing                     579,370       562,034         509,722
   Product development                     367,562       346,706         290,239
   General and administrative              152,800       161,855         163,249
   Restructuring charges                        --        51,463          42,000
   Other nonrecurring charges                   --       139,010         314,501
--------------------------------------------------------------------------------

Total operating expenses                 1,099,732     1,261,068       1,319,711

Income from operations                     452,109       269,943         108,098

Other income (expense)
   Investment income                        53,839        36,360          28,131
   Merger expenses                              --        (5,778)             --
   Other, net                                2,781        (3,142)          1,928
--------------------------------------------------------------------------------

Other income, net                           56,620        27,440          30,059
--------------------------------------------------------------------------------

Income before taxes                        508,729       297,383         138,157
Income taxes                               170,424        90,652          97,437
--------------------------------------------------------------------------------

Net income                              $  338,305    $  206,731      $   40,720
================================================================================

Weighted average shares outstanding        374,584       368,332         367,900
================================================================================

Net income per share                    $      .90    $      .56      $      .11
================================================================================

See notes to consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS
                   DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                                                  Oct. 28       Oct. 29
                                                                    1995           1994
----------------------------------------------------------------------------------------

ASSETS
Current assets
     Cash and short-term investments                             $1,321,231   $  861,809
     Receivables, less allowances ($74,857-1995, $82,934-1994)      470,437      391,342
     Inventories                                                     23,025       32,221
     Prepaid expenses                                                50,576       69,324
     Deferred income taxes                                           59,913       98,435
----------------------------------------------------------------------------------------
Total current assets                                              1,925,182    1,453,131

Property, plant, and equipment, net                                 390,452      394,682
Other assets                                                        101,196      115,668
----------------------------------------------------------------------------------------

Total assets                                                     $2,416,830   $1,963,481
========================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
     Accounts payable                                            $  116,305   $   67,176
     Accrued compensation                                            97,637       81,639
     Accrued marketing liabilities                                   72,339       66,800
     Other accrued liabilities                                       90,623      121,165
     Income taxes payable                                            29,942       78,139
     Deferred revenue                                                54,099       47,801
----------------------------------------------------------------------------------------

Total current liabilities                                           460,945      462,720

Minority interests                                                   17,623       13,774

SHAREHOLDERS' EQUITY
Common stock, par value $.10 per share
     Authorized--600,000,000 shares
     Issued--371,567,158 shares, 1995
             364,354,887 shares, 1994                                37,157       36,436
Additional paid-in capital                                          737,481      645,419
Retained earnings                                                 1,163,624      805,132
----------------------------------------------------------------------------------------

Total shareholders' equity                                        1,938,262    1,486,987
----------------------------------------------------------------------------------------

Total liabilities and shareholders' equity                       $2,416,830   $1,963,481
========================================================================================

See notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                              AMOUNTS IN THOUSANDS


                                                                          Additional
                                                Common Stock                 Paid-in         Retained
                                           -----------------------
                                           Shares           Amount           Capital         Earnings            Total
----------------------------------------------------------------------------------------------------------------------
BALANCE -- OCT. 31, 1992                   352,015          $35,202        $ 380,609       $  699,236       $1,115,047

USL acquisition                             11,132            1,113          320,645             --            321,758
STI acquisition                                800               80            2,370           (3,680)          (1,230)
Stock issued from stock plans                6,654              665           63,290          (14,944)          49,011
Stock plans' income tax benefits              --               --             45,660             --             45,660
Shares repurchased and retired             (11,130)          (1,113)        (229,645)            --           (230,758)
Shares cancelled                               (40)              (4)          (1,156)           1,160             --
Sale of put warrants                          --               --            (96,520)            --            (96,520)
Unearned stock compensation                   --               --               --              3,970            3,970
Cumulative translation adjustment             --               --               --             (2,009)          (2,009)
Distributions to shareholders                 --               --               --            (99,623)         (99,623)
Net income                                    --               --               --             40,720           40,720
----------------------------------------------------------------------------------------------------------------------
BALANCE -- OCT. 30, 1993                   359,431          $35,943        $ 485,253       $  624,830       $1,146,026

Stock issued from stock plans                4,988              499           35,814             (612)          35,701
Stock plans' income tax benefits              --               --             21,747             --             21,747
Shares cancelled                               (64)              (6)          (1,833)           1,839             --
Settlement of put warrants                    --               --            104,438             --            104,438
Unearned stock compensation                   --               --               --              3,821            3,821
Cumulative translation adjustment             --               --               --              8,444            8,444
Distributions to shareholders                 --               --               --                (65)             (65)
WordPerfect fiscal year conversion            --               --               --            (39,856)         (39,856)
Net income                                    --               --               --            206,731          206,731
----------------------------------------------------------------------------------------------------------------------
BALANCE -- OCT. 29, 1994                   364,355          $36,436        $ 645,419       $  805,132       $1,486,987

Stock issued from stock plans                7,315              732           68,459           (4,909)          64,282
Stock plans' income tax benefits              --               --             25,128             --             25,128
Shares cancelled                              (103)             (11)          (1,525)           1,451              (85)
Unrealized gain on investments                --               --               --             23,427           23,427
Unearned stock compensation                   --               --               --              5,506            5,506
Cumulative translation adjustment             --               --               --             (5,288)          (5,288)
Net income                                    --               --               --            338,305          338,305
----------------------------------------------------------------------------------------------------------------------
BALANCE -- OCT. 28, 1995                   371,567          $37,157        $ 737,481       $1,163,624       $1,938,262
======================================================================================================================

See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                              DOLLARS IN THOUSANDS


FISCAL YEAR ENDED                                             Oct. 28         Oct. 29          Oct. 30
                                                               1995             1994             1993
--------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                  $  338,305        $ 206,731        $  40,720
ADJUSTMENTS TO RECONCILE NET INCOME TO NET
CASH PROVIDED (USED) BY OPERATING ACTIVITIES
   Write-off of purchased research and development                --            129,389          314,501
   Depreciation and amortization                                94,190           86,379           75,425
   WordPerfect fiscal year conversion                             --            (39,856)            --
   Stock plans' income tax benefits                             25,128           21,747           45,660
   (Increase) decrease in receivables                          (79,095)           3,992          (76,018)
   Decrease (increase) in inventories                            9,196           (2,388)          (3,237)
   Decrease (increase) in prepaids                              18,748          (29,248)         (13,298)
   Decrease (increase) in deferred income taxes                 45,228          (70,294)         (53,796)
   (Decrease) increase in current liabilities, net              (1,775)          73,487           67,519
--------------------------------------------------------------------------------------------------------

Net cash provided by operating activities                      449,925          379,939          397,476
--------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of common stock, net                                64,197           35,701           40,990
   Repurchases of common stock                                    --               --           (230,758)
   Distributions to shareholders                                  --                (65)         (23,889)
   Repayment of debt                                              --           (118,901)          (5,896)
   Other                                                          --             24,531           13,350
--------------------------------------------------------------------------------------------------------

Net cash provided (used) by financing activities                64,197          (58,734)        (206,203)
--------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Expenditures for property, plant, and equipment             (84,454)         (73,488)        (110,256)
   (Increase) in short-term investments                       (352,257)        (297,782)         (39,915)
   Cash received from acquisitions                                --               --             37,242
   Cash paid for acquisitions                                     --           (110,000)         (35,500)
   Other                                                         6,327            4,895           (5,750)
--------------------------------------------------------------------------------------------------------

Net cash used by investing activities                         (430,384)        (476,375)        (154,179)
--------------------------------------------------------------------------------------------------------

Total increase (decrease) in cash and cash equivalents      $   83,738        $(155,170)       $  37,094
Cash and cash equivalents -- beginning of period               228,426          383,596          346,502
--------------------------------------------------------------------------------------------------------

Cash and cash equivalents -- end of period                     312,164          228,426          383,596
Short-term investments -- end of period                      1,009,067          633,383          335,601
--------------------------------------------------------------------------------------------------------

Cash and short-term investments -- end of period            $1,321,231        $ 861,809        $ 719,197
========================================================================================================

See notes to consolidated financial statements.

A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

     The following summarizes the significant accounting policies of the
Company:

- The Company considers all highly liquid debt instruments purchased with a term to maturity of three months or less to be cash equivalents. Short-term investments are widely diversified, consisting primarily of short-term investment grade securities, substantially all of which either mature within the next twelve months or have characteristics of short-term investments. All marketable debt and equity securities are included in cash and short-term investments and are considered available-for-sale and carried at fair market value, with the unrealized gains and losses, net of tax, included in shareholders' equity. Such securities are anticipated to be used for current operations and are therefore classified as current assets, even though some maturities may extend beyond one year.

- Accounts receivable include geographically dispersed distributors, resellers, and OEM customers. No collateral is required. Reserves are provided for product exchanges and bad debts.

- Inventories are stated at the lower of cost (first-in, first-out method) or market.

- Plant and equipment are carried at cost less accumulated depreciation and amortization.

- Provision for depreciation and amortization is computed on the straight-line method over the estimated useful lives of the assets, or lease term if shorter, and are as follows:

Asset Classification                            Useful Lives
------------------------------------------------------------
Buildings                                           30 years
Furniture and equipment                            3-5 years
Leasehold improvements and other                   3-7 years
Intangible assets                                 3-15 years

- Assets and liabilities of the Company's wholly owned subsidiaries, denominated in the local currency of the subsidiary, are remeasured into U.S. dollars (the functional currency) at year-end exchange rates except for equipment and leasehold improvements, which are remeasured at average rates of exchange prevailing when acquired. Income and expense items are remeasured at average rates of exchange prevailing during the year, except that depreciation is remeasured at historical rates. These remeasurement gains and losses are included in net income in the period incurred.

- For the Company's Japanese and Indian subsidiaries, the functional currency has been determined to be the local currency, and therefore assets and liabilities are translated at year-end exchange rates and income statement items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded in shareholders' equity.

- Revenue on product sales is recognized upon shipment. Certain sales require continuing service, support, and performance by the Company, and accordingly a portion of the revenue is deferred until the future service, support, and performance are provided. Reserves for sales returns and allowances are recorded in the same period as the related revenues.

- Product development costs are expensed as incurred. Application of Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," has not had any material effect on the consolidated financial statements.

- Net income per share is computed using the weighted average number of common shares outstanding during each year, including common stock equivalents (unless antidilutive). Common stock equivalents consist of outstanding stock options.

- Required adoption of the American Institute of Certified Public Accountants Statement of Position 94-6, "Disclosure of Certain Significant Risks and Uncertainties," in fiscal 1996 is not expected to have a material impact on the consolidated financial statements of the Company.

- Required adoption of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," effective for the Company during the first fiscal quarter of 1997, is not expected to have a material impact on the consolidated financial statements of the Company.

- The Company intends to adopt Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," effective for the Company during the first fiscal quarter of 1997. The Company has chosen to disclose the impact of stock-based compensation in its footnotes and will not include such impact on its recorded earnings.

     Certain reclassifications, none of which affected net income, have been made to the prior years' amounts in order to conform to the current year's presentation.

B.  MERGERS, ACQUISITIONS, AND STRATEGIC INVESTMENTS

In June 1994, the Company completed a merger with WordPerfect Corporation (WordPerfect) whereby WordPerfect was merged directly into Novell. Approximately 51 million shares of Novell common stock were exchanged for all of the outstanding common stock of WordPerfect. In addition, outstanding employee stock options to purchase WordPerfect common stock were converted into options to purchase approximately 8 million shares of Novell common stock. The transaction was accounted for as a pooling of interests and therefore all prior period financial statements presented have been restated as if the merger took place at the beginning of such periods.

     WordPerfect had a calendar year and, accordingly, the WordPerfect statement of income for the year ended December 31, 1993 has been combined with the Novell statement of income for the fiscal year ended October 30, 1993. In order to conform WordPerfect's year end to Novell's fiscal year end, the consolidated statement of income for fiscal 1994 includes two months (November and December
1993) for WordPerfect which are also included in the consolidated statement of income for the fiscal year ended October 30, 1993. Accordingly, an adjustment has been made in fiscal 1994 to retained earnings for the duplication of net income of $40 million for such two-month period. Other results of operations for such two-month period of WordPerfect include net sales of $137 million, income before taxes of $35 million, and income tax benefits of $5 million.

     Additionally, in June 1994, the Company acquired from Borland International, Inc. (Borland) its Quattro Pro spreadsheet product line for $110 million of cash and assumed liabilities of $10 million, and purchased a three-year license to reproduce and distribute up to one million copies of current and future versions of Borland's Paradox relational database product for $35 million of cash. The transaction was accounted for as a purchase and, on this basis, resulted in a one-time write-off of $114 million for purchased research and development.

     In June 1993, the Company acquired UNIX System Laboratories, Inc. (USL) by issuing approximately 11 million shares of Novell common stock valued at $322 million in exchange for all of the outstanding stock of USL not previously owned by Novell and assumed liabilities of $9 million. The transaction was accounted for as a purchase and, on this basis, a one-time write-off of $269 million for purchased research and development was incurred.

C.  CASH AND SHORT-TERM INVESTMENTS

                                                                              Fair Market
                                           Cost at         Gross       Gross     Value at       Cost at
                                           Oct. 28    Unrealized  Unrealized      Oct. 28       Oct. 29
(Dollars in thousands)                        1995         Gains      Losses         1995          1994
-------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
   Cash                                 $  152,930        $  --       $--     $  152,930       $101,331
   Repurchase agreements                    23,794           --        --         23,794         19,309
   Tax exempt money market fund             63,065           --        --         63,065         29,394
   Taxable money market investments           --             --        --           --           13,357
   Municipal securities                     72,375           --        --         72,375         65,035
-------------------------------------------------------------------------------------------------------
Cash and cash equivalents               $  312,164        $  --       $--     $  312,164       $228,426
-------------------------------------------------------------------------------------------------------
SHORT-TERM INVESTMENTS
   Municipal securities                 $  375,491        $ 3,220     $--     $  378,711       $201,491
   Money market mutual funds                38,475           --        --         38,475        104,388
   Money market preferreds                 442,500            176      --        442,676        306,700
   Mutual funds                             91,423             30      --         91,453         13,017
   Equity securities                        23,055         34,697      --         57,752          7,787
-------------------------------------------------------------------------------------------------------
Short-term investments                  $  970,944        $38,123     $--     $1,009,067       $633,383
-------------------------------------------------------------------------------------------------------
Cash and short-term investments         $1,283,108        $38,123     $--     $1,321,231       $861,809
=======================================================================================================

Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," was adopted in the first quarter of fiscal 1995, resulting in unrealized gains of $23 million, net of deferred taxes, as of the end of fiscal 1995.

     The Company realized gains on the sales of securities of $7 million, $7 million, and $4 million in fiscal 1995, 1994, and 1993, respectively. In fiscal 1994, the Company realized losses on the sales of securities of $2 million.

     During fiscal 1993, the Company distributed cash of $24 million and issued notes payable of $75 million to the shareholders of WordPerfect. In fiscal 1994, after the merger with Novell was completed, the notes payable to the shareholders of WordPerfect were paid off.

D.  PROPERTY, PLANT, AND EQUIPMENT

                                          Oct. 28        Oct. 29
(Dollars in thousands)                       1995           1994
----------------------------------------------------------------
Buildings and land                      $ 214,218      $ 232,225
Furniture and equipment                   403,177        425,118
Leasehold improvements and other           66,127         44,159
----------------------------------------------------------------
Property, plant, and equipment
     at cost                              683,522        701,502
Accumulated depreciation                 (293,070)      (306,820)
----------------------------------------------------------------
Property, plant, and equipment, net     $ 390,452      $ 394,682
================================================================

E.  INCOME TAXES

Novell, Inc. adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," effective October 31, 1993 for fiscal year 1994. WordPerfect adopted the provisions of SFAS No. 109 effective January 1, 1993 for calendar year 1993. Because the two companies adopted the change in accounting methods in different years, the October 30, 1993 year reflects SFAS No. 109 for WordPerfect and APB 11 for Novell, Inc. Adoption of SFAS No. 109 had no material impact on the financial statements of the Company. As permitted under the new rules, prior years' financial statements have not been restated. Prior to the adoption of SFAS No. 109, income tax expense for both companies was determined using the deferred method (APB 11).

     Prior to September 30, 1993, WordPerfect and related affiliates elected to be taxed as S corporations whereby the income tax effects accrued directly to the shareholders. On September 30, 1993, the WordPerfect and related domestic affiliates terminated their S corporation elections. On December 31, 1993, the WordPerfect related foreign affiliates terminated their S corporation elections. As a result, deferred income taxes under the provisions of SFAS No. 109 were established on the dates the S corporation elections were terminated.

     As of October 28, 1995, the Company has net operating loss carryforwards from acquired companies of approximately $27 million that expire in years 1999 through 2008. Subject to certain annual limitations, these losses can be used to offset the future taxable income of these businesses. A valuation allowance of approximately $9 million has been recognized to offset the deferred tax assets related to those carryforwards.

FISCAL YEAR ENDED                                                     Oct. 28         Oct. 29         Oct. 30
(Dollars in thousands)                                                   1995            1994            1993
-------------------------------------------------------------------------------------------------------------
TAXES ON INCOME
Current
   Federal                                                          $  85,344        $132,543        $109,954
   State                                                               20,829          21,344          19,158
   Foreign                                                             36,048          22,362          22,121
-------------------------------------------------------------------------------------------------------------
      Total current                                                   142,221         176,249         151,233
-------------------------------------------------------------------------------------------------------------

Deferred
   Federal                                                             24,382         (55,788)          5,461
   State                                                                4,423         (10,510)          1,631
   Foreign                                                               (602)         (3,751)         (2,295)
   Change in tax status                                                  --           (15,548)        (58,593)
-------------------------------------------------------------------------------------------------------------
      Total deferred                                                   28,203         (85,597)        (53,796)
-------------------------------------------------------------------------------------------------------------
      Total taxes on income                                         $ 170,424        $ 90,652        $ 97,437
=============================================================================================================
DIFFERENCES BETWEEN THE U.S. STATUTORY AND EFFECTIVE TAX RATES
   U.S. statutory rate                                                   35.0%           35.0%           35.0%
   State income taxes, net of federal tax effect                          3.2             3.5             3.5
   Research and development tax credits                                  (1.6)           (2.6)           (2.4)
   FSC benefit                                                           (0.7)           (2.1)           (1.5)
   Tax exempt income                                                     (2.0)           (2.0)           (1.3)
   Other, net                                                            (0.4)            2.2             1.4
-------------------------------------------------------------------------------------------------------------
      Subtotal                                                           33.5            34.0            34.7
   Change in tax status                                                  --              (5.2)          (42.4)
   Non-deductible charge for purchased research and development          --               1.7            78.2
-------------------------------------------------------------------------------------------------------------
   Effective tax rate                                                    33.5%           30.5%           70.5%
=============================================================================================================

DOMESTIC AND FOREIGN COMPONENTS OF INCOME BEFORE TAXES
   Domestic                                                         $ 450,094        $312,563        $122,664
   Foreign                                                             58,635         (15,180)         15,493
-------------------------------------------------------------------------------------------------------------
   Total income before taxes                                        $ 508,729        $297,383        $138,157
=============================================================================================================

   Cash paid for income taxes                                       $ 162,020        $115,016        $ 86,306
=============================================================================================================

DEFERRED INCOME TAXES
-------------------------------------------------------------------------------------------------------------
Deferred tax assets
   Receivable valuation accounts                                    $ 20,869         $ 33,076
   Restructuring provision                                             8,428           17,031
   Acquired intangibles                                               29,746           31,435
   Reserves and accruals                                              25,310           35,877
   Foreign earnings                                                   12,136            3,626
   Other individually immaterial items                                25,259           31,236
-------------------------------------------------------------------------------------------------------------
                                                                     121,748          152,281

   Valuation allowance for deferred tax assets                        (9,018)          (9,018)
-------------------------------------------------------------------------------------------------------------
                                                                     112,730          143,263

Deferred tax liabilities
   UNREALIZED GAIN ON INVESTMENTS                                    (14,695)            --
-------------------------------------------------------------------------------------------------------------
   NET DEFERRED TAX ASSETS                                          $ 98,035         $143,263
=============================================================================================================

F.  COMMITMENTS AND CONTINGENCIES

Rent expense for operating and month-to-month leases was $32 million, $34 million, and $31 million in fiscal 1995, 1994, and 1993, respectively.

     As of October 28, 1995, the Company has various operating leases with remaining terms of more than one year. These leases have minimum annual lease commitments of $35 million in fiscal 1996, $28 million in fiscal 1997, $17 million in fiscal 1998, $14 million in fiscal 1999, $12 million in fiscal 2000, and $45 million thereafter.

     The Company currently has a $10 million unsecured revolving bank line of credit, with interest at the prime rate. The line can be used for either letter of credit or working capital purposes. The line is subject to the terms of a loan agreement containing financial covenants and restrictions, none of which are expected to significantly affect the Company's operations. At October 28, 1995, there were no borrowings, letter of credit acceptances, or commitments under such line.

     The Company has an additional $10 million credit facility with another bank which is not subject to a loan agreement. At October 28, 1995, standby letters of credit of $100,000 were outstanding under this agreement.

     In December 1991, Roger Billings and his International Academy of Science (Academy), filed suit against Novell alleging that the Company infringes on a patent allegedly owned by the Academy. In June 1994, Novell filed a petition with the U.S. Patent and Trademark Office (Patent Office) requesting it invalidate the patent. In August 1994, the Patent Office granted Novell's request for re-examination of the patent, finding a "substantial new question of patentability." Also, in August 1994, the trial court issued a ruling, which among other things, vacated the trial date which had been previously set in the action. In June 1995, the Patent Office, upon re-examination, overturned the Academy patent, stating that there was no patentable subject matter. In December 1995, the Academy filed a petition with the Patent Office seeking to amend its patent. The Company believes that the ultimate resolution of this legal proceeding will not have a material adverse effect on its financial position, results of operations, or cash flows.

     The Company is a party to a number of additional legal claims arising in the ordinary course of business. The Company believes the ultimate resolution of the claims will not have a material adverse effect on its financial position, results of operations, or cash flows.

G.  SHAREHOLDERS' EQUITY

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

     The Company has 500,000 authorized shares of preferred stock with a par value of $.10 per share, none of which was outstanding at October 28, 1995 or October 29, 1994.

     In March 1993, shareholders approved the Novell 1991 Stock Plan as amended with an affirmative vote of 69% of the shares voted. During fiscal 1994, the Company completed the acquisition of WordPerfect Corporation and thereby assumed 8 million stock options related to its respective stock option plan. Under all Company stock option plans, 98 million shares of common stock have been reserved for issuance of stock options, 47 million shares have been exercised, 41 million shares are outstanding, 8 million shares are available for future grants, and 2 million shares have expired.

     The shares reserved for issuance are increased each November 1st through November 1, 1998, based on a calculation of 2.9% of total common stock outstanding at previous fiscal year end. Generally, grants to date have been nonqualified stock options granted at fair market value on the date of grant for a term of seven or ten years and are exercisable 25% per year beginning one year from the date of grant. The Company also has a stock option plan for nonemployee directors, under which 800,000 shares have been reserved for issuance of nonqualified stock options. The following table is a summary of activity for the Company's stock option plans and has been restated to include the WordPerfect stock options for all periods presented.

                                                                      Oct. 28            Oct. 29            Oct. 30
                                                                         1995               1994               1993
-------------------------------------------------------------------------------------------------------------------
OPTIONS OUTSTANDING
Beginning balance                                                  39,109,706         37,282,781         29,443,827
Options granted                                                    12,575,366         20,602,634         14,730,714
Options exercised                                                  (5,834,579)        (4,036,142)        (5,183,180)
Options cancelled                                                  (4,569,581)       (14,739,567)        (1,708,580)
-------------------------------------------------------------------------------------------------------------------
Ending balance                                                     41,280,912         39,109,706         37,282,781
===================================================================================================================

EXCHANGE PROGRAM (INCLUDED ABOVE)
Options cancelled                                                        --           11,149,199               --
Options regranted                                                        --            7,430,961               --
Restricted stock grant (included above)
Options granted                                                        50,000            306,500               --
Option price data
Grant price range                                                $.10 - 21.50       $.10 - 21.13       $.61 - 31.25
Weighted average grant price                                     $      19.14       $      15.79       $      24.50
Exercise price range                                             $.10 - 21.25       $.10 - 25.00       $.17 - 28.75
Weighted average exercise price                                  $       7.41       $       5.18       $       4.76
Cancelled price range                                            $.61 - 29.00       $.61 - 29.00       $1.87 -29.00
Weighted average cancelled price                                 $      18.19       $      25.70       $      20.69
Weighted average outstanding price                               $      15.24       $      13.25       $      15.85

OPTION TERMS
Percentage vesting per year                                                25%                25%                25%
Maximum term                                                    7 or 10 years      7 or 10 years      7 or 10 years
Percentage granted at fair market value on date of grant                   99%                99%               100%

AS OF YEAR END
Options exercisable                                                17,418,497         15,863,911          8,965,246
Options available for future grants                                 8,009,685          5,476,318          4,014,599
Other information
Shares of common stock outstanding at year end                    371,567,158        364,354,887        359,431,077
Annual option reserve increase based on evergreen provision        10,566,291          8,933,478               --
Options granted as a percentage of outstanding common stock,
     net of cancellations                                                 2.2%               1.6%               3.6%
Option holders as a percentage of total employees                         100%               100%                37%

In 1994, the Company implemented a stock option exchange program whereby option holders could exchange higher priced options for new options on a two new shares for three old shares ratio. All option holders except for directors and officers were permitted to participate in the program. The Novell, Inc. 1989 Employee Stock Purchase Plan (Purchase Plan) permits eligible employees to purchase shares of common stock through payroll deductions at lower of 85% of fair market value at the beginning or end of each six-month offering period. On April 12, 1995, shareholders approved an amendment to increase the reserve by 4 million shares. As of October 28, 1995, 5 million shares have been issued under the Purchase Plan.

H.  RESTRUCTURING CHARGES

During the fourth quarter of fiscal 1994, the Company incurred a restructuring charge of $51 million. In September 1994, the Company formulated a plan whereby duplicate facilities, excess personnel, and products to be discontinued were identified. The restructuring charge included $26 million related to redundant or excess facilities and equipment costs which are being closed or abandoned. Operating expenses related to such facilities and equipment up to the time of closure or abandonment were not included in the restructuring charge. Additionally, $16 million of the restructuring charge related to employee severance costs for approximately 1,100 employees who have been terminated. The charge did not include salaries and wages paid to such employees up to their termination date, nor does it include any expenses related to an additional 650 employees who were transferred to third parties to perform outsourced functions. The remaining $9 million of the restructuring charge related to products which have been eliminated from the Company's product lines. Savings from this restructuring plan were approximately $50 million in fiscal 1995. Of the original reserve, approximately $10 million remained at the end of fiscal 1995 related to a lease obligation.

     In the third quarter of fiscal 1993 a restructuring charge of $42 million was incurred, most of which related to a reduction in force and facilities at WordPerfect. None of the original liability remained at the end of fiscal 1995.

I.  OTHER NONRECURRING CHARGES

In fiscal 1994 and 1993, the Company incurred other nonrecurring charges, primarily related to the write-off of purchased research and development in connection with acquisitions. In fiscal 1994 the charges related primarily to the write-off of $114 million of tax deductible purchased research and development in connection with the acquisition of the Quattro Pro spreadsheet product line from Borland. During the first quarter of fiscal 1994, the Company also wrote off $15 million of non-tax deductible purchased research and development in connection with the acquisition of SoftSolutions Technology Corporation. The remaining $10 million of nonrecurring charges in fiscal 1994 related primarily to one-time expenses incurred to align the Novell and WordPerfect employee benefit plans.

     In fiscal 1993, the Company wrote off $315 million of non-tax deductible purchased research and development in connection with the acquisitions of USL, Serius Corporation, and Fluent, Inc.

J.  EMPLOYEE SAVINGS AND RETIREMENT PLAN

The Company adopted a 401(k) savings and retirement plan in December 1986. The plan covers all employees who are 21 years of age or older who are scheduled to complete 1,000 hours of service during any consecutive twelve-month period. Prior to January 1, 1995, the Company's retirement and savings plan contribution has been a 50% matching contribution for employee contributions up to 6% of each employee's compensation. On January 1, 1995, the Company's retirement and savings plan contribution was changed to be a 100% matching contribution for employee contributions up to 4% of each employee's compensation. Company matching contributions were $17 million, $15 million, and $12 million in fiscal 1995, 1994, and 1993, respectively.

K.  RELATED PARTY TRANSACTIONS

In fiscal 1995, 1994, and 1993, legal fees of approximately $2 million per year were paid to Wilson, Sonsini, Goodrich & Rosati, a law firm in which a director of the Company is a senior partner.

L.  INTERNATIONAL SALES

The Company markets internationally through distributors who sell to dealers and end users. In fiscal 1995, 1994, and 1993, sales to international customers were approximately $960 million, $861 million, and $783 million, respectively. In fiscal 1995, 1994, and 1993, international sales to European countries were 56%, 58%, and 60%, respectively. No one foreign country accounted for more than 10% of total sales in any period. In fiscal 1995 and 1994, the Company had one multinational distributor, which accounted for 15% and 12% of revenue, respectively. The Company had two multinational distributors, which accounted for 15% and 11% of revenue in fiscal 1993. Otherwise, no customer accounted for more than 10% of revenue in any period.

M.  PRO FORMA DATA

If WordPerfect had been a C corporation for all periods presented, fiscal 1994 would have had income tax expense of $106 million, net income of $191 million, and net income per share of $.52. Fiscal 1993 would have had income tax expense of $151 million, a net loss of $13 million, and a net loss per share of $.04.

N.  SUBSEQUENT EVENTS

On October 30, 1995, the Company announced its intention to sell its personal productivity applications product line. Novell's personal productivity applications product line was acquired in the WordPerfect and Quattro Pro transactions. Certain other acquired product lines such as GroupWise are not being sold. The Company is actively negotiating with several parties regarding the sale of the personal productivity applications product line and anticipates that it will announce a sale in early 1996.

     On December 6, 1995, Novell completed the sale of its UnixWare product line to the Santa Cruz Operation, Inc. (SCO). The Company expects to report a gain on this transaction in the first quarter of fiscal 1996. Under the agreement, Novell received approximately 6.1 million shares of SCO common stock, resulting in an ownership position of approximately 17% of the outstanding SCO common stock. The agreement also calls for Novell to receive a revenue stream from SCO based on revenue performance of the purchased UnixWare product line. This revenue stream is not to exceed $84 million net present value, and will end by the year 2002. In addition, Novell will continue to receive revenue from existing licenses for older versions of UNIX System source code.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


THE BOARD OF DIRECTORS AND SHAREHOLDERS
NOVELL, INC.

We have audited the accompanying consolidated balance sheets of Novell, Inc. as of October 28, 1995 and October 29, 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended October 28, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of WordPerfect Corporation, which statements reflect total revenues constituting 39% in 1993 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, as it relates to data included for WordPerfect Corporation, is based solely on the report of other auditors.

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

     In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Novell, Inc. at October 28, 1995 and October 29, 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 28, 1995, in conformity with generally accepted accounting principles.

                                                       /s/ ERNST & YOUNG LLP
                                                       --------------------
                                                       ERNST & YOUNG LLP

                                             San Jose, California
                                             December 12, 1995

           SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)
                  DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA



                                       FIRST           SECOND        THIRD          FOURTH          FISCAL
                                      QUARTER         QUARTER       QUARTER         QUARTER          YEAR
                                      -------         -------       -------         -------         ------
FISCAL 1995
Net sales                             $493,225      $529,508        $537,922       $480,519         $2,041,174
Gross profit                           376,350       405,053         412,322        358,116          1,551,841
Income before taxes                    122,585       144,162         153,332         88,650            508,729
Net income                              81,519        95,868         101,966         58,952            338,305
Net income per share                       .22           .26             .27            .16                .90

COMMON STOCK PRICE PER SHARE
High                                        20 7/8        22 1/4          23 1/4         21 3/4             23 1/4
Low                                         15 3/4        17 5/8          17 7/8         13 3/4             13 3/4

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

COMMON STOCK PRICE PER SHARE
High                                        25 5/8        26 1/4          19 1/2         17 15/32           26 1/4
Low                                         19 1/4        15              14             13 3/4             13 3/4

FISCAL 1993
Net sales                             $432,324      $454,998        $433,872       509,217          $1,830,411
Gross profit                           340,995       362,946         332,410       391,458           1,427,809
Income (loss) before taxes             137,766       140,384        (272,532)      132,539             138,157
Net income (loss)                       97,420        97,938        (257,421)      102,783              40,720
Net income (loss) per share                .27           .27            (.69)          .28                 .11

COMMON STOCK PRICE PER SHARE
High                                        33 1/2        35 1/4          33 1/2        23 1/4              35 1/4
Low                                         23 3/4        25 3/4          17 5/8        17                  17


Novell's common stock trades in the over-the counter market under the NASDAQ symbol "NOVL."

The dividends have been declared on the Company's common stock. There were 13,286 shareholders of record at December 31, 1995.