Form 10-K, Exhibit 13
period 1996-10-26
NOVELL INC
filed 1997-01-24
CIK 758004

             //every.network/every.file/every.resource/every.person/

                                                        NOVELL(R)
                                                        1996 Annual Report

                                 www.novell.com

Networks have become the primary information asset in business. The value of information resources is shifting from individual applications, operating systems, and files to how they are collectively distributed and accessed across networks. As the largest provider of software for network services, Novell(R) offers network solutions that enable businesses to protect and expand their investments in information resources in an increasingly networked world.

To Our Shareholders


         For Novell, fiscal year 1996 was a year of tough choices, decisive action, and profound internal changes in the context of a rapidly changing industry. Our overriding objective throughout the year has been to turn Novell around and reclaim recognition for our leadership in network software.


         Five priorities have guided our efforts to re-energize the company:

         -        Increase revenue growth

         -        Refocus our efforts around customer segments

         -        Become more competitive

         -        Remain profitable

         -        Increase shareholder value

     During the year, we made choices to achieve these objectives effectively and rapidly. Although work remains to complete our transition, we have made solid progress in 1996.

     Among the positive changes at Novell were our focus on the company's core networking competency and the sale of businesses that didn't fit our ongoing strategy. We shifted product lines to take advantage of new market opportunities spurred by the exploding Internet and intranet markets. We implemented the largest marketing campaign in Novell's history to launch new products and increase brand visibility. We accelerated the pace of internal operations to make Novell more competitive. And, we are driving aggressively to translate Novell's vision, strategy, and execution into tangible value outside the company.

     Other aspects of Novell have not changed. We remained at the center of a $20 billion a year network "economy" of partners, resellers, integrators, and customers. We continued to invest 17 cents of every dollar -- $276 million in fiscal 1996 -- exclusively on the development of network software solutions. And, our base of nodes, or connections, continues to grow, approaching 60 million by year end.

     In 1996, we delivered more and better products -- all intranet focused -- than at any time in our history. IntranetWare,(TM) a full-service intranet platform that includes Web server, browser, and publishing tools as well as all the functionality of NetWare(R) 4.11, allows customers to meet their evolving needs for Internet/intranet access, while preserving their existing network investment. We believe that IntranetWare will be an effective host for platform-independent applications developed in Java,* Sun Microsystems' development language for Internet/intranet solutions. GroupWise 5,(TM) the leading E-mail Internet application, supports popular Web browsers on all the major platforms, stores Internet addresses in its Universal Mailbox, and links directly from those addresses to a referenced home page. ManageWise(R) 2.1 network management software enables system administrators to manage IntranetWare and Windows NT* servers and desktop environments to maintain optimum network performance.

CUSTOMER DIRECTIONS

The commercialization of the Internet is having a profound effect on Novell's business. Customers are seamlessly integrating their local area networks and wide area networks with the Internet, moving beyond isolated private networks. As organizations of every size and type establish their World Wide Web presence, PCs have changed from computing devices to communication hubs, and Web browsers and E-mail are becoming ubiquitous. Customers are rapidly developing intranets -- corporate networks based on Internet technology and open standards -- to empower employees to access information, applications, data bases, and other internal resources.

     We envision an even greater future convergence of today's early-stage corporate intranets with the world of traditional corporate networks. The full-service intranet of tomorrow will connect to an enterprise's proprietary data bases for instant, but controlled, internal access to mission-critical information. For rapid information flow beyond an organization's border, non-proprietary intranet information will be accessible to the company's universe of customers, partners, and suppliers.

                                       1.

[PHOTO] Joseph A. Marengi and John A. Young

     These industry forces play to Novell's strengths. They make Novell even more central to enabling its customers' network solutions. For network administrators and users, the increasing complexity of interconnected networks underscores the value of a directory service. The best weapon against network gridlock, a directory manages and provides secure access to all network resources -- people, printers, fax servers, Web servers, files, applications, data bases, routers, Internet gateways, and more. As intranets connect first to the Internet and, soon, to each other, security measures to prevent unauthorized network access and message interception have surfaced as a major concern of network managers. These trends are driving explosive growth of the intranet software market, expected to reach $10 billion by the year 2000. Above all, they demonstrate the potential for revenue growth in Novell's area of expertise -- network software solutions.

BUSINESS DIRECTIONS

Novell Directory Services(TM) (NDS(TM)) is a key part of Novell's ongoing strategy for building profitable revenue from the commercialization of the Internet. With more than 17 million users and a significant technological advantage, NDS is already the directory of choice for the world's largest business networks. Based on the X.500 open standard, NDS provides full support for leading Internet protocols, including the Lightweight Directory Access Protocol (LDAP) -- an emerging directory standard.

     Today, we are leveraging these strengths to establish NDS as the de facto industry standard for all server platforms, corporate intranets, and the Internet. In 1997 we will distribute single-server NDS royalty-free to major providers of UNIX* servers and Microsoft's Windows NT operating system. Our agreements to make single-server NDS available on UNIX platforms from Hewlett-Packard, IBM, The Santa Cruz Operation, and Sun Microsystems advance this objective, and other server vendors are expected to follow.

     Mass adoption of NDS across all server platforms is designed to seed the market for Novell and its partners to provide value-added network services software that uses the directory as a foundation. These network services include server replication for scalability, messaging and collaboration, network management, security, Web, and advanced file and print -- capabilities developed and refined for our flagship IntranetWare(TM)/NetWare(R) operating system and complementary products.

     In 1997, Novell will deliver powerful, new network services that customers need to access information quickly and confidentially on business intranets and the Internet. Novell's proxy caching technology stores frequently used Web pages on a local area network server so that users spend less time waiting for Internet information to be delivered. By avoiding the constant reloading of Web pages from the Internet, proxy caching greatly reduces network traffic and delivers approximately two and a half times as much throughput over the same physical connection in a typical environment.

                                       2.

In addition, Novell's new security service supports two-way access between corporate intranets and the Internet, while protecting sensitive internal information from unauthorized penetration. This technology lets internal users take advantage of the Internet's wealth of information and allows approved users outside the company to access specified intranet resources.

     We believe that our server business will be indirectly supported by the growth of network services software for Windows NT and UNIX servers. Although IntranetWare and NetWare are sold based on performance, reliability, and manageability, the broad availability of NDS and network services gives us heightened visibility in the Internet/intranet market.

FINANCIAL RESULTS

Novell's underlying financial model has remained sound despite the tough measures implemented during the year to turn the company around. We remained profitable for the year, generating revenue of $1.4 billion and after tax earnings of $126 million or $0.35 per share. We finished 1996 with $1 billion of cash and short-term investments, and no debt, even with spending $456 million during the year to repurchase and retire 33 million shares of our stock.

     After selling our personal productivity applications and UnixWare* product lines and dramatically reducing the channel inventory held by our distributors during the first half of the year, we established a profitable financial baseline in the third quarter of fiscal 1996. Fourth quarter revenue of $384 million increased $19 million sequentially over the third quarter. And our key brands -- IntranetWare, NetWare, GroupWise,(TM) and ManageWise -- were refreshed with new product releases during the quarter.

     Comparisons of 1996 financial results with earlier years are not meaningful due to the product line divestitures and the reduction of channel inventory. The impact of these actions reduced comparative revenue by over $0.5 billion for the year, although positioning us as a stronger company.

     Profitable revenue growth, the clearest indicator of vitality in our core business and an important sign of the company's inherent health, is our objective throughout fiscal 1997. We believe this goal is achievable based on our market position, current product offerings, and new network solutions under development for midyear release.

THE FUTURE OF NOVELL

There are those who did not think Novell would defend against competitive encroachment in its traditional core market. But we are acting, and we are doing so decisively and boldly. There are those who have been predicting Novell's demise, some recently, some in the 1980s. But we have stayed the course as the world leader of network software and, today, we are more committed to success than ever. There is a fresh entrepreneurial spirit at Novell driving our actions to capture a significant share of the Internet/intranet software market. In fiscal 1997, we will harness that energy to complete our turnaround, build on our momentum, and direct our actions to:

-        Drive adoption of NDS as the de facto industry standard directory

- Lead in new categories of Internet/intranet related products that we define

-        Reorient existing products to the Internet/intranet market

- Invest selectively in services and technologies that are synergistic with the company's network software business, and

-        Continue to foster a culture of urgency


These tactics will make Novell stronger and more competitive. Overall, we are confident about Novell's future and our ability to gain full credit for all that we have accomplished thus far and all that we will do in fiscal 1997.

/s/Joseph A. Marengi
--------------------
Joseph A. Marengi
PRESIDENT AND CHIEF OPERATING OFFICER


/s/John A. Young
----------------
John A. Young
CHAIRMAN OF THE BOARD




December 23, 1996



                                       3.

[GRAPHIC]

(1)

From IntranetWare(TM) servers, through GroupWise(TM) messaging and COLLABORATION SOLUTIONS, to Novell(R) Directory Services(TM) (NDS(TM)) and other distributed services--Novell solutions for the Internet and intranets integrate all the resources of a company's network. Novell software supports the different computers, server types, information resources, and geographies connected by the network. Novell provides distributed information solutions that are highly secure, scalable, manageable, fast, and most importantly, reliable. Novell protects user investments in information systems by creating solutions for the mix of heterogeneous computing resources in a networked world. 1

                                //EVERY.NETWORK/

                                      (2)

                  Novell's flagship INTRANETWARE is the logical evolution of
                                    NetWare(R) software from a network operating system to a full-service, standards-based intranet solution. IntranetWare combines the world's best networking engine--NetWare 4(TM)--with the network services users need most: integrated messaging, file, print, scalable management, directory, Internet and World Wide Web connectivity, Web publishing, and more. Novell provides an Internet standard infrastructure that lets users fully participate in the networked economy.

Novell became the world leader in network software by recognizing that networks are inherently collections of different computers, (1) and that the value of the network is in the ease with which users can access information. (2) Internet standards and technologies take this value proposition to new levels (3) by significantly expanding the scope of information resources that the network can deliver to users where and when needed. (4) In 1996, Novell oriented all of its products to the Internet and business intranets.

         (3) In an Internet world, a network's value is in the resources it connects and delivers. The significance of NDS is that it enables diverse, RESOURCE-RICH networks to be securely connected, managed, and accessed. Using Novell's directory services, system managers define and maintain relationships among users, information resources, files, systems, and devices across varied network locations. NDS allows them to consider their whole network as a single asset.

         (4) Intranets bring the Internet's model of easy World Wide Web file ACCESS to business networks. They allow users to easily discover and access information resources. With NDS as a de facto standard for security, discovery, access, and management of network resources, customers are able to connect their intranets to each other--as extranets-- and do business securely over the Internet.

                                       5.

[GRAPHIC]

          (5)

NDS, a highly scalable directory, provides the security and content management underpinnings for intranet and extranet connections across the Internet. In 1997, NDS will allow FILES and directory information to be securely replicated and maintained between different servers across an intranet and the Internet. Content-rich UNIX* servers from the world's leading computer vendors will be able to replicate and synchronize their information with Windows NT* servers. And, both UNIX and Windows NT servers can replicate and synchronize their information with IntranetWare servers.

                                  //EVERY.FILE/

         (6) NDS(TM) fully implements Internet directory standards. NDS begins as an X.500-based directory and utilizes all the major network protocols important to the Internet: the Web's HyperText Transport Protocol, to allow you to look at and change NDS through any browser; the Internet transfer support protocol, TCP/IP, for replication between directories; the emerging standard directory access protocol, LDAP, for adding and accessing content in the directory; SSL for security; the Java* programming language for network applications; and other standards.

The World Wide Web is built on file access. Corporate home pages, Web pages, and HyperText links are all files.(5) The evolution of business networks to intranets makes what is already a file-oriented environment all the more dependent on rapid, secure, file access. Standards-based NDS (6) securely manages this content-rich environment, and the file access performance (7) of IntranetWare is without parallel.

                                                     (7)

                                    As intranets spur increased file
                                    transactions, users and administrators need new and better ways to manage network PERFORMANCE and usage. Novell is leading the way in providing Web proxy caching capabilities, scheduled for release in 1997. Network traffic is reduced and delivery speeds increased as local IntranetWare servers maintain, or cache, Web pages that are frequently needed by intranet users.


                                       7.

[GRAPHIC]

          (8)

The VALUE of business networks is defined by the information resources they provide access to: E-mail, documents, PCs, printers, routers, Web servers, fax servers, modems, and mission-critical applications of all types. With standards-based NDS, all these varied resources become directory content, enabling users to securely discover and access resources that are maintained and managed through a common directory environment.

                                //EVERY.RESOURCE/

             (9)

         MANAGEWISE(R) from Novell has become the market-leading standards-based solution for managing everything on the network from the server level to the clients. It manages IntranetWare, Windows NT, and UNIX servers; other computers; and devices on the network. ManageWise provides the foundation for comprehensive network management by integrating with enterprise management solutions from Sun, Hewlett-Packard, and IBM.

Information systems are shifting to networks (8) that manage (9) distributed information resources. With this comes a new way of thinking about how information is accessed. A client/network model is evolving from the narrower client/server architecture, just as intranets are evolving from local area networks. Increasingly, network users expect to gain access to any information resource on business intranets and the Internet, irrespective of the server platforms and operating systems that host these resources.(10)

                           (10) JAVA is a significant new application development platform for creating a new class of network applications that are written once and can run on any computer on the network. Novell and Sun Microsystems are working together to provide developers with the programming tools to fully link to Novell network services and create directory-enabled Java applications that rely on NDS for security, access control, and management.

                                       9.

[GRAPHIC]

          (11)

The UNIVERSAL network browser has become the universal network client. In intranets and the Internet, the browser is the window to all network resources. Through browsers, new network computers, Web phones, and other devices will increasingly rely on NDS for accessing network resources. The directory securely authenticates users and discovers network resources based on identifying attributes that it maintains.

                                 //EVERY.PERSON/

                           (13) New categories of INTERNET PRODUCTS from Novell are planned for 1997. "Border services" will provide important improvements in intranet performance, security, and in the manageability of Internet connections. A comprehensive firewall class security framework will be new. Border services reflect Novell's plan to expand its network software around Web directory, Web management, and Web security for corporate intranets and the Internet.

          (12)

GROUPWISE from Novell became the leading groupware application in 1996, and the first to support Internet access of combined mail, work flow, calendaring, scheduling, and document management features. A directory-enabled network application, GroupWise runs on IntranetWare, Windows NT, and UNIX servers for messaging and collaboration across intranets and the Internet. It can be accessed from any device that supports a standard Web browser.

Every person at every business around the world can be networked today. (11) Networks enable people to collaborate (12) and better use information resources in whatever they do. Intranets greatly expand the availability of these resources to the people in a business, and ultimately to their suppliers, partners, and customers. Novell, with leading network software (13) and support for network standards, makes this happen better (14) than any other information technology vendor.

                                                  (14)

                           NDS ON THE INTERNET will span from new "virtual private networks" between individual intranets across the Internet to secure public networks from the world's leading telecommunications carriers. Novell has licensed NDS to AT&T, NTT in Japan, Deutsche Telekom AG, and other leading Internet service providers. These Internet service providers use NDS to enable their business customers to confidently conduct business over secure, authenticated Internet connections.


                                       11.

[GRAPHIC]

                                                network solutions for
                                                intranets and the Internet

                                            FINANCIAL CONTENTS


                      Selected Consolidated Financial Data   14.
                   Management's Discussion and Analysis of
             Financial Condition and Results of Operations   15.
                         Consolidated Statements of Income   20.
                               Consolidated Balance Sheets   21.
           Consolidated Statements of Shareholders' Equity   22.
                     Consolidated Statements of Cash Flows   23.
                Notes to Consolidated Financial Statements 24. Report of Ernst & Young LLP, Independent Auditors 32.
Selected Consolidated Quarterly Financial Data (Unaudited)   33.
                                  Directors and Executives   34.
                                          Office Locations   35.
                                       Corporate Directory   36.

SELECTED CONSOLIDATED FINANCIAL DATA

DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA


                                          OCT. 26          Oct. 28           Oct. 29           Oct. 30           Oct. 31
                                            1996              1995              1994              1993              1992
------------------------------------------------------------------------------------------------------------------------
STATEMENT OF INCOME
Continuing product line sales*        $1,311,646        $1,629,003        $1,448,336        $1,130,200        $  857,533
Discontinued product line sales           63,210           412,171           549,741           700,211           654,955
------------------------------------------------------------------------------------------------------------------------

Net sales                              1,374,856         2,041,174         1,998,077         1,830,411         1,512,488
Gross profit                           1,068,095         1,551,841         1,531,011         1,427,809         1,185,781
Income from operations                   108,944           452,109           269,943           108,098           428,146
Income before taxes                      179,988           508,729           297,383           138,157           461,807
Income taxes                              53,997           170,424            90,652            97,437           139,829
Net income                               125,991           338,305           206,731            40,720           321,978
Net income per share                         .35               .90               .56               .11               .90

------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET
Cash and short-term investments       $1,024,755        $1,321,231        $  861,809        $  719,197        $  631,829
Working capital                        1,225,987         1,464,237           990,411           859,308           727,068
Total assets                           2,049,466         2,416,830         1,963,481         1,745,337         1,430,475
Long-term debt                              --                --                --              84,289            12,256
Shareholders' equity                   1,615,509         1,938,262         1,486,987         1,146,026         1,115,047

------------------------------------------------------------------------------------------------------------------------

KEY RATIOS
Current ratio                                4.4               4.2               3.1               3.2               3.5
Return on net sales                            9%               17%               10%                2%               21%
Return on average total assets                 6%               15%               11%                3%               25%
Return on average equity                       7%               20%               16%                4%               32%
------------------------------------------------------------------------------------------------------------------------


* During the second quarter of fiscal 1996, the Company estimates that it reduced revenue by approximately $225 million by withholding product shipments to the worldwide distribution channels.

                                      14.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

Novell is the world's leading network software provider. The Company offers a wide range of network solutions with distributed network, Internet, and intranet products for both large enterprise and small-business markets.

     During fiscal 1996, Novell sold its UnixWare and personal productivity applications product lines in exchange for significant ownership interests in the two acquiring companies. Also during fiscal 1996, the Company significantly reduced the amount of its product held by distributors by reducing shipments into the distribution channel by approximately $225 million in the second quarter. These actions significantly reduced fiscal 1996 reported revenue compared to fiscal 1995, and make meaningful year-to-year comparisons difficult. After completing these transactions during the first half of fiscal 1996, the Company reported significantly improved profitability in the second half of fiscal 1996.

     In December 1995, Novell sold its UnixWare product line to the Santa Cruz Operation, Inc. (SCO). The Company realized a small gain and recorded $19 million of Unix technology royalty revenue from this transaction in the first quarter of fiscal 1996. Under the agreement, Novell received approximately 6 million shares of SCO common stock, resulting in ownership of approximately 17% of SCO common stock. The agreement also calls for Novell to receive a revenue stream from SCO based on revenue performance of the purchased UnixWare product line. This revenue stream is not to exceed $84 million net present value, and will end by the year 2002. In addition, Novell will continue to receive revenue from existing licenses for older versions of UNIX System source code. Novell acquired this product line as part of its 1993 purchase of UNIX Systems Laboratories, Inc.

     In March 1996, the Company completed the sale of its personal productivity applications product line to Corel Corporation (Corel). The Company received approximately 10 million shares of Corel common stock and approximately $11 million of cash. This resulted in an ownership position of approximately 17% of the outstanding Corel common stock. The Company reported a one-time gain of $20 million in the second quarter of fiscal 1996 related to this transaction. Additionally, Corel licensed GroupWise client software, Envoy electronic publishing software, and other technologies from Novell for a minimum royalty obligation of approximately $50 million over the next five years. The Company originally acquired the personal productivity applications product line as part of its merger with WordPerfect Corporation (WordPerfect) and the related purchase of the Quattro Pro spreadsheet product line from Borland International, Inc. (Borland) in fiscal 1994.

     During the second quarter of fiscal 1996, the Company implemented the change to its traditional distribution stocking policy because the Company had experienced strong growth in revenue from software licensing programs, thereby lowering the need for higher volume of product in the distribution channel.

     In June 1994, the Company completed a merger with WordPerfect, whereby WordPerfect was merged into Novell. Approximately 51 million shares of Novell common stock were exchanged for all of the outstanding common stock of WordPerfect. The transaction was accounted for as a pooling of interests. Additionally, in June 1994, the Company acquired from Borland its Quattro Pro spreadsheet product line for $110 million of cash and assumed liabilities of $10 million, and purchased a three-year license to reproduce and distribute up to one million copies of current and future versions of Borland's Paradox relational database product for $35 million of cash.


                                      15.

RESULTS OF OPERATIONS

NET SALES

                            1996      Change       1995       Change       1994
--------------------------------------------------------------------------------
Net sales (millions)       $1,375      - 33%      $2,041          2%      $1,998
================================================================================

     With the sale of its UnixWare product line in the first quarter of fiscal 1996 and the sale of its personal productivity applications, along with the change in its distribution stocking policy in the second quarter of fiscal 1996, the components of revenue in fiscal 1996 are significantly different from the components of revenue in fiscal 1995 and 1994.

     The analysis that follows describes the product lines consistent with the Company's current ongoing business.

     Continuing product lines can be categorized into server operating environments, network services, UNIX royalties, and education, service, and other. Historical revenues also include revenue from product lines that have been sold or discontinued, such as the personal productivity applications product line which was sold to Corel in March 1996.

     The server operating environments product line includes IntranetWare and NetWare 4 as well as NetWare 3 products. Server operating environments revenue was $754 million in fiscal 1996 compared to $1,045 million in fiscal 1995, and $892 million in fiscal 1994. In addition to the estimated $225 million impact of the change in its distribution stocking policy discussed previously, the decrease in fiscal 1996 from fiscal 1995 is a result of an 18% growth in IntranetWare and NetWare 4 sales offset by a 57% decline in sales of NetWare 3. The increase between fiscal 1995 and fiscal 1994 is primarily attributable to strong sales of NetWare 4 somewhat offset by a moderate decline in NetWare 3 sales. The server operating environments product line represented 55% of revenue in fiscal 1996 compared to 51% of revenue in fiscal 1995, and 45% in fiscal 1994.

     The network services product line includes infrastructure products and application products. Infrastructure products include TCP/IP access products, host connectivity products, Tuxedo, and mobile/remote connectivity products among others. Application products include ManageWise and GroupWise products. The network services product line had revenue of $328 million in fiscal 1996 compared to $343 million in fiscal 1995, and $284 million in fiscal 1994. Revenue was down slightly from fiscal 1995 to fiscal 1996 with a 41% increase in application products offset by a 26% decrease in infrastructure products. Revenue in fiscal 1995 was higher than revenue in fiscal 1994 due to growth in both infrastructure products and application products. Network services revenue represented 24% of total revenue in fiscal 1996 compared to 17% in fiscal 1995, and 14% in fiscal 1994.

     UNIX royalties were $79 million in fiscal 1996 compared to $75 million in fiscal 1995, and $157 million in fiscal 1994. The increase from fiscal 1995 to fiscal 1996 was attributable to a one-time $19 million paid-up royalty recognized in the sale of UNIX technology to SCO in fiscal 1996. The decrease in fiscal 1995 compared to fiscal 1994 was due to a one-time fully paid license for UNIX technology sold to Sun Microsystems for $81 million in fiscal 1994. UNIX royalties were 6% of revenues in fiscal 1996 compared to 4% of revenues in fiscal 1995, and 8% of revenues in fiscal 1994.

     Education, service, and other revenues were $151 million in fiscal 1996 compared to $166 million in fiscal 1995, and $115 million in fiscal 1994. Education, service, and other revenues were 11% of revenue in fiscal 1996 compared to 8% of revenue in fiscal 1995, and 6% of revenue in fiscal 1994.

     Revenue from sold or discontinued product lines, made up primarily of the personal productivity applications product line which was sold to Corel in March 1996, was $63 million in fiscal 1996 compared to $412 million in fiscal 1995, and $550 million in fiscal 1994. Sold or discontinued product lines were 5% of revenue in fiscal 1996 compared to 20% of revenue in fiscal 1995, and 27% of revenue in fiscal 1994.

     International sales accounted for 50% of revenue in fiscal 1996 compared to 47% of revenue in fiscal 1995, and 43% of revenue in fiscal 1994.

                                      16.

GROSS PROFIT
                              1996     Change        1995     Change       1994
--------------------------------------------------------------------------------
Gross profit (millions)     $1,068       - 31%     $1,552          1%    $1,531
Percentage of net sales         78%                    76%                   77%
================================================================================

The higher gross profit percentage in fiscal 1996 compared to fiscal 1995 was a result of lower material costs due to an increase in licensing revenue and the decrease in sales from the lower margin personal productivity applications product line. The lower gross profit percentage in fiscal 1995 compared to fiscal 1994 is attributable to increased royalty costs and product training and education costs in fiscal 1995.

OPERATING EXPENSES
                                              1996        Change          1995        Change          1994
----------------------------------------------------------------------------------------------------------
Sales and marketing (millions)              $  519          -10%        $  579             3%       $  562
Percentage of net sales                         38%           28%           28%
Product development (millions)              $  276          -25%        $  368             6%       $  347
Percentage of net sales                         20%           18%           17%
General and administrative (millions)       $  146           -5%        $  153           -6%        $  162
Percentage of net sales                         11%            7%            8%
Restructuring charges (millions)            $   18          --            --            --          $   51
Percentage of net sales                          1%         --               3%
Other nonrecurring charges (millions)         --            --            --            --          $  139
Percentage of net sales                       --            --               7%
Total operating expenses (millions)         $  959          -13%        $1,100           -13        $1,261
Percentage of net sales                         70%                         54%                         63%
==========================================================================================================


Operating expenses declined in absolute dollars although they increased generally as a percentage of net sales in fiscal 1996 compared to fiscal 1995 due to the change in the Company's distribution stocking policy, which reduced fiscal 1996 revenues by an estimated $225 million without a corresponding decrease in operating expenses.

     Sales and marketing expenses decreased by 10% from fiscal 1995 to fiscal 1996, primarily due to the sale of the UnixWare and personal productivity applications product lines, even though they increased as a percentage of net sales in fiscal 1996 compared to fiscal 1995 primarily due to the change in the Company's distribution stocking policy. Sales and marketing expenses can fluctuate as a percentage of net sales in any given period due to product promotions, advertising, or other discretionary expenses.

     Product development expenses decreased by 25% from fiscal 1995 to fiscal 1996, primarily due to the sale of the UnixWare and personal productivity applications product lines, yet have increased as a percentage of net sales primarily due to the change in the Company's distribution stocking policy.

     General and administrative expenses decreased by 5% from fiscal 1995 to fiscal 1996, primarily due to the sale of the UnixWare and personal productivity applications product lines, yet increased as a percentage of net sales primarily due to the change in the Company's distribution stocking policy. The decrease in fiscal 1995 was attributable to workforce reductions after the merger with WordPerfect.

     During the first quarter of fiscal 1996, the Company incurred $18 million of tax deductible restructuring charges for redundant facilities and excess personnel as the Company prepared for the sale of its personal productivity applications product line. During the fourth quarter of fiscal 1994, the Company incurred a restructuring charge of $51 million for redundant facilities, excess personnel, and products to be discontinued. Of the original reserve, approximately $5 million remained at the end of fiscal 1996 related to a lease obligation.

     In fiscal 1994, the Company incurred other nonrecurring charges of $139 million, related primarily to the write-off of purchased research and development in connection with acquisitions.

                                      17.

                                         1996       Change          1995       Change          1994
---------------------------------------------------------------------------------------------------
Employees                               5,870       - 24%          7,762       - 8%           8,457
Revenue per employee (thousands)       $  202                     $  252                     $  211
===================================================================================================

Early in fiscal 1994, WordPerfect reduced its workforce by approximately 1,000 employees. Subsequent to the merger between Novell and WordPerfect, there was an additional reduction in force of approximately 1,100. During the first half of fiscal 1995, an additional 650 employees' functions were outsourced as part of the fiscal 1994 restructuring.

     In fiscal 1996, the Company reduced its employment by 1,725 employees as the Company completed the sale of its UnixWare and personal productivity applications product lines and terminated or transitioned former UnixWare and personal productivity group employees to Corel, SCO, and other third parties.

OTHER INCOME (EXPENSE)

                                            1996        Change    1995        Change       1994
-----------------------------------------------------------------------------------------------
Other income (expense), net (millions)       $71         25%       $57           111%       $27
Percentage of net sales                        5%                    3%                       1%
===============================================================================================

The primary component of other income (expense) is investment income, which was $58 million, $54 million, and $36 million in fiscal 1996, 1995, and 1994, respectively. The increase in fiscal 1996 compared to fiscal 1995 is the result of a flat yield on a slightly higher average investment portfolio. The increase in fiscal 1995 compared to fiscal 1994 was attributable to a much larger average investment portfolio due to cash being generated from operations in excess of other cash uses. To achieve potentially higher returns, a limited portion of the Company's investment portfolio is invested in mutual funds which incur market risk. The Company believes that the market risk has been limited by diversification and by use of a funds management timing service which switches funds out of mutual funds and into money market funds when preset signals occur.

     In fiscal 1996, in addition to the investment income, the Company had a gain on the sale of its personal productivity applications product line of approximately $20 million, offset by foreign currency exchange losses. In fiscal 1995, in addition to the investment income, the Company had a gain on the disposal of its Austin, Texas facility, offset by foreign currency exchange losses. In fiscal 1994, investment income was offset by merger expenses and interest expense related to notes payable to WordPerfect shareholders.

INCOME TAXES
                              1996        Change      1995        Change        1994
------------------------------------------------------------------------------------
Income taxes (millions)       $ 54        - 68%       $170            87%       $ 91
Percentage of net sales          4%                      8%                        5%
Effective tax rate              30%                     34%                       31%
====================================================================================

The effective tax rate for fiscal 1996 was lower than the effective tax rate for fiscal 1995 as a result of lower earnings for fiscal 1996. The effective tax rate for fiscal 1995 was higher than the effective tax rate for fiscal 1994 as a result of WordPerfect's S corporation status change to C corporation status in the first quarter of fiscal 1994.

                                      18.

NET INCOME AND NET INCOME PER SHARE

                              1996        Change        1995        Change          1994
----------------------------------------------------------------------------------------
Net income (millions)         $126          - 63%       $338          63%       $    207
Percentage of net sales          9%                       17%                         10%
Net income per share          $.35          - 61%       $.90          61%       $    .56
========================================================================================

     The nonrecurring UNIX license revenues, acquisition related expense items, and normalization of income taxes for WordPerfect represented a decrease in net income of $91 million or $.25 per share in fiscal 1994.

FUTURE RESULTS

The Company's future results of operations involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially from historical results are the following: business conditions and the general economy; competitive factors, such as rival operating systems, acceptance of new products and price pressures; availability of third-party compatible products at reasonable prices; risk of nonpayment of accounts or notes receivable; risks associated with foreign operations; risk of inventory obsolescence due to shifts in technologies or market demand; timing of software product introductions; and litigation.

     Novell believes that it has the product offerings, facilities, personnel, and competitive and financial resources for continued business success, but future revenues, costs, margins, product mix, and profits are all influenced by a number of factors, as discussed above.

LIQUIDITY AND CAPITAL RESOURCES

                                                   1996        Change         1995        Change          1994
--------------------------------------------------------------------------------------------------------------
Cash and short-term investments (millions)       $1,025          -22%       $1,321            53%       $ 862
Percentage of total assets                           50%                        55%                        44%
==============================================================================================================

Cash and short-term investments decreased to $1.025 billion at October 26, 1996 from $1.321 billion at October 28, 1995. The major reasons for this decrease were the $456 million used to repurchase and retire 33 million shares of Novell common stock and $101 million used for property, plant, and equipment expenditures. These uses were partially offset by the $192 million of cash provided by operating activities, $54 million provided by other financing activities, and $21 million from other investing activities. The investment portfolio is diversified among security types, industry groups, and individual issuers. The Company's principal source of liquidity has been from operations. At October 26, 1996, the Company's principal unused sources of liquidity consisted of cash and short-term investments and available borrowing capacity of approximately $15 million under its credit facilities. The Company's liquidity needs are principally for the Company's financing of accounts receivable, capital assets, strategic investments, and flexibility in a dynamic and competitive operating environment.

     During fiscal 1996, the Company has continued to generate cash from operations. The Company anticipates being able to fund its current operations and capital expenditures planned for the foreseeable future with existing cash and short-term investments together with internally generated funds. Borrowings under the Company's credit facilities, or public offerings of equity or debt securities, are available if the need arises. Investments will continue in product development and in new and existing areas of technology. Cash may also be used to acquire technology through purchases and strategic acquisitions. Capital expenditures in fiscal 1997 are anticipated to be approximately $80 million, but could be reduced if the growth of the Company is less than presently anticipated.


                                      19.

CONSOLIDATED STATEMENTS OF INCOME
AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA

FISCAL YEAR ENDED                          Oct. 26        Oct. 28       Oct. 29
                                              1996           1995          1994
--------------------------------------------------------------------------------
Net sales                              $ 1,374,856    $ 2,041,174   $ 1,998,077
Cost of sales                              306,761        489,333       467,066
--------------------------------------------------------------------------------
Gross profit                             1,068,095      1,551,841     1,531,011
Operating expenses
   Sales and marketing                     518,846        579,370       562,034
   Product development                     275,627        367,562       346,706
   General and administrative              146,236        152,800       161,855
   Restructuring charges                    18,442           --          51,463
   Other nonrecurring charges                 --             --         139,010
--------------------------------------------------------------------------------
Total operating expenses                   959,151      1,099,732     1,261,068
Income from operations                     108,944        452,109       269,943
Other income (expense)
   Investment income                        58,195         53,839        36,360
   Gain on sale of assets                   19,815           --            --
   Merger expenses                            --             --          (5,778)
   Other, net                               (6,966)         2,781        (3,142)
--------------------------------------------------------------------------------
Other income, net                           71,044         56,620        27,440
--------------------------------------------------------------------------------
Income before taxes                        179,988        508,729       297,383
Income taxes                                53,997        170,424        90,652
--------------------------------------------------------------------------------
Net income                             $   125,991    $   338,305   $   206,731
================================================================================
Weighted average shares outstanding        357,919        374,584       368,332
================================================================================
Net income per share                   $       .35    $       .90   $       .56
================================================================================

See notes to consolidated financial statements.

                                      20.

CONSOLIDATED BALANCE SHEETS
DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                                        OCT. 26        Oct. 28
                                                           1996           1995
------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
   Cash and short-term investments                  $ 1,024,755    $ 1,321,231
   Receivables, less allowances ($60,940 -- 1996,
     $74,857 -- 1995)                                   452,327        470,437
   Inventories                                           16,837         23,025
   Prepaid expenses                                      59,009         50,576
   Deferred income taxes                                 37,831         59,913
------------------------------------------------------------------------------
Total current assets                                  1,590,759      1,925,182

Property, plant, and equipment, net                     394,684        390,452
Other assets                                             64,023        101,196
------------------------------------------------------------------------------
Total assets                                        $ 2,049,466    $ 2,416,830
==============================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                                 $    96,933    $   116,305
   Accrued compensation                                  54,731         97,637
   Accrued marketing liabilities                         48,402         72,339
   Other accrued liabilities                            118,133         90,623
   Income taxes payable                                    --           29,942
   Deferred revenue                                      46,573         54,099
------------------------------------------------------------------------------
Total current liabilities                               364,772        460,945

Minority interests                                       17,035         17,623
Put warrants                                             52,150           --

SHAREHOLDERS' EQUITY
Common stock, par value $.10 per share
   Authorized -- 600,000,000 shares
   Issued -- 346,059,050 shares, 1996
             371,567,158 shares, 1995                    34,606         37,157
Additional paid-in capital                              309,831        737,481
Retained earnings                                     1,266,657      1,140,666
Unearned stock compensation                              (4,141)        (2,718)
Cumulative translation adjustment                         1,183          2,249
Unrealized gain on investments                            7,373         23,427
------------------------------------------------------------------------------
Total shareholders' equity                            1,615,509      1,938,262
------------------------------------------------------------------------------
Total liabilities and shareholders' equity          $ 2,049,466    $ 2,416,830
==============================================================================

See notes to consolidated financial statements.

                                      21.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
AMOUNTS IN THOUSANDS


                                                 Common Stock           Additional
                                              -------------------        Paid-in        Retained
                                              Shares       Amount        Capital        Earnings         Other           Total
------------------------------------------------------------------------------------------------------------------------------
BALANCE -- OCT. 30, 1993                     359,431    $  35,943     $  485,253    $    635,551     $ (10,721)   $  1,146,026

Stock issued from stock plans                  4,988          499         35,814             --           (612)         35,701
Stock plans' income tax benefits                 --           --          21,747             --            --           21,747
Shares cancelled                                 (64)          (6)        (1,833)            --          1,839             --
Settlement of put warrants                       --           --         104,438             --            --          104,438
Unearned stock compensation                      --           --             --              --          3,821           3,821
Cumulative translation adjustment                --           --             --              --          8,444           8,444
Distributions to shareholders                    --           --             --              (65)          --              (65)
WordPerfect fiscal year conversion               --           --             --          (39,856)          --          (39,856)
Net income                                       --           --             --          206,731           --          206,731
------------------------------------------------------------------------------------------------------------------------------
BALANCE -- OCT. 29, 1994                     364,355    $  36,436     $  645,419    $    802,361     $   2,771    $  1,486,987

Stock issued from stock plans                  7,315          732         68,459             --         (4,909)         64,282
Stock plans' income tax benefits                 --           --          25,128             --            --           25,128
Shares cancelled                                (103)         (11)        (1,525)            --          1,451             (85)
Unrealized gain on investments                   --           --             --              --         23,427          23,427
Unearned stock compensation                      --           --             --              --          5,506           5,506
Cumulative translation adjustment                --           --             --              --         (5,288)         (5,288)
Net income                                       --           --             --          338,305           --          338,305
------------------------------------------------------------------------------------------------------------------------------
BALANCE -- OCT. 28, 1995                     371,567    $  37,157     $  737,481    $  1,140,666     $  22,958    $  1,938,262

Stock issued from stock plans                  7,651          765         58,485             --        (11,091)         48,159
Stock plans' income tax benefits                 --           --          14,027             --            --           14,027
Shares cancelled                                (159)         (16)        (2,119)            --          1,655            (480)
Shares repurchased and retired               (33,000)      (3,300)      (452,401)            --            --         (455,701)
Sale of put warrants                             --           --         (77,830)            --            --          (77,830)
Settlement of put warrants                       --           --          32,188             --            --           32,188
Unrealized loss on investments                   --           --             --              --        (16,054)        (16,054)
Unearned stock compensation                      --           --             --              --          8,013           8,013
Cumulative translation adjustment                --           --             --              --         (1,066)         (1,066)
Net income                                       --           --             --          125,991           --          125,991
------------------------------------------------------------------------------------------------------------------------------
BALANCE -- OCT. 26, 1996                     346,059    $  34,606     $  309,831    $  1,266,657     $   4,415    $  1,615,509
==============================================================================================================================

See notes to consolidated financial statements.

                                      22.

CONSOLIDATED STATEMENTS OF CASH FLOWS
DOLLARS IN THOUSANDS


FISCAL YEAR ENDED                                            OCT. 26        Oct. 28        Oct. 29
                                                                1996           1995           1994
--------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                               $   125,991    $   338,305    $   206,731
ADJUSTMENTS TO RECONCILE NET INCOME TO NET
CASH PROVIDED (USED) BY OPERATING ACTIVITIES
   Write-off of purchased research and development              --             --          129,389
   Depreciation and amortization                             104,782         94,190         86,379
   Gain on non-cash sale of assets                           (19,815)          --             --
   WordPerfect fiscal year conversion                           --             --          (39,856)
   Stock plans' income tax benefits                           14,027         25,128         21,747
   Decrease (increase) in receivables                         18,110        (79,095)         3,992
   Decrease (increase) in inventories                          6,188          9,196         (2,388)
   (Increase) decrease in prepaids                            (8,433)        18,748        (29,248)
   Decrease (increase) in deferred income taxes               47,278         45,228        (70,294)
   (Decrease) increase in current liabilities, net           (96,173)        (1,775)        73,487
--------------------------------------------------------------------------------------------------
Net cash provided by operating activities                    191,955        449,925        379,939
--------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of common stock, net                              47,679         64,197         35,701
   Repurchases of common stock                              (455,701)          --             --
   Sale of put warrants                                       12,195           --             --
   Settlement of put warrants                                 (5,687)          --             --
   Distributions to shareholders                                --             --              (65)
   Repayment of debt                                            --             --         (118,901)
   Other                                                        --             --           24,531
--------------------------------------------------------------------------------------------------
Net cash (used) provided by financing activities            (401,514)        64,197        (58,734)
--------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Expenditures for property, plant, and equipment          (101,001)       (84,454)       (73,488)
   Purchases of short-term investments                    (3,163,643)    (4,432,301)    (2,253,008)
   Maturities of short-term investments                    2,698,313      3,417,724      1,556,345
   Sales of short-term investments                           588,174        662,320        398,881
   Proceeds from sale of assets                               10,750           --             --
   Cash paid for acquisitions                                   --             --         (110,000)
   Other                                                      10,323          6,327          4,895
--------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities              42,916       (430,384)      (476,375)
--------------------------------------------------------------------------------------------------
Total (decrease) increase in cash and cash equivalents   $  (166,643)   $    83,738    $  (155,170)
Cash and cash equivalents -- beginning of period             312,164        228,426        383,596
--------------------------------------------------------------------------------------------------
Cash and cash equivalents -- end of period                   145,521        312,164        228,426
Short-term investments -- end of period                      879,234      1,009,067        633,383
--------------------------------------------------------------------------------------------------
Cash and short-term investments -- end of period         $ 1,024,755    $ 1,321,231    $   861,809
==================================================================================================

See notes to consolidated financial statements.

                                       23.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

     The following summarizes the significant accounting policies of the
Company:

- The Company considers all highly liquid debt instruments purchased with a term to maturity of three months or less to be cash equivalents. Short-term investments are widely diversified, consisting primarily of short-term investment grade securities, substantially all of which either mature within the next twelve months or have characteristics of short-term investments. Municipal securities included in short-term investments have contractual maturities ranging from 1 to 5 years. Money market preferreds have contractual maturities of less than 90 days. No other short-term investments have contractual maturities. All marketable debt and equity securities are included in cash and short-term investments and are considered available-for-sale and carried at fair market value, with the unrealized gains and losses, net of tax, included in shareholders' equity. The cost of securities sold is based on the specific identification method. Such securities are anticipated to be used for current operations and are therefore classified as current assets, even though some maturities may extend beyond one year.

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

- Provision for depreciation and amortization is computed on the straight-line method over the estimated useful lives of the assets, or lease term if shorter, and are as follows:


Asset Classification                              Useful Lives
--------------------------------------------------------------
Buildings                                             30 years
Furniture and equipment                            3 - 5 years
Leasehold improvements and other                   3 - 7 years
Intangible assets                                 3 - 15 years

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

                                      24.

B.  SIGNIFICANT EVENTS

In December 1995, Novell sold its UnixWare product line to the Santa Cruz Operation, Inc. (SCO). The Company realized a small gain and recorded $19 million of UNIX technology royalty revenue from this transaction in the first quarter of fiscal 1996. Under the agreement, Novell received approximately 6 million shares of SCO common stock, resulting in ownership of approximately 17% of SCO common stock. The agreement also calls for Novell to receive a revenue stream from SCO based on revenue performance of the purchased UnixWare product line. This revenue stream is not to exceed $84 million net present value, and will end by the year 2002. In addition, Novell will continue to receive revenue from existing licenses for older versions of UNIX System source code.

     In March 1996, the Company completed the sale of its personal productivity applications product line to Corel Corporation (Corel). The Company received approximately 10 million shares of Corel common stock and approximately $11 million in cash. This resulted in an ownership position of approximately 17% of the outstanding Corel common stock. The Company reported a one-time gain of $20 million in the second quarter of fiscal 1996 related to this transaction. Net of tax, the gain was $13 million, or $0.04 per share. Additionally, Corel licensed GroupWise client software, Envoy electronic publishing software, and other technologies from Novell for a minimum royalty obligation of approximately $50 million over the next five years.

     During the second quarter of fiscal 1996, the Company implemented a change to its traditional distribution stocking policy that significantly reduced revenue and earnings in that quarter. Because the Company has experienced strong growth in revenue from software licensing programs, the Company decided to reduce channel inventories to better match evolving purchase patterns. The Company estimates that it reduced product inventories in the worldwide distribution channels during the second quarter of 1996 by approximately $225 million. This was accomplished primarily by reducing shipments to distributors during the second quarter. Additionally, net returns of approximately $20 million were accepted during the second quarter related to this policy change.

     In June 1994, the Company completed a merger with WordPerfect Corporation (WordPerfect), whereby WordPerfect was merged into Novell. Approximately 51 million shares of Novell common stock were exchanged for all of the outstanding common stock of WordPerfect. The transaction was accounted for as a pooling of interests. Additionally, in June 1994, the Company acquired from Borland International, Inc. (Borland) its Quattro Pro spreadsheet product line for $110 million of cash and assumed liabilities of $10 million, and purchased a three-year license to reproduce and distribute up to one million copies of current and future versions of Borland's Paradox relational database product for $35 million of cash.




C.  CASH AND SHORT-TERM INVESTMENTS

                                                                                                                   Fair Market
                                                                             Cost at       Gross        Gross         Value at
                                                                             Oct. 26  Unrealized   Unrealized          Oct. 26
(Dollars in thousands)                                                          1996       Gains       Losses             1996
------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
   Cash                                                                 $    77,374     $    --     $     --      $     77,374
   Repurchase agreements                                                      4,526          --           --             4,526
   Tax exempt money market fund                                              36,821          --           --            36,821
   Municipal securities                                                      26,800          --           --            26,800
------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                               $   145,521     $    --     $     --      $    145,521
------------------------------------------------------------------------------------------------------------------------------

SHORT-TERM INVESTMENTS
   Municipal securities                                                 $   376,510     $  1,524    $    (12)     $    378,022
   Money market mutual funds                                                 78,514          --           --            78,514
   Money market preferreds                                                  224,000          --           --           224,000
   Mutual funds                                                              14,151           14         (10)           14,155
   Equity securities                                                        174,054       35,432     (24,943)          184,543
------------------------------------------------------------------------------------------------------------------------------
Short-term investments                                                  $   867,229     $ 36,970    $ (24,965)    $    879,234
------------------------------------------------------------------------------------------------------------------------------
Cash and short-term investments                                         $ 1,012,750     $ 36,970    $ (24,965)    $  1,024,755
==============================================================================================================================

                                      25.

                                                                                                                   Fair Market
                                                                             Cost at        Gross        Gross        Value at
                                                                             Oct. 28   Unrealized   Unrealized         Oct. 28
(Dollars in thousands)                                                          1995        Gains       Losses            1995
------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
   Cash                                                                  $   152,930     $    --           $--     $   152,930
   Repurchase agreements                                                      23,794          --            --          23,794
   Tax exempt money market fund                                               63,065          --            --          63,065
   Municipal securities                                                       72,375          --            --          72,375
------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                $   312,164     $    --           $--     $   312,164
------------------------------------------------------------------------------------------------------------------------------
SHORT-TERM INVESTMENTS
   Municipal securities                                                  $   375,491     $  3,222          $(2)    $   378,711
   Money market mutual funds                                                  38,475          --            --          38,475
   Money market preferreds                                                   442,500          176           --         442,676
   Mutual funds                                                               91,423           31           (1)         91,453
   Equity securities                                                          23,055     $ 34,697           --          57,752
------------------------------------------------------------------------------------------------------------------------------
Short-term investments                                                   $   970,944     $ 38,126          $(3)    $ 1,009,067
------------------------------------------------------------------------------------------------------------------------------
Cash and short-term investments                                          $ 1,283,108     $ 38,126          $(3)    $ 1,321,231
==============================================================================================================================


Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," was adopted in the first quarter of fiscal 1995, resulting in unrealized gains of $7 million and $23 million, net of deferred taxes, as of the end of fiscal 1996 and 1995, respectively.

     The Company realized gains on the sales of securities of $20 million, $7 million, and $7 million in fiscal 1996, 1995, and 1994, respectively. In fiscal 1994, the Company realized losses on the sales of securities of $2 million.




D.  PROPERTY, PLANT, AND EQUIPMENT

                                          Oct. 26    Oct. 28
(Dollars in thousands)                       1996       1995
------------------------------------------------------------
Buildings and land                       $246,250   $214,218
Furniture and equipment                   401,661    403,177
Leasehold improvements and other           75,218     66,127
------------------------------------------------------------
Property, plant, and equipment
   at cost                                723,129    683,522
Accumulated depreciation                 (328,445)  (293,070)
------------------------------------------------------------
Property, plant, and equipment, net      $394,684   $390,452
============================================================

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

     As of October 26, 1996, the Company has net operating loss carryforwards from acquired companies of approximately $24 million that expire in years 1999 through 2008. Subject to certain annual limitations, these losses can be used to offset the future taxable income of these businesses. A valuation allowance of approximately $7 million has been recognized to offset the deferred tax assets related to those carryforwards.

                                      26.

Fiscal Year Ended                                                  Oct. 26      Oct. 28      Oct. 29
(Dollars in thousands)                                                1996         1995         1994
----------------------------------------------------------------------------------------------------
TAXES ON INCOME
Current
   Federal                                                       $ (19,649)    $ 85,344     $132,543
   State                                                            (1,352)      20,829       21,344
   Foreign                                                          12,085       36,048       22,362
----------------------------------------------------------------------------------------------------
      Total current                                                 (8,916)     142,221      176,249
----------------------------------------------------------------------------------------------------
Deferred
   Federal                                                          54,794       24,382      (55,788)
   State                                                             8,060        4,423      (10,510)
   Foreign                                                              59         (602)      (3,751)
   Change in tax status                                                --           --       (15,548)
----------------------------------------------------------------------------------------------------
      Total deferred                                                62,913       28,203      (85,597)
----------------------------------------------------------------------------------------------------
      Total taxes on income                                      $  53,997     $170,424     $ 90,652
====================================================================================================
DIFFERENCES BETWEEN THE U.S. STATUTORY AND EFFECTIVE TAX RATES
   U.S. statutory rate                                                35.0%        35.0%        35.0%
   State income taxes, net of federal tax effect                       3.1          3.2          3.5
   Research and development tax credits                               (1.3)        (1.6)        (2.6)
   FSC benefit                                                        (0.9)        (0.7)        (2.1)
   Tax exempt income                                                  (5.6)        (2.0)        (2.0)
   Other, net                                                         (0.3)        (0.4)         2.2
----------------------------------------------------------------------------------------------------
      Subtotal                                                        30.0         33.5         34.0
----------------------------------------------------------------------------------------------------
   Change in tax status                                              --           --            (5.2)
   Nondeductible charge for purchased research and development       --           --             1.7
----------------------------------------------------------------------------------------------------
   Effective tax rate                                                 30.0%        33.5%        30.5%
====================================================================================================
DOMESTIC AND FOREIGN COMPONENTS OF INCOME BEFORE TAXES
   Domestic                                                      $ 180,198     $450,094     $312,563
   Foreign                                                            (210)      58,635      (15,180)
----------------------------------------------------------------------------------------------------
   Total income before taxes                                     $ 179,988     $508,729     $297,383
====================================================================================================
   Cash paid for income taxes                                    $  26,370     $162,020     $115,016
====================================================================================================
                                                                   Oct. 26      Oct. 28
DEFERRED INCOME TAXES AS OF                                           1996         1995
----------------------------------------------------------------------------------------------------
Deferred tax assets
   Receivable valuation accounts                                 $  17,824     $ 20,869
   Restructuring provision                                           6,141        8,428
   Acquired intangibles                                                --        29,746
   Reserves and accruals                                            22,388       25,310
   Foreign earnings                                                 13,496       12,136
   Other individually immaterial items                              25,367       25,259
----------------------------------------------------------------------------------------------------
                                                                    85,216      121,748
   Valuation allowance for deferred tax assets                      (7,462)      (9,018)
----------------------------------------------------------------------------------------------------
                                                                    77,754      112,730
Deferred tax liabilities
   Unrealized gain on investments                                  (26,997)     (14,695)
----------------------------------------------------------------------------------------------------
   Net deferred tax assets                                       $  50,757     $ 98,035
====================================================================================================

                                      27.

F.  COMMITMENTS AND CONTINGENCIES


Rent expense for operating and month-to-month leases was $29 million, $32 million, and $34 million in fiscal 1996, 1995, and 1994, respectively.

     As of October 26, 1996, the Company has various operating leases with remaining terms of more than one year. These leases have minimum annual lease commitments of $24 million in fiscal 1997, $22 million in fiscal 1998, $16 million in fiscal 1999, $9 million in fiscal 2000, $7 million in fiscal 2001, and $37 million thereafter. Furthermore, the Company has $56 million of minimum rentals to be received in the future.

     The Company currently has a $10 million unsecured revolving bank line of credit, with interest at the prime rate. The line can be used for either letter of credit or working capital purposes. The line is subject to the terms of a loan agreement containing financial covenants and restrictions, none of which are expected to significantly affect the Company's operations. At October 26, 1996, there were no borrowings, letter of credit acceptances, or commitments under such line.

     The Company has an additional $5 million credit facility with another bank which is not subject to a loan agreement. At October 26, 1996, standby letters of credit of $300,000 were outstanding under this agreement.

     In 1993, a suit was filed due to a failed contract against a company that Novell subsequently acquired. The plaintiff obtained a jury verdict against the acquired company in 1996. The acquired company is seeking to have the verdict overturned. Novell does not believe that the resolution of this legal matter will have a material adverse effect on its financial position, results of operations, or cash flows.

     The Company is a party to a number of additional legal claims arising in the ordinary course of business. The Company believes the ultimate resolution of the claims will not have a material adverse effect on its financial position, results of operations, or cash flows.

G.  PUT WARRANTS

During fiscal 1996, the Company sold put warrants on 9 million shares of its common stock for $12 million, callable on specific dates in the third and fourth quarters of fiscal 1996 and the first and second quarters of fiscal 1997, giving a third party the right to sell shares of Novell common stock to the Company at contractually specified prices. During fiscal 1996, the Company settled put warrant obligations on 5 million shares for cash of $6 million. The put warrant liability is the amount the Company would be obligated to pay if all the outstanding put warrants were exercised at the strike price without a cash settlement. The proceeds from the issuance of the put options were accounted for as additional paid-in capital. The company expects to settle the put warrant obligations with cash and thereby eliminate the liability. As of fiscal year end, the cash settlement would be approximately $12 million.

H.  SHAREHOLDERS' EQUITY

In December 1988, the Board of Directors adopted a Shareholder Rights Plan and amended it in March 1992 and December 1996. The plan provides for a dividend of rights, which cannot be exercised until certain events occur, to purchase shares of preferred stock of the Company. Each shareholder of record receives one right for each share of common stock that he or she owns. This plan was adopted to ensure that all shareholders of the Company receive fair value for their common stock in the event of any proposed takeover of the Company and to guard against coercive tactics to gain control of the Company without offering fair value to the Company's shareholders.

     The Company has 500,000 authorized shares of preferred stock with a par value of $.10 per share, none of which was outstanding at October 26, 1996 or October 28, 1995.

     Pursuant to a share repurchase program whereby the Company was authorized to repurchase up to 10% of its outstanding common stock in fiscal 1996, the Company repurchased and retired approximately 33 million shares at a cost of approximately $456 million in fiscal 1996.

     During fiscal 1994, the Company completed the acquisition of WordPerfect Corporation and thereby assumed 8 million stock options related to its respective stock option plan. Under all Company stock option plans, 110 million shares of common stock have been reserved for issuance of stock options, 53 million shares have been exercised, 41 million shares are outstanding, 13 million shares are available for future grants, and 3 million shares have expired.

     The shares reserved for issuance are increased each November 1 through November 1, 1998, based on a calculation of 2.9% of total common stock outstanding at previous fiscal year end. Generally, grants to date have been nonqualified stock options granted at fair market value on the date of grant for a term of seven or ten years and are exercisable 25% per year beginning one year from the date of grant. The Company also has a stock option plan for nonemployee directors, under which 1.5 million shares have been reserved for issuance of nonqualified stock options. The following table is a summary of activity for the Company's stock option plans and has been restated to include the WordPerfect stock options for all periods presented.

                                      28.

                                                                                        Oct. 26         Oct. 28        Oct. 29
Fiscal Year Ended                                                                          1996            1995           1994
------------------------------------------------------------------------------------------------------------------------------
OPTIONS OUTSTANDING
Beginning balance                                                                    41,280,912      39,109,706     37,282,781
Options granted                                                                      18,527,866      12,575,366     20,602,634
Options exercised                                                                    (5,956,026)     (5,834,579)    (4,036,142)
Options cancelled                                                                   (12,521,485)     (4,569,581)   (14,739,567)
------------------------------------------------------------------------------------------------------------------------------
Ending balance                                                                       41,331,267      41,280,912     39,109,706
==============================================================================================================================
EXCHANGE PROGRAM (INCLUDED ABOVE)
Options cancelled                                                                           --              --      11,149,199
Options regranted                                                                           --              --       7,430,961

RESTRICTED STOCK GRANT (INCLUDED ABOVE)
Options granted                                                                         932,261          50,000        306,500

OPTION PRICE DATA
Grant price range                                                                  $  .10-14.88     $ .10-21.50   $  .10-21.13
Weighted average grant price                                                       $      11.98     $     19.14   $      15.79
Exercise price range                                                               $  .10-18.00     $ .10-21.25   $  .10-25.00
Weighted average exercise price                                                    $       5.36     $      7.41   $       5.18
Cancelled price range                                                              $  .61-29.00     $ .61-29.00   $  .61-29.00
Weighted average cancelled price                                                   $      16.67     $     18.19   $      25.70
Weighted average outstanding price                                                 $      14.77     $     15.24   $      13.25

OPTION TERMS
Percentage vesting per year                                                                  25%             25%            25%
Maximum term                                                                       7 or 10 years    7 or 10years  7 or 10 years
Percentage granted at fair market value on date of grant                                     95%             99%            99%

AS OF YEAR END
Options exercisable                                                                  16,583,867      17,418,497     15,863,911
Options available for future grants                                                  13,037,380       8,009,685      5,476,318

OTHER INFORMATION
Shares of common stock outstanding at year end                                      346,059,050     371,567,158    364,354,887
Annual option reserve increase based on evergreen provision                          10,775,447      10,566,291      8,933,478
Options granted as a percentage of outstanding common stock,
   net of cancellations                                                                     1.7%            2.2%           1.6%
Option holders as a percentage of total employees                                           100%            100%           100%

                                      29.

In 1994, the Company implemented a stock option exchange program whereby option holders could exchange higher priced options for new options on a two new shares for three old shares ratio. All option holders except for directors and officers were permitted to participate in the program.

     The Novell, Inc. 1989 Employee Stock Purchase Plan (Purchase Plan) permits eligible employees to purchase shares of common stock through payroll deductions at lower of 85% of fair market value at the beginning or end of each six-month offering period. On April 12, 1995, shareholders approved an amendment to increase the reserve to 8 million shares. As of October 26, 1996, 7 million shares have been issued under the Purchase Plan.

I.  RESTRUCTURING CHARGES

During the first quarter of fiscal 1996, the Company incurred $18 million of tax deductible restructuring charges for redundant facilities and excess personnel as the Company prepared for the sale of its personal productivity applications product line.

     During the fourth quarter of fiscal 1994, the Company incurred a restructuring charge of $51 million for redundant facilities, excess personnel, and products to be discontinued. Of the original reserve, approximately $5 million remained at the end of fiscal 1996 related to a lease obligation.

J.  OTHER NONRECURRING CHARGES

In fiscal 1994, the Company incurred other nonrecurring charges of $139 million, primarily related to the write-off of purchased research and development in connection with acquisitions.

K.  EMPLOYEE SAVINGS AND RETIREMENT PLAN

The Company adopted a 401(k) savings and retirement plan in December 1986. The plan covers all employees who are 21 years of age or older who are scheduled to complete 1,000 hours of service during any consecutive twelve-month period. Prior to January 1, 1995, the Company's retirement and savings plan contribution has been a 50% matching contribution for employee contributions up to 6% of each employee's compensation. On January 1, 1995, the Company's retirement and savings plan contribution was changed to be a 100% matching contribution for employee contributions up to 4% of each employee's compensation. Company matching contributions were $16 million, $17 million, and $15 million in fiscal 1996, 1995, and 1994, respectively.

L.  RELATED PARTY TRANSACTIONS

In fiscal 1996, 1995, and 1994, legal fees of approximately $1 million, $2 million, and $2 million, respectively, were paid to Wilson, Sonsini, Goodrich & Rosati, a law firm in which a director of the Company is a senior partner.

M.  PRO FORMA DATA

If WordPerfect had been a C corporation for all periods presented, fiscal 1994 would have had income tax expense of $106 million, net income of $191 million, and net income per share of $.52.

                                      30.

N.  SALES BY GEOGRAPHY

Fiscal Year Ended                                                                       Oct. 26         Oct. 28        Oct. 29
(Dollars in thousands)                                                                     1996            1995           1994
------------------------------------------------------------------------------------------------------------------------------
Net sales
   U.S. operations                                                                 $    902,684     $ 1,623,565     $1,874,537
   Irish operations                                                                     344,512         228,812            --
   Other international operations                                                       128,564         189,568        125,286
   Eliminations                                                                            (904)           (771)        (1,746)
------------------------------------------------------------------------------------------------------------------------------
      Total net sales                                                              $  1,374,856     $ 2,041,174     $1,998,077
==============================================================================================================================
Income from operations
   U.S. operations                                                                 $    417,618     $   658,774     $  299,578
   Irish operations                                                                       9,098           3,481            --
   Other international operations                                                          (129)         20,008         14,542
   Eliminations                                                                        (317,643)       (230,154)       (44,177)
------------------------------------------------------------------------------------------------------------------------------
      Total income from operations                                                 $    108,944     $   452,109     $  269,943
==============================================================================================================================
Identifiable assets
   U.S. operations                                                                 $  2,102,574     $ 2,437,599     $1,900,766
   Irish operations                                                                      57,471          54,065            --
   Other international operations                                                        46,816          58,288         51,210
   Eliminations                                                                        (157,395)       (133,122)       (11,505)
------------------------------------------------------------------------------------------------------------------------------
      Total identifiable assets                                                     $ 2,049,466     $ 2,416,830     $1,963,481
==============================================================================================================================

The Company markets internationally through distributors who sell to dealers and end users. Intercompany sales between geographic areas are accounted for at prices representative of unaffiliated party transactions. "U.S. operations" include shipments to customers in the U.S., licensing to OEMs, and exports of finished goods directly to international customers, primarily in Canada, South America, and Asia. In fiscal 1996, 1995, and 1994, sales to international customers were approximately $682 million, $960 million, and $861 million, respectively. In fiscal 1996, 1995, and 1994, international sales to European countries were 55%, 56%, and 58%, respectively. No one foreign country accounted for more than 10% of total sales in any period. In fiscal 1995 and 1994, the Company had one multinational distributor, which accounted for 15% and 12% of revenue, respectively. Otherwise, no customer accounted for more than 10% of revenue in any period.

                                      31.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND SHAREHOLDERS
NOVELL, INC.

We have audited the accompanying consolidated balance sheets of Novell, Inc. as of October 26, 1996 and October 28, 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended October 26, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Novell, Inc. at October 26, 1996 and October 28, 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 26, 1996, in conformity with generally accepted accounting principles.


                                                            /s/ERNST & YOUNG LLP



San Jose, California
November 26, 1996

                                      32.

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)

DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
33

                                        FIRST           SECOND             THIRD            FOURTH           FISCAL
                                      QUARTER          QUARTER           QUARTER           QUARTER             YEAR
-------------------------------------------------------------------------------------------------------------------
FISCAL 1996
Net sales                          $  437,919       $  188,180        $  365,091        $  383,666       $1,374,856
Gross profit                          341,908          119,566           289,473           317,148        1,068,095
Income (loss) before taxes             95,580          (83,246)           84,712            82,942          179,988
Net income (loss)                      63,561          (55,359)           58,759            59,030          125,991
Net income (loss) per share               .17             (.15)              .17               .17              .35

COMMON STOCK PRICE PER SHARE
High                                   19 1/8           14 5/8            15 5/8            12 1/4           19 1/8
Low                                    12               11 3/8            10 1/8            10               10

FISCAL 1995
Net sales                          $  493,225       $  529,508        $  537,922        $  480,519       $2,041,174
Gross profit                          376,350          405,053           412,322           358,116        1,551,841
Income before taxes                   122,585          144,162           153,332            88,650          508,729
Net income                             81,519           95,868           101,966            58,952          338,305
Net income per share                      .22              .26               .27               .16              .90

COMMON STOCK PRICE PER SHARE
High                                   20 7/8           22 1/4            23 1/4            21 5/8           23 1/4
Low                                    15 3/4           17 5/8            17 7/8            13 3/4           13 3/4

FISCAL 1994
Net sales                          $  488,278       $  534,930        $  488,924        $  485,945       $1,998,077
Gross profit                          384,501          389,533           383,420           373,557        1,531,011
Income (loss) before taxes            126,444          144,811            (4,740)           30,868          297,383
Net income (loss)                      94,460           96,364            (4,465)           20,372          206,731
Net income (loss) per share               .26              .26              (.01)              .06              .56

COMMON STOCK PRICE PER SHARE
High                                   25 3/8           26 1/4            19 1/2          17 23/32           26 1/4
Low                                    19 1/4           15                14              13 3/4             13 3/4



Novell's common stock trades in the over-the-counter market under the NASDAQ symbol "NOVL".

No dividends have been declared on the Company's common stock. There were 12,631 shareholders of record at December 31, 1996.

                                      33.

DIRECTORS AND EXECUTIVES


BOARD OF DIRECTORS

ELAINE R. BOND +#
Retired Chase Fellow/Sr. Consultant
The Chase Manhattan Bank, N.A.

HANS-WERNER HECTOR
Cofounder
SAPAG, Germany

JACK L. MESSMAN +#
President and Chief Executive Officer
Union Pacific Resources Group, Inc.

LARRY W. SONSINI *
Partner
Wilson, Sonsini, Goodrich & Rosati

IAN R. WILSON *
Managing Partner
Dartford Partnership

JOHN A. YOUNG +#
Retired President and Chief Executive Officer
Hewlett-Packard Company

+ Member of Audit Committee

# Member of Compensation Committee

* Member of Corporate Governance Committee


CORPORATE EXECUTIVE STAFF

JOSEPH A. MARENGI
President and
Chief Operating Officer

MARY M. BURNSIDE
Executive Vice President
Corporate Services

GLENN RICART
Executive Vice President and
Chief Technology Officer

JAMES R. TOLONEN
Executive Vice President and
Chief Financial Officer

SHERI ANDERSON
Senior Vice President and
Chief Information Officer

DAVID R. BRADFORD
Senior Vice President,
General Counsel, and Corporate Secretary

DENICE Y. GIBSON
Senior Vice President
Internet Products

RONALD E. HEINZ
Senior Vice President
Worldwide Sales

JENNIFER A. KONECNY-COSTA
Senior Vice President
Human Resources

VICTOR C. LANGFORD
Senior Vice President
Internet Strategies

RICHARD A. NORTZ
Senior Vice President
Services and Support

CAROLYN G. ROSE
Senior Vice President
Education

MARIDALE G. GARREN
Vice President
Communications

DARCY G. MOTT
Vice President and
Treasurer

                                      34.

OFFICE LOCATIONS


UNITED STATES

ARIZONA              Phoenix

CALIFORNIA           Irvine
                     Los Angeles
                     Sacramento
                     San Diego
                     San Francisco
                     San Jose
                     Santa Clara

COLORADO             Englewood

CONNECTICUT          Glastonbury

DISTRICT OF COLUMBIA Washington, D.C.

FLORIDA              Ft. Lauderdale
                     Tampa

GEORGIA              Atlanta

ILLINOIS             Rolling Meadows

MASSACHUSETTS        Wellesley

MICHIGAN             Southfield

MINNESOTA            Bloomington

MISSOURI             Kansas City
                     St. Louis

NEW JERSEY           Berkeley Heights
                     Paramus

NEW YORK             New York
                     Pittsford

NORTH CAROLINA       Charlotte

OHIO                 Cincinnati
                     Columbus
                     Independence

OREGON               Portland

PENNSYLVANIA         Berwyn
                     Pittsburgh

TENNESSEE            Memphis

TEXAS                Austin
                     Dallas
                     Houston

UTAH                 Orem
                     Provo
                     Salt Lake City

VIRGINIA             Herndon

WASHINGTON           Kirkland

INTERNATIONAL

ARGENTINA            Buenos Aires

AUSTRALIA            Adelaide
                     Brisbane
                     Canberra
                     Melbourne
                     Perth
                     Sydney

AUSTRIA              Vienna

BELGIUM              Brussels
                     Kieberg

BRAZIL               Brasilia
                     Sao Paulo

CANADA               Calgary
                     Hull
                     Markham
                     Montreal
                     Quebec
                     Vancouver

CHILE                Santiago

CHINA, PEOPLE'S
  REPUBLIC OF        Beijing

COLOMBIA             Bogota

CZECH REPUBLIC       Prague

DENMARK              Copenhagen

FINLAND              Helsinki

FRANCE               Paris

GERMANY              Berlin
                     Dusseldorf
                     Frankfurt
                     Munich

HONG KONG            Wanchai

HUNGARY              Budapest

INDIA                Bangalore
                     Bombay
                     New Delhi

IRELAND              Dublin

ISRAEL               Herzliyya

ITALY                Milan
                     Rome

JAPAN                Osaka
                     Tokyo

KOREA                Seoul

MALAYSIA             Kuala Lumpur

MEXICO               Mexico City

NETHERLANDS          Rotterdam

NEW ZEALAND          Auckland

NORWAY               Oslo

POLAND               Warsaw

PORTUGAL             Lisbon

RUSSIA               Moscow

SINGAPORE            Singapore

SOUTH AFRICA         Cape Town
                     Johannesburg

SPAIN                Barcelona
                     Madrid

SWEDEN               Kista
                     Stockholm

SWITZERLAND          Zurich

TAIWAN               Taipei

THAILAND             Bangkok

UNITED ARAB EMIRATES Dubai

UNITED KINGDOM       Bracknell
                     Hungerford

VENEZUELA            Caracas

                                      35.

CORPORATE DIRECTORY


NOVELL CORPORATE HEADQUARTERS
122 East 1700 South
Provo, UT 84606
USA
Ph  801 861-7000
Toll-free  800 453-1267
Fx  801 228-7077

NOVELL WORLDWIDE SALES
AND MARKETING
2180 Fortune Drive
San Jose, CA 95131
Ph  408 434-2300
Fx  408 577-5775


AMERICAS REGION
NOVELL ARGENTINA
Av. Leandro N. Alem 1110
Piso 9(0), 1001 Buenos Aires
Argentina
Ph  541 312 2626
Fx  541 312 8025

NOVELL BRAZIL
Av. Naceos Unidas
04578-000
Sao Paulo - SP
Brazil
Ph  55 11 5505 4040
Fx  55 11 5505 4041

NOVELL CANADA
3100 Steeles Avenue East
Suite 500
Markham, Ontario L3R 8T3
Canada
Ph  905 940-2670
Fx  905 940-2688

NOVELL CHILE
Av. Nueva Tajamar 555
Of 901
Las Condes, Santiago
Chile
Ph  562 3397070
Fx  562 3397071

NOVELL COLOMBIA
World Trade Center
Calle 100 #8A-49
Torre B PH
Santafe de Bogota
Colombia
Ph  571 218 3933
Fx  571 611 3984

NOVELL MEXICO
Periferico Sur 4124
Piso 8, Torre Zafiro II
Pedregal De San Angel
Mexico D.F., C.P. 01900
Mexico
Ph  525 728 3500
Fx  525 728 3599

NOVELL VENEZUELA
Av. La Estancia
Torre Las Mercedes
Piso 6, Oficina 608
Chuao, Caracas 1050-A
Venezuela
Ph  582 925744
Fx  582 925521


EUROPE, MIDDLE EAST,
AFRICA REGION

NOVELL AUSTRIA
Theresianumgasse 7
A-1040 Vienna
Austria
Ph  43 1 504 5200
Fx  43 1 504 5211

NOVELL BELGIUM
Excelsiorlaan 13
1930 Zaventem
Belgium
Ph  32 2 716 99 11
Fx  32 2 716 99 66

NOVELL CZECH REPUBLIC
Olbrachtova 3
146 00 Prague 4
Czech Republic
Ph  42 2 6121 5096
Fx  42 2 6121 5105

NOVELL DENMARK
Slotsmarken 12
DK2970 Horsholm
Denmark
Ph  45 45 16 00 20
Fx  45 45 16 00 40

NOVELL FINLAND
Sinimaentie 10 C
02630 Espoo
Finland
Ph  35 89 502 951
Fx  35 89 502 95300

NOVELL FRANCE
Tour Framatome
1, Place de la Coupole
92084 Paris la Defense Cedex
France
Ph  33 1 47 96 60 00
Fx  33 1 47 78 94 72

NOVELL GERMANY
Monschauer Strasse 12
40549 Dusseldorf
Germany
Ph  49 211 56310
Fx  49 211 563 1250

NOVELL HUNGARY
East-West Business Center
Rak--czi ut 1-3
1088 Budapest
Hungary
Ph  36 1 266 7770
Fx  36 1 266 6360

NOVELL IRELAND
The Treasury Building
2nd Floor
Lower Grand Canal Street
Dublin 2
Ireland
Ph  353 1 605 8000
Fx  353 1 605 8200

NOVELL ISRAEL
Ackerstein Building
Medinat Hayehudim St. 103
Herzliyya 46776
Israel
Ph  972 95 27 774
Fx  972 95 65 336

NOVELL ITALY
Piazza Don Mapelli 75
Edificio U3
Sesto San Giovanni
20099 Milan
Italy
Ph  39 2 5517634
Fx  39 2 26295800

NOVELL MIDDLE EAST
Dubai World Trade Center, 17th Fl.
P.O. Box 9313
Dubai
United Arab Emirates
Ph  971 43 16 444
Fx  971 43 19 248

NOVELL NETHERLANDS
Barbizonlaan 25
2908 MB Capelle a/d IJssel
The Netherlands
Ph  31 10 28 64 444
Fx  31 10 28 64 010

NOVELL NORWAY
Postboks 6555, Etterstad
Grensesvingen 9
0606 Oslo
Norway
Ph  47 22 19 15 80
Fx  47 22 19 28 90

NOVELL POLAND
ul. Sienna 64
00-825 Warsaw
Poland
Ph  48 22 620 39 79
Fx  48 22 620 31 03

NOVELL PORTUGAL
Taguspark Parque de Ciencia Tecnologia
Nucleo Central, Sala N. 301
2780 Oeiras
Portugal
Ph  35 11 421 1432
Fx  35 11 421 1438

NOVELL RUSSIA
Radisson Slavyanskaya Hotel
Americom Business Center
Suite 509
2, Berezhkovskaya Embankment
121059 Moscow
Russia
Local Ph  7 095 941 8075
Local Fx  7 095 941 8066
Satellite Ph  44 1 819133 215
Satellite Fx  44 1 819133 238

NOVELL SOUTH AFRICA
Morning View Office Park
214 Rivonia Road, Morningside
P.O. Box 1840
Rivonia 2128
Johannesburg
Republic of South Africa
Ph  27 11 322 8300
Fx  27 11 322 8400

NOVELL SPAIN
Paseo de la Castellana
95 Planta 27
Edif Torre Europa
28046 Madrid
Spain
Ph  34 1 555 65 67
Fx  34 1 555 29 15

NOVELL SWEDEN
Farogatan 7
164 40 Kista
Sweden
Ph  46 8 703 23 50
Toll-free  020 35 3030
Fx  46 8 703 94 34

NOVELL SWITZERLAND
Leutschenbachstrasse 41
8050 Zurich
Switzerland
Ph  41 1 308 47 47
Fx  41 1 302 04 01

NOVELL UNITED KINGDOM
Novell House,1 Arlington Square
Downshire Way
Bracknell
Berkshire RG12 1WA
United Kingdom
Ph  44 1 344 724000
Fx  44 1 344 724001

ASIA-PACIFIC REGION

NOVELL AUSTRALIA
Level 18, 201 Miller Street
North Sydney
NSW 2060
Australia
Ph  61 2 9925 3000
Fx  61 2 9922 2113

NOVELL CHINA
A2 Fuxing Menwai Avenue
Annex Building, Floor 6
Sinochem Mansion
Beijing 100045
People's Republic of China
Ph  86 10 685 68 616
Fx  86 10 685 68 615

NOVELL HONG KONG
Room 4601-5
China Resources Building
26 Harbour Road
Wanchai
Hong Kong
Ph  852 2 588 5288
Fx  852 2 827 6555

NOVELL INDIA*
Onward Novell Software Ltd.
Marwah Bhavan
Sakivihar Road, Sakinaka
Andheri (East)
Bombay 400 072
India
Ph  91 22 8509764
Fx  91 22 8504691

NOVELL JAPAN LTD.*
Toei Mishuku Building
1-13-1 Mishuku
Setagaya-Ku
Tokyo 154
Japan
Ph  81 3 5481-1551
Fx  81 3 5481-4100

NOVELL KOREA
11th Floor, Kunja Building
942-1, Daechi-dong
Kangnam-Ku
Seoul
Korea, 135 280
Ph  82-2 528 1400
Fx  82-2 528 1414

NOVELL MALAYSIA
Suite 23.3 Level 23
Menara Genesis
33, Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
Ph  60 3 243 0678
Fx  60 3 243 0728

NOVELL SINGAPORE
300 Beach Road #28-00
The Concourse
Singapore 199555
Ph  65 296 2866
Fx  65 296 1266

NOVELL TAIWAN
Room E-F, 5th Floor
168 Tun-Hwa North Road
Taipei
Taiwan, R.O.C.
Ph  886 2 718 9733
Fx  886 2 514 9806

NOVELL THAILAND
Level 23, CP Tower
313 Silom Road
Bangkok 10500
Thailand
Ph  662 231 8166
Fx  662 231 8246



*Joint venture
                                      36.

OTHER INFORMATION

Novell on the Internet
http://www.novell.com

Corporate, product, program, financial, and shareholder information, including press releases and quarterly earnings announcements, is available at Novell's World Wide Web site.

ANNUAL MEETING
The Company's Annual Meeting will be held on Wednesday, April 9, 1997, at 2:00 p.m. local time at the Novell California Office, 2180 Fortune Drive, Bldg. 6, San Jose, California 95131.

FORM 10-K
A copy of the Company's Form 10-K is available without charge. To obtain a copy, please write: Investor Relations, Novell, Inc. 2180 Fortune Drive San Jose, CA 95131

NOVELL NEWS HOTLINE
800 668-5329

Press releases are available toll-free from Novell's menu-driven fax distribution system.

FINANCIAL LITERATURE
800 467-2498
408 577-8400

Mailed copies of financial literature may be obtained from Novell's automated telephone access system.

SHAREHOLDER SERVICES
Novell, Inc.
2180 Fortune Drive
San Jose, CA 95131
800 NOVL STK
408 577-8644

Information on Novell's Annual Meeting, changes in stock registration, and other stock administration services is available through Novell's shareholder representatives.

INVESTOR RELATIONS
Novell, Inc.
2180 Fortune Drive
San Jose, CA 95131
800 317-3195
408 577-8384

Investor-related inquiries are answered by Novell's Investor Relations staff.

PRODUCT INFORMATION
Novell, Inc.
122 East 1700 South
Provo, UT 84606
800 638-9273

Information on Novell's products, programs, and services can be obtained over the phone and on the Internet.

INDEPENDENT AUDITORS
Ernst & Young LLP, San Jose, CA

TRANSFER AGENT AND REGISTRAR
ChaseMellon Shareholder Services, LLC
Ridgefield Park, NJ



Copyright (C) 1997 Novell, Inc. All rights reserved.

Novell, NetWare, and TUXEDO are registered trademarks of Novell, Inc. in the United States and other countries. ManageWise is a registered trademark and Envoy, GroupWise, GroupWise 5, IntranetWare, NDS, NetWare 3, NetWare 4, and Novell Directory Services are trademarks of Novell, Inc.

Paradox is a registered trademark of Borland International, Inc. Corel is a registered trademark of Corel Corporation in the United States and other countries. Quattro Pro is a registered trademark of Corel Corporation Limited in the United States. WordPerfect is a registered trademark of Corel Corporation Limited in the United States and other countries. Windows NT is a registered trademark of Microsoft Corporation. The Santa Cruz Operation and SCO are registered trademarks of The Santa Cruz Operation, Inc. UnixWare is a registered trademark of The Santa Cruz Operation, Inc. in the United States and other countries. Java is a trademark or registered trademark of Sun Microsystems, Inc., in the United States and other countries. UNIX is a registered trademark of X/Open Company, Ltd., in the United States and other countries.

Created by: Frankfurt Balkind Partners ny/la/sf
Photography: Abrams/Lacagnina
Portrait: Dan Escobar

[LOGO]Financial section of this annual report printed on recycled paper.

                                 WWW.NOVELL.COM

                          Novell Corporate Headquarters
                               122 East 1700 South
                                Provo, Utah 84606
                                  801 861-7000