Form 10-K, Exhibit 13
period 1997-10-31
NOVELL INC
filed 1998-01-29
CIK 758004

                                 Form 10-K 1997

[LOGO]

                                CORPORATE PROFILE

     Everywhere we look networks matter. Customers around the world are deploying networks to transform every aspect of their business. As the world's largest network software company, Novell believes that the network is the centerpiece of every computing endeavor. More businesses run their networks with Novell's NetWare than all other alternatives combined. Novell now intends to become a leader in Internet software that makes possible increasingly intelligent interconnected networks.

                                                             TO OUR SHAREHOLDERS


  Clarity of direction and strategy are essential for software companies to sustain growth. The Novell that I joined in April 1997, mid-way through the company's fiscal year, had lost touch with this simple truth. In seven months, we have corrected that.

We have addressed three priority areas. First, realigning Novell's business model with market realities to set the stage for restoring the company's financial performance. Second, accelerating the rate of new product introductions that customers want. And third, establishing a new rigor within Novell's management team around a handful of key initiatives.

In a year of declining revenue, the first step was to stabilize Novell's business and align our business model with market realities. We appraised the entire organization and made changes, including a significant reduction in management ranks. We replaced seven layers of management with four to enable Novell to be more effective in delivering new products on time. Overall, we reduced the size of our workforce by more than 1,000 employees, or approximately 17 percent. Having done this, we believe we can better control costs, while gaining the benefit of new performance measures and incentives based on responsiveness to customers. Before the year was completed, we saw evidence that we were succeeding.

After reporting losses in the second and third quarters of fiscal 1997, and a $55 million restructuring charge in the third quarter, market demand for our products led to fourth-quarter revenue near second-quarter levels and a return to profitability. We saw product demand return across our entire distribution channel -- value added resellers, multi-product licensing programs, and original equipment manufacturers.

DELIVERING NEXT-GENERATION PRODUCTS

Building an established software company into a formidable competitor with revitalized revenue and earnings growth is accomplished on the strength of new products. As the fourth quarter of 1997 unfolded, we began to set a new, faster pace for product introductions and marketing initiatives. We now expect Novell to release at least one new product a month for beta testing or customer shipment in the coming year. This accelerated business tempo signals a major shift for Novell and an expanded portfolio of solutions for our customers.

At the most general level, Novell's objective is to become a pure Internet/intranet network software leader based on these next-generation products. Each product will take advantage of Novell(R) Directory Services(TM) (NDS(TM)) to support open, interconnected, and increasingly intelligent networks that are the future of information and commerce at every level. And, we believe, our new products will collectively benefit from industry trends that are expanding business networks and requiring more network software -- Novell's core strength.

In the second half of fiscal 1997 we began to ship the first of Novell's next-generation products. We intend to complete this effort by bringing a series of new offerings to market through the second half of fiscal 1998.

In August 1997, we introduced Novell BorderManager(TM), the first of an innovative new class of Internet software products called Border Services. The second of these products, FastCache(TM), started shipping in first-quarter 1998. These products advance Novell into the fast growing Internet markets for caching, Internet security, and virtual private networking.

In October, we announced NDS(TM) for NT and started shipping it in the first quarter of 1998. NDS for NT is a major step in accelerating market standardization on NDS. This product provides tremendous management efficiencies and directory integration for our customers' NT resources.

Due in mid-1998 is the centerpiece of Novell's next-generation products, NetWare(R) 5(TM), code named Moab. The next release of our server operating system, NetWare 5 is based on the communications standard of the World Wide Web and will take Novell's server software fully into the Internet market. NetWare 5 entered initial beta testing in October 1997 and will begin a large scale beta with tens of thousands of users in January 1998.

Our next-generation products will increasingly take advantage of new Internet technologies, including the industry-standard Java(TM) technology for developing and deploying applications. We will use Java on the server to support network applications and to build smart new services that live across the network. We intend to be first to break Java into the network mainstream with NetWare 5 as an incredibly fast and scalable Java server platform.

FOCUSED MANAGEMENT

Equal to the end-of-year progress with products and the realignment of our business model with market realities, the executive management team gained a new clarity of focus around a few key initiatives. This also marks a significant shift for the company. In the last quarter of fiscal 1997 we demonstrated how a shared, singular focus on product delivery and expense management -- along with tight focus on a set of product initiatives -- has the potential to return the company to profitability.

Before the close of 1997, I strengthened the management team with the appointment of two key executives. We named John Slitz, Jr., as senior vice president, Novell marketing, to provide central leadership for all marketing functions in the company. John is charged with creating a cohesive marketing organization that is highly effective in revitalizing our brand identity and bringing Novell closer together with its customers.

We appointed Christopher Stone as senior vice president of strategy and corporate development to lead key technology initiatives and reestablish Novell as a compelling vendor partner. We believe that under Chris' direction, support for the specialized telecommunications needs of Internet Service Providers
(ISPs) will become a larger part of our business. We have an opportunity to drive the integration of Novell's standards-based network services within the ISP marketplace over the next two years. There is enormous potential for growth in this market segment.

LOOKING AHEAD

Fiscal 1997 ended with solid fundamentals -- an annualized revenue run rate exceeding $1 billion, more than $1 billion in cash and short-term investments, no debt, major market presence, and worldwide channel partners who stand behind our disciplined business practices. Late in the year, indications were that the actions we implemented were taking hold, reflecting the hard work of Novell's employees around the world and their dedication to fully revitalizing Novell's business.

I have no illusions about what is required to transform Novell as an Internet leader. Given the size of Novell's business, a single next-generation product will not by itself enable us to achieve our objective of revitalizing this business. Until our next-generation products are in the market and we are successful in growing revenues, product development and other expenses necessary to complete this task will restrain Novell earnings. A complete transition will require the cumulative benefit of all our new Internet products, the business changes launched in 1997, and improvements that will continue through the next fiscal year.

My overarching objective is to aggressively reconnect with customers and channel partners in 1998. If we accomplish this, we have the potential for a re-energized customer community that relies more than ever on Novell's innovation in networking. We enter 1998 a smaller, more agile organization that is clear about what it must accomplish. I am solidly optimistic that we can build on the new Novell for the benefit of our customers, shareholders, and employees.


                                                        [SIG]

   Dr. Eric E. Schmidt/Chairman and Chief Executive Officer/December 21, 1997

                               FINANCIAL CONTENTS
  5    Selected Consolidated Financial Data
  6    Management's Discussion and Analysis of Financial
         Condition and Results of Operations
 11    Consolidated Statements of Operations
 12    Consolidated Balance Sheets
 13    Consolidated Statements of Shareholders' Equity
 14    Consolidated Statements of Cash Flows
 15    Notes to Consolidated Financial Statements
 25    Report of Ernst & Young LLP, Independent Auditors
 26    Selected Consolidated Quarterly Financial Data -- Unaudited
 27    Directors and Executives
 28    Corporate Directory
 29    Other Information

                                            SELECTED CONSOLIDATED FINANCIAL DATA
                                     DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                     OCT. 31       Oct. 26       Oct. 28       Oct. 29       Oct. 30
                                      1997           1996          1995          1994          1993
                                  -----------    -----------   -----------   -----------   -----------
STATEMENT OF OPERATIONS
Net sales                         $ 1,007,311    $ 1,374,856   $ 2,041,174   $ 1,998,077   $ 1,830,411
Gross profit                          729,865      1,068,095     1,551,841     1,531,011     1,427,809
Income (loss) from operations        (200,004)       108,944       452,109       269,943       108,098
Income (loss) before taxes           (150,570)       179,988       508,729       297,383       138,157
Income tax expense (benefit)          (72,274)        53,997       170,424        90,652        97,437
Net income (loss)                     (78,296)       125,991       338,305       206,731        40,720
Net income (loss) per share              (.22)           .35           .90           .56           .11

BALANCE SHEET
Cash and short-term investments   $ 1,033,473    $ 1,024,755   $ 1,321,231   $   861,809   $   719,197
Working capital                     1,148,426      1,225,987     1,464,237       990,411       859,308
Total assets                        1,910,649      2,049,466     2,416,830     1,963,481     1,745,337
Long-term debt                             --             --            --            --        84,289
Shareholders' equity                1,565,417      1,615,509     1,938,262     1,486,987     1,146,026

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                                  INTRODUCTION

  Novell is the world's leading provider of network software. The Company offers a wide range of network solutions, education, and support for distributed network, Internet, and small-business markets.

During the third quarter of fiscal 1997, Novell took measures to reduce and realign its resources and better manage and control its business. These measures were in response to declines in sales of boxed products through indirect distribution channel customers, controlled shifts to multi-product licenses, lower licensing revenue of certain older products to OEM's, as well as competitive pressures in the small network market. Specifically, the Company did not ship boxed products to its indirect distribution channel customers except to accommodate product exchanges and returns. The Company believes this action, which significantly reduced reported revenue in the quarter, brought indirect distribution channel inventories of boxed software products in line with current market demand. The decision to withhold shipments to the Company's indirect distributor channel resulted in an operating loss in the third quarter of fiscal 1997. The Company will continue to monitor channel inventory levels to keep them in line with estimated market demand. In addition, the Company reduced its workforce by approximately 1,000 employees, or 17%, and consolidated a number of facilities. This resulted in a one-time restructuring charge of $55 million, principally comprised of severance and excess facilities costs. The restructuring charge contributed a loss of $0.10 per share, net of tax, to the reported loss in fiscal 1997. The workforce reduction and associated consolidation of facilities returned the Company to break even for the fourth quarter of fiscal 1997 and is expected to lower future operating expenses by approximately $100 million annually.

During the second quarter of fiscal 1996, the Company implemented a change to its traditional distribution stocking policy that significantly reduced revenue and earnings in that quarter. The change in the Company's traditional distribution stocking policy was to respond to changing market conditions over the prior two years. Direct customer and OEM licensing programs grew from less than 5% of revenue to more than 40% of revenue. This shift in customer buying preferences changed the Company's reliance on boxed product flowing through the indirect distribution channel. In order to deal with this changing environment, the Company did not ship boxed product to its indirect distribution channel customers except to accommodate product exchanges and returns during the second quarter of fiscal 1996, which had the effect of reducing inventories within the indirect distribution channel, as well as significantly reducing revenue in the quarter.

In March 1996, the Company completed the sale of its personal productivity applications product line to Corel Corporation (Corel). The Company received approximately 10 million shares of Corel common stock and approximately $11 million of cash. This resulted in an ownership position of approximately 17% of the outstanding Corel common stock. The Company reported a one-time gain of $20 million in the second quarter of fiscal 1996 related to this transaction. Net of tax, the gain was $13 million, or $0.04 per share. Additionally, Corel licensed GroupWise(R) client software, Envoy(R) electronic publishing software, and other technologies from Novell for a minimum royalty obligation of approximately $50 million over the next five years. During fiscal 1997, Novell sold approximately one million shares of Corel common stock at a loss of approximately $6 million, which was more than offset by gains on the sales of other equity securities.

In December 1995, Novell sold its UnixWare* product line to the Santa Cruz Operation, Inc. (SCO). The Company realized a small gain and recorded $19 million of UNIX* technology royalty revenue from this transaction in the first quarter of fiscal 1996. Under the agreement, Novell received approximately six million shares of SCO common stock, resulting in ownership of approximately 17% of the outstanding SCO common stock. In addition, Novell continues to receive revenue from previously existing licenses for certain versions of UNIX System source code shipped prior to the sale to SCO.

                              RESULTS OF OPERATIONS

NET SALES                           1997     Change      1996     Change       1995
---------                           ----     ------      ----     ------       ----
  Net sales (millions)            $1,007       -27%    $1,375      -33%       $2,041

The sale of its UnixWare product line in the first quarter of fiscal 1996 and the sale of its personal productivity applications product line, along with the decision to not ship to the indirect distribution channel in both the third quarter of fiscal 1997 and in the second quarter of fiscal 1996 makes year-over-year comparisons difficult.

The analysis that follows describes the product lines consistent with the Company's current ongoing business.

Novell's product lines can be categorized into server operating environments; network services; UNIX royalties; and education, service and other. Prior years' revenues also include revenue from product lines that subsequently were sold or discontinued, such as the personal productivity applications product line which was sold to Corel in March 1996, and the UnixWare product line sold to SCO in December 1995.

The server operating environments product line includes the NetWare(R) operating system family of products. Server operating environments revenue was $613 million in fiscal 1997 compared to $754 million in fiscal 1996, and $1,045 million in fiscal 1995. The decrease between fiscal 1996 and 1997 is primarily attributable to a 50% decline in sales of NetWare 3,(TM) flat sales of intraNetWare and NetWare 4(TM) and to the impact of not shipping into the indirect distribution channel in the second quarter of fiscal 1996 and the third quarter of fiscal 1997, as discussed previously. The decrease in fiscal 1996 from fiscal 1995 is a result of an 18% growth in intraNetWare and NetWare 4 sales offset by a 57% decline in sales of NetWare 3 and by the impact of not shipping into the indirect distribution channel in the second quarter of fiscal 1996. The server operating environments product line represented 61% of revenue in fiscal 1997 compared to 55% of revenue in fiscal 1996, and 51% in fiscal 1995.

The network services product line includes infrastructure products and application products. Infrastructure products include TCP/IP access products, host connectivity products, Tuxedo(R), and mobile/remote connectivity products, among others. Application products include ManageWise(R) and GroupWise products. The network services product line had revenue of $233 million in fiscal 1997 compared to $328 million in fiscal 1996, and $343 million in fiscal 1995. Revenue was down from fiscal 1996 to fiscal 1997 with a 14% decrease in application products as well as a 43% decrease in infrastructure products. Revenue in fiscal 1996 was down slightly from revenue in fiscal 1995 due to increases in application products of 41% offset by a 26% decrease in infrastructure products. Network services revenue represented 23% of revenue in fiscal 1997 compared to 24% in fiscal 1996, and 17% in fiscal 1995.

UNIX royalties were $36 million in fiscal 1997 compared to $79 million in fiscal 1996, and $75 million in fiscal 1995. The decrease from fiscal 1996 to fiscal 1997 is attributable to declining sales of UNIX licenses. The increase from fiscal 1995 to fiscal 1996 was attributable to a one-time $19 million paid-up royalty recognized in the sale of UNIX technology to SCO in fiscal 1996. UNIX royalties were 4% of revenue in fiscal 1997 compared to 6% of revenue in fiscal 1996, and 4% of revenue in fiscal 1995.

Education, service, and other revenues were $125 million in fiscal 1997 compared to $151 million in fiscal 1996, and $166 million in fiscal 1995. Education, service, and other revenues were 12% of revenue in fiscal 1997 compared to 11% of revenue in fiscal 1996, and 8% of revenue in fiscal 1995. The decreases between years is attributable to lower product revenue in those years for which education and services are provided by the Company.

Revenue from sold or discontinued product lines, made up primarily of the personal productivity applications product line which was sold to Corel in March 1996, was $63 million in fiscal 1996 and $412 million in fiscal 1995. Sold or discontinued product lines were 5% of revenue in fiscal 1996 compared to 20% of revenue in fiscal 1995.

International sales accounted for 45% of revenue in fiscal 1997 compared to 50% of revenue in fiscal 1996, and 47% of revenue in fiscal 1995.

GROSS PROFIT                        1997     Change       1996    Change       1995
------------                        ----     ------       ----    ------       ----
  Gross profit (millions)           $730       -32%     $1,068      -31%     $1,552
  Percentage of net sales             72%                   78%                  76%

The lower gross profit percentage in fiscal 1997 compared to fiscal 1996 is attributable to increased inventory reserves and to the fixed portion of cost of sales being a higher percentage of the lower revenue in fiscal 1997. The higher gross profit percentage in fiscal 1996 compared to fiscal 1995 was the result of lower material costs due to an increase in licensing revenue and the decrease in sales from the lower margin personal productivity applications product line.

OPERATING EXPENSES                        1997      Change  1996    Change     1995
------------------                      -------     ------ -------  ------   -------
Sales and marketing (millions)          $  444      -14%   $519      -10     $  579
Percentage of net sales                     44%              38%                 28%
Product development (millions)          $  283        3%   $276      -25%    $  368
Percentage of net sales                     28%              20%                 18%
General and administrative (millions)   $  148        1%   $146       -5%    $  153
Percentage of net sales                     15%              11%                  7%
Restructuring charges (millions)        $   55      206%   $ 18       --         --
Percentage of net sales                      5%               1%                 --
Total operating expenses (millions)     $  930       -3%   $959      -13%    $1,100
Percentage of net sales                     92%              70%                 54%


Operating expenses declined in absolute dollars due to corrective measures the Company took in fiscal 1997 and fiscal 1996 to realign resources and better manage and control its business. These expenses increased as a percentage of net sales in fiscal 1997 compared to fiscal 1996 and fiscal 1995.

Sales and marketing expenses decreased by 14% from fiscal 1996 to fiscal 1997 primarily due to corrective actions the Company took in fiscal 1997 to realign resources and better manage and control its business. Sales and marketing expenses decreased by 10% from fiscal 1995 to fiscal 1996, primarily due to the sale of the UnixWare and personal productivity applications product lines, even though they increased as a percentage of net sales in fiscal 1996 compared to fiscal 1995. Sales and marketing expenses can fluctuate as a percentage of net sales in any given period due to product promotions, advertising, or other discretionary expenses.

Product development expenses increased slightly from fiscal 1996 to fiscal 1997 as the Company focused on enhancing existing products as well as bringing new products to market. Product development expenses decreased by 25% from fiscal 1995 to fiscal 1996, primarily due to the sale of the UnixWare and personal productivity applications product lines, yet have increased as a percentage of lower net sales.

General and administrative expenses remained relatively flat from fiscal 1996 to fiscal 1997 and decreased by 5% from fiscal 1995 to fiscal 1996, primarily due to the sale of the UnixWare and personal productivity applications product lines, yet increased as a percentage of lower net sales.

During the third quarter of fiscal 1997, the Company incurred $55 million of tax deductible restructuring charges for excess personnel and redundant facilities as the Company realigned its resources to better manage and control its business. Of this charge, reserves of $11 million remain as of October 31, 1997.

During the first quarter of fiscal 1996, the Company incurred $18 million of tax deductible restructuring charges for excess personnel and redundant facilities as the Company prepared for the sale of its personal productivity applications product line. There is no reserve related to this charge as of October 31, 1997.

                                    1997     Change       1996    Change       1995
                                    ----     ------       ----    ------       ----
  Employees                        4,770       -19%      5,870      -24%      7,762
  Revenue per employee (thousands)  $189                  $202                 $252

In the third quarter of fiscal 1997, the Company reduced its employment by approximately 1,000 employees as the Company realigned its resources to better manage and control its business.

In fiscal 1996, the Company reduced its employment by 1,725 employees as the Company completed the sale of its UnixWare and personal productivity applications product lines and terminated or transitioned former UnixWare and personal productivity group employees to Corel, SCO, and other third parties.

OTHER INCOME, NET                   1997     Change       1996    Change       1995
-----------------                   ----     ------       ----    ------       ----
  Other income, net (millions)       $49      -31%         $71       25%      $57
  Percentage of net sales              5%                    5%                 3%

The primary component of other income, net is investment income, which was $61 million, $58 million, and $54 million in fiscal 1997, 1996, and 1995, respectively. The increase in fiscal 1997 compared to fiscal 1996 was attributable to a higher yield on a smaller average investment portfolio. The increase in fiscal 1996 compared to fiscal 1995 is the result of a flat yield on a slightly higher average investment portfolio. To achieve potentially higher returns, a limited portion of the Company's investment portfolio is invested in mutual funds which incur market risk. The Company believes that the market risk has been limited by diversification and by use of a funds management timing service which switches funds out of mutual funds and into money market funds when preset signals occur.

In fiscal 1997, in addition to investment income, the Company had foreign currency exchange losses, losses on the disposal of fixed assets, and the settlement of certain legal matters. In fiscal 1996, in addition to the investment income, the Company had a gain on the sale of its personal productivity applications product line of approximately $20 million, offset by foreign currency exchange losses. In fiscal 1995, in addition to the investment income, the Company had a gain on the disposal of its Austin, Texas facility, offset by foreign currency exchange losses.

INCOME TAX EXPENSE (BENEFIT)               1997     Change     1996      Change       1995
----------------------------               ----     ------    ------     ------       ----
  Income tax expense (benefit) (millions)  $(72)    -233%      $54         -68%       $170
  Percentage of net sales                    -7%                 4%                      8%
  Effective tax rate                         48%                30%                     34%

At October 31, 1997, the Company had deferred tax assets of $103 million before a valuation allowance of $7 million. A portion of this asset is realizable based on the ability to offset existing deferred tax liabilities. Realization of the remaining asset is dependent on the Company's ability to generate approximately $236 million of taxable income. Of this, approximately $112 million must be earned outside the United States. Management believes that sufficient income will be earned in the future to realize this asset. Management will evaluate the realizability of the deferred tax assets quarterly and assess the need for additional valuation allowances.

The effective tax rate for fiscal 1997 was higher than the effective tax rate for fiscal 1996 as a result of the loss from operations in fiscal 1997. The effective tax rate for fiscal 1996 was lower than the effective tax rate for fiscal 1995 as a result of lower earnings for fiscal 1996.

NET INCOME (LOSS) AND
NET INCOME (LOSS) PER SHARE         1997     Change      1996     Change       1995
---------------------------         ----     -------   -------    --------    ------
  Net income (loss) (millions)     $ (78)     -162%      $126       63%         $338
  Percentage of net sales             -8%                   9%                    17%
  Net income (loss) per share      $(.22)     -163%      $.35      -61%         $.90

                                 FUTURE RESULTS

The Company's future results of operations involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially from historical results are the following: business conditions and the general economy; competitive factors, such as rival operating systems, acceptance of new products and price pressures; availability of third-party compatible products at reasonable prices; risk of nonpayment of accounts or notes receivable; risks associated with foreign operations; risk of product line or inventory obsolescence due to shifts in technologies or market demand; timing of software product introductions; market fluctuations of investment securities; and litigation.

The Company is addressing the issues associated with the "year 2000." The Company is utilizing resources to identify, correct, reprogram and test both its systems used internally as well as the products it sells for year 2000 compliance. It is anticipated that all reprogramming efforts will be completed during fiscal 1998.

Novell believes that it has the product offerings, facilities, personnel, and competitive and financial resources for continued business success, but future revenues, costs, margins, product mix, and profits are all influenced by a number of factors, such as those discussed above.


                         LIQUIDITY AND CAPITAL RESOURCES

                                                  1997     Change         1996       Change       1995
                                                  ----     ------         ----       ------       ----
  Cash and short-term investments (millions)    $1,033         1%        $1,025       -22%       $1,321
  Percentage of total assets                        54%                      50%                     55%

Cash and short-term investments increased to $1.033 billion at October 31, 1997 from $1.025 billion at October 26, 1996. The major reason for this increase was the $96 million provided by operating activities offset primarily by the $65 million used for property, plant, and equipment expenditures and $23 million used by other investing activities. The investment portfolio is diversified among security types, industry groups, and individual issuers. The Company's principal source of liquidity has been from operations. At October 31, 1997, the Company's principal unused sources of liquidity consisted of cash and short-term investments and available borrowing capacity of approximately $15 million under its credit facilities. The Company's liquidity needs are principally for the Company's financing of accounts receivable, capital assets, strategic investments, and flexibility in a dynamic and competitive operating environment.

During fiscal 1997, the Company has continued to generate cash from operations. The Company anticipates being able to fund its current operations and capital expenditures planned for the foreseeable future with existing cash and short-term investments together with internally generated funds. Borrowings under the Company's credit facilities, or public offerings of equity or debt securities, are available if the need arises. Investments will continue in product development and in new and existing areas of technology. Cash may also be used to acquire technology through purchases and strategic acquisitions. Capital expenditures in fiscal 1998 are anticipated to be approximately $45 million, but could be reduced if the growth of the Company is less than presently anticipated.

                                          CONSOLIDATED STATEMENTS OF OPERATIONS
                                    AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA

                                        OCT. 31        Oct. 26        Oct. 28
Fiscal year ended                         1997           1996           1995
                                      -----------    -----------    -----------
Net sales                             $ 1,007,311    $ 1,374,856    $ 2,041,174
Cost of sales                             277,446        306,761        489,333
                                      -----------    -----------    -----------
Gross profit                              729,865      1,068,095      1,551,841
Operating expenses
  Sales and marketing                     443,494        518,846        579,370
  Product development                     282,680        275,627        367,562
  General and administrative              148,360        146,236        152,800
  Restructuring charges                    55,335         18,442             --
                                      -----------    -----------    -----------
Total operating expenses                  929,869        959,151      1,099,732
Income (loss) from operations            (200,004)       108,944        452,109
Other income (expense)
  Investment income                        61,315         58,195         53,839
  Gain on sale of assets                       --         19,815             --
  Other, net                              (11,881)        (6,966)         2,781
                                      -----------    -----------    -----------
Other income, net                          49,434         71,044         56,620
                                      -----------    -----------    -----------
Income (loss) before taxes               (150,570)       179,988        508,729
Income tax expense (benefit)              (72,274)        53,997        170,424
                                      -----------    -----------    -----------
Net income (loss)                     $   (78,296)   $   125,991    $   338,305
                                      -----------    -----------    -----------
Weighted average shares outstanding       349,429        357,919        374,584
                                      -----------    -----------    -----------
Net income (loss) per share           $      (.22)   $       .35    $       .90
                                      -----------    -----------    -----------


  See notes to consolidated financial statements.

                                                     CONSOLIDATED BALANCE SHEETS
                                     DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                                      OCT. 31      Oct. 26
                                                       1997          1996
                                                    ----------   ----------
ASSETS
CURRENT ASSETS
  Cash and short-term investments                   $1,033,473   $1,024,755
  Receivables, less allowances
   ($33,053 -- 1997, $60,940 -- 1996)                  234,358      452,327
  Inventories                                           10,656       16,837
  Prepaid expenses                                      57,685       48,281
  Deferred and refundable income taxes                 134,210       48,559
                                                    ----------   ----------
Total current assets                                 1,470,382    1,590,759
Property, plant, and equipment, net                    373,865      394,684
Other assets                                            66,402       64,023
                                                    ----------   ----------
Total assets                                        $1,910,649   $2,049,466
                                                    ----------   ----------

LIABILITIES AND
SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                                  $   82,759   $   96,933
  Accrued compensation                                  51,397       54,731
  Accrued marketing liabilities                         27,728       48,402
  Other accrued liabilities                             85,157      118,133
  Deferred revenue                                      74,915       46,573
                                                    ----------   ----------
Total current liabilities                              321,956      364,772
Minority interests                                      23,276       17,035
Put warrants                                                --       52,150
SHAREHOLDERS' EQUITY
Common stock, par value $.10 per share
  Authorized 600,000,000 shares
  Issued 350,937,812 shares, 1997
         346,059,050 shares, 1996                       35,094       34,606
Additional paid-in capital                             378,582      309,831
Retained earnings                                    1,188,361    1,266,657
Unearned stock compensation                             (7,189)      (4,141)
Cumulative translation adjustment                         (666)       1,183
Unrealized gain (loss) on investments                  (28,765)       7,373
                                                    ----------   ----------
Total shareholders' equity                           1,565,417    1,615,509
                                                    ----------   ----------
Total liabilities and shareholders' equity          $1,910,649   $2,049,466
                                                    ----------   ----------


See notes to consolidated financial statements.

                                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                            AMOUNTS IN THOUSANDS


                                         Common       Common      Additional
                                         Stock        Stock          Paid-in      Retained
                                         Shares       Amount         Capital      Earnings         Other        Total
                                        -------    -----------    -----------    -----------    -----------    -----------
BALANCE -- OCT. 29, 1994                364,355    $    36,436    $   645,419    $   802,361    $     2,771    $ 1,486,987

Stock issued from stock plans             7,315            732         68,459             --         (4,909)        64,282
Stock plans' income tax benefits             --             --         25,128             --             --         25,128
Shares cancelled                           (103)           (11)        (1,525)            --          1,451            (85)
Unrealized gain on investments               --             --             --             --         23,427         23,427
Unearned stock compensation                  --             --             --             --          5,506          5,506
Cumulative translation adjustment            --             --             --             --         (5,288)        (5,288)
Net income                                   --             --             --        338,305             --        338,305
                                        -------    -----------    -----------    -----------    -----------    -----------
BALANCE -- OCT. 28, 1995                371,567    $    37,157    $   737,481    $ 1,140,666    $    22,958    $ 1,938,262

Stock issued from stock plans             7,651            765         58,485             --        (11,091)        48,159
Stock plans' income tax benefits             --             --         14,027             --             --         14,027
Shares cancelled                           (159)           (16)        (2,119)            --          1,655           (480)
Shares repurchased and retired          (33,000)        (3,300)      (452,401)            --             --       (455,701)
Sale of put warrants                         --             --        (77,830)            --             --        (77,830)
Settlement of put warrants                   --             --         32,188             --             --         32,188
Unrealized loss on investments               --             --             --             --        (16,054)       (16,054)
Unearned stock compensation                  --             --             --             --          8,013          8,013
Cumulative translation adjustment            --             --             --             --         (1,066)        (1,066)
Net income                                   --             --             --        125,991             --        125,991
                                        -------    -----------    -----------    -----------    -----------    -----------
BALANCE -- OCT. 26, 1996                346,059    $    34,606    $   309,831    $ 1,266,657    $     4,415    $ 1,615,509

Stock issued from stock plans             5,142            514         33,841             --         (8,508)        25,847
Stock plans' income tax benefits             --             --          3,927             --             --          3,927
Shares cancelled                           (263)           (26)        (2,707)            --             --         (2,733)
Sale of put warrants                         --             --          2,300             --             --          2,300
Settlement of put warrants                   --             --         31,390             --             --         31,390
Unrealized loss on investments               --             --             --             --        (36,138)       (36,138)
Unearned stock compensation                  --             --             --             --          5,460          5,460
Cumulative translation adjustment            --             --             --             --         (1,849)        (1,849)
Net (loss)                                   --             --             --        (78,296)            --        (78,296)
                                        -------    -----------    -----------    -----------    -----------    -----------
BALANCE -- OCT. 31, 1997                350,938    $    35,094    $   378,582    $ 1,188,361    $   (36,620)   $ 1,565,417
                                        =======    ===========    ===========    ===========    ===========    ===========

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                            DOLLARS IN THOUSANDS

                                                       Oct. 31       Oct. 26       Oct. 28
  Fiscal year ended                                     1997           1996          1995
                                                    -----------    -----------    -----------
  CASH FLOWS FROM
  OPERATING ACTIVITIES
  Net income (loss)                                 $   (78,296)   $   125,991    $   338,305
  Adjustments to reconcile net income (loss) to net
  cash provided (used) by operating activities
    Depreciation and amortization                        91,075        104,782         94,190
    Gain on non-cash sale of assets                          --        (19,815)            --
    Stock plans' income tax benefits                      3,927         14,027         25,128
    Decrease (increase) in receivables                  217,969         18,110        (79,095)
    Decrease in inventories                               6,181          6,188          9,196
    (Increase) decrease in prepaids                      (9,404)         2,295         18,748
    (Increase) decrease in deferred and
       refundable income taxes                          (93,082)        36,550         45,228
    (Decrease) in current liabilities, net              (42,816)       (96,173)        (1,775)
                                                    -----------    -----------    -----------
  Net cash provided by operating activities              95,554        191,955        449,925
                                                    -----------    -----------    -----------

  CASH FLOWS FROM
  FINANCING ACTIVITIES
    Issuance of common stock, net                        23,114         47,679         64,197
    Repurchases of common stock                              --       (455,701)            --
    Sale of put warrants                                  2,300         12,195             --
    Settlement of put warrants                          (20,760)        (5,687)            --
                                                    -----------    -----------    -----------
  Net cash provided (used) by financing activities        4,654       (401,514)        64,197
                                                    -----------    -----------    -----------

  CASH FLOWS FROM
  INVESTING ACTIVITIES
    Expenditures for property, plant, and equipment     (64,796)      (101,001)       (84,454)
    Purchases of short-term investments              (2,148,664)    (3,163,643)    (4,432,301)
    Maturities of short-term investments              1,502,451      2,698,313      3,417,724
    Sales of short-term investments                     664,379        588,174        662,320
    Proceeds from sale of assets                             --         10,750             --
    Other                                                 9,444         10,323          6,327
                                                    -----------    -----------    -----------
  Net cash (used) provided by investing activities      (37,186)        42,916       (430,384)
                                                    -----------    -----------    -----------
  Total increase (decrease) in cash and
    cash equivalents                                $    63,022    $  (166,643)   $    83,738
  Cash and cash equivalents -- beginning of period      145,521        312,164        228,426
                                                    -----------    -----------    -----------
  Cash and cash equivalents -- end of period            208,543        145,521        312,164
  Short-term investments -- end of period               824,930        879,234      1,009,067
                                                    -----------    -----------    -----------
  Cash and short-term investments -- end of period  $ 1,033,473    $ 1,024,755    $ 1,321,231
                                                    ===========    ===========    ===========



  See notes to consolidated financial statements.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

- Accounts receivable include geographically dispersed end users, distributors, resellers, and OEM customers. No collateral is required. Reserves are provided for sales returns, product exchanges and bad debts.

- Inventories are stated at the lower of cost (first-in, first-out method) or market.

- Plant and equipment are carried at cost less accumulated depreciation and amortization.

- Provision for depreciation and amortization is computed on the straight-line method over the estimated useful lives of the assets, or lease term if shorter, and are as follows:

  ASSET CLASSIFICATION                                                  Useful Lives
  Buildings                                                                30 years
  Furniture and equipment                                                 3-5 years
  Leasehold improvements and other                                        3-7 years
  Intangible assets                                                      3-15 years

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

- The cost of advertising is expensed as incurred. Advertising expenses totaled $42 million, $48 million, and $57 million in fiscal 1997, 1996, and 1995 respectively.

- Net income per share is computed using the weighted average number of common shares outstanding during each year, including common stock equivalents (unless antidilutive). Common stock equivalents consist of outstanding stock options.

The Company intends to adopt Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share" effective for the Company for the year ended October 31, 1998. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. The Company does not expect the new diluted disclosure to be materially different from the current earnings per share disclosure.

The Financial Accounting Standards Board approved the new American Institute of Certified Public Accountants Statement of Position (SOP 97-2), "Software Revenue Recognition." SOP 97-2 will be effective for the Company beginning in fiscal 1999. The Company is currently assessing the impact, if any, of SOP 97-2 on its revenue recognition policy.

Certain reclassifications, none of which affected net income, have been made to the prior years' amounts in order to conform to the current year's presentation.


B                              SIGNIFICANT EVENTS

During the third quarter of fiscal 1997, Novell took measures to reduce and realign its resources and better manage and control its business. These measures were in response to declines in sales of boxed products through indirect distribution channel customers, controlled shifts to multi-product licenses, lower licensing revenue of certain older products to OEM's, as well as competitive pressures in the small network market. Specifically, the Company did not ship boxed products to its indirect distribution channel customers except to accommodate product exchanges and returns. In addition, the Company reduced its workforce by approximately 1,000 employees, or 17%, and consolidated a number of facilities. This resulted in a one-time restructuring charge of $55 million, principally comprised of severance and excess facilities costs. The restructuring charge contributed a loss of $0.10 per share, net of tax, to the reported loss in fiscal 1997.

During the second quarter of fiscal 1996, the Company implemented a change to its traditional distribution stocking policy that significantly reduced revenue and earnings in that quarter. The change in the Company's traditional distribution stocking policy was to respond to changing market conditions over the prior two years. Direct customer and OEM licensing programs grew from less than 5% of revenue to more than 40% of revenue. This shift in customer buying preferences changed the Company's reliance on boxed product flowing through the indirect distribution channel. In order to deal with this changing environment, the Company did not ship boxed product to its indirect distribution channel customers except to accommodate product exchanges and returns during the second quarter of fiscal 1996, which had the effect of reducing inventories within the indirect distribution channel, as well as significantly reducing revenue in the quarter.

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

In December 1995, Novell sold its UnixWare product line to the Santa Cruz Operation, Inc. (SCO). The Company realized a small gain and recorded $19 million of UNIX technology royalty revenue from this transaction in the first quarter of fiscal 1996. Under the agreement, Novell received approximately six million shares of SCO common stock, resulting in ownership of approximately 17% of the outstanding SCO common stock. In addition, Novell continues to receive revenue from previously existing licenses for certain versions of UNIX System source code shipped prior to the sale to SCO.


C                        CASH AND SHORT-TERM INVESTMENTS

                                                                          FAIR MARKET
                                    Cost at      Gross        Gross        VALUE AT
                                    Oct. 31   Unrealized    Unrealized      OCT. 31
  (Dollars in thousands)             1997        Gains        Losses         1997
                                  ----------   ----------   ----------    ----------
CASH AND CASH EQUIVALENTS
  Cash                            $   84,151   $       --   $       --    $   84,151
  Repurchase agreements                4,932           --           --         4,932
  Money market fund                   42,581           --           --        42,581
  Municipal securities                76,879           --           --        76,879
                                  ----------   ----------   ----------    ----------
Cash and cash equivalents         $  208,543   $       --   $       --    $  208,543
                                  ----------   ----------   ----------    ----------
SHORT-TERM INVESTMENTS
  Municipal securities            $  463,443   $    4,551   $      (84)   $  467,910
  Money market mutual funds           88,999           --           --        88,999
  Money market preferreds            150,817           --          (17)      150,800
  Mutual funds                        14,721           33           (1)       14,753
  Equity securities                  153,785       25,829      (77,146)      102,468
                                  ----------   ----------   ----------    ----------
Short-term investments            $  871,765   $   30,413   $  (77,248)   $  824,930
                                  ----------   ----------   ----------    ----------
Cash and short-term investments   $1,080,308   $   30,413   $  (77,248)   $1,033,473
                                  ==========   ==========   ==========    ==========

                                                                          FAIR MARKET
                                   Cost at       Gross        Gross        VALUE AT
                                   Oct. 26     Unrealized   Unrealized      OCT. 26
(Dollars in thousands)               1996         Gains       Losses         1996
                                  ----------   ----------   ----------    ----------
CASH AND CASH EQUIVALENTS
  Cash                            $   77,374   $       --   $       --    $   77,374
  Repurchase agreements                4,526           --           --         4,526
  Money market fund                   36,821           --           --        36,821
  Municipal securities                26,800           --           --        26,800
                                  ----------   ----------   ----------    ----------
Cash and cash equivalents         $  145,521   $       --   $       --    $  145,521
                                  ----------   ----------   ----------    ----------
SHORT-TERM INVESTMENTS
  Municipal securities            $  376,510   $    1,524   $      (12)   $  378,022
  Money market mutual funds           78,514           --           --        78,514
  Money market preferreds            224,000           --           --       224,000
  Mutual funds                        14,151           14          (10)       14,155
  Equity securities                  174,054       35,432      (24,943)      184,543
                                  ----------   ----------   ----------    ----------
Short-term investments            $  867,229   $   36,970   $  (24,965)   $  879,234
                                  ----------   ----------   ----------    ----------
Cash and short-term investments   $1,012,750   $   36,970   $  (24,965)   $1,024,755
                                  ==========   ==========   ==========    ==========

Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," was adopted in the first quarter of fiscal 1995, resulting in unrealized losses of $29 million and unrealized gains of $7 million, net of deferred taxes, as of the end of fiscal 1997 and 1996, respectively. The Company realized gains on the sales of securities of $28 million, $20 million, and $7 million in fiscal 1997, 1996, and 1995, respectively, while realizing losses on sales of securities of $11 million in fiscal 1997.


D                        PROPERTY, PLANT, AND EQUIPMENT

                                          OCT. 31      Oct. 26
(Dollars in thousands)                     1997          1996
                                         ---------    ---------
Buildings and land                       $ 262,564    $ 246,250
Furniture and equipment                    420,448      401,661
Leasehold improvements and other            82,372       75,218
                                         ---------    ---------
Property, plant, and equipment at cost     765,384      723,129
Accumulated depreciation                  (391,519)    (328,445)
                                         ---------    ---------
Property, plant, and equipment, net      $ 373,865    $ 394,684
                                         =========    =========


E                                 INCOME TAXES

At October 31, 1997, the Company had deferred tax assets of $103 million before a valuation allowance of $7 million. A portion of this asset is realizable based on the ability to offset existing deferred tax liabilities. Realization of the remaining asset is dependent on the Company's ability to generate approximately $236 million of taxable income. Of this, approximately $112 million must be earned outside the United States. Management believes that sufficient income will be earned in the future to realize this asset. Management will evaluate the realizability of the deferred tax assets quarterly and assess the need for additional valuation allowances.

As of October 31, 1997, the Company has U.S. net operating loss carryforwards from acquired companies of approximately $24 million that expire in years 1999 through 2008. Subject to certain annual limitations, these losses can be used to offset the future taxable income of these businesses. A valuation allowance of approximately $7 million has been recognized to offset the deferred tax assets related to those carryforwards. In addition, the Company has approximately $50 million of foreign loss carryforwards of which $8 million is subject to expire in 2002.


                                            OCT. 31          Oct. 26          Oct. 28
Fiscal year ended (Dollars in thousands)      1997             1996             1995
----------------------------------------   ---------        ---------        ---------

TAX EXPENSE (BENEFIT)
Current
  Federal                                  $ (53,862)       $ (19,649)       $  85,344
  State                                       (8,720)          (1,352)          20,829
  Foreign                                      5,512           12,085           36,048
                                           ---------        ---------        ---------
    Total current                            (57,070)          (8,916)         142,221
                                           ---------        ---------        ---------
Deferred
  Federal                                     (8,636)          54,794           24,382
  State                                          680            8,060            4,423
  Foreign                                     (7,248)              59             (602)
                                           ---------        ---------        ---------
    Total deferred                           (15,204)          62,913           28,203
                                           ---------        ---------        ---------
    Total tax expense (benefit)            $ (72,274)       $  53,997        $ 170,424
                                           =========        =========        =========

                                                                 OCT. 31     Oct. 26   Oct. 28
Fiscal year ended (Dollars in thousands)                           1997        1996      1995
                                                                ---------   --------  --------
DIFFERENCES BETWEEN THE U.S. STATUTORY AND EFFECTIVE TAX RATES
  U.S. statutory rate                                               (35.0%)     35.0%     35.0%
  State income taxes, net of federal tax effect                      (3.5)       3.1       3.2
  Research and development tax credits                               (5.0)      (1.3)     (1.6)
  FSC benefit                                                          --       (0.9)     (0.7)
  Tax exempt income                                                  (6.5)      (5.6)     (2.0)
  Foreign losses not tax benefited                                    4.7         --        --
  Other, net                                                         (2.7)      (0.3)     (0.4)
                                                                ---------   --------  --------
  Effective tax rate                                                (48.0%)     30.0%     33.5%
                                                                =========   ========  ========

DOMESTIC AND FOREIGN COMPONENTS OF INCOME BEFORE TAXES
  Domestic                                                      $(100,673)  $180,198  $450,094
  Foreign                                                         (49,897)      (210)   58,635
                                                                ---------   --------  --------
  Total income before taxes                                     $(150,570)  $179,988  $508,729
                                                                =========   ========  ========
  Cash paid for income taxes                                    $  16,498   $ 26,370  $162,020
                                                                =========   ========  ========


                                                                 OCT. 31     Oct. 26
DEFERRED INCOME TAXES AS OF                                        1997        1996
                                                                ---------   --------

Deferred tax assets
  Receivable valuation accounts                                 $   8,094   $ 17,824
  Restructuring provision                                           5,493      6,141
  Reserves and accruals                                            15,329     22,388
  Foreign earnings and loss carryforwards                          47,442     13,496
  Other individually immaterial items                              26,619     25,367
                                                                ---------   --------
                                                                  102,977     85,216
  Valuation allowance for deferred tax assets                      (7,462)    (7,462)
                                                                ---------   --------
                                                                   95,515     77,754
Deferred tax liabilities
  Unrealized gain on investments                                   (2,748)   (26,997)
                                                                ---------   --------
  Net deferred tax assets                                       $  92,767   $ 50,757
                                                                =========   ========


F                         COMMITMENTS AND CONTINGENCIES

Rent expense for operating and month-to-month leases was $23 million, $29 million, and $32 million in fiscal 1997, 1996, and 1995, respectively.

As of October 31, 1997, the Company has various operating leases with remaining terms of more than one year. These leases have minimum annual lease commitments of $25 million in fiscal 1998, $15 million in fiscal 1999, $10 million in fiscal 2000, $7 million in fiscal 2001, $7 million in fiscal 2002, and $24 million thereafter. Furthermore, the Company has $21 million of minimum rentals to be received in the future.

The Company currently has a $10 million unsecured revolving bank line of credit, with interest at the prime rate. The line can be used for either letter of credit or working capital purposes. The line is subject to the terms of a loan agreement containing financial covenants and restrictions, none of which are expected to significantly affect the Company's operations. At October 31, 1997, there were no borrowings, letter of credit acceptances, or commitments under such line.

The Company has an additional $5 million credit facility with another bank which is not subject to a loan agreement. At October 31, 1997, standby letters of credit of $200,000 were outstanding under this agreement.

In August 1997, the Company entered into an agreement to lease five buildings being constructed on land owned by the Company in San Jose, California. The lessor of the building has committed to fund up to $157 million for construction of the buildings, with the portion of the committed amount actually utilized to be determined by the Company. Rent obligations for the buildings will commence upon the Company's occupation of the buildings in fiscal 1999. Additionally in December 1997, the Company entered into an agreement to lease two buildings being constructed on land owned by the Company in Provo, Utah. The lessor of the building has committed to fund up to $115 million for the construction of the buildings, with the portion of the committed amount actually utilized to be determined by the Company. Rent obligations for the building will commence upon the Company's occupation of the buildings in fiscal 2000. Each lease is for a period of seven years. Each lease can be renewed for two additional five year periods, subject to the approval of the lender and the Company at the sole discretion of each party. Annual rent under each agreement is determined by taking the portion of the committed amount actually utilized and associated capitalized interest accrued during the construction period and multiplying this amount by the secured interest rate. The Company may, at its option, purchase the buildings during the term of the lease at approximately the amount expended by the lessor to construct and improve the buildings. If the Company does not purchase the buildings, or arrange for the sale of the buildings, at the end of the lease, the Company will guarantee the lessor no more than 85% of the residual value of the buildings (approximately $272 million) as determined at the inception of the leases. In addition, the agreement calls for the Company to maintain a specific level of restricted cash to serve as collateral for the leases and maintain compliance with certain financial covenants. The value of restricted cash held as collateral at October 31, 1997 was approximately $11 million.

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


G                                 PUT WARRANTS

During fiscal 1997, the Company sold put warrants on two million shares of its common stock for $2 million, callable on specific dates in the third quarter of fiscal 1997, giving a third party the right to sell shares of Novell common stock to the Company at contractually specified prices. The put warrant liability is the amount the Company would be obligated to pay if all the outstanding put warrants were exercised at the strike price without a cash settlement. During fiscal 1997, the Company settled all of its remaining put warrant obligations on six million shares for cash of $21 million and therefore reversed the put warrant obligation back to additional paid-in capital. During fiscal 1996, the Company sold put warrants on nine million shares of its common stock for $12 million, callable on specific dates in the third and fourth quarters of fiscal 1996 and the first and second quarters of fiscal 1997. During fiscal 1996, the Company settled put warrant obligations on five million shares for cash of $6 million.


H                             SHAREHOLDERS' EQUITY

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

The Company has 500,000 authorized shares of preferred stock with a par value of $0.10 per share, none of which was outstanding at October 31, 1997 or October 26, 1996.

At October 31, 1997, the Company had authorized stock-based compensation plans under which options to purchase shares of Company common stock could be granted to employees, consultants and outside directors. The Company applies APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its plans. Accordingly, no compensation expense (except compensation expense related to restricted stock purchase grants) has been recognized for the Company's stock-based plans. If compensation expense for the Company's stock-based compensation plans had been determined consistent with Statement of Financial Accounting Standards No. 123 (SFAS 123), the Company's net income (loss) and net income (loss) per share would have been the pro forma amounts indicated below.

                                                               Oct. 31    Oct. 26
  Fiscal year ended (In thousands, except per share amounts)     1997       1996
                                                              ---------  --------
  NET INCOME (LOSS)
  As reported                                                 $ (78,296) $125,991
  Pro forma                                                   $(106,509) $116,505

  NET INCOME (LOSS) PER SHARE
  As reported                                                 $   (0.22) $   0.35
  Pro forma                                                   $   (0.31) $   0.33

For the purpose of the above table, the fair value of each option grant is estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 1997 and 1996: a risk-free interest rate of approximately 6% for both fiscal 1997 and 1996; a dividend yield of 0.0% for both years; a weighted-average expected life of 4 years for both years; and a volatility factor of the expected market price of the Company's common stock of 0.45 for both years. Because the method of accounting prescribed by SFAS 123 has not been applied to options granted prior to October 28, 1995, the resulting pro forma compensation expense may not be representative of that to be expected in future years.

The Company currently has two option plans. The Company's 1991 Stock Plan, as amended, (the "1991 Plan") provides for the issuance of incentive and nonstatutory stock options, stock purchase rights, stock appreciation rights and long-term performance awards to employees, consultants and outside directors of the Company. The Company grants nonstatutory options to virtually all employees and certain restricted stock purchase rights to selective management. The options generally are granted at the fair market value of the Company's common stock at the date of grant, vest over a four-year period, are exercisable upon vesting and expire ten years from the date of grant. The Company has reserved 60,310,928 shares of common stock for issuance under the 1991 Plan. This share reserve has increased over the past four years and will continue to increase on November 1, 1997 and November 1, 1998, based on a calculation of 2.9% of the total common stock outstanding at the previous fiscal year end. The Company also has a Non-Employee Director Stock Option Plan, as amended, (the "Director Plan") under which 1,500,000 shares are reserved for issuance. This Director Plan allows for two types of non discretionary stock option grants; an initial grant of 30,000 options at the time a director is first elected/appointed to the Board, with options vesting over four years and exercisable upon vesting; and an annual grant of 15,000 options upon reelection to the Board, with options vesting over two years and exercisable upon vesting. All options expire ten years from the date of grant.

The Company's 1986 Stock Option Plan and assumed plans due to acquisitions have terminated, and no further options may be granted under these plans. Options previously granted under these plans will continue to be administered under such plans, and any portions that expire or become unexercisable for any reason shall cancel and be unavailable for future issuance.

A summary of the status of the Company's stock option plans as of October 31, 1997 and October 26, 1996 and changes during the years ended on those dates is presented below.

                                             Fiscal 1997                    Fiscal 1996
                                     --------------------------     --------------------------
                                                    Weighted-                      Weighted-
                                     Number of       Average        Number of       Average
  Number of options in thousands      Options    Exercise Price      Options    Exercise Price
  ------------------------------     ---------   --------------     ---------   --------------
Outstanding at beginning of year        41,331           $14.77        41,281           $15.24
Granted
  Price at Fair Value                   46,617           $ 8.05        17,596           $12.59
  Price greater than Fair Value            600           $17.53            --               --
  Price less than Fair Value               975           $ 0.02           932           $  .10
Exercised                               (3,151)          $ 3.91        (5,956)          $ 5.36
Cancelled/expired                      (46,549)          $14.13       (12,522)          $16.67
                                       -------           ------       -------           ------
Outstanding at end of year              39,823           $ 8.19        41,331           $14.77
Options exercisable at year end          2,753                         16,584
                                       -------           ------       -------           ------


The following table summarizes information about stock options outstanding at October 31, 1997.

                                                OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                                 -----------------------------------------------   ---------------------------
                                                   WEIGHTED-
                                                    AVERAGE          WEIGHTED-                     WEIGHTED-
                                   OPTIONS         REMAINING          AVERAGE        OPTIONS        AVERAGE
Number of options in thousands   OUTSTANDING   CONTRACTUAL LIFE   EXERCISE PRICE   EXERCISABLE  EXERCISE PRICE
------------------------------   -----------   ----------------   --------------   -----------  --------------

$  1.83                                    3               5.14          $  1.83             3          $ 1.83
$  1.84 -- $ 6.91                     24,208               7.76          $  6.89           134          $ 3.85
$  7.50 -- $ 8.75                     11,801               9.45          $  8.61           843          $ 8.44
$  9.38 -- $14.91                      2,113               8.24          $ 11.18           776          $12.04
$ 15.38 -- $31.25                      1,698               6.93          $ 19.81           997          $21.42
                                      ------               ----          -------         -----          ------
$  1.83 -- $31.25                     39,823               8.26          $  8.19         2,753          $13.92
                                      ------               ----          -------         -----          ------


OTHER INFORMATION

In 1997, the Company implemented a stock option exchange program whereby option holders could exchange higher priced options for new options on a four new shares for five old shares ratio. Vesting remained the same as the original grant but exercisability was suspended for one year. All option holders except for outside directors and the CEO were permitted to participate in the program.

                                                                   FISCAL        Fiscal
  Number of shares and options in thousands                         1997          1996
                                                                  -------        -------

EXCHANGE PROGRAM (INCLUDED ABOVE)
Options cancelled                                                  31,457             --
Options regranted                                                  24,884             --

OTHER INFORMATION
Shares of common stock outstanding at year end                    350,938        346,059
Annual option reserve increase based on evergreen provision        10,036         10,775
Options granted as a percentage of outstanding
  common stock, net of cancellations                                   .5%           1.7%
Option holders as a percentage of total employees                     100%           100%

EMPLOYEE STOCK PURCHASE PLAN

Under the Company's 1989 Employee Stock Purchase Plan, as amended, (the "Purchase Plan"), the Company is authorized to issue up to 12,000,000 shares of common stock to its employees who work at least 20 hours a week and six months a year. Under the terms of the Purchase Plan, there are two six month offerings per year, and employees can choose to have up to 10% of their salary withheld to purchase the Company's common stock. The purchase price of the stock is 85% of the lower of the subscription date fair market value and the purchase date fair market value. Approximately 45% of the eligible employees have participated in the Purchase Plan in fiscal 1997 and 1996. Under the Purchase Plan, the Company issued 1,991,504 and 1,686,701 shares to employees in fiscal 1997 and 1996, respectively.

In accordance with APB 25, the Company does not recognize compensation expense related to employee purchase rights under the Purchase Plan. To comply with the pro forma reporting requirements of SFAS 123, compensation expense is estimated for the fair value of the employees' purchase rights using the Black-Scholes model with the following assumptions for these rights granted in 1997 and 1996: a dividend yield of 0.0% for both years; an expected life of 6 months for both years; an expected volatility factor of 0.45 for both years; and a risk-free interest rate of approximately 5.5% for 1997 and 1996. The weighted average fair value of the purchase rights granted on April 28, 1997, October 28, 1996, April 29, 1996, and October 30, 1995 was $2.72, $3.64, $5.12, and $5.93, respectively.


I                             RESTRUCTURING CHARGES

During the third quarter of fiscal 1997, the Company incurred $55 million of tax deductible restructuring charges which included $28 million for excess personnel and $27 million for redundant facilities as the Company realigned its resources to better manage and control its business. The charge for excess personnel related to approximately 1,000 employees with $21 million of severance paid and charged against the amount accrued. Of this total charge, reserves of $11 million remain as of October 31, 1997.

During the first quarter of fiscal 1996, the Company incurred $18 million of tax deductible restructuring charges for excess personnel and redundant facilities as the Company prepared for the sale of its personal productivity applications product line. There is no reserve related to this charge as of October 31, 1997.


J                     EMPLOYEE SAVINGS AND RETIREMENT PLAN

The Company adopted a 401(k) savings and retirement plan in December 1986. The plan covers all employees who are 21 years of age or older who are scheduled to complete 1,000 hours of service during any consecutive twelve-month period. Prior to January 1, 1995, the Company's retirement and savings plan contribution has been a 50% matching contribution for employee contributions up to 6% of each employee's compensation. On January 1, 1995, the Company's retirement and savings plan contribution was changed to be a 100% matching contribution for employee contributions up to 4% of each employee's compensation. Company matching contributions were $15 million, $16 million, and $17 million in fiscal 1997, 1996, and 1995, respectively.


K                          RELATED PARTY TRANSACTIONS

In fiscal 1997, 1996, and 1995, legal fees of approximately $1 million, $1 million, and $2 million, respectively, were paid to Wilson, Sonsini, Goodrich & Rosati, a law firm in which a director of the Company is a senior partner.

L                              SALES BY GEOGRAPHY


                                             OCT. 31            Oct. 26            Oct. 28
Fiscal year ended (Dollars in thousands)       1997               1996               1995
                                           -----------        -----------        -----------
Net sales
  U.S. operations                          $   707,228        $   902,684        $ 1,623,565
  Irish operations                             231,954            344,512            228,812
  Other international operations                68,508            128,564            189,568
  Eliminations                                    (379)              (904)              (771)
                                           -----------        -----------        -----------
    Total net sales                        $ 1,007,311        $ 1,374,856        $ 2,041,174
                                           ===========        ===========        ===========
Income from operations
  U.S. operations                          $    59,919        $   417,618        $   658,774
  Irish operations                             (20,003)             9,098              3,481
  Other international operations                (6,780)              (129)            20,008
  Eliminations                                (233,140)          (317,643)          (230,154)
                                           -----------        -----------        -----------
    Total income from operations           $  (200,004)       $   108,944        $   452,109
                                           ===========        ===========        ===========
Identifiable assets
  U.S. operations                          $ 1,974,222        $ 2,102,574        $ 2,437,599
  Irish operations                              12,228             57,471             54,065
  Other international operations                33,732             46,816             58,288
  Eliminations                                (109,533)          (157,395)          (133,122)
                                           -----------        -----------        -----------
    Total identifiable assets              $ 1,910,649        $ 2,049,466        $ 2,416,830
                                           ===========        ===========        ===========

The Company operates in one business segment and markets internationally through distributors who sell to dealers and end users. Intercompany sales between geographic areas are accounted for at prices representative of unaffiliated party transactions. "U.S. operations" include shipments to customers in the U.S., licensing to OEMs, and exports of finished goods directly to international customers, primarily in Canada, South America, and Asia. In fiscal 1997, 1996, and 1995, sales to international customers were approximately $452 million, $682 million, and $960 million, respectively. In fiscal 1997, 1996, and 1995, international sales to European countries were 55%, 55%, and 56%, respectively. No one foreign country accounted for more than 10% of total sales in any period. In fiscal 1997 and 1995, the Company had one multinational distributor, which accounted for 11% and 15% of revenue, respectively. Otherwise, no customer accounted for more than 10% of revenue in any period.

                               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


             THE BOARD OF DIRECTORS AND SHAREHOLDERS -- NOVELL, INC.

We have audited the accompanying consolidated balance sheets of Novell, Inc. as of October 31, 1997 and October 26, 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Novell, Inc. at October 31, 1997 and October 26, 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 1997, in conformity with generally accepted accounting principles.



                                                           /s/ ERNST & YOUNG LLP


San Jose, California
November 24, 1997

                     SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA -- UNAUDITED

                                     DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA


                                             First            Second              Third             Fourth           Fiscal
                                           Quarter           Quarter            Quarter            Quarter             Year
                                         -----------       -----------        -----------        -----------       -----------

FISCAL 1997
Net sales                                $   374,847       $   273,107        $    90,074        $   269,283       $ 1,007,311
Gross profit                                 298,876           195,932             28,403            206,654           729,865
Income (loss) before taxes                    75,277           (21,680)          (217,957)            13,790          (150,570)
Net income (loss)                             50,812           (14,634)          (121,645)             7,171           (78,296)
Net income (loss) per share                      .15              (.04)              (.35)               .02              (.22)

COMMON STOCK PRICE PER SHARE
High                                          12 3/4                13             8 3/4             10 1/2            13
Low                                            8 7/8                 7             6 9/32             7 3/8             6 9/32

FISCAL 1996
Net sales                                $   437,919       $   188,180        $   365,091        $   383,666       $ 1,374,856
Gross profit                                 341,908           119,566            289,473            317,148         1,068,095
Income (loss) before taxes                    95,580           (83,246)            84,712             82,942           179,988
Net income (loss)                             63,561           (55,359)            58,759             59,030           125,991
Net income (loss) per share                      .17              (.15)               .17                .17               .35

COMMON STOCK PRICE PER SHARE
High                                          19 1/8            14 5/8             15 5/8             12 1/4            19 1/8
Low                                           12                11 3/8             10 1/8             10                10

FISCAL 1995
Net sales                                $   493,225       $   529,508        $   537,922        $   480,519       $ 2,041,174
Gross profit                                 376,350           405,053            412,322            358,116         1,551,841
Income before taxes                          122,585           144,162            153,332             88,650           508,729
Net income                                    81,519            95,868            101,966             58,952           338,305
Net income per share                             .22               .26                .27                .16               .90

COMMON STOCK PRICE PER SHARE
High                                          20 7/8            22 1/4             23 1/4             21 5/8            23 1/4
Low                                           15 3/4            17 5/8             17 7/8             13 3/4            13 3/4


Novell's common stock trades in the over-the-counter market under the NASDAQ symbol "NOVL."

No dividends have been declared on the Company's common stock. There were 12,628 shareholders of record at December 31, 1997.

                                                        DIRECTORS AND EXECUTIVES


                               BOARD OF DIRECTORS

ERIC E. SCHMIDT
Chairman of the Board and
Chief Executive Officer

JOHN A. YOUNG  **
Vice Chairman of the Board
Retired President and Chief Executive Officer
Hewlett-Packard Company

ELAINE R. BOND  * **
Retired Chase Fellow and Sr. Consultant
The Chase Manhattan Bank, N.A.

HANS-WERNER HECTOR  *
Cofounder
SAP AG, Germany

JACK L. MESSMAN  * ** ***
President and Chief Executive Officer
Union Pacific Resources Group, Inc.

LARRY W. SONSINI
Partner
Wilson, Sonsini, Goodrich & Rosati

IAN R. WILSON  ***
Managing Partner
Dartford Partnership

*   Member of Audit Committee
**  Member of Compensation Committee
*** Member of Corporate Governance Committee


                           CORPORATE EXECUTIVE STAFF

ERIC E. SCHMIDT
Chairman of the Board and
Chief Executive Officer

DAVID R. BRADFORD
Senior Vice President,
General Counsel, and Corporate Secretary

RONALD E. HEINZ, JR.
Senior Vice President
Worldwide Sales

JENNIFER A. KONECNY-COSTA
Senior Vice President
Human Resources

RICHARD A. NORTZ
Senior Vice President
Customer Services

JOHN F. SLITZ, JR.
Senior Vice President
Marketing

CHRISTOPHER M. STONE
Senior Vice President
Strategic Business Development

GLENN RICART
Senior Vice President and
Chief Technology Officer

JAMES R. TOLONEN
Senior Vice President and
Chief Financial Officer

DARCY G. MOTT
Vice President and
Treasurer

STEWART G. NELSON
Vice President, Product Development

                                                             CORPORATE DIRECTORY


NOVELL CORPORATE
HEADQUARTERS
122 East 1700 South
Provo, Utah 84606
Ph 801 861 7000
Toll-free 800 453 1267
Fx 801 228 7077


AMERICAS REGION

NOVELL ARGENTINA
Av. Leandro N. Alem 1110,
Piso 9(degrees), 1001 Buenos Aires
Argentina
Ph 541 312 2626
Fx 541 312 8025

NOVELL BRAZIL
Av. Nacoes Unidas, 12.995
8(degrees) Andar
04578-000 - Sao Paulo - SP
Brazil
Ph 55 11 5505 4040
Fx 55 11 5505 4041

NOVELL CANADA
3100 Steeles Avenue East
Suite 500
Markham, Ontario L3R 8T3
Canada
Ph 905 940 2670
Fx 905 940 2688

NOVELL CHILE
Av. Nueva Tajamor 555
Of. 901, Las Condes
Santiago, Chile
Ph 562 3397 070
Fx 562 3397 071

NOVELL COLOMBIA
Calle 114 # 9-45
Torre B oficina 709-710
Barrio Santa Barbara
Santa Fe de Bogota
Colombia
Ph 571 6292969
Fx 571 6293509

NOVELL MEXICO
Periferico Sur 4124
Piso 8, Torre Zafiro II
Pedregal De San Angel
Mexico, D.F., C.P. 01900
Mexico
Ph 525 728 3560
Fx 525 728 3566

NOVELL VENEZUELA
Plaza La Castellana
Torre Ban Caracas
Piso 10, oficina 1004
La Castellana
Caracas, Venezuela
Ph 582 642 534
Fx 582 642 171

ASIA-PACIFIC REGION

NOVELL AUSTRALIA
Level 18
201 Miller Street
North Sydney, NSW 2060
Australia
Ph 61 2 9925 3000
Fx 61 2 9922 2113

NOVELL CHINA
6/F Annex Bldg.,
Sinochem Mansion
A2 Fuxing Menwai Ave.
Beijing 100045, P.R.China
Ph 86 10 685 68616
Fx 86 10 685 68615

NOVELL HONG KONG
Room 4601-5
China Resources Building
26 Harbour Road
Wanchai, Hong Kong
Ph 852 2 588 5288
Fx 852 2 827 6555

NOVELL INDIA*
Onward Novell Software Ltd.
62 MIDC
13th Street
Andheri (East)
Bombay 400 093, India
Ph 91 22 8342244
Fx 91 22 8342223

NOVELL JAPAN LTD.*
Toei Mishuku Bldg.
1-13-1 Mishuku
Setagaya-Ku,
Tokyo 154, Japan
Ph 81 3 5481 1551
Fx 81 3 5481 4100

NOVELL KOREA
11th Floor, Kunja Building
942-1, Daechi-dong
Kangnam-Ku
Seoul, Korea 135-280
Ph 82 2 528 1400
Fx 82 2 528 1414

NOVELL MALAYSIA
Suite 23.3 Level 23
Menara Genesis
33 Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
Ph 60 3 243 0678
Fx 60 3 243 0728

NOVELL SINGAPORE
300 Beach Road, #28-00
The Concourse
Singapore 199555
Ph 65 296 2866
Fx 65 296 1266

NOVELL TAIWAN
Room E-F, 5th Floor
168 Tun-Hwa North Road
Taipei, Taiwan, R.O.C.
Ph 886 2 718 9733
Fx 886 2 514 9806

NOVELL THAILAND
Level 23, CPTower
313 Silom Road
Bangkok, Thailand 10500
Ph 662 231 8166
Fx 662 231 8246

EUROPE, MIDDLE EAST,
AFRICA REGION

NOVELL AUSTRIA
Theresianumgasse 7
A-1040 Vienna, Austria
Ph 43 1 504 5200
Fx 43 1 504 5211

NOVELL BELGIUM
Koningin Aztridplein 2018
Antwerp, Belgium
Ph 32 3 206 01 793
Fx 32 3 206 17 99

NOVELL CZECH REPUBLIC
Klimenstska 46
11002 Prague 1
Czech Republic
Ph 42 2 2185 6611
Fx 42 2 2185 6622

NOVELL DENMARK
Slotsmarken 12
DK 2970 Horsholm, Denmark
Ph 45 45 16 00 20
Fx 45 45 16 00 40

NOVELL FINLAND
Sinimaentie 10 C
02630 Espoo, Finland
Ph 35 89 502 95 1
Fx 35 89 502 95 300

NOVELL FRANCE
Tour Framatome
1, Place de la Coupole
92084 Paris la Defense Cedex
France
Ph 33 1 47 96 60 00
Fx 33 1 47 78 94 72

NOVELL GERMANY
Monschauer Strasse 12
40549 Dusseldorf, Germany
Ph 49 211 56310
Fx 49 211 563 1250

NOVELL HUNGARY
East-West Business Center
1088 Budapest
Rakoczi ut 1-3, Hungary
Ph 36 1 266 7770
Fx 36 1 266 6360

NOVELL IRELAND
2nd Floor
The Treasury Building
Lower Grand Canal Street
Dublin 2, Ireland
Ph 353 1 605 8000
Fx 353 1 605 8200

NOVELL ISRAEL
Ackerstein Building
Medinat Hayehudim St 103
Herzliyya 46776, Israel
Ph 972 95 27 774
Fx 972 95 65 336

NOVELL ITALIA
Piazza Don Mapelli 75
Edifico U3
Sesto San Giovanni
20099 Milan, Italy
Ph 39 2 262 95 1
Fx 39 2 26295  800

NOVELL MIDDLE EAST
P.O. Box 9313
17th Floor
Dubai World Trade Center
Dubai, United Arab Emirates
Ph 971 43 16 444
Fx 971 43 19 248

NOVELL NETHERLANDS
Barbizonlaan 25
2908 MB Capelle a/d IJssel
PO Box 85024
3009 MA Rotterdam
The Netherlands
Ph 31 10 286 4444
Fx 31 10 286 4010

NOVELL NORWAY
Grensesvingen 9
Postboks 6555 Etterstad
0606 Oslo, Norway
Ph 47 22 08 77 70
Fx 47 22 08 77 71

NOVELL POLAND
ul. Sienna 64
00-825 Warsaw, Poland
Ph 48 22 620 39 79
Fx 48 22 620 31 03

NOVELL RUSSIA
Suite 524
Radisson Slavyanskaya Hotel
2, Borozhkovokaya nab.
121059 Moscow, Russia
Local Ph 7 095 941 8075
Local Fx 7 095 941 8066
Satellite Ph 44 1 819133 215
Satellite Fx 44 1 819133 238

NOVELL SOUTH AFRICA
Morning View Office Park
Bldg 4, Rivonia Road
Morningside
PO Box 1840
Rivonia 2128
Republic of South Africa
Ph 27 11 322 8300
Fx 27 11 322 8400

NOVELL SPAIN
27th Floor, Torre Europa
Paseo de la Castellana, 95
28046 Madrid, Spain
Ph 34 1 555 65 67
Fx 34 1 555 29 15

NOVELL SWEDEN
Kronborgsgrand 1
Kolding 3
Stockholm, Sweden
Ph 46 84774108
Fx 46 4684774101

NOVELL SWITZERLAND
Imperial Gebaude
2 Oberschoss
Leutschenbachstrasse 41
CH-8050 Zurich, Switzerland
Ph 41 1 308 47 47
Fx 41 1 302 04 01

UNITED KINGDOM
NOVELL HOUSE
1, Arlington Square
Downshire Way
Bracknell
Berks RG12 1WA
United Kingdom
Ph 44 1344 724000
Fx 44 1344 724001
*Joint venture

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


FINANCIAL LITERATURE
800 467-2498
408 577-8400
www.novell.com/corp/ir/index.html
irmail@novell.com

Novell's Annual Report, Corporate Fact Book, SEC filings, earnings announcements, and other financial information are available on Novell's Investor Relations Web site at www.novell.com/corp/ir/index.html. Mailed copies of financial materials can be obtained from Novell's automated telephone access system or by emailing Novell's investor relations department at irmail@novell.com.


SHAREHOLDER SERVICES
Novell, Inc.
2180 Fortune Drive
San Jose, CA 95131
800 NOVL STK
408 577-8644
shareholder_services@novell.com

Information on Novell's Annual Meeting, changes in stock registration, and other stock administration services is available through Novell's shareholder representatives.


INVESTOR RELATIONS
Novell, Inc.
2180 Fortune Drive
San Jose, CA 95131
800 317-3195
408 577-8384
irmail@novell.com

Investor-related inquiries are answered by Novell's Investor Relations staff.


CUSTOMER INFORMATION
Novell, Inc.
122 East 1700 South
Provo, UT 84606
888 321-4CRC (4272)
crc@novell.com

Information on Novell's products, programs, and services can be obtained from Novell's Customer Response Center by calling toll free 888 321-4CRC or by emailing crc@novell.com.


ANNUAL MEETING
The Company's Annual Meeting will be held on Tuesday, April 7, 1998, at 2:00 p.m. local time at Novell, 1555 North Technology Way, Building J Auditorium, Orem, Utah 84097.


FORM 10-K
A copy of the Company's Form 10-K is available without charge. To obtain a copy, please write:

Investor Relations
Novell, Inc.
2180 Fortune Drive
San Jose, CA 95131


INDEPENDENT AUDITORS
Ernst & Young LLP, San Jose, CA


TRANSFER AGENT AND REGISTRAR
ChaseMellon Shareholder Services, LLC
Ridgefield Park, NJ



Copyright (C) 1998, Novell, Inc. All Rights Reserved.
Novell, NetWare, Envoy, GroupWise, ManageWise, and Tuxedo are registered trademarks and NDS, NetWare 3, NetWare 4, NetWare 5, Novell BorderManager, BorderManager FastCache, and Novell Directory Services are trademarks of Novell, Inc. in the United States and other countries.

* Java is a trademark or registered trademark of Sun Microsystems, Inc. in the United States and other countries. Corel is a registered trademark of Corel Corporation in the United States and other countries. The Santa Cruz Operation and SCO are registered trademarks of The Santa Cruz Operation, Inc. UNIX is a registered trademark of X/Open Company, Ltd. UnixWare is a registered trademark of The Santa Cruz Operation, Inc. in the U.S. and other countries.

Designed and produced by Chikamura Design, San Francisco