Form 10-K, Exhibit 13
period 1998-10-31
NOVELL INC
filed 1999-01-29
CIK 758004

NOVELL


Everywhere we look networks matter. Around the world networks transform every aspect of business. As the world's largest network software company, Novell believes that the network is the centerpiece of every computing endeavor. More businesses, government agencies and educational institutions rely on NetWare(R) server platforms and Novell Directory Services(R) to manage and control their networks than all other alternatives combined. Directory software has become vital to how networks are managed and used in an Internet economy and Novell is the network directory leader.

Directory software is vital to an Internet world. Whenever you enter a password to access something private--through a bank ATM, a voicemail system, an e-mail program, an accounting package, a Web site--you tap into a directory. Directories control how you access data, applications, devices, and the expanding services of the Internet. Novell is the network directory leader. Over the last four years, Novell Directory Services(R) (NDS)(TM) has gained leading market share as the first full-service network directory. Now the industry is recognizing the value and promise of directories, and Novell Directory Services
(NDS) is years ahead of any competitor.

A decade and a half ago, Novell helped launch the era of connected computing. Now, we've leapt far ahead of competitors in what has become the crucial area of directory technology. The world's leading network directory is NDS. It meets two of the biggest challenges that businesses face in the networked world: how to secure and manage distributed information resources. NDS maintains information--or profiles--that defines relationships between all the resources on a network and the people that need them. Increasingly, these profiles will maintain your personal preferences and provide you with an electronic identity that you can control. New directory-enabled applications from Novell and other vendors draw on these profiles to manage network performance, control access to resources, and provide the trusted relationships necessary to build the network economy.



Applications integrated with the directory provide services customized for each user to enhance information access and help eliminate everyday, repetitive tasks. With NDS, it's about identity, it's about simplicity, and it's about time. How? NDS helps network users utilize information more effectively. NDS stores and manages the identities that can be used to determine who you are in cyberspace: what applications and information you can access, what products you buy and what communities of the Internet you call your own. Leveraging these unique profiles, NDS creates a consistent computing experience never before available. The network looks and acts the same regardless of your location: at the main office, at a hotel on the other side of the country, or in an Internet cafe on the other side of the world.

Innovation and diversity fuel growth in network solutions. Novell's objective is to make NDS the ubiquitous directory that supports resources from any vendor on a heterogeneous network. We're making sure that NDS supports open industry standards, and, in many cases, we're helping drive these standards. Beyond that, we're extending the power of NDS through partnerships. Among others, AT&T, Cisco Systems, IBM, Lucent Technologies, Nortel Networks, Oracle, and PeopleSoft are all supporting the integration of their products with NDS. And when Microsoft delivers its Active Directory, Novell will support network users with seamless interoperability. Our goal is ambitious: to give individuals network identities that define their relationships with all the resources on the network.




The directory opportunity is enormous. Network resources are expected to triple in the next three years. Novell is expanding the market for directory solutions by taking NDS to a wide variety of systems and platforms. In 1998, NDS for NT brought the management and security advantages of NDS to customers with Windows NT-based networks. In early 1999, we will begin shipping NDS for Solaris*, bringing NDS to the most popular UNIX* platform. Novell intends to expand its business around directory-enabled applications. Many are in development, and other Novell products already use NDS. For example, NetWare(R) uses NDS to provide secure access to network services. BorderManager(TM) to protect networks and speed user access to the Internet. Z.E.N.works(TM) to remotely manage and download software to Windows PCs. GroupWise(R) to enable the management of both e-mail and the entire network from a single location. And ManageWise(R) to monitor the performance of NT and NetWare servers.

THE CHAIRMAN'S
                                     LETTER

To Our Shareholders--When we calibrate Novell's accomplishments in 1998 against our plans and objectives for 1999, it is clear our strategy as the network directory leader is working. The management focus we now have in the company, the product strategy, product cycles and positioning, all contributed to real improvements at Novell. We stabilized the business and began to grow revenue, enabling us to deliver four quarters of successive earnings growth. With the support of customers, partners, and shareholders, we have infused new integrity to the Novell brand.

ACCELERATING PRODUCT DELIVERIES

Novell delivered more new products to market in 1998, at a faster pace, than in any other year in the history of this company. Of all these achievements, the delivery of NetWare(R) 5 was most important. It shipped on September 9 to move Novell(R) and Novell Directory Services(R) (NDS(TM)) squarely into the Internet marketplace. NetWare 5 is a pure IP server solution, and with NDS we offer a very, very powerful directory with tremendous scalability, many advanced features, and the potential of numerous add-on applications. NetWare 5 and NDS elevate the value of Novell's network solution. While we began the decade as the file and print sharing, local-area networking company, today we are the directory leader for wide-area business networks. We are now taking Novell's directory leadership to the Internet.

As an important indication of the future we see for Novell, the new products were all designed to contribute to directory solutions. Of note, we shipped Z.E.N.works(TM), which is a stellar example of the compelling value of directory-enabled applications. It relies on NDS to deliver dramatic cost savings by centrally managing and updating software for network connected PCs that run the various Windows* operating systems from Microsoft. In addition, we delivered GroupWise(R) 5.5, ManageWise(R) 2.6, NDS for NT, NetWare High Availability Server(TM), NetWare for SAA* 3, and BorderManager FastCache (TM).

Directory is becoming vital to an Internet world. Novell is positioned to build on its leadership in directory. We see the complexity of information systems shifting from traditional desktop PCs and central host computers to servers and the network. Information that becomes more highly distributed across networks requires directory software that can manage, control and secure these resources. With NDS and new directory-enabled applications from Novell, we intend to make an ever more significant contribution to the growing prominence of networks.



DIRECTORY SOLUTIONS DRIVE GROWTH

Novell posted solid results in fiscal 1998. Revenue grew to $1.084 billion, up from the $1.007 billion in fiscal 1997. Having appropriately sized our operating structure to match our revenue levels, we reduced operating expenses by $128 million, a 15-percent improvement over the prior year. This carefully managed effort led to a progression of increasing profitability through the year. After tax net income reached $102 million for the full year, compared to a ($78 million) loss in the prior year. Earnings per share, on a diluted basis, ramped to $0.29, compared with a loss of ($0.22) per share in fiscal 1997.

It was gratifying that growth in the deployment of directory solutions drove Novell's results during the year. Revenue from Novell's directory-enabled servers, NetWare 4 and NetWare 5, accounted for $534 million, or 49 percent of total revenue, up 12 percent from the prior year. Other software products, including new directory-enabled applications and network infrastructure software, were up 25 percent.

Our market objective is to aggressively build directory market share by converting Novell's file and print sharing installed base to directory deployments. Novell becomes a strategic vendor partner for customers that deploy NDS to manage their networks. Thus, it was significant that in 1998 licensing of Novell products for large network deployments in business and government grew 39 percent to $502 million. The pace of these gains increased through the year. By the fourth fiscal quarter, this licensing revenue contributed just over half of total revenue, and was up 54 percent from the prior year.

Longer term, Novell's goal is to build its business around directory-enabled applications that rely on NDS to be deployed across the network. Novell applications will draw on detailed profiles maintained in the directory to manage the relationships between users, applications and all other resources on a network. Approximately 20 percent of Novell's revenue in 1998 came from directory-enabled applications. Over time, we intend for this category of products to contribute an ever larger portion of total revenue.

We believe growth in the market for directory solutions has just begun. We expect the compelling value of directory to be meaningful across all market segments, from large, mid-size, and small networks to Internet Service Providers.

RECASTING NOVELL AS A PREFERRED
INTERNET PARTNER

To support our objectives, we have recast the Novell organization around values of high performance and excellence. We made valuable additions to our management team in 1998 with the appointment of Dennis R. Raney, Senior Vice President and Chief Financial Officer, and R. Michael Sheridan, Vice President, Strategic Businesses. Leadership from our new management team translates to a more effective organization, better systems and a more efficient Novell.

I am also very pleased with the additions we made to the Novell Board of Directors in 1998. Novell's board brings world-class talent and perspective to the business opportunity that we see in an Internet economy. Joining the board was Reed E. Hundt, former Chairman of the Federal Communications Commission; William N. Joy, Sun Microsystems' Co-founder and Vice President of Research; and Richard L. Nolan, William Barclay Harding Professor of Business Administration at Harvard Business School.

The improvements in our business have also enhanced our ability to partner with a number of industry leaders. NDS is becoming a ubiquitous directory solution, a defacto industry standard for discovering, managing and controlling information resources. To help realize this objective, we have engaged industry partners to ensure their products can be integrated with NDS. We are very proud of a succession of agreements that began during the year, and carried into early fiscal 1999, including Cisco, Citrix, IBM, Intel, Lucent, Nortel and Oracle, among others. These partners are helping define multi-vendor solutions that rely on the directory to work as one.

PREPARING FOR THE INTERNET ECONOMY

Taken as a whole, Novell is poised to become a more consequential player in the Internet arena as we increase our leadership in the directory space. Our opportunity is to build on the momentum generated by our successes in 1998. To that end, we plan to expand the role of Novell's directory products across our market base of business, government and education networks, and believe we can amplify this success through Internet markets. All told, our objectives are clear, our technology is superior, and I'm confident we can leverage these strengths to further accelerate the pace of Novell's growth.


/s/ DR. ERIC E. SCHMIDT

Dr. Eric E. Schmidt Chairman and Chief Executive Officer  December 21,1998

SELECTED CONSOLIDATED
FINANCIAL DATA


DOLLARS IN THOUSANDS,                OCT. 31              OCT. 31             OCT. 26               OCT. 28              OCT. 29
EXCEPT PER SHARE DATA                 1998                 1997                 1996                 1995                  1994
----------------------------------------------------------------------------------------------------------------------------------

 STATEMENT OF OPERATIONS
 Net sales                        $ 1,083,877          $ 1,007,311           $ 1,374,856          $ 2,041,174          $ 1,998,077
 Gross profit                         845,238              729,865             1,068,095            1,551,841            1,531,011
 Income (loss) from operations         98,446             (200,004)              108,944              452,109              269,943
 Income (loss) before taxes           141,634             (150,570)              179,988              508,729              297,383
 Income tax expense (benefit)          39,658              (72,274)               53,997              170,424               90,652
 Net income (loss)                    101,978              (78,296)              125,991              338,305              206,731
 Net income (loss) per share
   Basic                                  .29                 (.22)                  .35                  .92                  .57
   Diluted                                .29                 (.22)                  .35                  .90                  .56
----------------------------------------------------------------------------------------------------------------------------------

 BALANCE SHEET
 Cash and short-term investments  $ 1,007,167          $ 1,033,473           $ 1,024,755          $ 1,321,231          $   861,809
 Working capital                    1,021,005            1,148,426             1,225,987            1,464,237              990,411
 Total assets                       1,924,112            1,910,649             2,049,466            2,416,830            1,963,481
 Shareholders' equity               1,493,498            1,565,417             1,615,509            1,938,262            1,486,987
----------------------------------------------------------------------------------------------------------------------------------


See the results of operations for discussion of data comparisons.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                             FINANCIAL CONDITION
                                                      AND RESULTS OF OPERATIONS


INTRODUCTION


Novell is the leading provider of network software enabled by directory services. Novell Internet solutions make networks more manageable and secure, and reduce the total cost of ownership for organizations of every kind and size. Novell's worldwide channel, developer, education and technical support programs are the most extensive in the network computing industry.

Changes in the economic and business environment for network software have occurred in the last several years, which have led to strategic and operational changes at Novell. The Company has evolved its business to focus on software applications which leverage network capabilities and capitalize on the growth of the Internet. In fiscal 1998, the Company focused on delivering new products consistent with its strategy and began harvesting the benefits of the lower cost and restructured organization. The results were significant. Benefiting from a more productive product development organization, the Company shipped its NetWare 5 server platform ahead of schedule. This major new product release, based on pure Internet Protocol and Novell's third-generation directory, solidly positions the Company as a networking and Internet leader. The Company, along with NetWare 5, delivered a number of new applications, utilizing directory technology which robustly captures the benefits of networking and the Internet. The Company initiated its technology transition in fiscal 1996 with the sale of its UnixWare product line to Santa Cruz Operation, Inc. (SCO),as well as the sale of its personal productivity applications product line to Corel Corporation (Corel).

New software delivery technologies have enabled the Company to continue its shift from heavy reliance on physical distribution of product toward lower cost licensing agreements. Distribution channel product shipments dropped to less than one-third of total revenue in 1998. In both the third quarter of fiscal 1997 and the second quarter of fiscal 1996, the Company realigned distribution channel inventory by constraining product shipments to distribution channel partners. The Company believes these actions, which significantly reduced reported revenue in both periods, brought indirect distribution channel inventory in line with current market demand.

Fiscal 1998 also realized the full benefit of cost restructuring programs which began in fiscal 1996 and 1997. Capitalizing on workforce and facility reductions in fiscal 1997 and 1996, the Company redirected and leveraged its remaining resources to focus on critical objectives with the highest return to the business. The Company grew earnings incrementally every quarter in fiscal 1998. Through operational control, rigorous business practices, and improved internal management systems, expense structures were reduced as a percentage of revenue and moved closer to leading software company benchmarks. A newly integrated marketing team, focused on key initiatives across the Company, reduced redundant promotional and advertising expenditures. These expense controls were complemented by sequential revenue growth each quarter of fiscal 1998. Fiscal 1998 also saw a strengthening of the management team with the addition of Dennis
R. Raney, Senior Vice President and Chief Financial Officer, as well as R. Michael Sheridan, Vice President, Strategic Businesses.


RESULTS OF OPERATIONS


NET SALES                         1998      Change            1997            Change         1996
------------------------------------------------------------------------------------------------------
   Net sales (millions)         $1,084        8%             $1,007            -27%          $1,375
------------------------------------------------------------------------------------------------------


The sale of its UnixWare product line and of its personal productivity applications product line in fiscal 1996, and the decision to not ship to the indirect distribution channel in both the third quarter of fiscal 1997 and in the second quarter of fiscal 1996, make year-over-year comparisons difficult.

The analysis that follows describes the product lines consistent with the Company's current ongoing business.

Novell's product lines can be categorized into three areas, all within the software industry. They are server platforms; network infrastructure and applications; and service, training, consulting and other. Fiscal 1996 revenue also includes sales from product lines that subsequently were sold or discontinued, such as the personal productivity applications product line which was sold to Corel in March 1996, and the UnixWare product line sold to SCO in December 1995.

The server platforms product line includes directory-enabled NetWare (NetWare 4 and NetWare 5) and NetWare 3. Server platforms revenue was $626 million in fiscal 1998 compared to $613 million in fiscal 1997, and $754 million in fiscal 1996. The slight increase between fiscal 1997 and 1998 was the result of directory-enabled NetWare sales growth outpacing the sales declines in NetWare
3. The decrease between fiscal 1996 and 1997 is primarily attributable to a 50% decline in sales of NetWare 3, flat sales of NetWare 4 and the impact of not shipping into the indirect distribution channel in the second quarter of fiscal 1996 and the third quarter of fiscal 1997, as discussed previously. The server platforms product line represented 58% of revenue in fiscal 1998, compared to 61% of revenue in fiscal 1997, and 55% in fiscal 1996.

The network infrastructure and applications product line includes NetWare for SAA host connectivity products, Tuxedo royalties, BorderManager, NDS integration and high availability service products. Collaboration and management products such as GroupWise, ManageWise, and Z.E.N.works are also included in this product line. The product line had revenue of $292 million in fiscal 1998 compared to $233 million in fiscal 1997, and $328 in fiscal 1996. The increase between fiscal 1997 and 1998 was the result of revenue from newly introduced products such as BorderManager and Z.E.N.works, growth in sales of GroupWise and final royalty revenue from Tuxedo. Revenue was down from fiscal 1996 to 1997 with decreases in most products as the Company transitioned to directory-enabled applications. Network infrastructure and applications product line revenues represented 27% of revenue in fiscal 1998 compared to 23% of revenue in fiscal 1997, and 24% in fiscal 1996.

Service, training, consulting, and other includes revenue from customer service, training products and courses, consulting for network solutions, UNIX royalties, and other. These revenues were $166 million in fiscal 1998 compared to $161 million in fiscal 1997, and $230 million in fiscal 1996. The increase from fiscal 1997 to 1998 was due to the growth of service revenue more than offsetting declines in UNIX royalties and other. The decline from fiscal 1996 to 1997 is mainly the result of declining sales of UNIX licenses as well as a one-time $19 million paid-up royalty recognized on the sale of UNIX technology to SCO in fiscal 1996. Service, training, consulting, and other revenues were 15% of revenue in fiscal 1998 compared to 16% of revenue in fiscal 1997, and 16% in fiscal 1996.

Revenue from sold or discontinued product lines, made up primarily of the personal productivity applications product line, which was sold to Corel in March 1996, was $63 million in fiscal 1996. Sold or discontinued product lines were 5% of revenue in fiscal 1996.

International sales represented 42% of revenue in fiscal 1998 compared to 45% of total revenue in fiscal 1997 and 50% of revenue in fiscal 1996. International sales decreased as a percentage of revenue in all comparative periods due to weakness in sales at the Company's Japanese subsidiary.

GROSS PROFIT                         1998         Change            1997          Change          1996
----------------------------------------------------------------------------------------------------------
   Gross profit (millions)           $845          16%              $730            -32%         $1,068

   Percentage of net sales             78%                            72%                            78%
----------------------------------------------------------------------------------------------------------

The higher gross profit percentage in fiscal 1998 compared to fiscal 1997 is attributable to lower inventory management costs as the Company tightened its management of product flowing into its indirect distribution channel, as well as to the fixed portion of cost of sales being a higher percentage of the lower revenues in fiscal 1997 compared to fiscal 1998. Additionally, material costs were reduced as a greater percentage of the Company's revenues were derived from multi-product licenses rather than from the inventory intensive distribution channel. The Company's reliance on the indirect distribution channel fell significantly each successive fiscal year to approximately 33% of revenue in fiscal 1998. The lower gross profit percentage in fiscal 1997 compared to fiscal 1996 is attributable to increased inventory management costs and to the fixed portion of cost of sales being a higher percentage of lower revenue in fiscal 1997.

OPERATING EXPENSES                                   1998          CHANGE           1997           CHANGE         1996
--------------------------------------------------------------------------------------------------------------------------
   Sales and marketing (millions)                    $386            -13%           $444            -14%           $519
   Percentage of net sales                             36%                            44%                            38%
   Product development (millions)                    $225            -20%           $283              3%           $276
   Percentage of net sales                             21%                            28%                            20%
   General and administrative (millions)             $135            - 9%           $148              1%           $146
   Percentage of net sales                             12%                            15%                            11%
   Restructuring charges (millions)                    --             --            $ 55            206%           $ 18
   Percentage of net sales                             --                              5%                             1%
   Total operating expenses (millions)               $747            -20%           $930            - 3%           $959
   Percentage of net sales                             69%                            92%                            70%
--------------------------------------------------------------------------------------------------------------------------


Operating expenses declined in absolute dollars in fiscal 1998 through tighter operational control, continuous expense management and new internal management systems installed in fiscal 1998. In addition, the Company realized the benefits from corrective measures taken in fiscal 1997 and 1996 to restructure and realign its remaining resources to better manage and control its business. Operating expenses decreased as a percentage of net sales in fiscal 1998 compared to fiscal 1997 and increased as a percentage of net sales in fiscal 1997 compared to fiscal 1996.

Sales and marketing expenses decreased by 13% from fiscal 1997 to 1998 and by 14% from fiscal 1996 to 1997 primarily due to corrective actions the Company took in fiscal 1997. In addition, sales promotion and advertising expenses decreased as the Company integrated its marketing teams to focus on key initiatives across the Company, while reducing redundant expenses. Sales and marketing expenses can fluctuate as a percentage of net sales in any given period due to product promotions, advertising, and other discretionary expenses.

Product development expenses decreased significantly by 20% from fiscal 1997 to 1998 primarily due to workforce reductions in the latter half of fiscal 1997 and to continued operational control in fiscal 1998. Product development expenses increased slightly from fiscal 1996 to 1997.

General and administrative expenses decreased by 9% from fiscal 1997 to 1998 primarily due to workforce reductions in the latter half of fiscal 1997 and consolidation of administrative functions in fiscal 1998. General and administrative expenses remained relatively flat from fiscal 1996 to 1997.

During the third quarter fiscal 1997, the Company incurred $55 million of tax deductible restructuring charges for excess personnel and redundant facilities as the Company restructured and realigned its remaining resources to better manage and control its business. Of this charge, reserves of $10 million remain as of October 31, 1998, of which approximately $1 million relates to severance costs for excess personnel.

During the first quarter of fiscal 1996, the Company incurred $18 million of tax deductible restructuring charges for excess personnel and redundant facilities as the Company prepared for the sale of its personal productivity applications product line. Of this charge, reserves of $2 million remain as of October 31, 1998, none of which relates to severance costs for excess personnel.

                                           1998           Change            1997         Change            1996
---------------------------------------------------------------------------------------------------------------
Employees                                  4,557            -4%            4,770            -19%         5,870

Revenue per employee (thousands)          $  232                          $  189                        $  202
---------------------------------------------------------------------------------------------------------------


In fiscal 1998, the Company continued to align employment within the framework of the competitive environment in which the Company operates. Employment was somewhat reduced as the Company moved its resource levels closer to industry leading benchmarks.

In the third quarter of fiscal 1997, the Company reduced its headcount by approximately 1,000 employees as the Company restructured its resources to better align with expected business levels.

In fiscal 1996, the Company reduced its employment by 1,725 employees as the Company completed the sale of its UnixWare and personal productivity applications product lines and terminated or transitioned former UnixWare and personal productivity group employees to SCO, Corel, and other third parties.

OTHER INCOME, NET                                    1998         Change            1997          Change            1996
------------------------------------------------------------------------------------------------------------------------
   Other income, net (millions)                       $43            -12%            $49            -31%            $71
   Percentage of net sales                              4%                             5%                             5%
------------------------------------------------------------------------------------------------------------------------


The primary component of other income, net, is investment income, which was $45 million, $61 million, and $58 million in fiscal 1998, 1997, and 1996, respectively. The decrease in fiscal 1998 compared to fiscal 1997 is the result of net realized capital losses as the Company disposed of certain equity securities. The increase in fiscal 1997 compared to fiscal 1996 was attributable to a higher yield on a smaller average investment portfolio.

In fiscal 1996, in addition to investment income, the Company had a gain of approximately $20 million on the sale of its personal productivity applications product line.

INCOME TAX EXPENSE (BENEFIT)                          1998          Change           1997         Change            1996
------------------------------------------------------------------------------------------------------------------------
   Income tax expense (benefit) (millions)            $40            156%           $(72)          -233%            $54
   Percentage of net sales                              4%                            -7%                             4%
   Effective tax (benefit) rate                        28%                           (48%)                           30%
------------------------------------------------------------------------------------------------------------------------


At October 31, 1998, the Company had deferred tax assets of $89 million before a valuation allowance of $7 million. A portion of this asset is realizable based on the ability to offset existing deferred tax liabilities. Realization of the remaining asset is dependent on the Company's ability to generate approximately $245 million of taxable income. Of this, approximately $144 million must be earned outside the United States. Management believes that sufficient income will be earned in the future to realize this asset. Management will evaluate the realizability of the deferred tax assets quarterly and assess the need for additional valuation allowances.

The effective tax rate for fiscal 1998 was lower than the effective tax benefit rate for fiscal 1997 due to the Company's return to profitability and the resulting impact of tax benefits in fiscal 1998. Likewise, the effective tax rate for fiscal 1997 was higher than the effective tax rate for fiscal 1996 as a result of the loss from operations in fiscal 1997.

NET INCOME (LOSS) AND
NET INCOME (LOSS) PER SHARE             1998         Change          1997           Change          1996
------------------------------------------------------------------------------------------------------------
   Net income (loss) (millions)         $102          231%          $ (78)           -162%          $126
   Percentage of net sales                 9%                          -8%                             9%
   Net income (loss) per share
      Basic                             $.29          232%          $(.22)           -163%          $.35
      Diluted                           $.29          232%          $(.22)           -163%          $.35
------------------------------------------------------------------------------------------------------------



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

In the past, many information technology products were designed with two digit year codes that did not recognize century and millennium fields. As a result, these hardware and software products may not function or may give incorrect results beginning in the Year 2000. The Year 2000 issue is faced by substantially every company in the computer industry, as well as every company which relies on computer systems. To address this issue, such hardware and software products must be upgraded or replaced to correctly process dates beginning in the Year 2000.

The Company has created a company-wide Year 2000 team to identify and resolve Year 2000 issues associated either with the Company's internal systems or the products and services sold by the Company. As part of this effort, the Company is communicating with its main suppliers of technology products and services regarding the Year 2000 status of such products and services. The Company has identified and tested the majority of its main internal systems, and expects to complete testing by mid-1999. The Company has completed a significant portion of the implementation of needed Year 2000 related modifications to its information systems, and expects to complete implementation during 1999. The Company has also begun assessing its internal non-information technology systems, and expects to complete testing and any needed modifications to these systems in 1999.

The Company's total cost relating to these activities has not been and is not expected to be material to the Company's financial position, results of operations, or cash flows. The Company believes that necessary modifications will be made on a timely basis. However, there can be no assurance that there will not be a delay in, or increased costs associated with, the implementation of such modifications, or that the Company's suppliers will adequately prepare for the Year 2000 issue. It is possible that any such delays, increased costs, or supplier failures could have a material adverse impact on the Company's operations and financial results, by, for example, impacting the Company's ability to deliver products or services to its customers. The Company expects in mid-1999 to finalize its assessment of risks and contingency planning for potential operational or performance problems related to Year 2000 issues with its information systems.

The Company's Year 2000 effort has included Year 2000 testing for Novell products currently on, and some that were previously on, the Company's price list. Generally, for products that were identified as needing updates to address Year 2000 issues, the Company has prepared or is preparing updates, or has removed or is removing the product from its price list. The Company's total costs relating to these activities has not been and is not expected to be material to the Company's financial position or results of operations. Some of the Company's customers are using product versions that the Company will not support for Year 2000 issues; the Company is encouraging these customers to migrate to current product versions that are Year 2000 ready.

The Company's Year 2000 Web site at www.novell.com/year2000/provides information on its products that are Year 2000 ready and general information on the Company's Year 2000 efforts. For third party products which the Company distributes with its products, the Company has sought Year 2000 readiness status from the product manufacturers. Customers who use the third-party products are directed to the product manufacturer for detailed Year 2000 status information.

The Company believes that its current products, with any applicable updates, are well prepared for Year 2000 date issues, and the Company plans to provide support for these products' Year 2000 date-related issues, as described in the Company's support policy statements. However, there can be no guarantee that one or more current Company products do not contain Year 2000 date issues may result in material costs to the Company. Because it is in the business of selling software products, the Company's risk of being subjected to lawsuits relating to Year 2000 issues with its software products is likely to be greater than that of companies in other industries. Because computer systems may involve hardware, firmware and software components from different manufacturers, it may be difficult to determine which component in a computer system may cause a Year 2000 issue. As a result, the Company may be subjected to Year 2000 related lawsuits independent of whether its products and services are Year 2000 ready. The outcomes of any such lawsuits and the impact on the Company cannot be determined at this time.

Novell believes that it has the product offerings, facilities, personnel, and competitive and financial resources for continued business success, but future revenues, costs, margins, product mix, and profits are all influenced by a number of factors, such as those discussed above, as well as risks described in detail in the Company's fiscal 1998 report on Form 10-K.



LIQUIDITY AND CAPITAL RESOURCES


                                                     1998         Change            1997          Change          1996
---------------------------------------------------------------------------------------------------------------------------
   Cash and short-term investments (millions)      $1,007            -3%          $1,033              1%         $1,025
   Percentage of total assets                          52%                            54%                            50%
---------------------------------------------------------------------------------------------------------------------------


Cash and short-term investments decreased to $1,007 million at October 31, 1998 from $1,033 million at October 31, 1997. This decrease can be attributed to $294 million provided by operating activities, $55 million provided by issuances of common stock, and $10 million provided by other investing activities, more than offset by $57 million of cash used for expenditures on property, plant and equipment, $245 million used to repurchase common stock, and the $83 million cash, reserved as collateral for building leases. The investment portfolio is diversified among security types, industry groups, and individual issuers. To achieve potentially higher returns, a limited portion of the Company's investment portfolio is invested in mutual funds which incur market risk. The Company believes that the market risk has been limited by diversification and by use of a funds management timing service which switches funds out of mutual funds and into money market funds when preset signals occur.

The Company's investment portfolio includes securities with gross unrealized losses of $40 million as of October 31, 1998. The securities with material unrealized losses are Corel common stock, which was obtained in March 1996 upon the Company's sale of its personal productivity applications product line and SCO common stock, which was obtained in December 1995 upon the sale of the Company's UnixWare product line. It is the Company's intention to continue to dispose of such shares over the coming periods.

The Company's principal source of liquidity has been from operations. At October 31, 1998, the Company's principal unused sources of liquidity consisted of cash and short-term investments and available borrowing capacity of approximately $15 million under its credit facilities. The Company's liquidity needs are principally for the Company's financing of accounts receivable, capital assets, strategic investments, product development, and flexibility in a dynamic and competitive operating environment.

During fiscal 1998, the Company has continued to generate cash from operations. The Company anticipates being able to fund its current operations and capital expenditures planned for the foreseeable future with existing cash and short-term investments together with internally generated funds. The Company believes that borrowings under the Company's credit facilities, or public offerings of equity or debt securities are available if the need arises. Investments will continue in product development and in new and existing areas of technology. Cash may also be used to acquire technology through purchases and strategic acquisitions. Capital expenditures in fiscal 1999 are anticipated to be approximately $45 million, but could be reduced if the growth of the Company is less than presently anticipated.

In June 1998, the Company announced its intent to repurchase and retire up to 10 percent, or approximately 35 million shares, of Novell common stock over the next twelve months. During fiscal 1998, the Company repurchased and retired approximately 21 million shares at a cost of approximately $245 million.



FINANCIAL MARKET RISKS


The Company is exposed to financial market risks, including changes in interest rates, foreign currency exchange rates and marketable equity security prices. To mitigate these risks, the Company utilizes currency forward contracts and currency options. The Company does not use derivative financial instruments for speculative or trading purposes, and no derivative financial instruments were outstanding at October 31, 1998.

The primary objective of the Company's investment activities is to preserve principal while maximizing yields without significantly increasing risk. This is accomplished by investing in widely diversified short-term investments, consisting primarily of investment grade securities, substantially all of which either mature within the next twelve months or have characteristics of short-term investments. A hypothetical 50 basis point increase in interest rates would result in an approximate $6 million decrease (less than 0.6%) in the fair value of the Company's available-for-sale securities.

The Company hedges currency risks of investments denominated in foreign currencies with currency forward contracts. Gains and losses on these foreign currency investments would generally be offset by corresponding losses and gains on the related hedging instruments, resulting in negligible net exposure to the Company. A substantial majority of the Company's revenue, expense and capital purchasing activities are transacted in U.S. dollars. However, the Company does enter into these transactions in other currencies, primarily Japanese yen and certain other Asian and European currencies. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, the Company has established balance sheet hedging programs. Currency forward contracts and currency options are utilized in these hedging programs. The Company's hedging programs reduce, but do not always entirely eliminate, the impact of foreign currency exchange rate movements. An adverse change of 10% in exchange rates would result in a decline in income before taxes of approximately $6 million.

The Company is exposed to equity price risks on equity securities included in its portfolio of investments entered into for the promotion of business and strategic objectives. These investments are generally in small capitalization stocks in the high-technology industry sector. The Company typically does not attempt to reduce or eliminate its market exposure on these securities. A 10% adverse change in equity prices would result in an approximately $8 million decrease in the fair value of the Company's available-for-sale securities.

All of the potential changes noted above are based on sensitivity analyses performed on the Company's financial positions at October 31, 1998. Actual results may differ materially.

                                                      CONSOLIDATED STATEMENTS OF
                                                       OPERATIONS

AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA
                                                        OCT. 31          OCT. 31          OCT. 26
        Fiscal year ended                                  1998             1997             1996
-------------------------------------------------------------------------------------------------
        Net sales                                    $1,083,887       $1,007,311       $1,374,856
        Cost of sales                                   238,649          277,446          306,761
-------------------------------------------------------------------------------------------------
        Gross profit                                    845,238          729,865        1,068,095
        Operating expenses
           Sales and marketing                          386,114          443,494          518,846
           Product development                          225,247          282,680          275,627
           General and administrative                   135,431          148,360          146,236
           Restructuring charges                             --           55,335           18,442
-------------------------------------------------------------------------------------------------
        Total operating expenses                        746,792          929,869          959,151
-------------------------------------------------------------------------------------------------
        Income (loss) from operations                    98,446         (200,004)         108,944

        Other income (expense)
           Investment income                             44,727           61,315           58,195
           Gain on sale of assets                            --               --           19,815
           Other, net                                    (1,539)         (11,881)          (6,966)
-------------------------------------------------------------------------------------------------
        Other income, net                                43,188           49,434           71,044
-------------------------------------------------------------------------------------------------
        Income (loss) before taxes                      141,634         (150,570)         179,988
        Income tax expense (benefit)                     39,658          (72,274)          53,997
-------------------------------------------------------------------------------------------------
        Net income (loss)                            $  101,976       $  (78,296)      $  125,991
-------------------------------------------------------------------------------------------------
        Weighted average shares outstanding
          Basic                                         350,525          348,149          355,478
          Diluted                                       356,437          349,429          357,919
-------------------------------------------------------------------------------------------------
        Net income (loss) per share
          Basic                                      $      .29       $     (.22)      $      .35
          Diluted                                    $      .29       $     (.22)      $      .35
-------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

                                                       CONSOLIDATED
                                                                 BALANCE SHEETS

                                                                     OCT. 31         OCT. 31
DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA                           1998            1997
----------------------------------------------------------------------------------------------

        ASSETS
        CURRENT ASSETS
           Cash and short-term investments                         $1,007,167       $1,033,473
           Receivables, less allowances
             ($47,921--1998, $33,053--1997)                           246,577          211,531
           Inventories                                                  3,562           10,656
           Prepaid expenses                                            63,165           57,685
           Deferred and refundable income taxes                        95,343          134,210
           Other current assets                                        19,886           22,827
----------------------------------------------------------------------------------------------
        Total current assets                                        1,435,700        1,470,382
        Property, plant, and equipment, net                           346,196          373,865
        Long-term investments                                         114,815           19,107
        Other assets                                                   27,401           47,295
----------------------------------------------------------------------------------------------
        Total assets                                               $1,924,112       $1,910,649
----------------------------------------------------------------------------------------------

        LIABILITIES AND
        SHAREHOLDERS' EQUITY
        CURRENT LIABILITIES
           Accounts payable                                        $   77,987       $   82,759
           Accrued compensation                                        52,348           51,397
           Accrued marketing liabilities                               16,383           27,728
           Other accrued liabilities                                   62,206           85,157
           Income taxes payable                                        64,057               --
           Deferred revenue                                           141,714           74,915
----------------------------------------------------------------------------------------------
        Total current liabilities                                     414,695          321,956
        Minority interests                                             15,919           23,276
        SHAREHOLDERS' EQUITY
        Common stock, par value $.10 per share
           Authorized   600,000,000 shares
           Issued       337,592,460 shares, 1998
                        350,937,812 shares, 1997                       33,759           35,094
        Additional paid-in capital                                    200,897          378,582
        Retained earnings                                           1,290,337        1,188,361
        Unearned stock compensation                                    (5,396)          (7,189)
        Cumulative translation adjustment                              (1,753)            (666)
        Unrealized (loss) on investments                              (24,346)         (28,765)
----------------------------------------------------------------------------------------------
        Total shareholders' equity                                  1,493,498        1,565,417
----------------------------------------------------------------------------------------------
        Total liabilities and shareholders' equity                 $1,924,112       $1,910,649
----------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

                                                  CONSOLIDATED STATEMENTS OF
                                                           SHAREHOLDERS' EQUITY

                                           COMMON          COMMON       ADDITIONAL
                                           STOCK           STOCK         PAID-IN       RETAINED
AMOUNTS IN THOUSANDS                       SHARES          AMOUNT         CAPITAL       EARNINGS          OTHER        TOTAL
------------------------------------------------------------------------------------------------------------------------------
  BALANCE--OCT. 28, 1995                  371,567         $37,157       $737,481      $1,140,666       $ 22,958     $1,938,262

  Stock issued from stock plans             7,651             765         58,485              --        (11,091)        48,159
  Stock plans' income tax benefits             --              --         14,027              --             --         14,027
  Shares cancelled                           (159)           (16)         (2,119)             --          1,655           (480)
  Shares repurchased and retired          (33,000)         (3,300)      (452,401)             --             --       (455,701)
  Sale of put warrants                         --              --        (77,830)             --             --        (77,830)
  Settlement of put warrants                   --              --         32,188              --             --         32,188
  Unrealized loss on investments               --              --             --              --        (16,054)       (16,054)
  Unearned stock compensation                  --              --             --              --          8,013          8,013
  Cumulative translation adjustment            --              --             --              --         (1,066)        (1,066)
  Net income                                   --              --             --         125,991             --        125,991
------------------------------------------------------------------------------------------------------------------------------

  BALANCE--OCT. 26, 1996                  346,059         $34,606       $309,831      $1,266,657        $ 4,415     $1,615,509

  Stock issued from stock plans             5,142             514         33,841              --         (8,508)        25,847
  Stock plans' income tax benefits             --              --          3,927              --             --          3,927
  Shares cancelled                           (263)           (26)         (2,707)             --             --         (2,733)
  Sale of put warrants                         --              --          2,300              --             --          2,300
  Settlement of put warrants                   --              --         31,390              --             --         31,390
  Unrealized loss on investments               --              --             --              --        (36,138)       (36,138)
  Unearned stock compensation                  --              --             --              --          5,460          5,460
  Cumulative translation adjustment            --              --             --              --         (1,849)        (1,849)
  Net (loss)                                   --              --             --         (78,296)            --        (78,296)
------------------------------------------------------------------------------------------------------------------------------

  BALANCE--OCT. 31, 1997                  350,938         $35,094       $378,582      $1,188,361       $(36,620)    $1,565,417

  Stock issued from stock plans             7,675             767         55,130              --         (1,032)        54,865
  Stock plans' income tax benefits             --              --         10,261              --             --         10,261
  Shares cancelled                            (20)            (2)           (212)             --             --           (214)
  Shares repurchased and retired          (21,000)        (2,100)       (242,864)             --             --       (244,964)
  Unrealized gain on investments               --              --             --              --          4,419          4,419
  Unearned stock compensation                  --              --             --              --          2,825          2,825
  Cumulative translation adjustment            --              --             --              --         (1,087)        (1,087)
  Net income                                   --              --             --         101,976             --        101,976
------------------------------------------------------------------------------------------------------------------------------

  BALANCE--OCT. 31, 1998                  337,593         $33,759      $ 200,897      $1,290,337      $ (31,495)    $1,493,498
------------------------------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

                                             CONSOLIDATED STATEMENTS OF
                                                                 CASH FLOWS
DOLLARS IN THOUSANDS

                                                                              OCT. 31          OCT. 31          OCT. 26
        Fiscal year ended                                                       1998             1997             1996
------------------------------------------------------------------------------------------------------------------------
        CASH FLOWS FROM
        OPERATING ACTIVITIES
        Net income (loss)                                                   $  101,976      $   (78,296)      $  125,991
        ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET
        CASH PROVIDED (USED) BY OPERATING ACTIVITIES
           Depreciation and amortization                                        76,170           91,075          104,782
           Gain on non-cash sale of assets                                          --               --          (19,815)
           Stock plans' income tax benefits                                     10,261            3,927           14,027
           (Increase) decrease in receivables                                  (32,105)         217,969           18,110
           Decrease in inventories                                               7,094            6,181            6,188
           (Increase) decrease in prepaids                                      (5,480)          (9,404)           2,295
           Decrease (increase) in deferred and
             refundable income taxes                                            43,662          (93,082)          36,550
           Increase (decrease) in current liabilities, net                      92,739          (42,816)         (96,173)
------------------------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                              294,317           95,554         191,955
------------------------------------------------------------------------------------------------------------------------


        CASH FLOWS FROM
        FINANCING ACTIVITIES
           Issuance of common stock, net                                        54,650           23,114           47,679
           Repurchases of common stock                                        (244,964)              --         (455,701)
           Sale of put warrants                                                     --            2,300           12,195
           Settlement of put warrants                                               --          (20,760)          (5,687)
------------------------------------------------------------------------------------------------------------------------
        Net cash (used) provided by financing activities                      (190,314)           4,654         (401,514)
------------------------------------------------------------------------------------------------------------------------


        CASH FLOWS FROM
        INVESTING ACTIVITIES
           Expenditures for property, plant, and equipment                     (57,375)         (64,796)        (101,001)
           Purchases of short-term investments                              (2,048,391)      (2,148,664)      (3,163,643)
           Maturities of short-term investments                              1,512,251        1,502,451        2,698,313
           Sales of short-term investments                                     535,405          664,379          588,174
           Proceeds from sale of assets                                            --                --           10,750
           Increase in restricted cash                                        (83,107)          (11,371)              --
           Other                                                                5,754            20,815           10,323
------------------------------------------------------------------------------------------------------------------------
        Net cash (used) provided by investing activities                      (135,463)         (37,186)         (42,916)
------------------------------------------------------------------------------------------------------------------------


        Total increase (decrease) in cash and
           cash equivalents                                                 $   31,460      $    63,022       $ (166,643)
        Cash and cash equivalents--beginning of period                         208,543          145,521          312,164
------------------------------------------------------------------------------------------------------------------------
        Cash and cash equivalents--end of period                               177,083          208,543          145,521
        Short-term investments--end of period                                  830,084          824,930          879,234
------------------------------------------------------------------------------------------------------------------------
        Cash and short-term investments--end of period                      $1,007,167      $ 1,033,473       $1,024,755
------------------------------------------------------------------------------------------------------------------------


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

The following summarizes the significant accounting policies of the Company:

- The Company considers all highly liquid debt instruments purchased with a term to maturity of three months or less to be cash equivalents. Short-term investments are widely diversified, consisting primarily of short-term investment grade securities, substantially all of which either mature within the next twelve months or have characteristics of short-term investments. Municipal securities included in short-term investments have contractual maturities ranging from 1 to 5 years. Money market preferreds have contractual maturities of less than 180 days. No other short-term investments have contractual maturities. All marketable debt and equity securities are included in cash and short-term investments and are considered available-for-sale and carried at fair market value, with the unrealized gains and losses, net of tax, included in shareholders' equity. Fair market values are based on quoted market prices where available; if quoted market prices are not available, then fair market values are based on quoted market prices of comparable instruments. The cost of securities sold is based on the specific identification method. Such securities are anticipated to be used for current operations and are therefore classified as current assets, even though some maturities may extend beyond one year.

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

- Provision for depreciation and amortization is computed on the straight-line method over the estimated useful lives of the assets, or lease term if shorter, and are as follows:

   ASSET CLASSIFICATION                                USEFUL LIVES
----------------------------------------------------------------------
   Buildings                                              30 years
   Furniture and equipment                               3-5 years
   Leasehold improvements and other                      3-7 years
   Intangible assets                                    3-15 years
----------------------------------------------------------------------

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

- For the Company's subsidiaries in Japan and India, the functional currency has been determined to be the local currency, and therefore assets and liabilities are translated at year-end exchange rates and income statement items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded in shareholders' equity.

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

- The cost of advertising is expensed as incurred. Advertising expenses totaled $28 million, $42 million, and $48 million in fiscal 1998, 1997, and 1996, respectively.

- In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share" (SFAS 128). SFAS 128 replaced the calculation of primary and fully diluted net income (loss) per share with basic and diluted net income (loss) per share. Accordingly, prior period net income (loss) per share has been restated in accordance with SFAS 128. Basic earnings per share exclude any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share includes any dilutive effects of options, warrants, and convertible securities, and therefore, is comparable to the earnings per share the Company previously reported as earnings per share.

In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 requires that all items to be recognized as comprehensive income be reported in a financial statement that is displayed with the same prominence as the other financial statements.
SFAS 130 will be effective for the Company beginning in fiscal 1999. The Company anticipates no material costs associated with implementing the required disclosures.

In 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," (SFAS
131). SFAS 131 changes the way public companies report information about their operating segments in annual and interim reports. SFAS 131 will be effective for the Company beginning in fiscal 1999. The Company has consistently reported information about its operating segments and believes it is essentially already in compliance with SFAS 131.

The Financial Accounting Standards Board approved the new American Institute of Certified Public Accountants Statement of Position (SOP 97-2), "Software Revenue Recognition." SOP 97-2 requires that revenue recognized from software arrangements be allocated to each element of the arrangement based on the relative fair values of the elements, such as software products, upgrades, enhancements, post contract customer support, installation, or training. Under SOP 97-2, the determination of fair value is based on objective evidence, which is specific to the vendor, when the products are sold separately. If such evidence of fair value for each element of the arrangement does not exist, all revenue from the arrangement is deferred until such time that evidence of fair value does exist or until all elements of the arrangement are delivered or fair value exists for all undelivered elements. The provisions of SOP 97-2 will be effective for the Company beginning in fiscal 1999. The Company does not believe that implementing this SOP will have a material impact on the recognized revenue of the Company.

Certain reclassifications, none of which affect net income, have been made to the prior years' amounts in order to conform to the current year's presentation.

B. CASH AND SHORT-TERM INVESTMENTS


                                                                                  Fair Market
                                       Cost at        Gross         Gross          Value at
                                       Oct. 31      Unrealized     Unrealized       Oct. 31
   (Dollars in thousands)               1998          Gains         Losses           1998
----------------------------------------------------------------------------------------------
   CASH AND CASH EQUIVALENTS
      Cash                          $   98,444     $       --     $       --      $   98,444
      Repurchase agreements              8,092             --             --           8,092
      Money market fund                 55,957             --             --          55,957
      Municipal securities              14,590             --             --          14,590
----------------------------------------------------------------------------------------------
   Cash and cash equivalents        $  177,083     $       --     $       --      $  177,083
----------------------------------------------------------------------------------------------

   SHORT-TERM INVESTMENTS
      Municipal securities          $  448,195     $    8,027     $       --      $  456,222
      Money market mutual funds         95,631             --             --          95,631
      Money market preferreds          181,719             --            (19)        181,700
      Mutual funds                      15,340             --             --          15,340
      Equity securities                128,837         30,159        (77,805)         81,191
----------------------------------------------------------------------------------------------
   Short-term investments           $  869,722     $   38,186        (77,824)     $  830,084
----------------------------------------------------------------------------------------------
   Cash and short-term investments  $1,046,805     $   38,186     $  (77,824)     $1,007,167
----------------------------------------------------------------------------------------------

                                                                                  Fair Market
                                      Cost at         Gross          Gross         Value at
                                      Oct. 31       Unrealized    Unrealized        Oct. 31
   (Dollars in thousands)              1997           Gains          Losses          1997
----------------------------------------------------------------------------------------------

   CASH AND CASH EQUIVALENTS
      Cash                          $   84,151     $       --     $       --      $   84,151
      Repurchase agreements              4,932             --             --           4,932
      Money market fund                 42,581             --             --          42,581
      Municipal securities              76,879             --             --          76,879
----------------------------------------------------------------------------------------------
   Cash and cash equivalents        $  208,543     $       --     $       --      $  208,543
----------------------------------------------------------------------------------------------

   SHORT-TERM INVESTMENTS
   Municipal securities             $  463,443     $    4,551     $      (84)     $  467,910
   Money market mutual funds            88,999             --             --          88,999
   Money market preferreds             150,817                           (17)        150,800
   Mutual funds                         14,721             33             (1)         14,753
   Equity securities                   153,785         25,829        (77,146)        102,468
----------------------------------------------------------------------------------------------
   Short-term investments           $  871,765     $   30,413     $  (77,248)     $  824,930
----------------------------------------------------------------------------------------------
   Cash and short-term investments  $1,080,308     $   30,413     $  (77,248)     $1,033,473
----------------------------------------------------------------------------------------------


The Company had unrealized losses of $24 million and $29 million at the end of fiscal 1998 and 1997, respectively, and unrealized gains of $7 million, net of deferred taxes, at the end of fiscal 1996. The Company realized gains on the sales of securities of $14 million, $28 million, and $20 million in fiscal 1998, 1997, and 1996, respectively, while realizing losses on sales of securities of $16 million in fiscal 1998 and $11 million in fiscal 1997.

C. PROPERTY, PLANT, AND EQUIPMENT


                                            Oct. 31         Oct. 31
   (Dollars in thousands)                    1998            1997
-----------------------------------------------------------------------
   Buildings and land                      $ 251,465      $ 262,564
   Furniture and equipment                   352,286        420,448
   Leasehold improvements and other           91,806         82,372
-----------------------------------------------------------------------
   Property, plant, and equipment at cost    695,557        765,384
   Accumulated depreciation                 (349,361)      (391,519)
-----------------------------------------------------------------------
   Property, plant, and equipment, net     $ 346,196      $ 373,865
-----------------------------------------------------------------------


D. INCOME TAXES

                                                                    Oct. 31         Oct. 31        Oct. 26
   Fiscal year ended (Dollars in thousands)                           1998            1997           1996
-------------------------------------------------------------------------------------------------------------
   TAX EXPENSE (BENEFIT)
   Current
      Federal                                                      $  13,783       $ (53,862)     $ (19,649)
      State                                                            9,934          (8,720)        (1,352)
      Foreign                                                         11,399           5,512         12,085
-------------------------------------------------------------------------------------------------------------
        Total current                                                 35,116         (57,070)        (8,916)
-------------------------------------------------------------------------------------------------------------

   Deferred
      Federal                                                         (2,167)         (8,636)        54,794
      State                                                           (1,878)            680          8,060
      Foreign                                                          8,587          (7,248)            59
-------------------------------------------------------------------------------------------------------------
        Total deferred                                                 4,542         (15,204)        62,913
-------------------------------------------------------------------------------------------------------------
        Total tax expense (benefit)                                $  39,658       $ (72,274)     $  53,997
-------------------------------------------------------------------------------------------------------------


   DIFFERENCES BETWEEN THE U.S. STATUTORY AND EFFECTIVE TAX RATES
      U.S. statutory rate                                               35.0%          (35.0%)         35.0%
      State income taxes, net of federal tax effect                      3.9            (3.5)           3.1
      Research and development tax credits                              (3.7)           (5.0)          (1.3)
      Tax exempt income                                                 (7.6)           (6.5)          (5.6)
      Foreign losses not tax benefited (realized)                       (3.2)            4.7             --
      Other, net                                                         3.6            (2.7)          (1.2)
-------------------------------------------------------------------------------------------------------------
      Effective tax (benefit) rate                                      28.0%          (48.0%)         30.0%
-------------------------------------------------------------------------------------------------------------

   DOMESTIC AND FOREIGN COMPONENTS OF INCOME BEFORE TAXES
      Domestic                                                     $  66,892       $(100,673)     $ 180,198
      Foreign                                                         74,742         (49,897)          (210)
-------------------------------------------------------------------------------------------------------------
      Total income before taxes                                    $ 141,634       $(150,570)     $ 179,988
-------------------------------------------------------------------------------------------------------------
      Cash paid for income taxes                                   $  18,735       $  16,498      $  26,370
-------------------------------------------------------------------------------------------------------------

                                                                                                OCT. 31        OCT. 31
   (Dollars in thousands)                                                                        1998            1997
-------------------------------------------------------------------------------------------------------------------------

   DEFERRED INCOME TAXES
   Deferred tax assets
      Credit carryforwards                                                                     $  7,024        $     --
      Receivable valuation accounts                                                              15,254           8,094
      Restructuring provision                                                                     3,026           5,493
      Reserves and accruals                                                                      12,057          15,329
      Foreign earnings and loss carryforwards                                                    30,390          47,442
      Other individually immaterial items                                                        20,925          26,619
-------------------------------------------------------------------------------------------------------------------------
                                                                                                 88,676         102,977
      Valuation allowance for deferred tax assets                                                (7,462)         (7,462)
-------------------------------------------------------------------------------------------------------------------------
                                                                                                 81,214          95,515
   DEFERRED TAX LIABILITIES
      Unrealized gain on investments                                                             (2,727)         (2,748)
-------------------------------------------------------------------------------------------------------------------------
      Net deferred tax assets                                                                  $ 78,487        $ 92,767
-------------------------------------------------------------------------------------------------------------------------


At October 31, 1998, the Company had deferred tax assets of $89 million before a valuation allowance of $7 million. A portion of this asset is realizable based on the ability to offset existing deferred tax liabilities. Realization of the remaining asset is dependent of the Company's ability to generate approximately $245 million of taxable income. Of this, approximately $144 million must be earned outside the United States. Management believes that sufficient income will be earned in the future to realize this asset. Management will evaluate the realizability of the deferred tax assets quarterly and assess the need for additional valuation allowances.

As of October 31, 1998, the Company has U.S. net operating loss carryforwards from acquired companies of approximately $15 million that expire in years 2003 through 2008. Subject to certain annual limitations, these losses can be used to offset the future taxable income of these businesses. A valuation allowance of approximately $7 million has been recognized to offset the deferred tax assets related to those carryforwards. In addition, the Company has approximately $45 million of foreign loss carryforwards of which $10 million and $15 million are subject to expire in 2002 and 2003, respectively.


E. COMMITMENTS AND CONTINGENCIES


Rent expense for operating and month-to-month leases was $18 million, $23 million, and $29 million in fiscal 1998, 1997, and 1996, respectively.

As of October 31, 1998, the Company has various operating leases with remaining terms of more than one year. These leases have minimum annual lease commitments of $22 million in fiscal 1999, $24 million in fiscal 2000, $21 million in fiscal 2001, $19 million in fiscal 2002, $18 million in fiscal 2003, and $20 million thereafter. Furthermore, the Company has $20 million of minimum rentals to be received in the future.

The Company currently has a $10 million unsecured revolving bank line of credit, with interest at the prime rate. The line can be used for either letter of credit or working capital purposes. The line is subject to the terms of a loan agreement containing financial covenants and restrictions, none of which are expected to significantly affect the Company's operations. At October 31, 1998, there were no borrowings, letter of credit acceptances, or commitments under such line. The Company has an additional $5 million credit facility with another bank which is not subject to a loan agreement. At October 31, 1998, standby letters of credit of $1 million were outstanding under this agreement.

In fiscal 1997, the Company entered into agreements to lease buildings being constructed on land owned by the Company in San Jose, California and in Provo, Utah. The lessor has committed to fund up to $272 million for construction of the buildings. The leases are for a period of seven years and can be renewed for two additional five year periods, subject to the approval of the lender and the Company, at the sole discretion of each party. Rent obligations will commence upon the Company's occupancy of the buildings in fiscal 1999 for San Jose and fiscal 2000 for Provo. Annual rent under each agreement is determined by taking the portion of the committed amount actually utilized and associated capitalized interest accrued during the construction period and multiplying this amount by the secured interest rate. If the Company does not purchase the buildings, or arrange for the sale of the buildings, at the end of the lease, the Company will guarantee the lessor no more than 85% of the residual value of the buildings. The guaranteed residual value at October 31, 1998, was approximately $245 million. In addition, the agreement calls for the Company to maintain a specific level of restricted cash to serve as collateral for the leases and maintain compliance with certain financial covenants. The value of restricted cash held as collateral at October 31, 1998 was approximately $93 million, and is included in long-term investments.

In 1993, a suit was filed due to a failed contract against a company that Novell subsequently acquired. The plaintiff obtained a jury verdict against the acquired company in 1996. Novell does not believe that the resolution of this legal matter will have a material adverse effect on its financial position, results of operations, or cash flows.

In February 1998, a suit was filed against Novell and certain of its officers and directors, alleging violation of federal securities laws. The lawsuit was brought as a purported class action on behalf of purchasers of Novell common stock from November 1, 1996 through April 22, 1997. The case is in its preliminary stages. Novell believes that the case is without merit, and intends to vigorously defend against the allegations. While there can be no assurance as to the ultimate disposition of the case, Novell does not believe that the resolution of this litigation will have a material adverse effect on its financial position, results of operations, or cash flows.

The Company is a party to a number of legal claims arising in the ordinary course of business. The Company believes the ultimate resolution of the claims will not have a material adverse effect on its financial position, results of operations, or cash flows.

F. PUT WARRANTS

In connection with the Company's stock repurchase program, the Company sold put warrants on 15 million shares of its common stock during the third quarter of fiscal 1998, giving a third party the right to sell shares of Novell common stock to the Company at contractually specified prices. The put warrants are exercisable only at maturity, expire at various dates between December 1998 and July 1999, and can only be settled in shares.

Additionally, during the third quarter of fiscal 1998, the Company purchased call options on 10 million shares of its common stock, giving the Company the right to purchase shares of Novell common stock at contractually specified prices. The call options are exercisable only at maturity and expire at various dates between December 1998 and July 1999. The premiums received from the sale of the put warrants offset in full the cost of the call options.

During fiscal 1997, the Company sold put warrants on two million shares of its common stock for $2 million, callable on specific dates in the third quarter of fiscal 1997, giving a third party the right to sell shares of Novell common stock to the Company at contractually specified prices. The put warrant liability is the amount the Company would be obligated to pay if all the outstanding put warrants were exercised at the strike price without a cash settlement. During fiscal 1997, the Company settled all of its remaining put warrant obligations on six million shares for cash of $21 million and, therefore, reversed the put warrant obligation back to additional paid-in capital. During fiscal 1996, the Company sold put warrants on nine million shares of its common stock for $12 million, callable on specific dates in the third and fourth quarters of fiscal 1996 and in the first and second quarters of fiscal 1997. During fiscal 1996, the Company settled put warrant obligations on five million shares for cash of $6 million.


G. SHAREHOLDERS' EQUITY


In December 1988, the Board of Directors adopted a Shareholder Rights Plan and amended it in March 1992 and December 1996. The plan provides for a dividend of rights, which cannot be exercised until certain events occur, to purchase shares of preferred stock of the Company. Each shareholder of record receives one right for each share of common stock owned. This plan was adopted to ensure that all shareholders of the Company receive fair value for their common stock in the event of any proposed takeover of the Company and to guard against coercive tactics to gain control of the Company without offering fair value to the Company's shareholders.

The Company has 500,000 authorized shares of preferred stock with a par value of $0.10 per share, none of which was outstanding at October 31, 1998 or October 31, 1997.

At October 31, 1998, the Company had authorized stock-based compensation plans under which options to purchase shares of Company common stock could be granted to employees, consultants and outside directors. The Company applies APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its plans. Accordingly, no compensation expense (except compensation expense related to restricted stock purchase grants)has been recognized for the Company's stock-based plans. If compensation expense for the Company's stock-based compensation plans had been determined consistent with statement of Financial Accounting Standards No. 123 (SFAS 123), the Company's net income (loss)and net income (loss)per share would have been the pro forma amounts indicated below.


                                                                           Oct. 31        Oct. 31         Oct. 26
   Fiscal year ended (In thousands, except per share amounts)               1998            1997           1996
----------------------------------------------------------------------------------------------------------------------

   Net income (loss)
   As reported                                                            $ 101,976     $  (78,296)      $125,991
   Pro forma                                                              $  61,991       (106,509)      $116,505

   Net income (loss) per share
   As reported basic                                                      $    0.29     $    (0.22)      $   0.35
   Pro forma basic                                                        $    0.18     $    (0.30)      $   0.33
   As reported diluted                                                    $    0.29     $    (0.22)      $   0.35
   Pro forma diluted                                                      $    0.18     $    (0.31)      $   0.33
----------------------------------------------------------------------------------------------------------------------

For the purpose of the above table, the fair value of each option grant is estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 1998, 1997, and 1996: a risk-free interest rate of approximately 5.4% for fiscal 1998 and 6.3% for fiscal 1997 and 1996; a dividend yield of 0.0% for all years; a weighted-average expected life of five years for fiscal 1998; and four years for fiscal 1997 and 1996; and a volatility factor of the expected market price of the Company's common stock of 0.51 for fiscal 1998; and 0.45 for fiscal 1997 and 1996. Because the method of accounting prescribed by SFAS 123 has not been applied to options granted prior to October 28, 1995, the resulting pro forma compensation expense may not be representative of that to be expected in future years. Furthermore, SFAS 123 is applicable only to options granted subsequent to October 28, 1995, therefore its pro forma effect will not be fully reflected until approximately fiscal 2000.

The Company currently has three option plans. The Company's 1991 Stock Plan, as amended, (the "1991 Plan") provides for the issuance of incentive and nonstatutory stock options, stock purchase rights, stock appreciation rights and long-term performance awards to employees, consultants and outside directors of the Company. The Company grants nonstatutory options to virtually all employees and restricted stock purchase rights to selective management. Nonstatutory options are granted at the fair market value of the Company's common stock at the date of grant, vest over a four-year period, are exercisable upon vesting and expire ten years from the date of grant. The Company has reserved 70,488,124 shares of common stock for issuance under the 1991 Plan. This share reserve has increased over the past five years and will increase on November 1, 1998, based on a calculation of 2.9% of the total common stock outstanding at the previous fiscal year end. The Company also has a Non-Employee Director Stock Option Plan, as amended, (the "Director Plan") under which 1,500,000 shares are reserved for issuance. This Director Plan allows for two types of non discretionary stock option grants; an initial grant of 30,000 options at the time a director is first elected/appointed to the Board, with options vesting over four years and exercisable upon vesting; and an annual grant of 15,000 options upon reelection to the Board, with options vesting over two years and exercisable upon vesting. All options expire ten years from the date of grant. The 1997 Stock Plan was approved by the Board of Directors in 1997 to grant options to Eric E. Schmidt, at his time of hire. The options were granted at fair market value, vest over five years and expire ten years from grant. The Company reserved 1,250,000 shares of common stock for issuance under the 1997 Stock Plan.

The Company's 1986 Stock Option Plan and assumed plans due to acquisitions have terminated, and no further options may be granted under these plans. Options previously granted under these plans will continue to be administered under such plans, and any portions that expire or become unexercisable for any reason shall cancel and be unavailable for future issuance.

A summary of the status of the Company's stock option plans as of October 31, 1998 and October 31, 1997 and changes during the years ended on those dates is presented below.


                                                                       Fiscal 1998                          Fiscal 1997
                                                            -------------------------------------------------------------------
                                                                               Weighted-                     Weighted-
                                                                Number of      Average        Number of       Average
   Number of options in thousands                                Options     Exercise Price    Options      Exercise Price
-------------------------------------------------------------------------------------------------------------------------------
   Outstanding at beginning of year                               41,073         $ 8.19         41,331         $14.77

   Granted
      Price at Fair Value                                         19,289         $10.14         47,867         $ 8.05
      Price greater than Fair Value                                   --             --            600         $17.53
      Price less than Fair Value                                     100         $ 0.10            975         $ 0.02
   Exercised                                                      (5,967)        $ 7.09         (3,151)        $ 3.91
   Cancelled/expired                                              (6,094)        $ 9.84        (46,549)        $14.13
-------------------------------------------------------------------------------------------------------------------------------
   Outstanding at end of year                                     48,401         $ 8.89         41,073         $ 8.19
   Options exercisable at year end                                15,531                         2,753
-------------------------------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at October 31, 1998.


                                                          Options Outstanding                      Options Exercisable
------------------------------------------------------------------------------------------------------------------------------
                                                                Weighted-
                                                                 Average       Weighted-                       Weighted-
                                                  Options        Remaining         Average       Options       Average
   Number of options in thousands               Outstanding  Contractual Life Exercise Price   Exercisable   Exercise Price
------------------------------------------------------------------------------------------------------------------------------

   $ 1.83                                               3           4.14         $ 1.83              3         $  1.83
   $ 1.84-- $ 6.91                                 16,382           6.86         $ 6.89         11,035         $  6.89
   $ 7.50-- $ 8.75                                 13,536           8.61         $ 8.51          3,487         $  8.59
   $ 9.38-- $ 9.94                                 10,814           9.44         $ 9.86            166         $  9.57
   $10.00-- $12.44                                  5,931           9.55         $11.19            220         $ 10.76
   $13.13-- $31.25                                  1,735           8.20         $16.76            620         $ 19.90
------------------------------------------------------------------------------------------------------------------------------
   $ 1.83-- $31.25                                 48,401           8.30         $ 8.89         15,531         $  7.87
------------------------------------------------------------------------------------------------------------------------------



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

                                                                                                Fiscal          Fiscal
   Number of shares and options in thousands                                                     1998            1997
---------------------------------------------------------------------------------------------------------------------------

   EXCHANGE PROGRAM (INCLUDED ABOVE)
   Options cancelled                                                                                 --          31,457
   Options regranted                                                                                 --          24,884

   OPTIONS AVAILABLE FOR FUTURE GRANTS                                                           16,560          19,798

   OTHER INFORMATION
   Shares of common stock outstanding at year end                                               337,592         350,938
   Annual option reserve increase based on evergreen provision                                   10,177          10,036
   Options granted as a percentage of outstanding
      common stock, net of cancellations                                                              4%             .8%
   Option holders as a percentage of total employees                                                100%            100%
---------------------------------------------------------------------------------------------------------------------------

EMPLOYEE STOCK PURCHASE PLAN

Under the Company's 1989 Employee Stock Purchase Plan, as amended, (the "Purchase Plan"), the Company is authorized to issue up to 18,000,000 shares of common stock to its employees who work at least 20 hours a week and six months a year. Under the terms of the Purchase Plan, there are two six month offerings per year, and employees can choose to have up to 10%of their salary withheld to purchase the Company's common stock. The purchase price of the stock is 85% of the lower of the subscription date fair market value and the purchase date fair market value. Approximately 45% of the eligible employees have participated in the Purchase Plan in fiscal 1998 and 1997. Under the Purchase Plan, the Company issued 1,708,028 and 1,991,504 shares to employees in fiscal 1998 and 1997, respectively.

In accordance with APB 25, the Company does not recognize compensation expense related to employee purchase rights under the Purchase Plan. To comply with the pro forma reporting requirements of SFAS 123, compensation expense is estimated for the fair value of the employees' purchase rights using the Black-Scholes model with the following assumptions for these rights granted in fiscal 1998, 1997, and 1996: a dividend yield of 0.0% for all years; an expected life of 6 months for all years; an expected volatility factor of 0.51 for fiscal 1998, and
0.45 in fiscal 1997 and 1996; and a risk-free interest rate of approximately 5.5% for all years. The weighted average fair value of the purchase rights granted on April 28, 1998, October 28, 1997, April 28, 1997, October 28, 1996, April 29, 1996, and October 30, 1995, was $2.64, $2.25, $1.99,
and $2.66, $3.62, and 4.33, respectively.

H. RESTRUCTURING CHARGES


During the third quarter of fiscal 1997, the Company incurred $55 million of tax deductible restructuring charges which included $28 million for excess personnel and $27 million for redundant facilities as the Company restructured and realigned its remaining resources to better manage and control its business. The charge for excess personnel related to approximately 1,000 employees with $21 million of severance paid and charged against the amount accrued. Of this charge, reserves of $10 million remain as of October 31, 1998, of which approximately $1 million relates to severance cost for excess personnel.

During the first quarter of fiscal 1996, the Company incurred $18 million of tax deductible restructuring charges for excess personnel and redundant facilities as the Company prepared for the sale of its personal productivity applications product line. Of this charge, reserves of $2 million remain as of October 31, 1998, none of which relates to severance costs for excess personnel.


I. EMPLOYEE SAVINGS AND RETIREMENT PLAN


The Company adopted a 401(k) savings and retirement plan in December 1986. The plan covers all U.S. employees who are 21 years of age or older who are scheduled to complete 1,000 hours of service during any consecutive twelve-month period. Prior to January 1, 1995, the Company's retirement and savings plan contributions has been a 50% matching contribution for employee contributions up to 6% of each employee's compensation. On January 1, 1995, the Company's retirement and savings plan contribution was changed to be a 100% matching contribution for employee contributions up to 4% of each employee's compensation. Company matching contributions were $13 million, $15 million and $16 million in fiscal 1998, 1997, and 1996, respectively.

The Company also has other retirement plans in certain countries outside of the U.S. in which the Company employs personnel. Each plan is consistent with local laws and business practices.


J. RELATED PARTY TRANSACTIONS


In fiscal 1998, 1997, and 1996, legal fees of approximately $1 million per year were paid to Wilson, Sonsini, Goodrich & Rosati, a law firm in which a director of the Company is a senior partner.


K. SALES BY GEOGRAPHY



                                                                               Oct. 31        Oct. 31         Oct. 26
   Fiscal year ended (Dollars in thousands)                                     1998           1997            1996
-------------------------------------------------------------------------------------------------------------------------

   Net sales
      U.S. operations                                                      $     750,454     $  707,228     $   902,684
      Irish operations                                                           296,500        231,954         344,512
      Other international operations                                              37,335         68,508         128,564
      Eliminations                                                                  (402)          (379)           (904)
-------------------------------------------------------------------------------------------------------------------------
        Total net sales                                                    $   1,083,887     $1,007,311     $ 1,374,856
-------------------------------------------------------------------------------------------------------------------------

                                                                                 Oct. 31        Oct. 31         Oct. 26
   Fiscal year ended (Dollars in thousands)                                         1998           1997            1996
-------------------------------------------------------------------------------------------------------------------------

   Income from operations
      U.S. operations                                                         $  257,921     $   59,919      $  417,618
      Irish operations                                                            69,181        (20,003)          9,098
      Other international operations                                             (10,897)        (6,780)           (129)
      Eliminations                                                              (217,759)      (233,140)       (317,643)
-------------------------------------------------------------------------------------------------------------------------
        Total income from operations                                          $   98,446     $ (200,004)     $  108,944
-------------------------------------------------------------------------------------------------------------------------

   Identifiable assets
      U.S. operations                                                         $1,908,385     $1,974,222      $2,102,574
      Irish operations                                                            88,062         12,228          57,471
      Other international operations                                              10,092         33,732          46,816
      Eliminations                                                               (82,427)      (109,533)       (157,395)
-------------------------------------------------------------------------------------------------------------------------
        Total identifiable assets                                             $1,924,112     $1,910,649      $2,049,466
-------------------------------------------------------------------------------------------------------------------------



The Company operates in one business segment and markets internationally through distributors who sell to dealers and end users. Intercompany sales between geographic areas are accounted for at prices representative of unaffiliated party transactions. "U.S. operations" include shipments to customers in the U.S., licensing to OEMs, and exports of finished goods directly to international customers, primarily in Canada, South America, and Asia. In fiscal 1998, 1997, and 1996, sales to international customers were approximately $452 million, $452 million, and $682 million, respectively. In fiscal 1998, 1997, and 1996, international sales to European countries were 67%, 55%, and 55%, respectively. No one foreign country accounted for more than 10% of total sales in any period. In fiscal 1998, and 1997, the Company had one multinational distributor, which accounted for 15%, and 11% of revenue, respectively. Otherwise, no customer accounted for more than 10% of revenue in any period.


L. NET INCOME PER SHARE


                                                                                Oct. 31        Oct. 31         Oct. 26
   Fiscal year ended (Dollars in thousands, except per share data)               1998            1997           1996
---------------------------------------------------------------------------------------------------------------------------

   Basic net income (loss) per share computation
      Net income (loss)                                                         $101,976      $(78,296)       $125,991
---------------------------------------------------------------------------------------------------------------------------
      Weighted average shares outstanding                                        350,525       348,149         355,478
---------------------------------------------------------------------------------------------------------------------------
         Basic net income (loss) per share                                      $    .29      $   (.22)       $    .35
---------------------------------------------------------------------------------------------------------------------------



   Diluted net income (loss) per share computation
      Net income (loss)                                                         $101,976      $(78,296)       $125,991
---------------------------------------------------------------------------------------------------------------------------
      Weighted average shares outstanding                                        350,525       348,149         355,478
      Incremental shares attributable to exercise of outstanding
         options (treasury stock method)                                           5,912         1,280           2,441
      Total                                                                     $356,437      $349,429        $357,919
---------------------------------------------------------------------------------------------------------------------------
         Diluted net income (loss) per share                                    $    .29      $   (.22)       $    .35
---------------------------------------------------------------------------------------------------------------------------

                               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


THE BOARD OF DIRECTORS AND SHAREHOLDERS--NOVELL, INC.


We have audited the accompanying consolidated balance sheets of Novell, Inc. as of October 31, 1998 and October 31, 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Novell, Inc. at October 31, 1998 and October 31, 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 1998, in conformity with generally accepted accounting principles.


                                                  /s/ ERNST & YOUNG LLP


San Jose, California
November 23, 1998

           SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA--UNAUDITED

DOLLARS IN THOUSANDS,                First         Second            Third           Fourth          Fiscal
EXCEPT PER SHARE DATA               Quarter        Quarter          Quarter          Quarter          Year
-----------------------------------------------------------------------------------------------------------------


FISCAL 1998
Net sales                        $   252,042     $   262,250      $   272,016      $   297,579     $ 1,083,887
Gross profit                         196,903         205,229          211,177          231,929         845,238
Income before taxes                   19,575          26,815           36,884           58,360         141,634
Net income                            14,094          19,307           26,556           42,019         101,976
Net income per share
  Basic                                  .04             .05              .08              .12             .29
  Diluted                                .04             .05              .07              .12             .29

COMMON STOCK PRICE PER SHARE
High                                   9 5/8          11 1/8           13 5/8           15 3/8          15 3/8
Low                                  61 3/16          7 3/16          9 29/64            9 1/2         6 13/16


FISCAL 1997
Net sales                        $   374,847     $   273,107      $    90,074      $   269,283     $ 1,007,311
Gross profit                         298,876         195,932           28,403          206,654         729,865
Income (loss) before taxes            75,277         (21,680)        (217,957)          13,790        (150,570)
Net income (loss)                     50,812         (14,634)        (121,645)           7,171         (78,296)
Net income (loss) per share
  Basic                                  .15            (.04)            (.35)             .02            (.22)
  Diluted                                .15            (.04)            (.35)             .02            (.22)

COMMON STOCK PRICE PER SHARE
High                                  12 3/4              13            8 3/4           10 1/2              13
Low                                    8 7/8               7           6 9/32            7 3/8          6 9/32


FISCAL 1996
Net sales                        $   437,919     $   188,180      $   365,091      $   383,666     $ 1,374,856
Gross profit                         341,908         119,566          289,473          317,148       1,068,095
Income (loss) before taxes            95,580         (83,246)          84,712           82,942         179,988
Net income (loss)                     63,561         (55,359)          58,759           59,030         125,991
Net income (loss) per share
  Basic                                  .17            (.15)             .17              .17             .35
  Diluted                                .17            (.15)             .17              .17             .35

COMMON STOCK PRICE PER SHARE
High                                  19 1/8          14 5/8           15 5/8           12 1/4          19 1/8
Low                                       12          11 3/8           10 1/8               10              10


Novell's common stock trades in the over-the-counter market under the NASDAQ symbol "NOVL."

No dividends have been declared on the Company's common stock.

There were 10,844 shareholders of record at December 31, 1998.

                                                  DIRECTORS AND
                                                       EXECUTIVES


BOARD OF DIRECTORS


ERIC E. SCHMIDT
Chairman of the Board and
Chief Executive Officer

JOHN A. YOUNG **  ***
Vice Chairman of the Board
Retired President and Chief Executive Officer
Hewlett-Packard Company

ELAINE R. BOND *
Retired Chase Fellow and Sr. Consultant
The Chase Manhattan Bank, N.A.

HANS-WERNER HECTOR *
Cofounder
SAP AG, Germany

REED E. HUNDT **  ***
Special Consultant
McKinsey & Company

WILLIAM N. JOY **
Cofounder and Vice President of Research
Sun Microsystems, Inc.

JACK L. MESSMAN *  ***
President and Chief Executive Officer
Union Pacific Resources Group, Inc.

RICHARD L. NOLAN **  ***
William Barclay Harding Professor
of Management of Technology
Harvard Business School

LARRY W. SONSINI *
Partner
Wilson, Sonsini, Goodrich & Rosati

*    Member of Audit Committee

**   Member of Compensation Committee

***  Member of Corporate Governance Committee


CORPORATE EXECUTIVE STAFF


ERIC E. SCHMIDT
Chairman of the Board and
Chief Executive Officer

DAVID R. BRADFORD
Senior Vice President,
General Counsel and Corporate Secretary

RONALD E. HEINZ, JR.
Senior Vice President
Worldwide Sales

JENNIFER A. KONECNY-COSTA
Senior Vice President
Human Resources

STEWART G. NELSON
Senior Vice President
Product Development

RICHARD A. NORTZ
Senior Vice President
Customer Services

DENNIS R. RANEY
Senior Vice President and
Chief Financial Officer

GLENN RICART
Senior Vice President and
Chief Technology Officer

JOHN F. SLITZ, JR.
Senior Vice President
Marketing

CHRISTOPHER M. STONE
Senior Vice President
Strategy and Corporate Development

                                                                   OFFICE
                                                                      LOCATIONS


UNITED STATES OFFICES         INTERNATIONAL OFFICES

ARIZONA                       ARGENTINA                JAPAN
Phoenix                       Buenos Aires             Tokyo

CALIFORNIA                    AUSTRALIA                KOREA
Irvine                        Brisbane                 Seoul
Los Angeles                   Canberra
Sacramento                    Melbourne                MALAYSIA
San Diego                     Perth                    Petaling Jaya
San Francisco                 Sydney
San Jose                                               MEXICO
                              AUSTRIA                  Mexico City
COLORADO                      Vienna
Englewood                                              NETHERLANDS
                              BELGIUM                  Rotterdam
CONNECTICUT                   Antwerp
Glastonbury                   Brussels                 NEW ZEALAND
                                                       Auckland
FLORIDA                       BRAZIL                   Wellington
Ft. Lauderdale                Brasilia
Tampa                         Sao Paulo                NORWAY
                                                       Oslo
GEORGIA                       CANADA
Atlanta                       Calgary                  POLAND
                              Halifax                  Warsaw
ILLINOIS                      Hull
Rolling Meadows               Markham                  PORTUGAL
                              Montreal                 Lisbon
MASSACHUSETTS                 Vancouver
Wellesley                                              RUSSIA
                              CHILE                    Moscow
MICHIGAN                      Santiago
Southfield                                             SINGAPORE
                              CHINA,                   Singapore
MINNESOTA                     PEOPLE'S
Bloomington                   REPUBLIC OF              SOUTH AFRICA
                              Beijing                  Cape Town
MISSOURI                      Guangzhou                Johannesburg
Kansas City                   Shanghai
St. Louis                                              SPAIN
                              COLOMBIA                 Barcelona
NEW JERSEY                    Bogota                   Madrid
Berkeley Heights
                              CZECH REPUBLIC
NEW YORK                      Prague                   SWEDEN
New York                                               Stockholm
Pittsford                     DENMARK
                              Copenhagen               SWITZERLAND
NORTH CAROLINA                                         Zurich
Charlotte                     FINLAND
                              Helsinki                 TAIWAN
OHIO                                                   Taipei
Cincinnati                    FRANCE
Columbus                      Paris                    THAILAND
Independence                                           Bangkok
                              GERMANY
OREGON                        Berlin                   UNITED ARAB EMIRATES
Portland                      Dusseldorf               Dubai
                              Frankfurt
PENNSYLVANIA                  Munich                   UNITED KINGDOM
Berwyn                                                 Bracknell
Pittsburgh                    HONG KONG
                              Wanchai                  URUGUAY
TENNESSEE                                              Montevideo
Memphis                       HUNGARY
                              Budapest                 VENEZUELA
TEXAS                                                  Caracas
Austin                        INDIA
Dallas                        Bangalore
Houston                       Bombay
                              Calcutta
UTAH                          Chennai
Orem                          New Delhi
Provo
Salt Lake City                IRELAND
                              Dublin
VIRGINIA
Herndon                       ISRAEL
                              Herzliyya
WASHINGTON
Kirkland                      ITALY
                              Milan

                                                          CORPORATE
                                                                 DIRECTORY

NOVELL CORPORATE                     ASIA-PACIFIC REGION              EUROPE, MIDDLE EAST,          NOVELL NETHERLANDS
HEADQUARTERS                                                          AFRICA REGION                 Barbizonlaan 25
122 East 1700 South                  NOVELL AUSTRALIA                                               2908 MB Capelle a/d IJssel
Provo, Utah 84606                    Level 18                         NOVELL AUSTRIA                PO Box 85024
Ph 801 861 7000                      201 Miller Street                Heiligenstadter Lande 27c     3009 MA Rotterdam
Toll free 800 453 1267               North Sydney, NSW 2060           A-1190 Vienna, Austria        The Netherlands
Fx 801 228 7077                      Australia                        Ph 43 1 367 7444              Ph 31 10 286 4444
                                     Ph 61 2 9925 3000                Fx 43 1 367 7444              Fx 31 10 286 4010
                                     Fx 61 2 9922 2113
AMERICAS REGION                                                       NOVELL BELGIUM                NOVELL NORWAY
                                     NOVELL CHINA                     Koningin Aztridplein 5        Grensesvingen 9
NOVELL ARGENTINA                     6/F Annex Bldg.,                 2018 Antwerp, Belgium         Postboks 6555 Etterstad
Av. Leandro N. Alem 1110,            Sinochem Mansion                 Ph 32 3 206 17 93             0606 Oslo, Norway
Piso 9(degree), 1001 Buenos Aires    A2 Fuxing Menwai Ave.            Fx 32 3 206 17 99             Ph 47 22 08 77 70
Argentina                            Beijing 100045, P.R. China                                     Fx 47 22 08 77 71
Ph 54 11 4312 2626                   Ph 86 10 685 68616               NOVELL CZECH REPUBLIC
Fx 54 11 4312 8025                   Fx 86 10 685 68615               Klimenstska 46                NOVELL POLAND
                                                                      11002 Prague 1                ul. Sienna 64
NOVELL BRAZIL                        NOVELL HONG KONG                 Czech Republic                00-825 Warsaw, Poland
Av. Nacoes Unidas, 12.995            Room 4601-5                      Ph 42 2 2185 6611             Ph 48 22 620 39 79
8(degree) Andar                      China Resources Building         Fx 42 2 2185 6622             Fx 48 22 620 31 03
04578-000 - Sao Paulo - SP           26 Harbour Road
Brazil                               Wanchai, Hong Kong               NOVELL DENMARK                Novell Portugal
Ph 55 11 5505 4040                   Ph 852 2 588 5288                Slotsmarken 12                Centro Empresarial Torres
Fx 55 11 5505 4041                   Fx 852 2 827 6555                DK 2970 Hersholm, Denmark       de Lisbon
                                                                      Ph 45 45 16 00 20             Torre G 1(degree) Andar Sala 111
NOVELL CANADA                        NOVELL INDIA*                    Fx 45 45 16 00 40             Rua Tomas da Fonseca
3100 Steeles Avenue East             Onward Novell Software Ltd.                                    1600 Lisbon, Portugal
Suite 500                            62 MIDC                          NOVELL FINLAND                Ph 351 1723 06 30
Markham, Ontario L3R 8T3             13th Street                      Sinimaenlie 10 C              Fx 351 1722 35 33
Canada                               Andheri (East)                   02630 Espoo, Finland
Ph 905 940 2670                      Bombay 400 093, India            Ph 35 89 502 95 1             NOVELL RUSSIA
Fx 905 940 2688                      Ph 91 22 8342244                 Fx 35 89 502 95 300           Suite 524
                                     Fx 91 22 8342223                                               Radisson Slavyanskaya Hotel
NOVELL CHILE                                                          NOVELL FRANCE                 2, Berezhkovskaya nab.
Av. Nueva Tajamar 555                NOVELL JAPAN LTD.*               Tour Framatome                121059 Moscow, Russia
Of. 901, Las Condos                  Toei Mishuku Bldg.               1, Place de la Coupole        Local Ph 7 095 941 8075
Santiago, Chile                      1-13-1 Mishuku                   92084 Paris la Defense Cedex  Local Fx 7 095 941 8066
Ph 562 3397 070                      Setagaya-Ku,                     France                        Satellite Ph 44 1 819133 215
Fx 562 3397 071                      Tokyo 154, Japan                 Ph 33 1 47 96 60 00           Satellite Fx 44 1 819133 238
                                     Ph 81 3 5481 8206                Fx 33 1 47 78 94 72
NOVELL COLOMBIA                      Fx 81 3 5481 4100                                              NOVELL SOUTH AFRICA
Calle 114 # 9-45                                                      NOVELL GERMANY                Morning View Office Park
Torre B oficina 709-710              NOVELL KOREA                     Monschauer Strasse 12         Bldg 4, Rivonia Road
Barrio Santa Barbara                 Will-Bes Co. Building            40549 Dusseldorf, Germany     Morningside
Santa Fe de Bogota                   11th Floor                       Ph 49 211 56310               PO Box 1840
Colombia                             942-1, Daechi-dong               Fx 49 211 563 1250            Rivonia 2128
Ph 571 6292969                       Kangnam-Ku                                                     Republic of South Africa
Fx 571 6293509                       Seoul, Korea 135-280             NOVELL HUNGARY                Ph 27 11 322 8300
                                     Ph 82 2 528 1424                 East-West Business Center     Fx 27 11 322 8400
NOVELL MEXICO                        Fx 82 2 528 1414                 1088 Budapest
Periferico Sur 4124                                                   Rakoczi ut 1-3, Hungary       NOVELL SPAIN
Piso 8, Torre Zafiro II              NOVELL MALAYSIA                  Ph 36 1 235 7656              27th Floor, Torre Europa
Pedregal De San Angel                Unit 501 Level 5 Uptown 1        Fx 36 1 266 6360              Paseo de la Castellana, 95
Mexico, D.F., C.P. 01900             7 Jalan SS 21/39                                               28046 Madrid, Spain
Mexico                               Damansara Uptown                 NOVELL IRELAND                Ph 34 1 555 65 67
Ph 525 728 3560                      47400 Petaling Jaya              2nd Floor                     Fx 34 1 555 29 15
Fx 525 728 3566                      Selangor Darul Ehsan             The Treasury Building
                                     Malaysia                         Lower Grand Canal Street      NOVELL SWEDEN
NOVELL URUGUAY                       Ph 60 3 712 6100                 Dublin 2, Ireland             Kronborgsgrand 1
Boulevar Espana 2665                 Fx 60 3 712 6155                 Ph 353 1 605 8000             16487 Kista
Suite 905                                                             Fx 353 1 605 8200             Stockholm, Sweden
Montevideo, Uruguay                  NOVELL SINGAPORE                                               Ph 46 84774108
Ph 541 312 2626 x101                 300 Beach Road, #28-00           NOVELL ISRAEL                 Fx 46 4684774101
Fx 541 312 2626 x116                 The Concourse                    Ackerstein Building
                                     Singapore 199555                 Medinat Hayehudim St 103      NOVELL SWITZERLAND
NOVELL VENEZUELA                     Ph 65 296 2866                   Herzliyya 46776, Israel       Imperial Gebaude
Plaza La Castellana                  Fx 65 296 1266                   Ph 972 9951 4455              2 Oberschoss
Torre Ban Caracas                                                     Fx 972 9951 4466              Leutschenbachstrasse 41
Piso 10, oficina 1004                NOVELL TAIWAN                                                  CH-8050 Zurich, Switzerland
La Castellana                        Room E-F, 5th Floor              NOVELL ITALIA                 Ph 41 1 308 47 47
Caracas, Venezuela                   168 Tun-Hwa North Road           Piazza Don Mapelli 75         Fx 41 1 302 04 01
Ph 582 264 2534                      Taipei, Taiwan, R.O.C.           Edifico U3
Fx 582 264 2171                      Ph 886 2 718 9733                Sesto San Giovanni            UNITED KINGDOM
                                     Fx 886 2 514 9806                20099 Milan, Italy            NOVELL HOUSE
                                                                      Ph 39 2 262 95 1              1, Arlington Square
                                     NOVELL THAILAND                  Fx 39 2 26295 800             Downshire Way
                                     Level 23, CPTower                                              Bracknell
                                     313 Silom Road                   NOVELL MIDDLE EAST            Berkshire RG12 1WA
                                     Bangkok, Thailand 10500          P.O. Box 9313                 United Kingdom
                                     Ph 662 231 8166                  17th Floor                    Ph 44 1344 724000
                                     Fx 662 231 8246                  Dubai World Trade Center      Fx 44 1344 724001
                                                                      Dubai, United Arab Emirates
                                                                      Ph 971 43 16 444
                                                                      Fx 971 43 19 248

                                      *Joint venture


                                                                  C O N T A C T


Novell on the Internet

www.novell.com

Corporate, product, program, financial, and shareholder information, including press releases and quarterly earnings announcements, is available at Novell's World Wide Web site.


Novell News Hotline

800 668-5329

Press releases are available toll-free from Novell's menu-driven fax distribution system.


Financial Literature
800 317-3195
www.novell.com/ir
irmail@novell.com

Novell's Annual Report, Corporate Fact Book, SEC filings, earnings announcements, and other financial information are available on Novell's Investor Relations Web site at www.novell.com/ir. Mailed copies of financial materials can be obtained from Novell's automated telephone access system or by emailing Novell's investor relations department at irmail@novell.com.


Shareholder Services

Novell, Inc.
2211 North First Street
San Jose, CA 95131
800 NOVL STK
408 967-8644
shareholder_services@novell.com

Information on Novell's Annual Meeting, changes in stock registration, and other stock administration services is available through Novell's shareholder representatives.

Investor Relations

Novell, Inc.
2211 North First Street
San Jose, CA 95131
800 317-3195
408 967-8080
irmail@novell.com

Investor-related inquiries are answered by Novell's Investor Relations staff.





Customer Information

Novell, Inc.
122 East 1700 South
Provo, UT 84606
888 321-4CRC (4272)
crc@novell.com

Information on Novell's products, programs, and services can be obtained from Novell's Customer Response Center by calling toll free 888 321-4CRC or by emailing crc@novell.com.

Annual Meeting

The Company's Annual Meeting will be held on Monday, April 12, 1999, at 2:00 p.m. local time at Novell, 2211 North First Street, San Jose, CA 95131.


Form 10-K

A copy of the Company's Form 10-K is available without charge. To obtain a copy, please write:

Investor Relations
Novell, Inc.
2211 North First Street San
Jose, CA 95131

Independent Auditors

Ernst & Young LLP, San Jose, CA

Transfer Agent and Registrar

ChaseMellon Shareholder Services, LLC
Ridgefield Park, NJ
Toll free 888 581-9375
www.chasemellon.com

Copyright (C) 1999, Novell, Inc. All Rights Reserved.

Novell, NetWare, GroupWise, ManageWise and Novell Directory Services are registered trademarks and BorderManager, Border-Manager FastCache, High Availability Server, NDS, and Z.E.N.works are trademarks of Novell, Inc., in the United States and other countries.

*SAA is a registered trademark of International Business Machines Corporation. Solaris is a registered trademark of Sun Microsystems, Inc. UNIX is a registered trademark of X/Open Company, Ltd. Windows and Windows NT are registered trademarks of Microsoft Corporation.

Designed and produced by Chikamura Design, San Francisco