Form 10-K, Exhibit 13
period 1999-10-31
NOVELL INC
filed 2000-01-27
CIK 758004

EXHIBIT 13

NOVELL, INC. ANNUAL REPORT 1999

ALL ONE NET

CORPORATE PROFILE
Everywhere we look the Net matters. Around the world the Net transforms every aspect of business. As the world's largest network software company, Novell believes that the Net is the centerpiece of every computing endeavor. More businesses, government agencies and educational institutions rely on Net services software from Novell to manage and control their networks than all other alternatives combined.

Today's digital economy revolution is about greater efficiencies, communicating more effectively and doing e-business over what's fast becoming one Net. The barriers between traditional business networks and the Internet are coming down. Novell is helping customers achieve the promise of e-business with innovative new products and partnerships with top technology companies.

"Within three years, business-to-business relationships that matter will be on the web. Scalable Net services software from Novell will be a seamless, interoperable part of these transactions, providing security, manageability, and personal control."
- Dr. Eric E. Schmidt

LETTER TO OUR SHAREHOLDERS

"...next generation Net services software products will tame the explosive demands of e-business and help Novell profit from the limitless opportunities of a digital economy."

Fiscal 1999 was a year of accelerating growth in Novell's business led by widespread acceptance of Novell(R) Directory Services(R) (NDS(R)) and a new NetWare services platform with Internet protocol support. It was a year of building market momentum around Net services software products, important industry partnerships, and our initial steps to extend the value of Novell's directory technology into the Internet. We took NDS to Solaris* to make it available on the leading Internet servers, and also to Windows NT*, as well as NetWare. We began to deliver the first network management services intended to make Novell the leading supplier of Net services software to secure and manage how business is done over the Internet.

In the context of our overall industry, the unbelievable growth of the Internet, the opening-up of bandwidth for easy access, the availability of limitless storage--will fundamentally change the way we use and rely on networks over the next five years. For Novell, these forces create a tremendous opportunity to build the next generation of Net services that ride on top of this global network infrastructure. We anticipate a future where Novell software is a seamless, interoperable part of Net transactions between users of networks in business, government, education and in life across the Net.

Taken as a whole, this growth translates to a very large market for Net services software as the barriers between traditional business networks and the Internet come down to create one Net. Novell is already the market leader in management software for traditional networks. With what we have accomplished over the last two years, we have positioned the company to grow as the leading Net services software provider in a one-Net digital economy.

Promises Kept

In 1999 Novell accomplished what it set out to do. We met important business objectives that management set for the company.

> We achieved our objective to move to a new growth phase in Novell's business around our traditional business model, established customer base, and the accelerated delivery of new products. The market embraced our moving NetWare, the most scalable network services platform on the planet, to IP. More than a dozen new Net services products were launched that expand the value of directory-based solutions. New offerings included Novell Single Sign-On, NDS for NT, NDS for Solaris, NetWare Cluster Services(TM), NetWare Enterprise Print services; and the extraordinarily fast Novell Internet Caching System(TM) software, the first Novell software for hardware OEMs to use to create appliance products that deploy network services.

> We delivered the latest version of NDS that scales to Internet requirements of billions of objects that represent people and resources such as data, files, computers, even other directories, in NDS. Right after fiscal year-end we launched NDS eDirectory(TM) to serve both .coms and traditional businesses that need to recognize users from the Internet and securely manage their access to information and services. CNN Interactive was one of the first adopters. Competing on the Web is all about delivering a quality experience for web users. Novell software enhances Web ease-of-use, performance and security.

> We are committed to enhance the value of Net services from partners as well as from Novell. America Online and AltaVista are both using NDS to carry instant messaging services into corporate networks. Novell is working with Red Hat and others to take NDS eDirectory to the Linux* operating system, to developers that use Linux, and to the various categories of network service providers, from traditional Internet Service Providers, to newer Application Service Providers. Sun has embraced NDS on Solaris servers with the objective of reinforcing its presence in Internet sites. And Lucent has new applications that use NDS to implement policy-based management of Net resources--from switches to IP addresses.

> A major priority was to expand consulting support for deployment of Net services, directory solutions and new e-business solutions. We increased the Novell Consulting services team from a staff of 128 at the start of the year to over 300 at year-end. In September, Novell announced a $100 million investment in Whittman-Hart, the leading middle-market IT consulting firm in the U.S. The firm is training 600 of its consultants to design and help deploy directory-based e-commerce solutions that address the needs of mid-sized businesses. These steps are only the beginning. In 2000, we expect to expand our partnerships with other leading consulting and systems integrator organizations around the world.

> Finally, better alignment of our marketing organization with Novell's sales and business objectives was required. By year-end we had consolidated Novell product marketing and product management into a single organization aligned with a new corporate marketing team. Experienced new leadership is in place and charged to deliver a clear, compelling, consistent marketing message around the value of Net services software and Novell's role in the digital economy.

Growth in Novell's Business

Our strategy and business objectives for the long-term are balanced against a disciplined approach to achieving operational objectives quarter-by-quarter. In 1999 this translated to improved financial performance. Total revenue increased to $1.27 billion, up 17 percent from fiscal 1998, compared to 8 percent revenue growth in fiscal 1998. Income from operations of $223 million was 18 percent of revenue, up from 9 percent of revenue a year ago, and up each consecutive quarter through the year. After-tax net income of $191 million reached 15 percent of revenue, up 87 percent from the year earlier.

Revenue growth by product category captures the basic premise of Novell's business: customer deployments of Novell's market-leading directory platform, and the move to Net services based on directory, drive demand for all categories of Novell's software and services. Directory-enabled NetWare server software grew 24 percent to $659 million.

Revenue from software for infrastructure, management and collaboration services increased 39 percent to $315 million, fueled by growth from ZENworks(TM) for Workstations, BorderManager(TM), GroupWise(R) and NDS for NT and Solaris. Service, education, and consulting revenue grew 40 percent to $181 million with growth across each component. When declining revenue from pre-directory products is set aside, total directory-related revenue increased 30 percent to account for 91 percent of total Novell revenue.

A key financial objective for fiscal 1999 was to increase income from operations to 20 percent of revenue by year-end. We achieved this goal with sharp focus on operating expense discipline. Operating margins rose each consecutive quarter, finishing at 22 percent of revenue in the fourth quarter.

In addition to the investment we made in Whittman-Hart, we made a half dozen pre-IPO Internet investments in companies that complement Novell's Net services strategy, or that are poised to benefit from the growth of networks, including:
Edgix, EnCommerce, Oblix and Red Hat. We also invested directly in Novell, spending $403 million to purchase and retire 23 million shares of common stock in fiscal 1999.

Next Generation Net Services Software

Novell is building these services to deploy within the remarkable arena that the Internet has become. Our vision has been validated.

We've entered 2000 on a solid business footing. Globally, Novell is helping its customers create digital enterprises. We believe we can build Novell's business franchise around Net services software that is valued for securely managing how business is done on the Net, how governments respond to their constituents on the Net, how education is offered on the Net, and how individuals use the Net.

Our model is to provide flexible Net services software that enhances customer networks and supports the mix of resources that are typical in their organizations: from varied client workstations that typically run

Microsoft operating systems, to IBM mainframes, to servers from Compaq, other Intel OEMs, and Sun, to applications from PeopleSoft, Lotus and Oracle, to switches and routers from Cisco, Lucent and Nortel. We contribute to, and benefit from, the efforts of these and other important vendors whose products come together on the Net and use NDS as a platform for better management, or to deploy their own services. With directory software as the underpinning, Net services enhance the manageability and value of applications and devices, and personalize the experience of every user accessing the rich resources of the Net.

The next generation of Net services software products will change the Internet from a collection of destinations, to a way for individuals to get things done, invoke services, exchange information, do business and be recognized as members of communities. These products will tame the explosive demands of e-business and help Novell profit from the limitless opportunities of a digital economy.

DR. ERIC E. SCHMIDT Chairman and Chief Executive Officer
December 22, 1999


RESULTS

Fiscal 1999                                 Fiscal 1998
-----------                                 -----------
$1.272 Billion in Revenue                   $1.084 Billion in Revenue
Q1       $ 286*                             Q1       $ 252*
Q2       $ 316*                             Q2       $ 262*
Q3       $ 327*                             Q3       $ 272*
Q4       $ 345*                             Q4       $ 298*
*In Millions                                *In Millions

Fiscal 1999                                 Fiscal 1998
-----------                                 -----------
$0.55 Earnings Per Share                    $0.29 Earnings Per Share
Q1       $ 0.08                             Q1       $ 0.04
Q2       $ 0.11                             Q2       $ 0.05
Q3       $ 0.14                             Q3       $ 0.07
Q4       $ 0.21                             Q4       $ 0.12

Fiscal 1999
-----------
Revenue by Product Segment
Directory-Enabled Server Platforms           52%     +24% Year-Over-Year Percentage Change
Net Services Software                        25%     +39% Year-Over-Year Percentage Change
Service, Education & Consulting              14%     +40% Year-Over-Year Percentage Change
Pre-Directory Products                        9%     -40% Year-Over-Year Percentage Change

CUSTOMER QUOTES

SCALABLE
COMPAQ COMPUTER CORPORATION
Rick Becker, Director, Software Marketing
"eDirectory is another proof point underscoring Novell's commitment to bring Internet solutions to customers on their choice of operating systems. Compaq's ProLiant servers combined with Novell's NDS eDirectory bring a proven, scalable and highly available solution to customers seeking to capitalize on e-business opportunities."

SCALABLE
ALTAVISTA
Rod Schrock, President & CEO
"We were looking for a scalable directory solution to provide authentication services for AltaVista's messaging service. NDS eDirectory met our needs with flying colors."

SECURE
AMERICA ONLINE, INC.
David Gang, Senior Vice President, Strategic Development
"AOL is pleased to be working with Novell on scalable and secure instant messaging integrated with Novell Directory Services. Together, the NDS Directory and AOL Instant Messenger will offer enterprise users the benefits of highly personalized, real-time communications in a cross-platform environment."

CHOICE
SUN MICROSYSTEMS, INC.
Mark Canepa, Vice President & General Manager of Workgroup Servers
"Running NDS eDirectory on the Sun platform gives Novell customers choice. Novell customers no longer have to rely on servers based on PC technology. They can now run their NDS directory and directory-enabled applications on Sun Enterprise Servers, the industry's most scalable server platform."

POWER
RED HAT, INC.
Paul McNamara, General Manager, Enterprise Business Unit
"Today's enterprises demand powerful directory services to manage an ever-changing, Internet-enabled user community. We're committed to working with Novell to bring the power of NDS eDirectory to the Linux-based OS and its growing ecosystem of ISPs and developers."

MANAGE
PEOPLESOFT
Peter Gassner, Vice President & General Manager, PeopleTools Technology
"NDS eDirectory provides the user management, security facilities and scalability needed to centrally manage the vast user populations of PeopleSoft e-business applications. As an LDAP directory, it will enable our customers to manage their business-to-business and business-to-consumer transactions from native facilities within PeopleSoft's Applications for e-Business."

INTEGRATED
LUCENT TECHNOLOGIES
Karyn Mashima, Vice President of Strategy & Chief Technical Officer, Enterprise Networks "Lucent is deeply involved in using directories as an integral part of our advanced network services and policy-based networking solutions. Directory technology is well-suited to supporting systems as varied as integrated messaging and authentication, to policy-driven QoS managers. We welcome and use Novell's open, platform-independent versions of NDS as flexible and scalable systems for managing directory services in our systems."

OPEN
OBLIX, INC.

Gordon Eubanks, President & CEO
"Oblix's support of Novell's NDS eDirectory will enable Global 1000 organizations to develop highly valuable and secure e-business solutions. Building trusted relationships with customers, employees, partners and all users in an e-business environment is essential for a long-term competitive advantage. With Novell, we can deliver the most open and scalable solutions for these customers."

FINANCIAL CONTENTS

     10    Selected Consolidated Financial Data

     11    Management's Discussion and Analysis of Financial Condition and
           Results of Operations

     19    Consolidated Statements of Operations

     20    Consolidated Balance Sheets

     21    Consolidated Statements of Shareholders' Equity

     22    Consolidated Statements of Cash Flows

     23    Notes to Consolidated Financial Statements

     35    Report of Ernst & Young LLP, Independent Auditors

     36    Selected Consolidated Quarterly Financial Data--Unaudited

     37    Directors and Executives

     38    Office Locations

     39    Corporate Directory

     40    Contact Novell


SELECTED CONSOLIDATED FINANCIAL DATA


Dollars in thousands,                 Oct. 31       Oct. 31       Oct. 31         Oct. 26       Oct. 28
  except per share data                  1999          1998          1997            1996          1995
Statement of operations
Net sales                          $1,272,820    $1,083,887    $ 1,007,311     $1,374,856    $2,041,174
Gross profit                          986,799       835,270        718,694      1,058,027     1,540,695
Income (loss) from operations         223,052        98,446       (200,004)       108,944       452,109
Income (loss) before taxes            243,836       141,634       (150,570)       179,988       508,729
Income tax expense (benefit)           53,089        39,658        (72,274)        53,997       170,424
Net income (loss)                     190,747       101,976        (78,296)       125,991       338,305
Net income (loss) per share
Basic                              $      .57    $      .29    $      (.22)    $      .35    $      .92
Diluted                            $      .55    $      .29    $      (.22)    $      .35    $      .90
Balance sheet
Cash and short-term investments    $  895,404    $1,007,167    $ 1,033,473     $1,024,755    $1,321,231
Working capital                       895,984     1,021,005      1,148,426      1,225,987     1,464,237
Total assets                        1,942,319     1,924,112      1,910,649      2,049,466     2,416,830
Shareholders' equity                1,492,241     1,493,498      1,565,417      1,615,509     1,938,262


See the results of operations for discussion of data comparisons.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other parts of this Annual Report contain forward-looking statements that involve risks and uncertainties. All forward-looking statements are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. The Company's actual results may differ materially from the results discussed in such forward-looking statements as a result of a number of factors, which include, but are certainly not limited to, those set forth below in the sections entitled "Future Results," "Year 2000," "Euro Conversion," "Financial Market Risks," and those factors set forth in the Company's Annual Report on Form 10-K in the sections entitled "Competition" and "Additional Factors Affecting Earnings and Stock Price."

Introduction

Novell is a leading provider of network and Internet directory software and services. Novell Internet solutions make networks more manageable and secure, integrating the complete range of computer platforms, applications, services and devices, and they reduce the total cost of ownership for organizations of every kind and size. Novell's worldwide channel, developer, education, consulting and technical support programs are among the most extensive in the network computing industry.

Changes in the economic and business environment for network software have occurred in the last several years, which have led to strategic and operational changes at Novell. The Company has evolved its business to focus on software applications which leverage network capabilities and capitalize on the growth of the Internet. With products like NetWare 5 and Novell Directory Services (NDS), Novell continues to expand in Internet directory products based on open standards. The Company's education and training, service and support, and consulting areas continued to grow as the Company retained its position of being the leading expert in providing these services.

In fiscal 1999, the Company continued its focus on delivering new products consistent with its strategy and enjoyed the benefits of a lower cost and restructured organization. The results were significant. The Company delivered a number of new applications, utilizing directory technology, which robustly captures the benefits of networking and the Internet. New software delivery technologies have enabled the Company to continue its shift from heavy reliance on physical distribution of product toward lower cost licensing agreements. Indirect distribution channel product shipments, which includes revenue from individually boxed products sold by computer resellers and systems integrators, education materials, and support and consulting services not included in site-license contracts, accounted for approximately only one-third of total revenue in 1999.

Fiscal 1999 also saw continued growth in earnings, incrementally each quarter. Through operational control, rigorous business practices, and improved internal management systems, expense structures were reduced as a percentage of revenue and moved closer to leading software company benchmarks. These expense controls were complemented by sequential revenue growth each quarter of fiscal 1999.

Results of operations
Net sales

                                   1999     Change      1998    Change      1997
Net sales (millions)             $1,273        17%    $1,084        8%    $1,007

Novell's products can be categorized into the following four areas, all within the directory-enabled networking software services segment.

-  Directory-enabled server platforms, which includes NetWare 4 and NetWare 5

- Directory-enabled applications products, or Net Services Software, which include NetWare for SAA host connectivity products, BorderManager, NDS integration and high availability service products, as well as collaboration and management products including GroupWise, ManageWise, and ZENworks

- Service, education and consulting revenue, which is generated from customer service, educational products and courses, and consulting for network solutions

- Pre-directory product revenue consisting of NetWare 3, non-directory-enabled infrastructure products and UNIX royalties

The following analysis describes the product lines consistent with the Company's current ongoing business. Prior year amounts have been restated to conform to current year classification of product types. Also, the Company's decision to not ship to the indirect distribution channel in the third quarter of fiscal 1997 makes year-over-year comparisons to fiscal 1997 results difficult.

Directory-enabled server platforms revenue was $659 million in fiscal 1999 compared to $534 million in fiscal 1998 and $475 million in fiscal 1997. The increase from fiscal 1998 to fiscal 1999 was primarily the result of increased sales of NetWare 5, which more than offset the decline in sales of NetWare 4. The increase between fiscal 1997 and 1998 was the result of directory-enabled NetWare sales growth and the introduction of NetWare 5 in the fourth quarter of fiscal 1998. The directory-enabled server platforms product line represented 52% of total revenue in fiscal 1999 compared to 49% of total revenue in fiscal 1998 and 47% of total revenue in fiscal 1997.

Revenue from directory-enabled applications products was $315 million in fiscal 1999 compared to $227 million in fiscal 1998 and $160 million in fiscal 1997. The increase in fiscal 1999 revenue compared to fiscal 1998 was primarily the result of strong sales growth in management and collaboration products, NDS for NT, and BorderManager. The increase between fiscal 1997 and 1998 was the result of revenue from newly introduced products such as BorderManager and ZENworks and growth in sales of GroupWise. Directory-enabled applications revenues represented 25% of total revenue in fiscal 1999 compared to 21% of total revenue in fiscal 1998 and 16% of total revenue in fiscal 1997.

Service, education and consulting revenue was $181 million in fiscal 1999 compared to $129 million in fiscal 1998 and $102 million in fiscal 1997. The increase in fiscal 1999 revenue from fiscal 1998 was primarily the result of growth in each of the related areas as the Company continued to focus on expanding the service, education and consulting business. The increase from fiscal 1997 to 1998 was due to the growth of service and education revenue. Service, education and consulting revenues were 14% of total revenue compared to 12% of total revenue in fiscal 1998 and 10% of total revenue in fiscal 1997.

Revenue from pre-directory products was $118 million in fiscal 1999 compared to $194 million in 1998 and $270 million in fiscal 1997. The decrease in fiscal 1999 revenue compared to fiscal 1998 was primarily due to the one-time benefit of $36 million in Tuxedo royalty income in fiscal 1998 and the expected decline in sales of older, pre-directory products. The decrease in fiscal 1998 revenue compared to fiscal 1997 was primarily the result of declines in UNIX royalties and declining sales of non-directory enabled products including NetWare 3.

Sales outside the U.S., comprised of sales to international customers in Europe, the Middle East, Canada, South America, and Asia Pacific, represented 45% of total revenue in fiscal 1999 compared to 42% of total revenue in fiscal 1998 and 44% of total revenue in fiscal 1997. Sales outside the U.S. increased as a percentage of total revenue in 1999 due to strong sales in Europe. International sales as a percentage of revenue decreased in 1998 compared to 1997 due to weak sales in the Company's Japanese subsidiary.

Gross profit

                              1999      Change       1998      Change      1997
Gross profit (millions)       $987         18%       $835         16%      $719
Percentage of net sales         78%                    77%                   71%

The increase in gross profit percentage in fiscal 1999 compared to 1998 and 1997 was primarily attributable to lower inventory management costs as the Company continued to tighten its management of product flowing into its indirect distribution channel. In addition, overhead as a percentage of revenue was lower in fiscal 1999 compared to 1998 and 1997. Material costs in 1999 and 1998 were also reduced as a greater percentage of the Company's revenues were derived from multi-product licenses rather than from the inventory intensive distribution channel. The Company's reliance on the indirect delivery channel decreased significantly each successive fiscal year to approximately 39% of revenue in fiscal 1999, compared to 57% in 1997.

Operating expenses

                                           1999    Change     1998     Change     1997
Sales and marketing (millions)             $434        9%     $399       -13%     $460
Percentage of net sales                      34%                37%                 46%
Product development (millions)             $228       -3%     $236       -22%     $301
Percentage of net sales                      18%                22%                 30%
General and administrative (millions)      $102       -1%     $103         --     $103
Percentage of net sales                       8%                 9%                 10%
Restructuring charges (millions)             --        --       --      -100%     $ 55
Percentage of net sales                      --                 --                  5%
Total operating expenses (millions)        $764        4%     $737       -20%     $919
Percentage of net sales                      60%                68%                 91%

Operating expenses increased slightly in absolute dollars in fiscal 1999 compared to fiscal 1998 due to additional spending in the sales and marketing areas for new product introductions and sales force expansion. Operating expenses in fiscal 1998 declined from fiscal 1997 through tighter operational control, continuous expense management and new internal management systems installed in fiscal 1998. In addition, the Company realized the benefits from corrective measures taken in fiscal 1997 to restructure and realign its remaining resources to better manage and control its business. Operating expenses decreased as a percentage of net sales in fiscal 1999 compared to fiscal 1998 and fiscal 1997 due to a larger increase in revenue, proportionately, in each respective year, and the Company's continued efforts to bring these expenses in line with industry leading benchmarks.

Sales and marketing expenses increased by 9% in fiscal 1999 compared to fiscal 1998 primarily due to increased sales commissions on higher revenues, sales force expansion, and increased corporate marketing expenses related to the launch of new products. Sales and marketing expenses decreased by 13% from fiscal 1997 to 1998 primarily due to corrective actions the Company took in fiscal 1997, including decreased sales promotion and advertising expenses resulting from the Company integrating its marketing teams to focus on key initiatives across the Company, while reducing redundant expenses. Sales and marketing expenses can fluctuate as a percentage of net sales in any given period due to product promotions, advertising, and other discretionary expenses.

Product development expenses decreased by 3% in fiscal 1999 compared to fiscal 1998 due to continued focus on operational control. Product development expenses decreased by 22% from fiscal 1997 to 1998 primarily due to workforce reductions in the latter half of fiscal 1997 and operational control efforts in fiscal 1998.

General and administrative expenses remained relatively flat in total, but decreased as a percentage of sales, in fiscal 1999 compared to fiscal 1998 and fiscal 1997 reflecting the Company's continued efforts to manage these costs and continue the benefits from the workforce reductions in 1997 and the consolidation of certain functions in 1998.

During the third quarter of fiscal 1997, the Company incurred $55 million of tax deductible restructuring charges for excess personnel and redundant facilities as the Company restructured and realigned its remaining resources to better manage and control its business. Of this charge, accruals of $5 million remain as of October 31, 1999, primarily related to redundant facility charges.

                                                        1999       Change         1998        Change        1997
Employees                                              5,430          19%        4,557           -4%       4,770
Revenue per average employee (thousands)                $254                      $232                      $189

In fiscal 1999, headcount increased reflecting the growth in the Company's sales, with the largest increases coming from worldwide sales, product development and network and directory consulting areas. The Company will continue to monitor headcount to ensure the Company is in line with industry leading benchmarks.

In fiscal 1998, headcount decreased as the Company continued to align employment within the framework of the competitive environment in which the Company operates. In the third quarter of fiscal 1997, the Company reduced its headcount by approximately 1,000 employees as the Company restructured its resources to better align with expected business levels. Other income, net

                                                        1999       Change         1998        Change        1997
Other income, net (millions)                             $21         -52%          $43          -12%         $49
Percentage of net sales                                    2%                        4%                        5%

The primary component of other income, net, is net investment income, which was $41 million, $45 million, and $61 million in fiscal 1999, 1998, and 1997, respectively. The decrease in other income, net, in fiscal 1999 compared to fiscal 1998 was primarily due to the write-off of certain long-term investments, net realized losses on the disposal of certain equity securities, partially offset by the negative minority interest impact of profit improvements in the Company's Japanese subsidiary. Lower average cash balances due to the repurchase of common stock during the year kept investment income flat to fiscal 1998. The decrease in fiscal 1998 compared to fiscal 1997 was the result of net realized losses as the Company disposed of certain equity securities.

Income tax expense (benefit)

                                                        1999       Change         1998        Change        1997
Income tax expense (benefit) (millions)                  $53          34%          $40          156%       $(72)
Percentage of net sales                                    4%                        4%                      -7%
Effective tax (benefit) rate                              22%                       28%                     (48%)

During October 1999, the Company reached a settlement with the Internal Revenue Service (IRS) for years 1994 through 1997. This settlement resulted in a $15.2 million reduction in the provision for income taxes during the fourth quarter of 1999. The reduction is a result of the favorable settlement of items related to corporate acquisitions, research and development tax credits, and various foreign items including foreign sales corporation benefits, foreign tax credits, and other immaterial items.

At October 31, 1999, the Company had deferred tax assets of $110 million. A portion of these assets is realizable based on the Company's ability to offset existing deferred tax liabilities. Realization of the remaining portion of these assets is dependent on the Company's ability to generate approximately $154 million of taxable income. Of this, approximately $42 million must be earned in certain jurisdictions outside the United

States. Management believes that sufficient income will be earned in the future to realize these assets. Management will evaluate the realizability of the deferred tax assets quarterly and assess the need for valuation allowances.

The effective tax rate for fiscal 1999 was lower than the effective tax rate for fiscal 1998 due to the settlement the Company reached with the Internal Revenue Service. The effective tax rate for fiscal 1998 was lower than the effective tax benefit rate for fiscal 1997 due to the Company's return to profitability and the resulting impact of tax benefits in fiscal 1998. The effective tax rate of 22% for fiscal 1999 is not indicative of the expected effective tax rate in future fiscal years.

Net income (loss) and
Net income (loss) per share

                                                        1999       Change         1998        Change        1997
Net income (loss) (millions)                            $191          87%         $102          231%       $(78)
Percentage of net sales                                   15%                        9%                      -8%
Net income (loss) per share
Basic                                                   $.57          97%         $.29          232%      $(.22)
Diluted                                                 $.55          90%         $.29          232%      $(.22)

Net income per share increased in fiscal 1999 compared to fiscal 1998 and fiscal 1997 due to the increased revenue and profitability discussed above, along with the decrease in the number shares outstanding due to the Company's stock repurchase program.

Future results

The Company's future results of operations involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially from historical results are the following: business conditions and the general economy; competitive factors, such as rival operating systems, directory and applications; acceptance of new products and price pressures; availability of third-party compatible products at below market prices; risk of nonpayment of accounts or notes receivable; risks associated with foreign operations; risk of product line or inventory obsolescence due to shifts in technologies or market demand; timing of software product introductions; market fluctuations of investment securities; and litigation.

Year 2000
In the past, many information technology products were designed with two digit year codes that did not recognize century and millennium fields. As a result, these hardware and software products may not function or may give incorrect results beginning in the Year 2000. The Year 2000 issue is faced by substantially every company in the computer industry, as well as every company which relies on computer systems. To address this issue, such hardware and software products were required to be upgraded or replaced to correctly process dates beginning in the Year 2000.

The Company created a company-wide Year 2000 team which identified and resolved Year 2000 issues associated either with the Company's internal systems or the products and services sold by the Company. As part of this effort, the Company communicated with its main suppliers of technology products and services regarding the Year 2000 status of such products and services. The Company identified and tested its main internal systems and completed the implementation of needed Year 2000 related modifications to its information systems. The Company also completed testing and implementation of needed Year 2000 related modifications on its main internal non-information technology systems, which are also date-sensitive.

The Company has a general contingency plan to address extreme events such as earthquake, flood, or serious equipment failures. The Company's Year 2000 contingency planning is an extension of this effort. Based on the Company's planning efforts, the worst-case Y2K-related scenarios that were identified include:

- temporary loss of power--to address this risk Novell has its own power generation capability in critical locations;

- temporary loss of voice and/or data communications or other utility services--to help minimize this risk Novell uses multiple telecommunications providers;

- temporary inability to access key information systems due to a Y2K related failure--to address this risk Novell has identified manual procedures to at least partly facilitate needed processes until systems are restored;

- temporary inability to ship products due to a Y2K issue with the systems of a key business partner--to minimize this risk Novell uses multiple partners.

The Company's Year 2000 effort included Year 2000 testing for Novell products currently on, and some that were previously on, the Company's price list. Generally, for products that were identified as needing updates to address Year 2000 issues, the Company has prepared updates or has removed the product from its price list. Some of the Company's customers are using product versions that the Company will not support for Year 2000 issues; the Company is encouraging these customers to migrate to current product versions that are Year 2000 ready.

The Company's total cost relating to these activities was not material to the Company's financial position, results of operations, or cash flows. The modifications were made on a timely basis. The Company did not experience a delay in, or increased costs associated with, the implementation of such modifications, nor did the Company experience problems due to suppliers inadequately preparing for the Year 2000 issue. The Company also did not experience an inability to deliver products or services to its customers.

The Company's Year 2000 Web site at www.novell.com/year2000/ provides information on its products that are Year 2000 ready and general information on the Company's Year 2000 efforts. For third party products which the Company distributes with its products, the Company has sought Year 2000 readiness status from the product manufacturers. Customers who use these third-party products are directed to the product manufacturers for detailed Year 2000 status information.

The Company believes that its current products, with any applicable updates, are prepared for Year 2000 date issues, and the Company plans to provide support for these products' Year 2000 date-related issues, as described in the Company's support policy statements. However, there can be no guarantee that one or more current Company products do not contain Year 2000 date issues that may result in material costs to the Company. Because it is in the business of selling software products, the Company's risk of being subjected to lawsuits relating to Year 2000 issues with its software products is likely to be greater than that of companies in other industries. Because computer systems may involve hardware, firmware and software components from different manufacturers, it may be difficult to determine which component in a computer system may cause a Year 2000 issue. As a result, the Company may be subjected to Year 2000 related lawsuits independent of whether its products and services are Year 2000 ready. The outcomes of any such lawsuits and the impact on the Company cannot be determined at this time.

Euro Conversion
On January 1, 1999, 11 of the 15 members of the European Union established fixed conversion rates among their existing sovereign currencies and adopted the euro as their common legal currency. At the end of a three-year transition period during which companies may choose to operate either in the euro or national currencies the legacy currencies will be eliminated. In June 1998, the Company formed a cross-functional team to assess the impact of the conversion on the Company's operations and to address associated issues.

The Company is currently conducting transactions in the euro and expects to have all affected information systems fully converted by April 2001. Novell does not expect the euro conversion to have a material effect on its competitive position or financial results.

Novell believes that it has the product offerings, facilities, personnel, and competitive and financial resources for continued business success, but future revenues, costs, margins, product mix, and profits are all influenced by a number of factors, such as those discussed above, as well as risks described in detail in the Company's fiscal 1999 report on Form 10-K.

LIQUIDITY AND CAPITAL RESOURCES

                                                      Oct. 31                   Oct. 31                   Oct. 31
                                                        1999       Change         1998        Change        1997
Cash and short-term investments (millions)              $895         -11%       $1,007           -3%      $1,033
Percentage of total assets                                46%                       52%                       54%

Cash and short-term investments decreased to $895 million at October 31, 1999 from $1,007 million at October 31, 1998. This decrease can be attributed to $69 million of cash used for expenditures on property, plant and equipment, $403 million used to repurchase common stock, and $92 million cash used to increase the cash reserved as collateral for building leases. These expenditures were partially offset by $329 million provided by operating activities and $95 million provided by issuances of common stock, and $28 million provided by other investing activities including short-term investing activities.

The investment portfolio is diversified among security types, industry groups, and individual issuers. To achieve potentially higher returns, a limited portion of the Company's investment portfolio is invested in mutual funds, which incur market risk. The Company believes that the market risk has been limited by diversification and by use of a funds management timing service which transfers funds out of mutual funds and into money market funds when preset signals occur.

The Company's investment portfolio includes securities with net unrealized gains of $61 million, before effects of deferred taxes, as of October 31, 1999. The majority of the Company's unrealized gains are due to the Company's investment in Red Hat, Inc., which completed its initial public offering of common stock in August 1999. Prior to the public offering, this investment was classified as a long-term investment.

The Company's principal source of liquidity continues to be from operations. At October 31, 1999, the Company's principal unused sources of liquidity consisted of cash and short-term investments and available borrowing capacity of approximately $18 million under its credit facilities. The Company's liquidity needs are principally for financing of accounts receivable, capital assets, strategic investments, product development, and flexibility in a dynamic and competitive operating environment.

The Company anticipates being able to fund its current operations and capital expenditures planned for the foreseeable future with existing cash and short-term investments together with internally generated funds. The Company believes that borrowings under the Company's credit facilities, or public offerings of equity or debt securities are available if the need arises. Investments will continue in product development and in new and existing areas of technology. Cash may also be used to acquire technology through purchases and strategic acquisitions. Capital expenditures in fiscal 2000 are anticipated to be approximately $75 million, but could be reduced if the growth of the Company is less than presently anticipated.

In June 1998, the Company announced its intent to repurchase and retire up to 10 percent, or approximately 35 million shares, of Novell common stock over the following twelve months. During fiscal 1998 and fiscal 1999, 21 million and 14 million shares, respectively, were repurchased and retired under this plan at a total cost of approximately $245 million and $204 million, respectively. In July 1999, the Board of Directors authorized up to $500 million for the repurchase of additional outstanding shares of the Company's common stock through October 31, 2000. During the fourth quarter of 1999, the Company repurchased approximately 9 million shares under this plan at a cost of $199 million.

Financial market risks

The Company is exposed to financial market risks, including changes in interest rates, foreign currency exchange rates and marketable equity security prices. To mitigate these risks, the Company utilizes currency forward contracts and currency options. The Company does not use derivative financial instruments for speculative or trading purposes, and no derivative financial instruments were outstanding at October 31, 1999.

The primary objective of the Company's investment activities is to preserve principal while maximizing yields without significantly increasing risk. This is accomplished by investing in widely diversified short-term investments, consisting primarily of investment grade securities, substantially all of which either mature within the next twelve months or have characteristics of short-term investments. A hypothetical 50 basis point increase in interest rates would result in an approximate $5 million decrease (less than 0.6%) in the fair value of the Company's available-for-sale securities.

The Company hedges currency risks of investments denominated in foreign currencies with currency forward contracts. Gains and losses on these foreign currency investments would generally be offset by corresponding losses and gains on the related hedging instruments, resulting in negligible net exposure to the Company. A substantial majority of the Company's revenue, expense and capital purchasing activities are transacted in U.S. dollars. However, the Company does enter into transactions in other currencies, primarily Japanese yen and certain other Asian and European currencies. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, the Company has established balance sheet hedging programs. Currency forward contracts and currency options are utilized in these hedging programs. The Company's hedging programs reduce, but do not always entirely eliminate, the impact of foreign currency exchange rate movements. If the Company did not hedge against foreign currency exchange rate movement, an adverse change of 10% in exchange rates would result in a decline in income before taxes of approximately $10 million.

The Company is exposed to equity price risks on equity securities included in its portfolio of investments entered into for the promotion of business and strategic objectives. These investments are generally in small capitalization stocks in the high-technology industry sector. The Company typically does not attempt to reduce or eliminate its market exposure on these securities. A 10% adverse change in equity prices would result in an approximate $7 million decrease in the fair value of the Company's available-for-sale securities.

All of the potential changes noted above are based on sensitivity analyses performed on the Company's financial position at October 31, 1999. Actual results may differ materially.

CONSOLIDATED STATEMENTS OF OPERATIONS

Amounts in thousands, except per share data

                                                     Oct. 31      Oct. 31      Oct. 31
Fiscal year ended                                       1999         1998         1997
Net sales                                         $1,272,820   $1,083,887   $1,007,311
Cost of sales                                        286,021      248,617      288,617
Gross profit                                         986,799      835,270      718,694
Operating expenses
  Sales and marketing                                434,339      398,532      460,027
  Product development                                227,636      235,744      300,599
  General and administrative                         101,772      102,548      102,737
Restructuring charges                                     --           --       55,335
Total operating expenses                             763,747      736,824      918,698

Income (loss) from operations                        223,052       98,446    (200,004)

Other income (expense)
  Investment income                                   41,472       44,727       61,315
  Other, net                                        (20,688)      (1,539)     (11,881)
Other income, net                                     20,784       43,188       49,434

Income (loss) before taxes                           243,836      141,634    (150,570)
Income tax expense (benefit)                          53,089       39,658     (72,274)
Net income (loss)                                   $190,747     $101,976    $(78,296)

Weighted average shares outstanding
Basic                                                334,460      350,525      348,149
Diluted                                              349,393      356,437      348,149
Net income (loss) per share
Basic                                                   $.57         $.29       $(.22)
Diluted                                                 $.55         $.29       $(.22)

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Amounts in thousands, except share and                 Oct. 31           Oct. 31
per share data                                            1999              1998
Assets
Current assets
  Cash and short-term investments                   $  895,404        $1,007,167
  Receivables, less allowances
    ($36,318--1999, $47,921--1998)                     305,195           246,577
  Inventories                                            3,753             3,562
  Prepaid expenses                                      47,738            63,165
  Deferred and refundable income taxes                  60,266            95,343
  Other current assets                                  23,260            19,886
Total current assets                                 1,335,616         1,435,700

Property, plant, and equipment, net                    347,012           346,196
Long-term investments                                  229,114           114,815
Other assets                                            30,577            27,401
Total assets                                        $1,942,319        $1,924,112

Liabilities and
shareholders' equity
Current liabilities
  Accounts payable                                  $   85,037        $   77,987
  Accrued compensation                                  62,778            52,348
  Accrued marketing liabilities                         11,449            16,383
  Other accrued liabilities                             50,133            62,206
  Income taxes payable                                  57,085            64,057
  Deferred revenue                                     173,150           141,714

Total current liabilities                              439,632           414,695

Minority interests                                      10,446            15,919

Shareholders' equity
Common stock, par value $.10 per share
  Authorized -- 600,000,000 shares
  Issued --     326,593,911 shares, 1999
                337,592,460 shares, 1998                32,659            33,759
Additional paid-in capital                                  --           200,897
Other                                                   (8,231)           (5,396)
Retained earnings                                    1,432,624         1,290,337
Accumulated other comprehensive income (loss)           35,189           (26,099)

Total shareholders' equity                           1,492,241         1,493,498

Total liabilities and shareholders' equity         $ 1,942,319       $ 1,924,112

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                            Accumulated
                                       Common       Common    Additional                          Other
                                        Stock        Stock       Paid-In        Retained  Comprehensive
Amounts in thousands                   Shares       Amount       Capital        Earnings  Income (Loss)        Other          Total
Balance--Oct. 26, 1996                346,059     $ 34,606     $ 309,831     $ 1,266,657       $  8,556     $(4,141)    $ 1,615,509

Stock issued from stock plans           5,142          514        33,841              --             --      (8,508)         25,847
Stock plans' income tax benefits           --           --         3,927              --             --          --           3,927
Shares cancelled                         (263)         (26)       (2,707)             --             --          --          (2,733)
Amortization of unearned
  stock compensation                       --           --            --              --             --       5,460           5,460
Sale of put warrants                       --           --         2,300              --             --          --           2,300
Settlement of put warrants                 --           --        31,390              --             --          --          31,390

Unrealized loss on investments             --           --            --              --        (36,138)         --         (36,138)
Cumulative translation adjustment          --           --            --              --         (1,849)         --          (1,849)
Net (loss)                                 --           --            --         (78,296)            --          --         (78,296)
Comprehensive (loss)                       --           --            --              --             --          --        (116,283)
Balance--Oct. 31, 1997                350,938     $ 35,094     $ 378,582     $ 1,188,361       $(29,431)    $(7,189)    $ 1,565,417

Stock issued from stock plans           7,675          767        55,130              --             --      (1,032)         54,865
Stock plans' income tax benefits           --           --        10,261              --             --          --          10,261
Shares cancelled                          (20)          (2)         (212)             --             --          --            (214)
Shares repurchased and retired        (21,000)      (2,100)     (242,864)             --             --          --        (244,964)
Amortization of unearned
  stock compensation                       --           --            --              --             --       2,825           2,825

Unrealized gain on investments             --           --            --              --          4,419          --           4,419
Cumulative translation adjustment          --           --            --              --         (1,087)         --          (1,087)
Net income                                 --           --            --         101,976             --          --         101,976
Comprehensive income                       --           --            --              --             --          --         105,308
Balance--Oct. 31, 1998                337,593     $ 33,759     $ 200,897     $ 1,290,337       $(26,099)    $(5,396)    $ 1,493,498

Stock issued from stock plans          11,946        1,194       102,690              --             --      (6,251)         97,633
Stock plans' income tax benefits           --           --        50,659              --             --          --          50,659
Shares cancelled                          (94)          (9)       (2,409)             --             --          --          (2,418)
Shares repurchased and retired        (22,851)      (2,285)     (351,837)        (48,460)            --          --        (402,582)
Amortization of unearned
  stock compensation                       --           --            --              --             --       3,416           3,416

Unrealized gain on investments             --           --            --              --         62,108          --          62,108
Cumulative translation adjustment          --           --            --              --           (820)         --            (820)
Net income                                 --           --            --         190,747             --          --         190,747
Comprehensive income                       --           --            --              --             --          --         252,035
Balance--Oct. 31, 1999                326,594     $ 32,659           $--     $ 1,432,624       $ 35,189     $(8,231)    $ 1,492,241

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Dollars in thousands

                                                         Oct. 31         Oct. 31          Oct. 31
Fiscal year ended                                           1999            1998             1997
Cash flows from
operating activities

Net income (loss)                                    $   190,747     $   101,976     $   (78,296)

Adjustments to reconcile net income (loss) to net
cash provided (used) by operating activities
  Depreciation and amortization                           70,156          76,170          91,075
  Stock plans' income tax benefits                        50,657          10,261           3,927
  (Increase) decrease in receivables                     (58,618)        (29,164)        221,190
  (Increase) decrease in inventories                        (191)          7,094           6,181
  Decrease (increase) in prepaids                         15,427          (5,480)         (9,404)
  Decrease (increase) in deferred and
    refundable income taxes                               38,979          43,662         (93,082)
  (Increase) decrease in other current assets             (3,374)         (2,941)         (3,221)
  Increase (decrease) in current liabilities, net         24,937          92,739         (42,816)
Net cash provided by operating activities                328,720         294,317          95,554

Cash flows from
financing activities
  Issuance of common stock, net                           95,215          54,650          23,114
  Repurchases of common stock                           (402,582)       (244,964)             --
  Sale of put warrants                                        --              --           2,300
  Settlement of put warrants                                  --              --         (20,760)
Net cash (used) provided by financing activities        (307,367)       (190,314)          4,654

Cash flows from
investing activities
  Expenditures for property, plant, and equipment        (69,181)        (57,375)        (64,796)
  Purchases of short-term investments                 (1,743,695)     (2,048,391)     (2,148,664)
  Maturities of short-term investments                 1,346,432       1,490,661       1,502,451
  Sales of short-term investments                        689,910         535,405         664,379
  Increase in restricted cash                            (91,668)        (83,107)        (11,371)
  Other                                                  (34,375)          5,754          20,815
Net cash (used) provided by investing activities          97,423        (157,053)        (37,186)

Total increase (decrease) in cash and
cash equivalents                                         118,776         (53,050)         63,022
Cash and cash equivalents--beginning of period           155,493         208,543         145,521

Cash and cash equivalents--end of period                 274,269         155,493         208,543
Short-term investments--end of period                    621,135         851,674         824,930

Cash and short-term investments--end of period       $   895,404     $ 1,007,167     $ 1,033,473


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

The following summarizes the significant accounting policies of the Company:

- The Company considers all highly liquid debt instruments purchased with a term to maturity of three months or less to be cash equivalents. Short-term investments are widely diversified, consisting primarily of short-term investment grade securities, substantially all of which either mature within the next twelve months or have characteristics of short-term investments. Municipal securities included in short-term investments have contractual maturities ranging from 1 to 7 years. Money market preferreds have contractual maturities of less than 180 days. No other short-term investments have contractual maturities. All marketable debt and equity securities are included in cash and short-term investments and are considered available-for-sale and carried at fair market value, with the unrealized gains and losses, net of tax, included in shareholders' equity. Fair market values are based on quoted market prices where available; if quoted market prices are not available, then fair market values are based on quoted market prices of comparable instruments. The cost of securities sold is based on the specific identification method. Such securities are anticipated to be used for current operations and are therefore classified as current assets, even though some maturities may extend beyond one year.

- Accounts receivable include amounts owed by geographically dispersed end users, distributors, resellers, and OEM customers. No collateral is required. Reserves are provided for sales returns, product exchanges and bad debts.

- Plant and equipment are carried at cost less accumulated depreciation and amortization.

- Provision for depreciation and amortization is computed on the straight-line method over the estimated useful lives of the assets, or lease term if shorter, and are as follows:

Asset classification

                                                Useful Lives
Buildings                                           30 years
Furniture and equipment                            3-5 years
Leasehold improvements and other                  3-20 years
Intangible assets                                 3-15 years

- Assets and liabilities of the Company's wholly owned subsidiaries, denominated in the local currency of the subsidiary, are remeasured into U.S. dollars (the functional currency) at year-end exchange rates except for equipment and leasehold improvements, which are remeasured at average rates of exchange prevailing when acquired. Income and expense items are remeasured at average rates of exchange prevailing during the year, except that depreciation is remeasured at historical rates. Remeasurement gains and losses are included in net income (loss) in the period incurred and were not material for fiscal years 1999, 1998, and 1997.

- For the Company's subsidiaries in Japan and India, the functional currency has been determined to be the local currency, and therefore assets and liabilities are translated at year-end exchange rates, and income statement items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded in accumulated comprehensive income
   (loss).

- In fiscal 1999, the Company adopted Statement of Position 97-2 (SOP 97-2), "Software Revenue Recognition," which requires that revenue recognized from software arrangements be allocated to each element of the arrangement based on the relative fair values of the elements, such as software products, upgrades, enhancements, post contract customer support, installation, or training. The implementation of SOP 97-2 did not have a material impact on the recognized revenue of the Company.

   Revenue on product sales is recognized upon shipment or transfer of title to the customer. Certain sales require continuing service, support, and performance by the Company, and accordingly a portion of the revenue is deferred until the future service, support, and performance are provided. Reserves for sales returns and allowances are recorded in the same period as the related revenues.

- Product development costs are expensed as incurred. Application of Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," has not had any material effect on the consolidated financial statements.

- The cost of advertising is expensed as incurred. Advertising expenses totaled $29 million, $28 million, and $42 million in fiscal 1999, 1998, and 1997, respectively.

- Net income (loss) per share is calculated in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," (SFAS 128). Basic earnings per share exclude any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share includes any dilutive effects of options, warrants, and convertible securities.

The Financial Accounting Standards Board issued the American Institute of Certified Public Accountants Statement of Position 98-9 (SOP 98-9), "Modification of SOP 97-2, Software Revenue Recognition." SOP 98-9 amends SOP 97-2 to require recognition of revenue in accordance with the "residual" method in limited circumstances. The provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. The Company does not believe that implementation of this SOP will have a material impact on the financial position of the Company.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," (SFAS 133). SFAS 133 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS 133 requires all companies to recognize derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after July 1, 2000. The Company is currently assessing the potential impact SFAS 133 will have on the statement of financial position of the Company.

Certain reclassifications, none of which affect net income, have been made to the prior years' amounts in order to conform to the current year's presentation.

B. CASH AND SHORT-TERM INVESTMENTS

                                                                                Fair Market
                                        Cost at        Gross         Gross         Value at
                                        Oct. 31   Unrealized    Unrealized          Oct. 31
(Dollars in thousands)                     1999        Gains        Losses             1999
Cash and cash equivalents
  Cash                               $  186,689      $    --      $     --       $  186,689
  Money market fund                      87,580           --            --           87,580
Cash and cash equivalents               274,269           --            --          274,269

Short-term investments
  Municipal securities                  411,938            3        (2,393)         409,548
  Money market mutual funds              93,894           --            --           93,894
  Money market preferreds                33,000           --            --           33,000
  Mutual funds                           15,873           --          (102)          15,771
  Equity securities                       4,949       64,619          (646)          68,922
Short-term investments                  559,654       64,622        (3,141)         621,135

Cash and short-term investments      $  833,923      $64,622      $ (3,141)      $  895,404


                                                                                Fair Market
                                        Cost at        Gross         Gross         Value at
                                        Oct. 31   Unrealized    Unrealized          Oct. 31
(Dollars in thousands)                     1999        Gains        Losses             1999
Cash and cash equivalents
  Cash                               $  106,536      $    --      $     --       $  106,536
  Money market fund                      48,957           --            --           48,957
Cash and cash equivalents               155,493           --            --          155,493

Short-term investments
  Municipal securities                  469,785        8,027            --          477,812
  Money market mutual funds              95,631           --            --           95,631
  Money market preferreds               181,719           --           (19)         181,700
  Mutual funds                           15,340           --            --           15,340
  Equity securities                     128,837       30,159       (77,805)          81,191
Short-term investments                  891,312       38,186       (77,824)         851,674

Cash and short-term investments      $1,046,805      $38,186      $(77,824)      $1,007,167

The Company had net after tax unrealized gains of $38 million, and net after tax unrealized losses of $24 million and $29 million at the end of fiscal 1999, 1998 and 1997, respectively. The Company realized gains on the sales of securities of $51 million, $14 million, and $28 million in fiscal 1999, 1998, and 1997, respectively, while realizing losses on sales of securities of $62 million, $16 million and $11 million during those same periods, respectively.

C. PROPERTY, PLANT, AND EQUIPMENT

                                                     Oct. 31      Oct. 31
(Dollars in thousands)                                  1999         1998
Buildings and land                                  $257,025     $251,465
Furniture and equipment                              345,405      352,286
Leasehold improvements and other                      87,929       91,806
Property, plant, and equipment at cost               690,359      695,557
Accumulated depreciation                           (343,347)    (349,361)
Property, plant, and equipment, net                 $347,012     $346,196

D. INCOME TAXES

                                                     Oct. 31      Oct. 31      Oct. 31
Fiscal year ended (Dollars in thousands)                1999         1998         1997
Tax expense (benefit)
Current
  Federal                                            $21,366      $13,783    $(53,862)
  State                                               11,791        9,934      (8,720)
  Foreign                                             30,671       11,399        5,512
    Total current                                     63,828       35,116     (57,070)

Deferred
  Federal                                           (15,250)      (2,167)      (8,636)
  State                                                  352      (1,878)          680
  Foreign                                              4,159        8,587      (7,248)
    Total deferred                                  (10,739)        4,542     (15,204)

Total tax expense (benefit)                          $53,089      $39,658    $(72,274)

Differences between the U.S. statutory and
effective tax rates
  U.S. statutory rate                                  35.0%        35.0%      (35.0)%
  State income taxes, net of federal tax effect          3.2          3.9        (3.5)
  Research and development tax credits                 (5.3)        (3.7)        (5.0)
  Tax exempt income                                    (3.7)        (7.6)        (6.5)
  Foreign losses not tax benefited (realized)             --        (3.2)          4.7
  Other, net                                           (1.2)          3.6        (2.7)
  Subtotal                                             28.0%        28.0%      (48.0)%
  Non-recurring tax benefit                            (6.2)           --           --
Effective tax (benefit) rate                           21.8%        28.0%      (48.0)%
Domestic and foreign components of
income before taxes
  Domestic                                           $29,515      $66,892   $(100,673)
  Foreign                                            214,321       74,742     (49,897)
  Total income before taxes                         $243,836     $141,634   $(150,570)

Cash paid for income taxes                           $17,800      $18,735      $16,498

                                                     Oct. 31      Oct. 31
(Dollars in thousands)                                  1999         1998
Deferred income taxes
  Deferred tax assets
  Accrued compensation and benefits                   $8,656       $6,801
  Credit carryforwards                                48,259        7,024
  Depreciation                                         4,694        9,802
  Foreign earnings                                        --       13,624
  Foreign net operating loss carryforwards            12,425       16,766
  Federal and state net operating loss carryforwards  18,669        2,316
  Receivable valuation accounts                        8,794       15,254
  Accruals                                             5,967        5,256
  Restructuring provision                              1,408        3,026
  Other individually immaterial items                    668        1,345
    Total deferred tax assets                        109,540       81,214

Deferred tax liabilities
  Intangibles from acquisitions                      (2,592)           --
  Foreign earnings                                  (34,725)           --
  Unrealized gain on investments                    (23,720)      (2,727)
    Total deferred tax liabilities                  (61,037)      (2,727)

Net deferred tax assets                              $48,503      $78,487

During October 1999, the Company reached a settlement with the Internal Revenue Service (IRS) for years 1994 through 1997. All years prior to 1994 had been settled. This settlement resulted in a 6.2% reduction in the provision for income taxes during the fourth quarter of 1999. The reduction is a result of the favorable settlement of items related to corporate acquisitions, research and development tax credits, and various foreign items including foreign sales corporation benefits, foreign tax credits, and other immaterial items.

Realization of the Company's net deferred tax assets is dependent upon the Company generating sufficient taxable income in future years in appropriate tax jurisdictions to obtain benefit from the reversal of temporary differences and from tax credit carryforwards. The amount of deferred tax assets considered realizable is subject to adjustment in future periods if estimates of future taxable income are reduced.

As of October 31, 1999, the Company has U.S. net operating loss carryforwards for federal tax purposes of approximately $40 million that expire in 2019, not including $4 million from acquired companies that expire in years 2010 through 2013. Subject to certain annual limitations, these losses can be used to offset future taxable income. In addition, the Company has approximately $31 million of foreign loss carryforwards, of which, $11 million, $14 million, and $1 million are subject to expire in 2002, 2003, and 2004, respectively. The Company also has various credit carryforwards of approximately $43 million that expire between 2003 and 2019. The remaining credits do not expire.

E. COMMITMENTS AND CONTINGENCIES

The Company currently has a $10 million unsecured revolving bank line of credit, with interest at the prime rate. The line can be used for either letter of credit or working capital purposes. The line is subject to the terms of a loan agreement containing financial covenants and restrictions, none of which are expected to significantly affect the Company's operations. At October 31, 1999, there were standby letters of credit of $1.3 million outstanding under this agreement. The Company has an additional $10 million credit facility with another bank which is not subject to a loan agreement. At October 31, 1999, standby letters of credit of $0.5 million were outstanding under this agreement.

In fiscal 1997, the Company entered into agreements to lease buildings being constructed on land owned by the Company in San Jose, California and in Provo, Utah. The lessor has committed to fund up to $218 million for construction of the buildings. The leases are for a period of seven years and can be renewed for two additional five-year periods by either the lender or the Company, subject to the approval of the other party. Rent obligations on the San Jose facility commenced upon the Company's occupancy of the building in February 1999. Rent obligations on the Provo facility will commence upon occupancy of the building in fiscal 2000. Annual rent under each agreement is determined by taking the portion of the committed amount actually utilized and associated capitalized interest accrued during the construction period and multiplying this amount by the secured interest rate. If the Company does not purchase the buildings, or arrange for the sale of the buildings, at the end of the lease, the Company will guarantee the lessor no more than 85% of the residual value of the buildings. The guaranteed residual value at October 31, 1999, was approximately $185 million. In addition, the agreement calls for the Company to maintain a specific level of restricted cash to serve as collateral for the leases and maintain compliance with certain financial covenants. The value of restricted cash held as collateral at October 31, 1999 was approximately $186 million, and is included in long-term investments.

Rent expense for operating and month-to-month leases was $25 million, $18 million, and $23 million in fiscal 1999, 1998, and 1997, respectively.

As of October 31, 1999, the Company has various operating leases related to the Company's facilities with remaining terms of more than one year. These leases have minimum annual lease commitments of $28.4 million in fiscal 2000, $28.2 million in fiscal 2001, $24.6 million in fiscal 2002, $22.9 million in fiscal 2003, $14.8 million in fiscal 2004, and $2.5 million thereafter. Furthermore, the Company has $46.0 million of minimum rentals to be received in the future.

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

The Company is a party to a number of legal claims arising in the ordinary course of business. The Company believes the ultimate resolution of the claims will not have a material adverse effect on its financial position, results of operations, or cash flows. However, depending on the amount and timing, an unfavorable resolution of these matters could materially affect the Company's future operations or cash flows in a particular period.

F. PUT WARRANTS

In connection with the Company's stock repurchase program, the Company sold put warrants on 15 million shares of its common stock during the third quarter of fiscal 1998, giving a third party the right to sell shares of Novell common stock to the Company at contractually specified prices. The 15 million put warrant obligations, which could only be settled in shares, expired in July 1999.

Additionally, during the third quarter of fiscal 1998, the Company purchased call options on 10 million shares of its common stock, giving the Company the right to purchase shares of Novell common stock at contractually specified prices. The call options are exercisable only at maturity and expired at various dates through July 1999. The premiums received from the sale of the put warrants offset in full the cost of the call options. During fiscal 1999, the Company exercised all of its call options to purchase 10 million shares of Novell common stock in connection with the Company's stock repurchase program.

G. SHAREHOLDERS' EQUITY

In December 1988, the Board of Directors adopted a Shareholder Rights Plan. This plan was most recently amended in September 1999. The plan provides for a dividend of rights, which cannot be exercised until certain events occur, to purchase shares of preferred stock of the Company. Each shareholder of record receives one right for each share of common stock owned. This plan was adopted to ensure that all shareholders of the Company receive fair value for their common stock in the event of any proposed takeover of the Company and to guard against coercive tactics to gain control of the Company without offering fair value to the Company's shareholders.

The Company has 500,000 authorized shares of preferred stock with a par value of $0.10 per share, none of which were outstanding at October 31, 1999 or October 31, 1998.

At October 31, 1999, the Company had authorized stock-based compensation plans under which options to purchase shares of Company common stock could be granted to employees, consultants and outside directors. The Company applies APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its plans. Accordingly, no compensation expense (except compensation expense related to restricted stock purchase grants and grants to consultants) has been recognized for the Company's stock-based plans. If compensation expense for the Company's stock-based compensation plans had been determined consistent with Statement of Financial Accounting Standards No. 123 (SFAS 123), the Company's net income (loss) and net income (loss) per share would have been the pro forma amounts indicated below.

Fiscal year ended (Dollars in thousands,    Oct. 31      Oct. 31       Oct. 31
except per share amounts)                      1999         1998          1997
Net income (loss)
As reported                                $190,747     $101,976     $(78,296)
Pro forma                                  $118,319      $61,991    $(106,509)

Net income (loss) per share
As reported basic                             $0.57        $0.29       $(0.22)
Pro forma basic                               $0.35        $0.18       $(0.30)
As reported diluted                           $0.55        $0.29       $(0.22)
Pro forma diluted                             $0.34        $0.18       $(0.30)

For the purpose of the above table, the fair value of each option grant is estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 1999, 1998 and 1997: a risk-free interest rate of approximately 5.5% for fiscal 1999, 5.4% for fiscal 1998 and 6.3% for fiscal 1997; a dividend yield of 0.0% for all years; a weighted-average expected life of five years for fiscal 1999 and 1998; and four years for fiscal 1997; and a volatility factor of the expected market price of the Company's common stock of 0.58 for fiscal 1999, 0.51 for fiscal 1998; and 0.45 for fiscal 1997. Because the method of accounting prescribed by SFAS 123 has not been applied to options granted prior to October 28, 1995, the resulting pro forma compensation expense may not be representative of that to be expected in future years. Furthermore, SFAS 123 is applicable only to options granted subsequent to October 28, 1995, therefore its pro forma effect will not be fully reflected until approximately fiscal 2000.

The Company currently has three stock option plans. The Company's 1991 Stock Plan, as amended, (the "1991 Plan") provides for the issuance of incentive and nonstatutory stock options, stock purchase rights, stock appreciation rights and long-term performance awards to employees, consultants and outside directors of the Company. The Company grants nonstatutory options to virtually all employees and restricted stock purchase rights to selective management. Nonstatutory options are granted at the fair market value of the Company's common stock at the date of grant, vest over a four-year period, are exercisable upon vesting and expire ten years from the date of grant. The Company has reserved 80,278,305 shares of common stock for issuance under the 1991 Plan. This share reserve has increased over the past six years, based on a calculation of 2.9% of the total common stock outstanding at the previous fiscal year end. The Company also has a Non-Employee Director Stock Option Plan, as amended, (the "Director Plan") under which 1,500,000 shares are reserved for issuance. This Director Plan allows for two types of non discretionary stock option grants; an initial grant of 30,000 options at the time a director is first elected/appointed to the Board, with options vesting over four years and exercisable upon vesting; and an annual grant of 15,000 options upon reelection to the Board, with options vesting over two years and exercisable upon vesting. All options expire ten years from the date of grant. The 1997 Stock Plan (the "1997 Plan") was approved by the Board of Directors in 1997 to grant options to the Company's Chief Executive Officer, at his time of hire. The options were granted at fair market value, vest over five years and expire ten years from grant. The Company reserved 1,250,000 shares of common stock for issuance under the 1997 Stock Plan. There are 781,000 shares of outstanding common stock subject to repurchase.

The Company's 1986 Stock Option Plan and assumed plans due to acquisitions have terminated, and no further options may be granted under these plans. Options previously granted under these plans will continue to be administered under such plans, and any portions that expire or become unexercisable for any reason shall cancel and be unavailable for future issuance.

A summary of the status of the Company's stock option plans as of October 31, 1999, 1998, and 1997 and changes during the years ended on those dates is presented below.

                                                    Fiscal                     Fiscal                   Fiscal
                                                      1999                       1998                     1997
                                                 Weighted-                  Weighted-                Weighted-
                                                   Average                    Average                  Average
                                    Number of     Exercise     Number of     Exercise    Number of    Exercise
(Number of options in thousands)      Options        Price       Options        Price      Options       Price
Outstanding at beginning of year       48,401        $8.89        41,073        $8.19       41,331      $14.77
Granted
  Price at fair value                  21,335        23.04       19,289         10.14       47,867        8.05
  Price greater than fair value            --           --           --            --          600       17.53
  Price less than fair value              316         0.10          100          0.10          975        0.02
Exercised                            (10,758)         7.64       (5,967)         7.09       (3,151)       3.91
Cancelled/expired                     (4,017)        13.35       (6,094)         9.84      (46,549)      14.13
Outstanding at end of year             55,277       $14.22        48,401        $8.89       41,073       $8.19

Options exercisable at year end        17,460        $8.78        15,531        $7.87        2,753      $13.92

The following table summarizes information about stock options outstanding at October 31, 1999.

                                                         Options Outstanding              Options Exercisable
                                                   ----------------------------------  --------------------------
                                                       Weighted-
                                                        Average           Weighted-                   Weighted-
                                        Options        Remaining           Average       Options       Average
(Number of options in thousands)      Outstanding  Contractual Life    Exercise Price  Exercisable  Exercise Price
$1.83                                         2           3.19             $ 1.83              2         $ 1.83
$1.84--$6.91                              9,257           6.11             $ 6.91          7,343         $ 6.91
$7.50--$9.88                             19,628           8.05             $ 9.14          7,913         $ 9.06
$9.94--$23.94                            12,005           9.08             $15.86          1,986         $12.46
$24.06--$24.06                           12,027           9.39             $24.06             55         $24.06
$24.31--$31.25                            2,358           9.11             $26.67            161         $29.98
$1.83--$31.25                            55,277           8.29             $14.22         17,460         $ 8.78

Other information

                                                                   Fiscal       Fiscal
(Number of shares and options in thousands)                          1999         1998
Options available for future grants                                 8,690       16,560
Other information
Shares of common stock outstanding at year end                    326,594      337,592
Annual option reserve increase based on evergreen provision         9,790       10,177
Options granted as a percentage of outstanding
  common stock, net of cancellations                                   5%           4%
Option holders as a percentage of total employees                    100%         100%

Employee stock purchase plan
Under the Company's 1989 Employee Stock Purchase Plan, as amended (the "Purchase Plan"), the Company is authorized to issue up to 18,000,000 shares of common stock to its employees who work at least 20 hours a week and six months a year. Under the terms of the Purchase Plan, there are two six month offerings per year, and employees can choose to have up to 10% of their salary withheld to purchase the Company's common stock. The purchase price of the stock is 85% of the lower of the subscription date fair market value and the purchase date fair market value. Approximately 49% of the eligible employees have participated in the Purchase Plan in fiscal 1999 and 45% in 1998. Under the Purchase Plan, the Company issued 1,186,536 and 1,708,028 shares to employees in fiscal 1999 and 1998, respectively.

In accordance with APB 25, the Company does not recognize compensation expense related to employee purchase rights under the Purchase Plan. To comply with the pro forma reporting requirements of SFAS 123, compensation expense is estimated for the fair value of the employees' purchase rights using the Black-Scholes model with the following assumptions for these rights granted in fiscal 1999, 1998, and 1997: a dividend yield of 0.0% for all years; an expected life of 6 months for all years; an expected volatility factor of 0.58 for fiscal 1999,
0.51 for fiscal 1998, and 0.45 in fiscal 1997; and a risk-free interest rate of approximately 5.5% for all years. The weighted average fair value of the purchase rights granted on April 26, 1999, October 26, 1998, April 28, 1998, October 28, 1997, April 28, 1997 and October 28,1996 was $7.11, $3.88, $2.64,
$2.25, $1.99 and $2.66, respectively.

H. COMPREHENSIVE INCOME

In the first quarter of 1999, the Company adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income." SFAS 130 establishes new rules for the reporting and displaying of comprehensive income. SFAS 130 requires unrealized gains or losses on the Company's available-for-sale securities and cumulative translation adjustments to be included in comprehensive income. The components of other comprehensive income include:

                                                                     Oct. 31     Oct. 31       Oct. 31
Fiscal year ended (Dollars in thousands)                                1999        1998          1997
Gain on investments during the year, net of tax expense
  (benefit) of $44,255, $5,323, and $(21,305), respectively         $ 70,454     $ 8,475     $(33,917)
Less: adjustment for net realized losses included in net income,
  net of tax benefit of $5,243, $2,548, and $1,390, respectively      (8,346)     (4,056)      (2,221)
Net unrealized gain (loss) on investments                             62,108       4,419      (36,138)
Cumulative translation adjustments, net of tax benefit of $515,
  $683, and $1,161, respectively                                        (820)     (1,087)      (1,849)
    Other comprehensive income (loss)                               $ 61,288     $ 3,332     $(37,987)

I. RESTRUCTURING CHARGES

During the third quarter of fiscal 1997, the Company incurred $55 million of tax deductible restructuring charges which included $28 million for excess personnel and $27 million for redundant facilities as the Company restructured and realigned its remaining resources to better manage and control its business. The charge for excess personnel related to approximately 1,000 employees with $21 million of severance paid and charged against the amount accrued. Of the total restructuring charge, accruals of $5 million remain as of October 31, 1999, primarily related to redundant facility charges.

J. EMPLOYEE SAVINGS AND RETIREMENT PLAN

The Company adopted a 401(k) savings and retirement plan in December 1986. The plan covers all U.S. employees who are 21 years of age or older who are scheduled to complete 1,000 hours of service during any consecutive twelve-month period. Prior to January 1, 1995, the Company contributed an amount which was equal to 50% of the employee's contribution up to 6% of each employee's compensation to the retirement and savings plan. On January 1, 1995, the Company's retirement and savings plan contribution was changed to allow the Company to contribute an amount equal to 100% of the employee's contribution up to 4% of each employee's compensation.

The Company also has other retirement plans in certain countries outside of the U.S. in which the Company employs personnel. Each plan is consistent with local laws and business practices.

Company matching contributions on 401(k) and other retirement plans were $14 million, $13 million, and $15 million in fiscal 1999, 1998, and 1997, respectively.

K. RELATED PARTY TRANSACTIONS

In fiscal 1999, 1998, and 1997, legal fees of approximately $2 million, $1 million and $1 million, respectively, were paid to Wilson, Sonsini, Goodrich & Rosati, a law firm in which a director of the Company is a senior partner.

L. SEGMENT INFORMATION

In fiscal 1999, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," (SFAS 131). SFAS 131 supersedes Statement of Financial Accounting Standards No. 14 "Financial Reporting for Segments of a Business Enterprise" and establishes standards for reporting information about operating segments. These segments are defined as components of an enterprise that are evaluated regularly by the chief operating decision maker(s) in determining how to allocate resources and assess performance based on available, separate financial information.

The Company operates in one business segment, directory-enabled networking software and services. The Company's products are sold throughout the world. In the United States, products are sold through direct, OEM, reseller, and distributor channels. Internationally, products are marketed through distributors who sell to dealers and end users. Performance of the Company is evaluated by the Company's chief decision makers, the Chief Executive Officer and Executive Council, based on total Company results. Revenue is evaluated based on geographic region and by product category. Separate financial information is not available by product category in regards to asset allocation, expense allocation, or profitability.

Novell's products can be categorized into the following four areas, all within the directory-enabled networking software and services segment.

-  Directory-enabled server platforms, which includes NetWare 4 and NetWare 5

- Directory-enabled applications products, or Net Services Software, which include NetWare for SAA host connectivity products, BorderManager, NDS integration and high availability service products, as well as collaboration and management products including GroupWise, ManageWise, and ZENworks

- Service, education and consulting revenue, which is generated from customer service, educational products and courses, and consulting for network solutions

- Pre-directory product revenue consisting of NetWare 3, non-directory-enabled infrastructure products and UNIX royalties

Revenue by product category

                                                   Oct. 31      Oct. 31       Oct. 31
Fiscal year ended (Dollars in thousands)              1999         1998          1997
Directory-enabled server platforms              $  659,494   $  533,694    $  474,662
Directory-enabled applications                     315,006      226,882       160,254
Service, education and consulting                  180,710      129,431       102,139
Other                                              117,610      193,880       270,256
  Total net sales                               $1,272,820   $1,083,887    $1,007,311

Sales outside the U.S. are comprised of sales to international customers in Europe, the Middle East, Canada, South America, and Asia Pacific. Other than sales in Ireland, international sales were not material individually in any other international location. Intercompany sales between geographic areas are accounted for at prices representative of unaffiliated party transactions. "U.S. operations" include shipments to customers in the U.S., licensing to OEMs, and exports of finished goods directly to international customers, primarily in Canada, South America, and Asia.

Geographic information

                                                                  Oct. 31      Oct. 31       Oct. 31
Fiscal year ended (Dollars in thousands)                             1999         1998          1997
Net sales
  U.S. operations                                              $  838,221   $  766,548    $  721,164
  Irish operations                                                400,522      296,500       231,955
  Other international operations                                   59,316       52,548        99,365
  Eliminations                                                   (25,239)     (31,709)      (45,173)
    Total net sales                                            $1,272,820   $1,083,887    $1,007,311

Identifiable assets
  U.S. operations                                              $  685,188   $  548,820    $  322,437
  Irish operations                                                 33,216       29,178        32,493
  Other international operations                                   48,829       50,196       231,135
  Eliminations                                                  (172,191)    (155,343)     (166,154)
    Total identifiable assets                                  $  595,042   $  472,851    $  419,911

Reconciliation of long-lived assets to total assets

                                                                  Oct. 31      Oct. 31       Oct. 31
Fiscal year ended (Dollars in thousands)                             1999         1998          1997
Long-lived assets                                              $  595,042   $  472,851    $  419,911
Other long term assets                                             11,661       15,561        20,356
Current assets                                                  1,335,616    1,435,700     1,470,382
    Total assets                                               $1,942,319   $1,924,112    $1,910,649

In fiscal 1999, 1998, and 1997, sales to international customers were approximately $575 million, $452 million, and $452 million, respectively. In fiscal 1999, 1998, and 1997, international sales to European countries were 70%, 67%, and 55% of international sales, respectively. No one foreign country accounted for more than 10% of total sales in any period. In fiscal 1999, 1998, and 1997, the Company had one multinational distributor, which accounted for 11%, 15%, and 11% of revenue, respectively. Otherwise, no customer accounted for more than 10% of revenue in any period.

M. NET INCOME PER SHARE

                                                                  Oct. 31      Oct. 31       Oct. 31
Fiscal year ended (Amounts in thousands except per share data)       1999         1998          1997
Basic net income (loss) per share computation
  Net income (loss)                                              $190,747     $101,976     $(78,296)
  Weighted average shares outstanding                             334,460      350,525       348,149
    Basic net income (loss) per share                                $.57         $.29        $(.22)

Diluted net income (loss) per share computation
  Net income (loss)                                              $190,747     $101,976     $(78,296)
  Weighted average shares outstanding                             334,460      350,525       348,149
  Incremental shares attributable to exercise of outstanding
    options (treasury stock method)                                14,933        5,912            --
  Total                                                           349,393      356,437       348,149
    Diluted net income (loss) per share                              $.55         $.29        $(.22)

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders--Novell, Inc.
We have audited the accompanying consolidated balance sheets of Novell, Inc. as of October 31, 1999 and October 31, 1998, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Novell, Inc. at October 31, 1999 and October 31, 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 1999, in conformity with generally accepted accounting principles.

                                               Ernst & Young LLP

San Jose, California
November 19, 1999

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA--UNAUDITED

                                                    First          Second           Third           Fourth          Fiscal
Dollars in thousands, except per share data       Quarter         Quarter         Quarter          Quarter            Year
Fiscal 1999
Net sales                                        $285,806        $315,652        $326,808         $344,554      $1,272,820
Gross profit                                      221,680         239,441         253,294          272,384         986,799
Income before taxes                                40,136          53,787          68,488           81,425         243,836
Net income                                         28,898          38,726          49,311           73,812         190,747
Net income per share
  Basic                                               .09             .12             .15              .22             .57
  Diluted                                             .08             .11             .14              .21             .55

Common stock price per share
High                                               20 3/4          28 1/8         31 3/16               27         31 3/16
Low                                              13 15/16          17 1/4        21 13/16          16 1/16        13 15/16

Fiscal 1998
Net sales                                        $252,042        $262,250        $272,016         $297,579      $1,083,887
Gross profit                                      194,955         202,972         208,947          228,396         835,270
Income before taxes                                19,575          26,815          36,884           58,360         141,634
Net income                                         14,094          19,307          26,556           42,019         101,976
Net income per share
  Basic                                               .04             .05             .08              .12             .29
  Diluted                                             .04             .05             .07              .12             .29

Common stock price per share
High                                                 9 5/8         11 1/8          13 5/8           15 3/8          15 3/8
Low                                                6 13/16         7 3/16         9 29/64            9 1/2         6 13/16

Fiscal 1997
Net sales                                         $374,847       $273,107         $90,074         $269,283      $1,007,311
Gross profit                                       296,279        193,133          25,715          203,567         718,694
Income (loss) before taxes                          75,277       (21,680)       (217,957)           13,790       (150,570)
Net income (loss)                                   50,812       (14,634)       (121,645)            7,171        (78,296)
Net income (loss) per share
  Basic                                                .15          (.04)           (.35)              .02           (.22)
  Diluted                                              .15          (.04)           (.35)              .02           (.22)

Common stock price per share
High                                                12 3/4             13           8 3/4           10 1/2              13
Low                                                  8 7/8              7          6 9/32            7 3/8         6  9/32

Novell's common stock trades in the over-the-counter market under the NASDAQ symbol "NOVL." No dividends have been declared on the Company's common stock. There were 10,100 shareholders of record at December 31, 1999.

DIRECTORS AND EXECUTIVES

Board of Directors
Eric E. Schmidt
Chairman of the Board and
Chief Executive Officer

John A. Young (n)(l)
Vice Chairman of the Board
and Retired President and Chief Executive Officer
Hewlett-Packard Company

Elaine R. Bond (s)
Retired Chase Fellow and Senior Consultant
The Chase Manhattan Bank, N.A.

Hans-Werner Hector (s)
Cofounder
SAP AG, Germany

Reed E. Hundt (n)(l)
Special Consultant
McKinsey & Company

William N. Joy (n)
Cofounder and Vice President of Research
Sun Microsystems, Inc.

Jack L. Messman (s)(l)
President and Chief Executive Officer
Cambridge Technology Partners

Richard L. Nolan (n)(l)
William Barclay Harding Professor
of Management of Technology
Harvard Business School

Larry W. Sonsini
Partner
Wilson, Sonsini, Goodrich & Rosati

s   Member of Audit Committee
n   Member of Compensation Committee
l   Member of Corporate Governance Committee

CORPORATE EXECUTIVE STAFF

Eric E. Schmidt
Chairman of the Board and
Chief Executive Officer

Ronald E. Heinz, Jr.
Senior Vice President
Worldwide Sales

Stewart G. Nelson
Senior Vice President
Products and Marketing

Richard A. Nortz
Senior Vice President
Customer Services

Dennis R. Raney
Senior Vice President and
Chief Financial Officer,
Chief Accounting Officer

OFFICE LOCATIONS

UNITED STATES OFFICES          INTERNATIONAL OFFICES

Arizona                        Argentina                 Japan
Phoenix                        Buenos Aires              Tokyo

California                     Australia                 Korea
Irvine                         Brisbane                  Seoul
Los Angeles                    Canberra
Sacramento                     Melbourne                 Malaysia
San Diego                      West Perth                Petaling Jaya
San Francisco                  North Sydney
San Jose                                                 Mexico
                               Austria                   Mexico City
Colorado                       Vienna
Englewood                                                Netherlands
                               Belgium                   Rotterdam
Connecticut                    Antwerp
Glastonbury                                              New Zealand
                               Brazil                    Auckland
Florida                        Brasilia                  Wellington
Ft. Lauderdale                 Gerais
Tampa                          Sao Paulo                 Norway
                                                         Oslo
Georgia                        Canada
Alpharetta                     Calgary                   Panama
                               Halifax                   Panama City
Illinois                       Hull
Rolling Meadows                Markham                   Peru
                               Montreal                  Lima
Massachusetts                  Sainte-Foy
Wellesley                      Vancouver                 Puerto Rico
                                                         Hato Rey
Michigan                       Chile
Southfield                     Santiago                  Poland
                                                         Warsaw
Minnesota                      China, People's
Bloomington                    Republic of               Portugal
                               Beijing                   Lisbon
Missouri                       Guangzhou
Kansas City                    Shanghai                  Russia
St. Louis                                                Moscow
                               Colombia
New Jersey                     Bogota                    Singapore
Berkeley Heights                                         Singapore
                               Czech Republic
New York                       Prague                    South Africa
New York                                                 Cape Town
Pittsford                      Denmark                   Johannesburg
                               Copenhagen
Ohio                                                     Spain
Cincinnati                     Finland                   Barcelona
Columbus                       Helsinki                  Madrid
Independence
                               France                    Sweden
Oregon                         Paris                     Stockholm
Portland
                               Germany                   Switzerland
Pennsylvania                   Berlin                    Zurich
East Norriton                  Dusseldorf
Pittsburgh                     Frankfurt                 Taiwan
                               Munich                    Taipei
Tennessee
Memphis                        Hong Kong                 Thailand
                               Wanchai                   Bangkok
Texas
Addison                        Hungary                   United Arab Emirates
Austin                         Budapest                  Dubai
Houston
San Antonio                    India                     United Kingdom
                               Ahmedabad                 Bracknell
Utah                           Bangalore
Orem                           Bombay                    Uruguay
Provo                          Calcutta                  Montevideo
Salt Lake City                 Chennai
                               Jaipur                    Venezuela
Virginia                       New Delhi                 Caracas
Herndon                        Secunderabad

Washington                     Ireland
Kirkland                       Dublin

                               Israel
                               Herzliyya

                               Italy
                               Milan

CORPORATE DIRECTORY

Novell Corporate                        Novell Venezuela
Headquarters                            Plaza La Castellana
122 East 1700 South                     Torre Ban Caracas
Provo, Utah 84606                       Piso 10, oficina 10-04
Ph 801 861 7000                         La Castellana
Toll free 800 453 1267                  Caracas, Venezuela
                                        Ph 582 264 2534
                                        Fx 582 264 2171
AMERICAS REGION

Novell Argentina                        ASIA-PACIFIC REGION
Av. Leandro N. Alem 1110,
Piso 9 degrees, 1001 Buenos Aires       Novell Australia
Argentina                               Level 18
Ph 54 11 4312 2626                      201 Miller Street
Fx 54 11 4312 8025                      North Sydney, NSW 2060
                                        Australia
Novell Brazil                           Ph 61 2 9925 3000
Av. Nacoes Unidas, 12.995               Fx 61 2 9922 2113
8 degrees Andar
04578-000 - Sao Paulo - SP              Novell New Zealand
Brazil                                  L12, 44-52 Wellesley Street
Ph 55 11 5505 4040                      Auckland 1
Fx 55 11 5505 4041                      New Zealand
                                        Ph 64 9 308 1400
Novell Canada                           Fx 64 9 308 1409
3100 Steeles Avenue East
Suite 500                               Novell China
Markham, Ontario L3R 8T3                Floor 11 Canway Building
Canada                                  No. 66 Nan Li Shi Road
Ph 905 940 2670                         Beijing 100045, China
Fx 905 940 2688                         Ph 86 10 680 28855
                                        Fx 86 10 680 28720
Novell Chile
Av. Nueva Tajamar 555                   Novell Hong Kong
Of. 901, Las Condes                     Room 4601-5
Santiago, Chile                         China Resources Building
Ph 562 3397 070                         26 Harbour Road
Fx 562 3397 071                         Wanchai, Hong Kong, China
                                        Ph 852 2 588 5288
Novell Colombia                         Fx 852 2 827 6555
Teleport Business Park
Calle 114 # 9-45                        Novell India*
Torre B oficina 709                     Onward Novell Software Ltd.
Santa Fe de Bogota                      62 MIDC
Colombia                                13th Street
Ph 571 6292969                          Andheri (East)
Fx 571 6293509                          Bombay 400 093, India
                                        Ph 91 022 8342244
Novell Mexico                           Fx 91 022 8342223
Blvd. Manuel Avila
Comacho #138-1                          Novell Japan Ltd.*
Col. Lomas de Chapultepec               Toei Mishuku Bldg.
Mexico D.F., C.P. 11000                 1-13-1 Mishuku
Ph 525 284 2700                         Setagaya-Ku,
Fx 525 284 2799                         Tokyo 154-8361, Japan
                                        Ph 81 3 5481 1294
Novell Panama                           Fx 81 3 5481 1934
Calle 53 Marbella,
World Trade Center                      Novell Korea
Piso 2, Oficina 10                      Will-Bes Co. Building
Cuidad de Panama                        11th Floor
Panama                                  942-1, Daechi-dong
Ph 507 206 8714                         Kangnam-Ku
Fx 507 206 8777                         Seoul, Korea 135-280
                                        Ph 82 2 528 1400
Novell Peru                             Fx 82 2 528 1414
Martir Olaya 129 Office 1701
Centro Empresarial Pardo                Novell Malaysia
Miraflores                              Unit 501 Level 5 Uptown 1
Lima, Peru                              1 Jalan 5521/58
Ph 511 214 1340                         Damansara Uptown
Fx 511 214 1087                         47400 Petaling Jaya
                                        Selangor Darul Ehsan
Novell Puerto Rico                      Malaysia
255 Ponce de Leon                       Ph 60 3 712 6100
Royal Bank Center, Suite 202            Fx 60 3 712 6155
Hato Rey, Puerto Rico 00918
Ph 787 771 3816                         Novell Singapore
Fx 787 771 3811                         300 Beach Road, #28-00
                                        The Concourse
Novell Uruguay                          Singapore 199555
Cerrito 534, piso 4                     Ph 65 296 2866
11000 Montevideo, Uruguay               Fx 65 296 1266
Ph 598 2 915 5032
Fx 598 2 915 4932                       Novell Taiwan
                                        Room E-F, 5th Floor No. 168
                                        Tun-Hwa North Road
                                        Taipei, Taiwan, R.O.C.
                                        Ph 886 22 718 9733
                                        Fx 886 22 514 9806

                                        *Joint venture

Novell Thailand                         Novell Middle East
16th Flr., TISCO Tower                  P.O. Box 9313
48 North Sathorn Rd.                    17th Floor
Silom, Bangrak                          Dubai World Trade Center
Bangkok, Thailand 10500                 Dubai, United Arab Emirates
Ph 662 638 0310                         Ph 971 433 16 444
Fx 662 638 0311                         Fx 971 433 19 248

                                        Novell Netherlands
EUROPE, MIDDLE EAST,                    Barbizonlaan 25
AFRICA REGION                           2908 MB Capelle a/d IJssel
                                        PO Box 85024
Novell Austria                          3009 MA Rotterdam
Heiligenstadter Lande 27c               The Netherlands
1190 Vienna, Austria                    Ph 31 10 286 4722
Ph 43 1 367 7444                        Fx 31 10 286 4010
Fx 43 1 367 7444 20
                                        Novell Norway
Novell Belgium                          Ostensjoveien 34
Koningin Astridplein 1, 3rd Floor       Postboks 6555 Etterstad
2018 Antwerp, Belgium                   0606 Oslo, Norway
Ph 32 3 206 17 93                       Ph 47 23 37 77 70
Fx 32 3 206 17 99                       Fx 47 23 37 77 71

Novell Czech Republic                   Novell Poland
Prague City Center                      ul. Sienna 64
Klimenstska 46                          00-825 Warsaw, Poland
11002 Prague 1                          Ph 48 22 620 39 79
Czech Republic                          Fx 48 22 620 31 03
Ph 420 2 2185 6611
Fx 420 2 2185 6622                      Novell Portugal
                                        Regus Business Centre
Novell Denmark                          Centro Empresarial Torres
Slotsmarken 12                            de Lisbon
DK 2970 Hersholm, Denmark               Rua Tomas da Fonseca
Ph 45 45 16 00 20                       Torre G 1 degrees
Fx 45 45 16 00 40                       1600 Lisbon, Portugal
                                        Ph 351 1723 06 30
Novell Finland                          Fx 351 1722 35 33
Sinimaentie 10 C
02630 Espoo, Finland                    Novell Russia
Ph 35 89 502 95 1                       Suite 524
Fx 35 89 502 95 300                     Radisson Slavyanskaya Hotel
                                        2, Berezhkovskaya nab.
Novell France                           121059 Moscow, Russia
Tour Framatome                          Ph 7 095 941 8075/73
1, Place de la Coupole                  Fx 7 095 941 8066
92084 Paris la Defense Cedex
France                                  Novell South Africa
Ph 33 1 47 96 60 60                     Morning View Office Park
Fx 33 1 47 78 94 72                     214 Rivonia Road
                                        Morningside
Novell Germany                          PO Box 1840
Monschauer Strasse 12                   Rivonia 2128
40549 Dusseldorf, Germany               Gauteng
Ph 49 211 56310                         Republic of South Africa
Fx 49 211 563 1250                      Ph 27 11 322 8300
                                        Fx 27 11 322 8400
Novell Hungary
East-West Business Center               Novell Spain
1088 Budapest                           27th Floor, Torre Europa
Rakoczi ut 1-3, Hungary                 Paseo de la Castellana, 95
Ph 36 1 235 7656                        28046 Madrid, Spain
Fx 36 1 266 6360                        Ph 34 1 555 65 67
                                        Fx 34 1 555 29 15
Novell Ireland
2nd Floor                               Novell Sweden
The Treasury Building                   Kronborgsgrand 1
Lower Grand Canal Street                16487 Kista
Dublin 2, Ireland                       Stockholm, Sweden
Ph 353 1 605 8025                       Ph 46 84774100
Fx 353 1 605 8155                       Fx 46 84774101

Novell Israel                           Novell Switzerland
Ackerstein Building                     Leutschenbachstrasse 41
Medinat Hayehudim St 103                8050 Zurich, Switzerland
Herzliyya 46776, Israel                 Ph 41 1 308 47 47
Ph 972 9951 4455                        Fx 41 1 302 04 01
Fx 972 9951 4466
                                        United Kingdom
Novell Italia                           Novell House
Piazza Don Mapelli 75                   1, Arlington Square
20099 Sesto San Giovanni                Downshire Way
Milan, Italy                            Bracknell
Ph 39 02 2626 326 2                     Berkshire RG12 1WA
Fx 39 02 2626 319 5                     United Kingdom
                                        Ph 44 1344 724000
                                        Fx 44 1344 724001

                                 39, continued

CONTACT NOVELL

NOVELL
www.novell.com
Corporate, product, program, financial, and shareholder information, including press releases and quarterly earnings announcements, can be found on Novell's Web site.

CUSTOMER INFORMATION
crc@novell.com
Novell's Customer Response Center provides information on Novell products, programs, and services. Call toll free 888-321-4CRC or email crc@novell.com.

FINANCIAL LITERATURE REQUESTS
www.novell.com/ir     irmail@novell.com
Novell's Annual Report, Corporate Fact Book, SEC filings, earnings announcements, and other financial information are available on Novell's Investor Relations Web site at www.novell.com/ir. Mailed copies of financial materials can be obtained from Novell's automated telephone access system at 800-317-3195 or by emailing Novell's investor relations department at irmail@novell.com.


INVESTOR RELATIONS
irmail@novell.com
Novell, Inc.
2211 North First Street
San Jose, CA 95131
800-317-3185
408-967-8080

Novell's Investor Relations staff responds to financial inquiries and requests for financial literature.


SHAREHOLDER SERVICES
shareholder_services@novell.com
Novell, Inc.
2211 North First Street
San Jose, CA 95131
800-NOVL-STK
408-967-8644

Novell shareholder services provides information on Novell's Annual Meeting, changes in stock registration, and other stock administration services.

NEWS HOTLINE
800-668-5329
Call Novell's toll-free, menu-driven fax distribution system for Novell press releases.

ANNUAL MEETING
The Company's Annual Meeting will be held on Tuesday, April 11, 2000 at 2:00 p.m. local time at Novell, 122 East 1700 South, Provo, Utah 84606.

FORM 10-K
www.novell.com/corp/ir/sec.html
irmail@novell.com

Novell's Form 10-K is available on Novell's Investor Relations Web site. For a printed copy, email irmail@novell.com or write:

Investor Relations
Novell, Inc.
2211 North First Street
San Jose, CA 95131


TRANSFER AGENT AND REGISTRAR
www.chasemellon.com
ChaseMellon Shareholder Services, LLC
Ridgefield Park, NY
Toll free 888-581-9375


INDEPENDENT AUDITORS
Ernst & Young LLP, San Jose, CA.

Copyright (C) 2000, Novell, Inc., All Rights Reserved.

Novell, NetWare, GroupWise, NDS and Novell Directory Services are registered trademarks, and BorderManager, eDirectory, NetWare Cluster Services, Novell Internet Caching System and ZENworks are trademarks of Novell, Inc. in the United States and other countries.

*Solaris is a trademark of Sun Microsystems, Inc. Windows NT is a registered trademark of Microsoft Corporation. All other third-party marks are the property of their respective owners.

Designed and produced by Chikamura Design, San Francisco
Principal photography by Joe Gibbs, San Francisco
Dr. Eric Schmidt portrait by Barbara Ries, San Raphael


                              (inside back cover)
scalable
secure
power
choice
manage
integrated
open
all one net

                         Novell Corporate Headquarters
    o 122 East 1700 South o Provo, Utah 84606 o 801 861-7000 o 479-000117-001

                                  (BACK COVER)